Filed Pursuant to Rule 424(b)(1)
Registration No. 333-135378

IMPCO TECHNOLOGIES, INC. 3030 South Susan Street Santa Ana, California 92704 Telephone: (714) 656-1200

PROSPECTUS

July 17, 2006

Dear Stockholder:

You are cordially invited to attend the annual meeting of Stockholders of IMPCO Technologies, Inc. (“IMPCO” or the “Company”) that will be held on August 23, 2006, at the Company’s main office located at 3030 South Susan Street, Santa Ana, California 92704, at 9:00 a.m. local time.

You will be asked at the meeting to vote on the following matters:

1. Approval of The Agreement and Plan of Reorganization. You will be asked approve and adopt an agreement and plan of reorganization pursuant to which the Company will become a wholly-owned subsidiary of a newly formed holding company, Fuel Systems Solutions, Inc., which has been organized at the direction of your Board of Directors. If the reorganization transaction is approved, your Company stock will be converted, without recognition of gain or loss for tax purposes (except with respect to any cash received in lieu of fractional interests), into stock of Fuel Systems Solutions, Inc. on a one-for-two basis and you will receive cash (without interest) in place of any fractional shares of holding company common stock. Your current stock certificates will represent one whole share in the holding company for every two shares of IMPCO common stock represented by such stock certificate, and it will be necessary for you to exchange your IMPCO stock certificates for holding company stock certificates. Similarly, all outstanding options (whether vested or unvested) exercisable for Company stock will become options to purchase one whole share of holding company stock for every two shares of IMPCO common stock subject to such option. Any fractional holding of company shares resulting from such adjustment will be rounded up to the nearest whole number. All outstanding warrants to purchase Company stock will become warrants to purchase one whole share of holding company stock for every two shares of IMPCO common stock subject to such warrant. Any fractional holding of company shares resulting from such adjustment will be adjusted pursuant to the terms of the applicable warrant. A detailed explanation of the proposed reorganization transaction is contained in the accompanying proxy statement/prospectus.

As part of the reorganization, the stockholders of IMPCO will become stockholders of Fuel Systems Solutions. The rights of the stockholders of the two different companies will differ in some respects. You will have the opportunity to vote to approve the significant changes in these rights. If ALL of the changes to your rights as a stockholder are not approved, then the reorganization will not occur.

Management believes that the formation of a holding company will promote greater management accountability, facilitate the operating subsidiaries’ ability to pursue growth opportunities and establish client and supplier relationships on a stand-alone basis, as described in more detail in the accompanying proxy statement/prospectus.

2. Adoption of the 2006 Incentive Bonus Plan. Adopting a 2006 Incentive Bonus Plan which would make it possible to provide cash and/or stock bonus incentives to all of the company’s employees worldwide.

3. Election of Directors. Electing three directors for our board.

4. Appointment of Auditors. Ratifying the Audit Committee’s appointment of BDO Seidman, LLP as our independent auditors to serve until the next annual meeting.

5. Other Business. Transacting such other business as may properly come before the annual meeting and any adjournment or adjournments thereof.

Your Board of Directors unanimously believes that each of the proposals is in the best interests of the Company’s stockholders and recommends a vote “For” each proposal and “For” each director nominee.

It is important that your shares be represented at the annual meeting. Whether or not you plan to attend the annual meeting you are requested to complete, date, sign and return the enclosed proxy in the enclosed envelope, at your earliest convenience.

The accompanying proxy statement/prospectus is also deemed under federal securities laws to be a prospectus by which Fuel Systems Solutions, Inc. offers the common stock which you will receive in the proposed reorganization transaction. This is the reason for the statement in bold-face type below which is required on all prospectuses.

Sincerely yours,

Mariano Costamagna
President and Chief Executive Officer

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is July 17, 2006

IMPCO TECHNOLOGIES, INC.

3030 South Susan Street

Santa Ana, California 92704

Telephone: (714) 656-1200

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD AUGUST 23, 2006

AT 9:00 A.M.

TO THE STOCKHOLDERS OF IMPCO TECHNOLOGIES, INC.:

NOTICE IS HEREBY GIVEN that, pursuant to the bylaws of IMPCO Technologies, Inc. (“IMPCO” or the “Company”) and the call of its Board of Directors, the annual meeting of stockholders of the Company will be held at the Company’s main office located at 3030 South Susan Street, Santa Ana, California 92704, on August 23, 2006, at 9:00 a.m. local time, for the purpose of considering and voting on the following matters:

1. Approval of The Agreement and Plan of Reorganization. Considering and voting on an agreement and plan of reorganization dated June 27, 2006, pursuant to which the Company will become a wholly-owned subsidiary of a newly-formed holding company, Fuel Systems Solutions, Inc., a Delaware corporation (“Fuel Systems”), and the holders of outstanding Company common stock will receive (i) one whole share of common stock of Fuel Systems in exchange for every two shares of Company common stock and (ii) the right to receive cash (without interest) in lieu of any fractional shares of Fuel Systems common stock that such stockholder would otherwise hold as a result of the reorganization.

As part of the reorganization, the stockholders of IMPCO will become stockholders of Fuel Systems Solutions. The rights of the stockholders of the two different companies will differ in some respects. You have the opportunity to vote to approve the significant changes in these rights. If ALL of the following changes to your rights as a stockholder are not approved, then the reorganization will not occur:

(a)	To increase the number of authorized shares of common stock that can be issued from 100,000,000 to 200,000,000;

(b)	To increase the number of authorized shares of preferred stock that can be issued from 500,000 to 1,000,000;

(c)	To prohibit any stockholder action taken by written consent, unanimous or otherwise, in lieu of a stockholder meeting;

(d)	To prohibit any change in the ability of stockholders to act by written consent without the approval of the holders of at least 80 percent of the common stock entitled to vote;

(e)	To allow the board of directors to distribute the remaining net assets of the company to common stock holders in the event of a liquidation event, subject to any preference rights of the preferred stock holders and prior payment of the company’s debts; and

(f)	To limit the adverse effect of any amendment or repeal to the provision limiting directors’ liability by providing that such amendment or repeal will not adversely affect any existing right or protection of a director under Delaware law or have any effect on any prior act or omission of a director.

These transactions are more fully described in the enclosed proxy statement/prospectus, in the agreement and plan of reorganization attached as Appendix A to the proxy statement/prospectus and in the amended and restated certificate of incorporation of Fuel Systems attached as Appendix B to the proxy statement/prospectus.

2. Adoption of the 2006 Incentive Bonus Plan. Adopting a 2006 Incentive Bonus Plan which would make it possible to provide cash and/or stock bonus incentives to all of the company’s employees worldwide.

3. Election of Directors. Electing three directors for our board.

4. Appointment of Auditors. Ratifying the Audit Committee’s appointment of BDO Seidman, LLP as our independent auditors to serve until the next annual meeting.

5. Other Business. Transacting such other business as may properly come before the annual meeting and any adjournment or adjournments thereof.

The Board of Directors has fixed the close of business on June 30, 2006, as the record date for determination of stockholders entitled to notice of, and the right to vote at, the annual meeting.

SINCE IMPORTANT MATTERS ARE TO BE CONSIDERED AT THE ANNUAL MEETING, IT IS VERY IMPORTANT THAT EACH STOCKHOLDER VOTE.

WE URGE YOU TO SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING IN PERSON. THE ENCLOSED PROXY IS SOLICITED BY THE COMPANY’S BOARD OF DIRECTORS. ANY STOCKHOLDER WHO EXECUTES AND DELIVERS SUCH A PROXY HAS THE RIGHT TO REVOKE IT AT ANY TIME BEFORE IT IS EXERCISED BY GIVING WRITTEN NOTICE OF REVOCATION TO THE SECRETARY OF THE COMPANY, BY SUBMITTING PRIOR TO THE ANNUAL MEETING A PROPERLY EXECUTED PROXY BEARING A LATER DATE, OR BY BEING PRESENT AT THE ANNUAL MEETING AND ELECTING TO VOTE IN PERSON BY ADVISING THE CHAIRMAN OF THE ANNUAL MEETING OF SUCH ELECTION.

PLEASE INDICATE ON THE PROXY WHETHER OR NOT YOU EXPECT TO ATTEND THE ANNUAL MEETING SO THAT THE COMPANY CAN ARRANGE FOR ADEQUATE SEATING.

By	Order of the Board of Directors
Thomas M. Costales, Secretary

July 17, 2006

July 17, 2006

To Our Stockholders:

We are pleased to enclose a proxy statement for IMPCO’s annual meeting of shareholders to be held on August 23, 2006, at the company’s new U.S. headquarters and state-of-the art manufacturing facility located in Santa Ana, California.

The past year was a period of significant accomplishments and milestone’s for IMPCO – highlighted by a return to profitability in the first quarter of 2006. Our success has benefited from a focus in 2005 on the integration of our new Italian operating subsidiary, BRC, S.r.l., streamlining the company’s business operations and on cost-reduction initiatives. At the same time, a global focus on cleaner air, less expensive fuel and energy, and energy independence is expected to further strengthen demand for alternative fuels, with natural gas and propane at the forefront. Our strong technological and manufacturing capabilities, supported by 48 years of industry experience and numerous patents, represent significant advantages and we fully intend to capitalize on these strengths moving forward.

In order to maximize our true potential, we are seeking to reorganize the company’s structure through the establishment of a new holding entity, Fuel Systems Solutions, Inc. Currently, IMPCO is the parent of our largest operating subsidiary BRC, S.r.l., the Italian company we acquired last year. We believe that a reorganization, whereby IMPCO and BRC are separate, stand-alone operating entities and wholly owned subsidiaries of Fuel Systems Solutions, offers several advantages:

•	It promotes greater management accountability at the corporate and individual operating unit levels;

•	It creates greater flexibility to respond to customer needs;

•	And, it aligns each operating subsidiary with specific core product lines and business segments.

The company’s ability to attract, retain and motivate employees is fundamental to its success. In order to support these important objectives, the board of directors has authorized a new 2006 Incentive Bonus Plan. If approved by stockholders at the annual meeting, we will begin granting awards under this plan in 2007 to each eligible employee worldwide – based upon employees meeting individual performance goals and the profitability of the division in which they work. With the proposed adoption of this new performance-based plan, we have discontinued the issuance of any new options under our existing stock option plans.

We are also seeking your support for the election of three members of our board of directors – Messrs. Mariano Costamagna, Doug King, and J. David Power. We are also requesting the ratification of the board’s selection of BDO Seidman, LLP as our independent auditors until the next annual meeting of stockholders.

Please carefully review the discussion of all of these items in the enclosed materials and return your proxy card with a vote FOR all of these proposals.

We appreciate your support and look forward to reporting our accomplishments in the quarters ahead.

Sincerely yours,

Mariano Costamagna
President and Chief Executive Officer

IMPCO TECHNOLOGIES, INC.

3030 South Susan Street

Santa Ana, California 92704

Telephone: (714) 656-1200

PROXY STATEMENT/PROSPECTUS

ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD AUGUST 23, 2006

i

v

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus on Form S-4 contains forward-looking statements that involve risks and uncertainties. Statements about our plans, intentions and expectations are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Statements containing the words “believes,” “anticipates,” “intends,” “plans,” “seeks,” “estimates,” “expects,” “may,” “will,” “should,” “would,” and similar words as they relate to IMPCO or our management, constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward looking statements are not guarantees of future performance or course of actions and involve known and unknown risks, uncertainties and other factors, some of which are beyond our control, that are difficult to predict and may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: prevailing market and global economic conditions, changes in environmental regulations that impact the demand for our products, our ability to manage our leverage and address operating covenant restrictions relating to our indebtedness, our ability to negotiate and comply with waivers pertaining to existing loan covenant defaults, our ability to design and market advanced fuel metering, fuel storage and electronic control products, our ability to meet original equipment manufacturer, or OEM, specifications, the level and success of our development programs with OEMs and our ability to successfully integrate the IMPCO and BRC, S.r.l. operations and utilize synergistic opportunities, while retaining their individual strengths and focus.

These statements are further qualified by important factors, in addition to those under “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this proxy statement/prospectus, which reflect our view only as of the date of this proxy statement/prospectus, that could cause actual results to differ significantly from those in the forward-looking statements, including, among other things, economic conditions and other risks.

Forward-looking statements are not guarantees of performance. By their nature, they involve risks, uncertainties and assumptions. The future results and stockholder values may differ significantly from those expressed in these forward-looking statements. You are cautioned not to put undue reliance on any forward-looking statement. Any such statement speaks only as of the date of this proxy statement/prospectus, and in the case of documents incorporated by reference, as of the date of those documents. Neither IMPCO nor Fuel Systems Solutions, Inc. undertake any obligation to update or release any revisions to any forward-looking statements, to report any new information, future event or other circumstances after the date of this proxy statement/prospectus or to reflect the occurrence of unanticipated events, except as required by law.

In this proxy statement/prospectus, references to “IMPCO”, the “company” and to first person pronouns such as “we”, “our” and “us” refer to IMPCO and its consolidated subsidiaries (other than Fuel Systems Solutions, Inc. and IMPCO Merger Sub, Inc.) and predecessors, unless the context otherwise requires.

QUESTIONS AND ANSWERS REGARDING THE ANNUAL MEETING

Set forth below are some key questions and answers to provide you with more information about the annual meeting. These questions and answers are qualified in their entirety by reference to the more detailed information appearing elsewhere in or accompanying this proxy statement/prospectus. We urge you to review the entire proxy statement/prospectus and accompanying materials carefully.

INTRODUCTION

Q:	Why am I receiving this proxy statement/prospectus?

A:	You have received this proxy statement/prospectus and the enclosed proxy card from us because you held shares of our common stock on June 30, 2006.

Q:	What are the proposals I will be voting on at the annual meeting?

A:	As a stockholder, you are entitled to and requested to approve and adopt an agreement and plan of reorganization pursuant to which IMPCO will become a wholly-owned subsidiary of Fuel Systems Solutions, Inc., a newly formed Delaware corporation, and every two outstanding shares of IMPCO common stock will be exchanged for one whole share of common stock of Fuel Systems Solutions, Inc. No fractional shares of Fuel Systems Solutions, Inc. common stock will be issued in the reorganization. Instead, you will receive cash (without interest) in lieu of any fractional shares of Fuel Systems Solutions, Inc. to which you might otherwise be entitled as a result of the reorganization. Your number of old IMPCO shares (i.e., IMPCO shares held prior to the reorganization) should be divided by two to determine the whole number of new Fuel Systems Solutions, Inc. shares (i.e., Fuel Systems Solutions, Inc. shares held after the reorganization) to which you are entitled.

As part of the reorganization, the stockholders of IMPCO will become stockholders of Fuel Systems Solutions. The rights of the stockholders of the two different companies will differ in some respects. You have the opportunity to vote to approve the significant changes in these rights. If ALL of the following changes to your rights as a stockholder are not approved, then the reorganization will not occur:

(a)	To increase the number of authorized shares of common stock that can be issued from 100,000,000 to 200,000,000;

(b)	To increase the number of authorized shares of preferred stock that can be issued from 500,000 to 1,000,000;

(c)	To prohibit any stockholder action taken by written consent, unanimous or otherwise, in lieu of a stockholder meeting;

(d)	To prohibit any change in the ability of stockholders to act by written consent without the approval of the holders of at least 80 percent of the common stock entitled to vote;

(e)	To allow the board of directors to distribute the remaining net assets of the company to common stock holders in the event of a liquidation event, subject to any preference rights of the preferred stock holders and prior payment of the company’s debts; and

(f)	To limit the adverse effect of any amendment or repeal to the provision limiting directors’ liability by providing that such amendment or repeal will not adversely affect any existing right or protection of a director under Delaware law or have any effect on any prior act or omission of a director.

You are also entitled to and requested to approve and adopt the company’s proposed 2006 Incentive Bonus Plan, elect three directors and approve the appointment of our independent auditors.

Q:	Who is entitled to vote?

A:	Only holders of record shares of common stock on the close of business on June 30, 2006 will be entitled to vote at the annual meeting. On July 17, 2006, we began mailing this proxy statement/prospectus to all persons entitled to vote at the annual meeting.

Q:	When and where is the annual meeting being held?

A:	The annual meeting is being held on August 23, 2006 at the company’s main office located at 3030 South Susan Street, Santa Ana, California 92704, at 9:00 a.m. local time.

THE REORGANIZATION

Q:	Why is IMPCO proposing the reorganization?

A:	Our board of directors believes the establishment of a holding company structure will promote greater management accountability at the corporate and individual operating unit levels and greater flexibility in responding to our customers’ needs. By separating the corporate functions from the operating subsidiaries and aligning each operating subsidiary with its own core product lines and business segments, senior IMPCO and BRC, S.r.l. executives will be able to manage their respective operations on a stand-alone basis. The proposed structure also facilitates the operating divisions’ abilities to pursue growth opportunities and focus on developing and fostering client and supplier relationships on a stand-alone basis.

Q:	What will I receive in the reorganization for my shares of common stock?

A:	You will receive one whole share of common stock of Fuel Systems Solutions, Inc. in exchange for every two shares of IMPCO common stock that you hold at the time of the reorganization, and you will be entitled to receive cash (without interest) in lieu of any fractional shares of Fuel Systems Solutions, Inc. common stock that you would otherwise be entitled as a result of the reorganization.

Q:	How will my rights as a stockholder of Fuel Systems Solutions, Inc. be different from my rights as a stockholder of IMPCO?

A:	As part of the reorganization, the stockholders of IMPCO will become stockholders of Fuel Systems Solutions, Inc. The rights of the stockholders of the two different companies will differ in the following significant respects:

(a)	The number of authorized shares of common stock that can be issued will be increased from 100,000,000 to 200,000,000;

(b)	The number of authorized shares of preferred stock that can be issued will be increased from 500,000 to 1,000,000;

(c)	Stockholders will be prohibited from taking any action by written consent, unanimous or otherwise, in lieu of a stockholder meeting;

(d)	Any change in the ability of stockholders to act by written consent requires the approval of the holders of at least 80 percent of the common stock entitled to vote;

(e)	The board of directors may distribute the remaining net assets of the company to common stock holders in the event of a liquidation event, subject to any preference rights of the preferred stock holders and prior payment of the company’s debts; and

(f)	Any amendment or repeal to the provision limiting directors’ liability will be limited by providing that such amendment or repeal will not adversely affect any existing right or protection of a director under Delaware law or have any effect on any prior act or omission of a director.

You have the opportunity to vote on each of these changes as a separate matter. However, if ALL of the changes are not approved, the reorganization will not take place.

Q:	After the reorganization, will Fuel Systems Solutions, Inc. have the same directors and executive officers that IMPCO currently has?

A:	The directors of Fuel Systems Solutions, Inc. immediately after the reorganization will be the same as IMPCO’s current directors. The following officers of IMPCO have been appointed by the board of directors to serve as the initial officers of Fuel Systems Solutions, Inc.: Mariano Costamagna, President and Chief Executive Officer, and Thomas M. Costales, Chief Financial Officer, Treasurer and Secretary.

Q:	What will be the business of Fuel Systems Solutions, Inc. after the reorganization?

A:	The sole activity of Fuel Systems Solutions, Inc. immediately after the reorganization will be to hold 100% of the stock of IMPCO and 100% of the stock of BRC, S.r.l. The consolidated assets, liabilities and stockholders’ equity of Fuel Systems Solutions, Inc. immediately following the reorganization will be the same as the consolidated assets, liabilities and stockholders’ equity of IMPCO immediately prior to the reorganization.

Q:	Will I have appraisal rights in connection with the reorganization?

A:	No. You are not entitled to appraisal rights under Delaware law.

Q:	What will happen to my shares of common stock after the reorganization?

A:	If the reorganization is approved, we will send you a letter of transmittal that will explain how to obtain common stock of Fuel Systems Solutions, Inc. in exchange for your shares of IMPCO common stock.

Q:	What if I fail to exchange my IMPCO stock certificates for stock certificates of Fuel Systems Solutions, Inc.?

A:	If you fail to surrender your certificates of IMPCO common stock, you will not receive certificates representing common stock of Fuel Systems Solutions, Inc. In this case, you will not be entitled to any distributions made with respect to common stock of Fuel Systems Solutions, Inc., and you will not be able to transfer your Fuel Systems Solutions, Inc. common stock until your IMPCO common stock is surrendered. As soon as practicable after the completion of the reorganization we will send you a letter of transmittal that will explain how to obtain stock certificates of Fuel Systems Solutions, Inc. in exchange for your IMPCO stock certificates.

Q:	Will the common stock of Fuel Systems Solutions, Inc. be publicly traded?

A:	Yes. After the reorganization, IMPCO common stock will no longer be listed on the Nasdaq Global Market, but Fuel Systems Solutions, Inc. common stock will be listed on the Nasdaq Global Market for trading under the symbol “FSYS” (IMPCO common stock is currently traded under the symbol “IMCO”). We will not complete the reorganization unless and until the Fuel Systems Solutions, Inc. common stock is approved for listing on the Nasdaq Global Market.

Q:	What if an agreement and plan of reorganization is not approved by the stockholders?

A:	There will be no effect on your shares of IMPCO stock if an agreement and plan of reorganization is not approved by the stockholders.

Q:	What if each of the changes to the rights of the stockholders is not approved?

A:	The reorganization will not take place and there will be no effect on your rights as a stockholder of IMPCO if the changes to the rights of stockholders are not ALL approved.

Q:	What are the U.S. federal income tax consequences of the reorganization on the stockholders of IMPCO?

A:	We will obtain a legal opinion that stockholders will, for U.S. federal income tax purposes: (1) recognize no gain or loss upon the receipt of common stock of Fuel Systems Solutions, Inc. in exchange for your IMPCO common stock (except with respect to any cash received in lieu of fractional interests); (2) have an initial tax basis in common stock of Fuel Systems Solutions, Inc. received (including any fractional shares deemed received and exchanged for cash) that is the same as your adjusted tax basis in your IMPCO common stock exchanged therefor; and (3) have a holding period for U.S. federal income tax purposes for common stock of Fuel Systems Solutions, Inc. (including any fractional shares deemed received and exchanged for cash) that includes your holding period for your IMPCO common stock exchanged therefor.

2006 INCENTIVE BONUS PLAN

Q:	Why is the company proposing the 2006 Incentive Bonus Plan?

A:	Our board believes that the 2006 Incentive Bonus Plan will enhance the company’s compensation structure and strategy and encourage results-oriented actions on the part of all employees throughout the company. All employees company-wide will be eligible to receive an annual bonus contingent on the performance of that employee and his or her division within the company.

Q:	Who is eligible to participate in the 2006 Incentive Bonus Plan?

A:	All employees of the company and its subsidiaries worldwide are eligible to participate in the 2006 Incentive Bonus Plan if they have been employed for at least the final six months of the applicable year and are employed by the company or one of its subsidiaries on the date awards are given.

Q:	Will all eligible employees receive a bonus under the plan?

A:	Not necessarily. An eligible employee will only receive a bonus if he or she works in a division that makes a net profit for the year and if the eligible employee has successfully met his or her own individual performance goals for the year.

Q:	How are bonuses determined under the plan?

A:	After the end of each year, the company will set aside ten percent of the net profits of each operating division as a bonus pool for distribution to eligible employees of that division under the 2006 Incentive Bonus Plan. The awards to eligible employees of a profitable division will be distributed out of this bonus pool to those employees who have met their own individual performance goals. If the division in which an eligible employee works does not make a profit during a year, the employee will not receive a bonus under the plan, regardless of the employee’s personal accomplishments.

Q:	How will corporate “overhead” expenses be allocated when determining the net profits of a division?

A:	When calculating net profit for the divisions in 2006, the Compensation Committee will not allocate any expenses related to corporate “overhead” to any division. In subsequent years, the Compensation Committee may, in its discretion, allocate some or all of the corporate “overhead” expenses to one or more of the divisions.

Q:	How will awards earned under the 2006 Incentive Bonus Plan be paid?

A:	Awards granted under the plan may be paid in cash, in shares of restricted stock, or in a combination of both, at the option of the company. The vesting schedule and other terms of the restricted stock awards will be determined in the sole and absolute discretion of the Compensation Committee.

Q:	What is the term of the 2006 Incentive Bonus Plan?

A:	The plan is in effect for the fiscal year commencing January 1, 2006 and will continue in effect for subsequent years unless and until terminated by the Compensation Committee in accordance with the provisions of the plan. The Board may terminate the plan without stockholder approval at any time.

Q:	What happens to the plan if the reorganization takes place?

A:	If the reorganization described in this proxy statement/prospectus is approved by stockholders and takes effect, then Fuel Systems will adopt and implement the 2006 Incentive Bonus Plan.

VOTING

Q:	What vote is required to approve an agreement and plan of reorganization?

A:	Under Delaware law and our bylaws, the affirmative vote of the holders of a majority of our outstanding shares of common stock is required to approve the agreement and plan of reorganization. In addition, the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting must approve ALL of the significant changes to the rights of stockholders for the reorganization to take effect.

Q:	What vote is required to approve the changes to the rights of stockholders in connection with the reorganization?

A:	The affirmative vote of the holders of a majority of shares of common stock present and in person or represented by proxy and entitled to vote at the annual meeting is required to approve each of the changes to the rights of stockholders in connection with the reorganization. Unless ALL of these changes are approved, the reorganization will not occur.

Q:	What vote is required to elect the directors?

A:	Directors are elected by a plurality of the votes cast by the holders of our common stock present in person or represented by proxy and entitled to vote at the annual meeting. Any shares not voted (whether by broker non-vote or votes withheld) will not be counted as votes cast for or against the nominees and will be excluded from the vote. Consequently, any such non-voted shares will have no effect on the vote for the election of directors.

Q:	What vote is required to approve the 2006 Incentive Bonus Plan and to ratify the selection of our auditors?

A:	Under Delaware law and our bylaws, the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the 2006 Incentive Bonus Plan and to ratify the Audit Committee’s selection of BDO Seidman, LLP as our independent auditors to serve until the next annual meeting.

Q:	Who is soliciting my proxy?

A:	Our board of directors.

Q:	How does the board recommend that I vote at the annual meeting?

A:	Our board of directors recommends that you vote “FOR” all proposals and “FOR” the election of the three director nominees.

Q:	How is my vote counted if I vote by proxy?

A:	If you decide to vote by proxy, your proxy card will be valid only if you sign, date and return it before the annual meeting to be held on August 23, 2006. You may vote “FOR,” “AGAINST” or “ABSTAIN.” If you fail to vote “FOR” any of the proposals, other than the election of directors, or you “ABSTAIN” it has the same effect as a vote “AGAINST” the proposal.

Q:	If my shares are held in “street name,” will my broker be able to vote my shares?

A:	Yes, but only if you provide instructions to your broker on how to vote. If you do not provide your broker with instructions on how to vote, your shares will be considered broker non-votes and will have the effect of voting against adopting the reorganization, against adopting the 2006 Incentive Bonus Plan and against ratifying the selection of our independent auditors. Broker non-votes do not have any effect on the election of directors.

Q:	Can I change my vote after I have mailed my signed proxy card?

A:	Yes, you may change your vote at any time before your shares are voted at the annual meeting. You may change your vote in one of three ways.

1. You may notify the Secretary of IMPCO in writing before the annual meeting that you wish to revoke your proxy. In this case, please contact IMPCO Technologies, Inc., 3030 South Susan Street, Santa Ana, California 92704, Attention: Thomas M. Costales, Secretary.

2. You may submit a proxy dated later than your original proxy.

3. You may attend the annual meeting and vote. Merely attending the annual meeting will not by itself revoke a proxy; you must obtain a ballot and vote your shares to revoke the previously submitted proxy.

Q:	Whom can I contact with questions about the reorganization or the annual meeting?

A:	If you have questions about the reorganization or the annual meeting or would like additional copies of this proxy statement/prospectus, you should contact Thomas M. Costales, IMPCO’s Chief Financial Officer, Treasurer and Secretary, at (714) 656-1200.

SUMMARY OF THE REORGANIZATION

This summary highlights selected information from this proxy statement/prospectus regarding the reorganization and may not contain all of the information that may be important to you in evaluating the proposed reorganization. The information contained in this summary is qualified in its entirety by, and should be read in conjunction with, the detailed information appearing elsewhere in this proxy statement/prospectus and in the appendices. To understand fully the proposed reorganization, we strongly encourage you to read this proxy statement/prospectus and its appendices. We have included page references in this summary to direct you to a more complete discussion in this proxy statement/prospectus.

IMPCO Technologies, Inc. (see page 20)	We operate as a designer, manufacturer and supplier of components and systems to enable internal combustion engines to run on clean burning gaseous fuels such as natural gas, propane and biogas. We are a leader in the heavy duty, industrial power generation and stationary engine sectors. Headquartered in Santa Ana, California, we have offices throughout Asia, Europe, Australia and North America. Our principal place of business is at 3030 South Susan Street, Santa Ana, California 92704, telephone: (714) 656-1200. More information can be found at our website, http://www.impco.ws.

Fuel Systems Solutions, Inc. (see page 20)	Fuel Systems Solutions, Inc. is a Delaware corporation (“Fuel Systems”) and a wholly-owned subsidiary of IMPCO. Fuel Systems was recently formed for the purpose of effecting the reorganization. IMPCO will be a wholly-owned subsidiary of Fuel Systems after the reorganization.

IMPCO Merger Sub, Inc. (see page 20)	IMPCO Merger Sub, Inc. is a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Fuel Systems. Merger Sub was recently formed for the purpose of effecting the reorganization.

Reasons for the Reorganization (see page 23)	The reorganization transaction is intended to align our corporate structure more closely with our operating structure thereby promoting greater management accountability at the corporate and individual operating unit levels and facilitating our operating subsidiaries’ abilities to pursue their respective growth opportunities and establish client and supplier relationships on a stand-alone basis.

The Reorganization (see page 20)	As depicted in the diagrams on page 25, in the reorganization, Merger Sub will merge with and into IMPCO, with IMPCO being the surviving corporation. Immediately prior to the reorganization, IMPCO will contribute 100% of its holdings of the capital stock of BRC, S.r.l. to Fuel Systems. As a result, each of IMPCO and BRC, S.r.l. will become a wholly-owned subsidiary of Fuel Systems.

At the time of the reorganization, you will become a stockholder of Fuel Systems, and every two shares of your IMPCO common stock will be converted into the right to receive one whole share of common stock of Fuel Systems. No fractional shares of Fuel Systems common stock will be issued in the reorganization. Instead, you will receive cash (without interest) in lieu of any fractional shares to which you might otherwise be entitled as a result of the reorganization. Your number of old IMPCO shares (i.e., IMPCO shares held prior to the reorganization) should be divided by two to determine the whole number of new Fuel Systems shares (i.e., Fuel Systems shares held after the reorganization) to which you are entitled.

• each share of Merger Sub common stock held by Fuel Systems will be converted into one share of IMPCO common stock;

• each share of common stock of Fuel Systems held by IMPCO will be cancelled.

After the reorganization, outstanding options and warrants to purchase IMPCO common stock will be exercisable only for common stock of Fuel Systems.

•      As of the effective date of the reorganization, each such outstanding IMPCO option and warrant will be assumed by Fuel Systems and automatically converted into options or warrants, as applicable, to purchase Fuel Systems common stock and will continue to have and be subject to the same terms and conditions as were applicable to such option or warrant, except that (i) such option and such warrant, as applicable, will be exercisable for one whole share of Fuel Systems common stock for every two shares of IMPCO common stock subject to such option or warrant, as applicable, immediately prior to the effective time of the reorganization and (ii) the exercise price for each such option and warrant will be equal to the product of the exercise price of such option or warrant, as applicable, immediately prior to the effective time of the reorganization multiplied by two. Any fractional Fuel Systems shares resulting from such adjustment of the options will be rounded up to the nearest whole number. Any fractional Fuel Systems shares resulting from such adjustment of the warrants will be adjusted pursuant to the terms of the applicable warrant.

•      The Company has no intent to issue or grant any further options under any of the existing IMPCO stock option plans following the reorganization. Rather, the board of directors has adopted the 2006 Incentive Bonus Plan which stockholders are voting on as Proposal 2 at the annual meeting. If the reorganization occurs, Fuel Systems will assume the 2006 Incentive Bonus Plan.

IMPCO’s stockholder protection rights agreement will terminate in accordance with its terms as a result of the reorganization. Fuel Systems’ board of directors has adopted a Fuel Systems stockholder protection rights agreement with substantially the same terms and conditions as the IMPCO stockholder protection rights agreement except that, for purposes of the definition of “Acquiring Person,” any and all Fuel Systems common stock acquired directly from Fuel Systems, any wholly-owned subsidiary of Fuel Systems, any Fuel Systems employee stock ownership plan and/or other Fuel Systems employee benefit plan (either through an issuance of new shares by Fuel Systems or otherwise) by Mariano

Costamagna and/or his affiliates will not be included in the beneficial ownership percentage calculation in the definition of “Acquiring Person.” Therefore, the acquisition of any additional shares of Fuel Systems common stock by Mariano Costamagna and/or his affiliates directly from Fuel Systems, any wholly-owned subsidiary of Fuel Systems, any Fuel Systems employee stock ownership and/or other Fuel Systems employee benefit plan will not trigger the issuance of rights under the stockholder protection rights agreement; however, any acquisition of Fuel Systems common stock by Mariano Costamagna and/or his affiliates from any other person or entity will trigger the issuance of the rights. The exercise price of each right under the Fuel Systems stockholder protection rights agreement will be $100 (subject to adjustment), an increase from the $45 exercise price under the IMPCO stockholder protection rights agreement, and will not be further adjusted as a result of the reorganization.

Completion of the reorganization may be deferred by our board of directors or an authorized officer following the annual meeting if the board or an authorized officer determines that deferral would be in the best interests of IMPCO and its stockholders.

The agreement and plan of reorganization, attached as Appendix A, may be terminated and the reorganization abandoned prior to the filing of the certificate of merger, whether before or after approval by IMPCO stockholders, if the board determines that the reorganization for any reason would not be in the best interests of IMPCO and its stockholders.

Changes to Stockholder Rights (see page 26)	The relative powers, designations, preferences, rights and qualifications of the Fuel Systems common stock as in effect immediately prior to the reorganization will be substantially similar to our common stock with the material additions listed on page 26.

You have the opportunity to vote on the following significant changes to the rights of stockholders in connection with the reorganization at the annual meeting:

(a)    The number of authorized shares of common stock that can be issued will be increased from 100,000,000 to 200,000,000;

(b)    The number of authorized shares of preferred stock that can be issued will be increased from 500,000 to 1,000,000;

(c)    Stockholders will be prohibited from taking any action by written consent, unanimous or otherwise, in lieu of a stockholder meeting;

(d)    Any change in the ability of stockholders to act by written consent will require the approval of the holders of at least 80 percent of the common stock entitled to vote;

(e)    The board of directors may distribute the remaining net assets of the company to common stock holders in the event of a liquidation event, subject to any preference rights of the preferred stock holders and prior payment of the company’s debts; and

(f)     Any amendment or repeal to the provision limiting directors’ liability will be limited by providing that such amendment or repeal will not adversely affect any existing right or protection of a director under Delaware law or have any effect on any prior act or omission of a director.

You have the opportunity to vote on each of these changes as a separate matter. However, if ALL of the changes are not approved, the reorganization will not take place.

Fuel Systems’ Officers (see page 30)	Immediately after the reorganization, the directors of Fuel Systems will be the same persons who currently serve as directors of IMPCO. The following officers of IMPCO have been appointed by the board of directors to serve as the initial officers of Fuel Systems: Mariano Costamagna, President and Chief Executive Officer, and Thomas M. Costales, Chief Financial Officer, Treasurer and Secretary. There will be no change in the compensation or benefits of the directors or executive officers of IMPCO as a result of the reorganization. They will continue to receive the same aggregate compensation and benefits as they presently receive from IMPCO (unless and until such compensation and benefits are changed at some future time by the board of Fuel Systems).

Listing of Fuel Systems Common Stock (see page 24)	After the reorganization, IMPCO’s common stock will be delisted and cease to trade, and Fuel Systems common stock will be listed for trading on the Nasdaq Global Market under the symbol “FSYS”.

Conditions to the Reorganization (see page 31)	The reorganization is subject to the satisfaction of the following conditions:

•      approval by the vote of the holders of a majority of our issued and outstanding common stock;

•      stockholder approval of the significant changes in stockholder rights between the IMPCO and Fuel Systems certificates of incorporation;

• receipt of an opinion from counsel with respect to certain federal income tax consequences of the reorganization;

• Fuel Systems common stock having been approved for listing by the Nasdaq Global Market; and

• obtaining any other consents, approvals or authorizations deemed necessary or appropriate.

Effective Time (see page 32)	The reorganization will become effective immediately upon the filing of a certificate of merger with the Delaware Secretary of State, which we expect to occur promptly following approval of the reorganization at the annual meeting.

Risk Factors (see page 50)	There are risks and uncertainties related to the reorganization that you should carefully consider in deciding how to vote on the reorganization. If any of these risks occur, our business and the value of our common stock could be materially adversely affected.

Interests of Directors and Executive Officers (see page 41)	Our executive officers and directors own our common stock and/or options to purchase shares of our common stock and to that extent their interest in the reorganization is the same as that of the other holders of our common stock.

As of May 2, 2006, our directors and executive officers beneficially owned 7,149,586 shares of our issued and outstanding common stock, as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, representing approximately 24.5% of the outstanding votes of common stock. The vote of holders of a majority of the shares of IMPCO common stock outstanding on the record date is required to approve an agreement and plan of reorganization.

Exchange of Stock Certificates (see page 33)	At the effective time of the reorganization, certificates representing our common stock will no longer entitle you to any rights with respect to IMPCO’s common stock.

As soon as practicable after the completion of the reorganization, Fuel Systems will send to our stockholders a letter of transmittal for use in exchanging IMPCO common stock for Fuel Systems common stock. No certificates representing fractional interests in Fuel Systems common stock will be issued in connection with the reorganization.

Appraisal Rights (see page 32)	Under Delaware law, our stockholders do not have appraisal rights with respect to the reorganization.

Expenses (see page 42)	All expenses related to the reorganization will be paid by us whether or not the reorganization is approved by our stockholders.

Tax Consequences (see page 39)	We will obtain a legal opinion that our stockholders will recognize neither gain nor loss for federal income tax purposes as a result of the reorganization (except with respect to any cash received in lieu of fractional interests). However, you should consult your own tax adviser to determine the specific tax consequences of the reorganization to you. The full text of the tax opinion is attached to this proxy statement/prospectus as Appendix D.

Accounting Consequences (see page 41)	The consolidated assets, liabilities and stockholders’ equity of Fuel Systems immediately after the reorganization will be the same as those of IMPCO immediately prior to the reorganization.

Voting Securities (see page 32)	The only class of stock entitled to vote at the annual meeting is common stock. At the close of business on June 30, 2006, there were 30,016,087 shares of common stock outstanding and entitled to vote at the annual meeting (not including treasury shares or shares issuable upon exercise of options), and the holders of those shares will be entitled to one vote per share. Approval of the agreement and plan of reorganization requires the approval of the holders of a majority of the outstanding shares of IMPCO common stock. IMPCO’s directors and executive officers beneficially own approximately 24.5% of IMPCO’s issued and outstanding common stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

Rule 144 and Section 13(d) of the Exchange Act (see page 41)	Sales under Rule 144 of common stock of Fuel Systems received in the reorganization will not be any different than sales of IMPCO common stock under Rule 144, except that the average weekly reported volume of trading in IMPCO common stock may not be taken into account by holders of common stock of Fuel Systems for purposes of Rule 144(e)(1) and (2).

IMPCO’s prior reports will be taken into account in determining Fuel Systems’ compliance with the current public information requirements of Rule 144(c)(1). In addition, for purposes of resales by affiliates of IMPCO under Rule 145, you should be able to tack on to the common stock of Fuel Systems the period of time during which you held IMPCO common stock for purposes of Rule 144(d).

Stockholders of IMPCO who have filed statements on Schedule 13D or Schedule 13G reporting beneficial ownership of common stock of IMPCO will not be required to make additional or amended filings of such statements as a result of the reorganization.

Recommendation of the Board of Directors (see page 42)	The board of directors of IMPCO recommends you vote “FOR” the approval and adoption of an agreement and plan of reorganization and “FOR” the approval of each of the significant changes to the rights of stockholders.

Please vote your shares as soon as possible so that your shares may be represented at the annual meeting. You may vote by signing and dating your proxy card and mailing it in the enclosed return envelope, or you may vote in person at the annual meeting.

Selected Financial and Other Data	The following table sets forth our summary consolidated financial data for each of the years ended December 31, 2003, 2004 and 2005, as amended, and for the comparative three-month periods ended March 31, 2005 and 2006 (unaudited). This data has been derived from our audited consolidated financial statements and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operation” and our consolidated financial statements, related notes and other financial information included herein. The financial data for the three months ended March 31, 2005 and 2006 reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the operating results that may be expected for the year ended December 31, 2006.

	Years Ended December 31,			Three Months Ended March 31,
(in thousands, except per share data)	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Statements of Operations:
Revenue	$74,740	$118,292	$174,539	$25,005	$56,081
Cost and expenses:
Cost of revenue (1)	51,780	91,554	126,971	18,209	38,439
Research and development expense (1)	3,803	4,634	8,052	1,341	2,127
Selling, general and administrative expense (1)	19,638	20,331	33,541	7,564	8,248
Amortization of intangible assets	—	—	1,334	—	439
Impairment loss of goodwill	—	2,833	—	—	—
Acquired in-process technology	—	—	99	75	—

Total costs and expenses	75,221	119,352	169,997	27,189	49,253
Operating income (loss)	(481)	(1,060)	4,542	(2,184)	6,828
Other income (expense), net	—	—	547	(98)	(230)
Loss on extinguishment of debt	—	(6,752)	—	—	—
Interest expense	(4,211)	(5,643)	(1,035)	(318)	(492)
Interest income	172	134	345	61	348

Income (loss) before tax and cumulative effect of a change in accounting principle	(4,520)	(13,321)	4,399	(2,539)	6,454

	Years Ended December 31,			Three Months Ended March 31,
(in thousands, except per share data)	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Equity share in income (loss) of unconsolidated affiliates	(1,107)	1,157	1,075	910	227
Write-off of investment in unconsolidated affiliates	—	(214)	(1,045)	—	—
Income tax expense	(668)	(2,325)	(14,025)	(327)	(2,690)
Minority interest in income of consolidated subsidiaries	(605)	(1,176)	(975)	(225)	(292)

Income (loss) before cumulative effect of a change in accounting principle (2)	(6,900)	(15,879)	(10,571)	(2,181)	3,699
Cumulative effect of a change in accounting principle, net of tax	—	—	(117)	—	—

Net income (loss)	$(6,900)	$(15,879)	$(10,688)	$(2,181)	$3,699

Basic income (loss) per share (3):
Income (loss) before cumulative effect of a change in accounting principle	$(0.41)	$(0.85)	$(0.39)	$(0.10)	$0.13
Per share effect of the cumulative effect of a change in accounting principle	$—	$—	$(0.01)	$—	$—
Net income (loss)	$(0.41)	$(0.85)	$(0.40)	$(0.10)	$0.13

Pro forma net income (loss) (unaudited) (4)	$(0.83)	$(1.71)	$(0.79)	$(0.20)	$0.25

Diluted income (loss) per share (3):
Income (loss) before cumulative effect of a change in accounting principle	$(0.41)	$(0.85)	$(0.39)	$(0.10)	$0.12
Per share effect of the cumulative effect of a change in accounting principle	$—	$—	$(0.01)	$—	$—
Net income (loss)	$(0.41)	$(0.85)	$(0.40)	$(0.10)	$0.12

Pro forma net income (loss) (unaudited) (4)	$(0.83)	$(1.71)	$(0.79)	$(0.20)	$0.25

Balance Sheet Data:
Total current assets	$44,129	$43,978	$105,869	$99,182	$124,574
Total assets	101,136	98,452	176,845	177,137	196,102
Total current liabilities	21,990	29,461	68,269	63,965	81,190
Long-term obligations	19,195	21,253	12,141	12,307	11,815
Stockholders’ equity	57,129	44,831	88,286	97,733	94,796

(1)	Stock-based compensation expense was allocated as follows:

	Years Ended December 31,			Three Months Ended Mar. 31,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Cost of revenue	—	—	—	—	5
Research and development expense	—	—	—	—	29
Selling, general and administrative expense	—	—	1,773	1,759	194

(2)	Includes in the years ended December 31, 2003, 2004 and 2005, $2.5 million, $9.1 million and $10.4 million, respectively, additions to valuation allowance to establish a reserve for the deferred tax assets that are unlikely to be realized in the next three years (See note 4 of the Notes to the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus).
(3)	See note 8 of the Notes to the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus for an explanation of the method used to determine the number of shares used to compute net loss per share.
(4)	Assumes that the one-for-two share exchange in reorganization occurred as of the beginning of the period.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Date, Time and Place

The annual meeting will be held on August 23, 2006 at the Company’s main office, 3030 South Susan Street, Santa Ana, California 92704, at 9:00 a.m. local time.

It is expected that this proxy statement/prospectus and accompanying notice and form of proxy will be mailed to stockholder on or about July 17, 2006.

Agenda for the Annual Meeting

The matters to be considered and voted upon at the annual meeting will be:

1. Approval of the Agreement and Plan of Reorganization. Considering and voting on an agreement and plan of reorganization dated June 27, 2006, pursuant to which the Company will become a wholly-owned subsidiary of a newly-formed holding company, Fuel Systems, a Delaware corporation, and the holders of outstanding Company common stock will receive (i) one whole share of common stock of Fuel Systems in exchange for every two shares of Company common stock and (ii) the right to receive cash (without interest) in lieu of any fractional shares of Fuel Systems common stock that such stockholder would otherwise be entitled as a result of the reorganization.

As part of the reorganization, the stockholders of IMPCO will become stockholders of Fuel Systems Solutions. The rights of the stockholders of the two different companies will differ in some respects. You have the opportunity to vote to approve the significant changes in these rights. If ALL of the following changes to your rights as a stockholder are not approved, then the reorganization will not occur:

(a)	To increase the number of authorized shares of common stock that can be issued from 100,000,000 to 200,000,000;

(b)	To increase the number of authorized shares of preferred stock that can be issued from 500,000 to 1,000,000;

(c)	To prohibit any stockholder action taken by written consent, unanimous or otherwise, in lieu of a stockholder meeting;

(d)	To prohibit any change in the ability of stockholders to act by written consent without the approval of the holders of at least 80 percent of the common stock entitled to vote;

(e)	To allow the board of directors to distribute the remaining net assets of the company to common stock holders in the event of a liquidation event, subject to any preference rights of the preferred stock holders and prior payment of the company’s debts; and

(f)	To limit the adverse effect of any amendment or repeal to the provision limiting directors’ liability by providing that such amendment or repeal will not adversely affect any existing right or protection of a director under Delaware law or have any effect on any prior act or omission of a director.

These transactions are more fully described in the enclosed proxy statement/prospectus, in the agreement and plan of reorganization attached as Appendix A to the proxy statement/prospectus and in the amended and restated certificate of incorporation of Fuel Systems attached as Appendix B to the proxy statement/prospectus.

2. Adoption of the 2006 Incentive Bonus Plan. Adopting a 2006 Incentive Bonus Plan which would make it possible to provide cash and/or stock bonus incentives to all of the company’s employees worldwide.

3. Election of Directors. Electing three directors for our board.

4. Appointment of Auditors. Ratifying the Audit Committee’s appointment of BDO Seidman, LLP as our independent auditors to serve until our next annual meeting.

5. Other Business. Transacting such other business as may properly come before the annual meeting and any adjournment or adjournments thereof.

Our board of directors has fixed the close of business on June 30, 2006 as the record date for determination of IMPCO stockholders entitled to notice of, and the right to vote at, the annual meeting and any adjournment or postponement thereof.

Our board of directors is not aware of any other matters to be presented at the annual meeting. If any other matters should properly come before the annual meeting or any adjournments or postponements of the annual meeting, the persons named as proxies in the enclosed proxy card will vote the proxies in accordance with their best judgment. If necessary to solicit additional proxies, we may ask our stockholders to vote upon the adjournment or postponement of the annual meeting.

The Reorganization

At the direction of our board of directors, Fuel Systems was incorporated on December 19, 2005 under the laws of the State of Delaware to ultimately serve as a holding company for IMPCO following the reorganization. At the effective date of the reorganization, stockholders of IMPCO will become stockholders of Fuel Systems. As soon as practicable after the completion of the reorganization, Fuel Systems will send to our stockholders a letter of transmittal for use in exchanging IMPCO common stock for Fuel Systems common stock. Fuel Systems will conduct its business in substantially the same manner and from the same offices as IMPCO did prior to the reorganization transaction.

Reasons for the Reorganization

Our board of directors believes the establishment of a holding company structure will promote greater management accountability at the corporate and individual operating unit levels and greater flexibility in responding to our customers’ needs. By separating the corporate functions from the operating subsidiaries and aligning each operating subsidiary with its own core product lines and business segments, senior IMPCO and BRC, S.r.l. executives will be able to manage their respective operations on a stand-alone basis. The proposed structure also facilitates the operating divisions’ abilities to pursue growth opportunities and focus on developing and fostering client and supplier relationships on a stand-alone basis.

Federal Income Tax Consequences

The reorganization is intended to qualify for U.S. federal income tax purposes as a tax-free “reorganization” under Section 368(a)(1)(A) of the Internal Revenue Code in which no gain or loss will be recognized by any IMPCO stockholder upon the receipt of Fuel Systems common stock in exchange for IMPCO common stock (except with respect to any cash received in lieu of fractional interests).

Recommendation of the Board of Directors

Our board of directors has approved all of the matters that are being presented to you at the annual meeting and recommends that the stockholders vote “FOR” each proposal. Each director has advised us that he plans to vote all of his shares of IMPCO common stock in favor of each of the proposals, including the agreement and plan of reorganization.

This Proxy Solicitation

We are sending you this proxy statement/prospectus because our board of directors is seeking a proxy to vote your shares at the annual meeting. This proxy statement/prospectus is intended to assist you in deciding how to vote your shares. At the close of business on June 30, 2006, there were 30,016,087 shares of common stock outstanding, which constitute all of the issued and outstanding voting shares of IMPCO. Only holders of record shares of common stock on the close of business on the record date will be entitled to vote at the annual meeting. On July 17, 2006, we began mailing this proxy statement/prospectus to all persons who will be entitled to vote at the annual meeting.

We are paying the cost of requesting these proxies. Solicitation will be by mail. In addition, there may be telephone or personal solicitations by directors, officers and employees of the company, which solicitations will be made without paying them additional compensation. In the event we hire a proxy solicitor, we will pay those expenses as well.

In this proxy statement/prospectus, “IMPCO,” the “company” and to first person pronouns such as “we”, “our” and “us” refer to IMPCO and its consolidated subsidiaries (other than Fuel Systems and Merger Sub) and predecessors, unless the context otherwise requires, and “the holding company” refers to Fuel Systems, our wholly-owned subsidiary before the reorganization and the parent company after the reorganization.

Voting Your Shares

You may vote your shares at the annual meeting either in person or by proxy. To vote in person, you must attend the annual meeting and obtain and submit a ballot. Ballots for voting in person will be available at the annual meeting. To vote by proxy, you must complete and return the enclosed proxy card in time to be received by us before the annual meeting. If the enclosed proxy card is properly executed and returned, it will be voted in accordance with the instructions specified thereon. If a proxy is signed and returned and does not contain instructions to the contrary, it will be voted FOR each of the proposals and each of the director nominees. If other matters come before the annual meeting, shares represented by proxy will be voted in accordance with the best judgment of the persons named as proxies in the enclosed proxy card. Execution of the proxy card will not in any way affect a stockholder’s right to attend the annual meeting or prevent voting in person. A proxy may be revoked at any time by delivering written notice to the Secretary of the company before it is voted.

Stockholders who hold shares registered in the name of a broker or other nominee may generally only vote pursuant to the instructions given to them by their broker or other nominee. If you hold shares registered in the name of a broker or other nominee, generally the nominee may only vote your shares as you direct the nominee, pursuant to the instructions given to you by the nominee. However, if the nominee has not timely received your directions, the nominee may vote on matters for which it has discretionary voting authority. Brokers will not have discretionary voting authority to vote on any of the proposals. If a nominee cannot vote on a matter because it does not have discretionary voting authority, this is a “broker non-vote” on that matter. In order to vote their shares by attending the annual meeting, as opposed to directing their broker or nominee to vote their shares, stockholders who hold shares registered in the name of a broker or other nominee generally must bring to the annual meeting a legal proxy from the broker or nominee authorizing them to vote the shares.

Quorum

A quorum for the transaction of business at the annual meeting will be established by the presence, in person or by proxy, of one-third of the shares of our common stock issued and outstanding on June 30, 2006 and entitled to vote at the annual meeting. Abstentions will be counted for the purpose of determining the presence of a quorum. With respect to broker non-votes, the Delaware Supreme Court has held that broker non-votes may be counted as present or represented for purposes of determining the presence of a quorum. In the event that a quorum is not present at the time the annual meeting is convened, or if for any other reason we believe that additional time should be allowed for the solicitation of proxies, we may adjourn the annual meeting and the persons named in the enclosed proxy will vote all shares of common stock for which they have voting authority in favor of such adjournment.

Voting Securities and Votes Required

Each share of our common stock issued and outstanding on the record date will be entitled to one vote.

Required Votes for the Election of the Director Nominees: Directors are elected by a plurality of the votes cast by the holders of our common stock present in person or represented by proxy and entitled to vote at the annual meeting. Any shares not voted (whether by broker non-vote or votes withheld) will not be counted as votes cast for or against the nominees and will be excluded from the vote. Consequently, any such non-voted shares will have no effect on the vote for the election of directors.

Required Vote for Adopting the Agreement and Plan of Reorganization: The affirmative vote of holders of at least a majority of all outstanding shares of common stock entitled to vote at the annual meeting is required to approve and adopt the agreement and plan of reorganization. Abstentions and broker non-votes will have the same effect as votes against the proposal. In addition, the failure of a stockholder to return a proxy or to vote in person or to direct its broker or other nominee to vote its shares will have the effect of a vote against the proposal.

Furthermore, the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the significant changes in the rights of stockholders as a result of the reorganization. If ALL of the changes are not approved, the reorganization will not take place.

Required Vote for Adopting the 2006 Incentive Bonus Plan and Ratifying the Appointment of our Independent Auditors: The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve and adopt the 2006 Incentive Bonus Plan and ratify the Audit Committee’s selection of BDO Seidman, LLP as our independent auditors to serve until the next annual meeting. Abstentions and broker non-votes will have the same effect as votes against the proposal. The failure of a stockholder to return a proxy or to vote in person or to direct its broker or other nominee to vote its shares will have no effect on the vote for this proposal.

Brokers holding shares for beneficial owners cannot vote on the proposals without the owners’ specific instructions. Accordingly, stockholders are encouraged to return the enclosed proxy card marked to indicate their grant of a proxy or to follow the instructions for voting provided by their broker or other nominee.

Adjournments

Any adjournment of the annual meeting may be made without notice, other than by an announcement made at the annual meeting, by approval of the holders a majority of the shares of IMPCO common stock present in person or represented by proxy at the annual meeting, whether or not a quorum exits, and the persons named in the enclosed proxy will vote all shares of IMPCO common stock for which they have voting authority in favor of such adjournment.

Revoking Your Proxy

If you decide to change your vote, you may revoke your proxy at any time before it is voted. You may revoke your proxy in one of the following three ways:

1. You may notify the Secretary of IMPCO in writing that you wish to revoke your proxy. Please contact: IMPCO Technologies, Inc., 3030 South Susan Street, Santa Ana, California 92704, Attention: Thomas M. Costales, Secretary. We must receive your notice before the time of the annual meeting.

2. You may submit a proxy dated later than your original proxy.

3. You may attend the annual meeting and vote. Merely attending the annual meeting will not by itself revoke a proxy. You must obtain a ballot and vote your shares to revoke the proxy.

Appraisal Rights

Under Delaware law, our stockholders do not have appraisal rights with respect to the reorganization.

Submission of Stockholder Proposals

Proposals of stockholders that are intended to be included in our proxy statement and proxy card relating to our 2007 annual meeting of stockholders, including nominations for directors, must be received by us prior to March 19, 2007. In addition, according to the terms of our bylaws, any nominations for director at next year’s annual meeting or any other business to be properly brought before the annual meeting by a stockholder should be officially submitted to the company between May 4, 2007 and May 24, 2007. Any proposals or director nominations that are received in accordance with our bylaws but are not included in the proxy statement for the 2007 annual meeting may be voted on by the proxy holders at that meeting in their discretion.

All proposals should be submitted by certified mail, return receipt requested. A stockholder wishing to present a nomination for election of a director or to bring any other matter before an annual meeting of stockholders should request a copy of our bylaws from our Secretary in order to conform to the requirements set forth in those bylaws.

PROPOSAL 1 — THE REORGANIZATION

The Parties

IMPCO Technologies, Inc.

IMPCO Technologies, Inc. (“IMPCO”) is a Delaware corporation. We design, manufacture and supply components, complete certified engine systems and fuel systems that include fuel metering, electronic control and fuel storage products that enable internal combustion engines to run on clean burning alternative fuels such as propane and natural gas instead of gasoline. Based on over 46 years of technology development and expertise in producing cost-effective, safe and durable fuel technology systems for engines, we believe that we are positioned to provide enabling products and technologies in the rapidly expanding alternative fuel industry.

We classify our business into three business segments: United States Operations (“U.S. Operations”), IMPCO International Operations (“International Operations”), and BRC, S.r.l. Operations (“BRC Operations”). Our U.S. Operations sells products, including complete certified engines, parts and conversion systems, for applications in the transportation, material handling, stationary and portable power generator and general industrial markets. International Operations in Australia, the Netherlands, India and Japan distributes our products predominantly from U.S. Operations, as well as, provide some product assembly on engines. BRC Operations designs, manufactures and sells alternative fuel systems primarily into the automotive and transportation markets throughout the world. When U.S. Operations or BRC Operations sells products to International Operations, the sale is recorded on the financial statements of the entity that made the sale. Accordingly, on the consolidated financial statements these transactions are eliminated.

Fuel Systems Solutions, Inc.

Fuel Systems Solutions, Inc. (“Fuel Systems”) is a newly formed Delaware corporation and wholly-owned subsidiary of IMPCO. Fuel Systems was formed for the purpose of effecting the reorganization. Immediately prior to the reorganization, BRC, S.r.l., a limited liability company formed under the laws of the Republic of Italy and a wholly-owned subsidiary of IMPCO (“BRC”), will become a wholly-owned subsidiary of Fuel Systems. Fuel Systems has no operating history and nominal assets, liabilities and capitalization. After the reorganization, IMPCO will also be a wholly-owned subsidiary of Fuel Systems. All of the holding company costs of Fuel Systems are expected to be allocated to its subsidiaries.

IMPCO Merger Sub, Inc.

IMPCO Merger Sub, Inc. (“Merger Sub”) is a newly formed Delaware corporation and wholly-owned subsidiary of Fuel Systems. Merger Sub was formed for the purpose of effecting the reorganization. Merger Sub has no operating history and nominal assets, liabilities and capitalization and will cease to exist after the reorganization.

See the diagrams on page 25 for a depiction of the pre- and post-reorganization relationship of these parties.

The principal place of business of each of IMPCO, Fuel Systems and Merger Sub is located at 3030 South Susan Street, Santa Ana, California 92704, telephone: (714) 656-1200.

Agreement and Plan of Reorganization

Contribution of BRC, S.r.l. Capital Stock

IMPCO owns 100% of the equity interests of BRC. BRC designs, manufactures and markets components and systems for converting internal combustion engines from liquid fuels, such as gasoline, to economical and clean burning liquefied petroleum gas or compressed natural gas. BRC sells gaseous fueling components and systems directly to OEMs. BRC also performs vehicle conversions in a large in-house installation facility where new vehicles are converted to use gaseous fuels on behalf of different OEMs and manufactures a range of products for converting vehicles from gasoline to liquefied petroleum gas and compressed natural gas to meet a wide range of market requirements, from the simple systems for vehicles that use carburetors to highly sophisticated systems for Euro IV vehicles equipped with electronic control and diagnostics capabilities.

As depicted on the diagrams on page 25, in a separate transaction occurring immediately prior to the consummation of the reorganization and upon (i) the stockholder’s approval of the reorganization and (ii) Nasdaq’s approval of listing the common stock of Fuel Systems on Nasdaq Global Market, IMPCO will contribute 100% of its holdings of BRC to Fuel Systems. As a result, BRC will become a wholly-owned subsidiary of Fuel Systems.

Reorganization

As depicted in the diagrams on page 25 pursuant to the terms of the agreement and plan of reorganization:

•	Merger Sub will be merged with and into IMPCO, IMPCO will survive and the separate existence of Merger Sub shall cease;

•	IMPCO will become a wholly-owned subsidiary of Fuel Systems;

•	IMPCO, as the surviving corporation, shall succeed (to the extent permitted by applicable law) to all of the rights, assets, liabilities and obligations of Merger Sub; and

•	the corporate existence of IMPCO will continue unaffected and unimpaired by the reorganization, except that all of the outstanding shares of common stock of IMPCO will be owned by Fuel Systems.

Conversion of Shares

•	every two shares of IMPCO common stock outstanding will be automatically converted into the right to receive one whole share of common stock of Fuel Systems;

•	each share of common stock of Merger Sub held by Fuel Systems will be automatically converted into one share of common stock of IMPCO;

•	each share of common stock of Fuel Systems held by IMPCO will be cancelled;

•	each outstanding warrant to acquire common stock of IMPCO will become a warrant to acquire one whole share of common stock of Fuel Systems for every two shares of IMPCO common stock subject to such warrant immediately prior to the effective time of the reorganization, at an exercise price equal to the exercise price of such warrant immediately prior to the effective time of the reorganization multiplied by two. Any fractional Fuel Systems shares resulting from such adjustment will be adjusted as provided by the terms of the applicable warrant;

•	each outstanding option to acquire common stock of IMPCO will become an option to acquire one share of common stock of Fuel Systems for every two shares of IMPCO common stock subject to such option immediately prior to the effective time of the reorganization, at an exercise price equal to the exercise price of such option immediately prior to the effective time of the reorganization multiplied by two. Any fractional IMPCO shares resulting from such adjustment will be rounded up to the nearest whole number; and

•	Fuel Systems will assume and continue the IMPCO stock option plans; however, the company has no intent to issue or grant any further stock options under any existing IMPCO stock option plans following the effective date of the reorganization. The company has adopted the 2006 Incentive Bonus Plan, which stockholders are being asked to approve in proposal 2, as its long-term incentive plan for the future.

Certificate of Incorporation and Bylaws

•	the certificate of incorporation of Merger Sub, in effect immediately prior to the reorganization will remain the certificate of incorporation of IMPCO immediately after the reorganization, except that the name of company will be IMPCO Technologies, Inc.;

•	the certificate of incorporation of Fuel Systems will be substantially similar to the current certificate of incorporation of IMPCO, with the material additions listed on page 26;

•	the bylaws of Merger Sub in effect immediately prior to the reorganization will remain the bylaws of IMPCO immediately after the reorganization, except that the name of company will be IMPCO Technologies, Inc.; and

•	the bylaws of Fuel Systems will be substantially similar to the current bylaws of IMPCO with the material additions listed on page 26.

For a summary of the material additions to Fuel Systems’ certificate of incorporation and bylaws, as applicable, to be in effect immediately after the reorganization, which are not currently in IMPCO’s certificate of incorporation and bylaws, as applicable, please see the text under the heading “Fuel Systems’ Certificate of Incorporation and Bylaws” on page 26 of this proxy statement/prospectus

Stockholder Protection Rights Agreement

IMPCO’s stockholder protection rights agreement will terminate in accordance with its terms as a result of the reorganization. Fuel Systems’ board of directors has adopted a Fuel Systems stockholder protection rights agreement with substantially the same terms and conditions as the IMPCO stockholder protection rights agreement except that, for purposes of the definition of “Acquiring Person,” any and all Fuel Systems common stock acquired directly from Fuel Systems, any wholly-owned subsidiary of Fuel Systems, any Fuel Systems employee stock ownership plan and/or other Fuel Systems employee benefit plan (either through an issuance of new shares by Fuel Systems or otherwise) by Mariano Costamagna and/or his affiliates will not be included in the beneficial ownership percentage calculation in the definition of “Acquiring Person.” Therefore, the acquisition of any additional shares of Fuel Systems common stock by Mariano Costamagna and/or his affiliates directly from Fuel Systems, any wholly-owned subsidiary of Fuel Systems, any Fuel Systems employee stock ownership and/or other Fuel Systems employee benefit plan will not trigger the issuance of rights under the stockholder protection rights agreement; however, any acquisition of Fuel Systems common stock by Mariano Costamagna and/or his affiliates from any other person or entity will trigger the issuance of the rights. The exercise price of each right under the Fuel Systems stockholder protection rights agreement will be $100 (subject to adjustment), an increase from the $45 exercise price under the IMPCO stockholder protection rights agreement, and will not be further adjusted as a result of the reorganization.

Reasons for the Reorganization

Our board of directors believes the establishment of a holding company structure will promote greater management accountability at the corporate and individual operating unit levels and greater flexibility in responding to our customers’ needs.

Following the reorganization, Fuel Systems will be managed as a portfolio of independent, yet complementary, products/businesses with the IMPCO and BRC operating units better positioned to develop growth opportunities unique to their respective chosen markets and to realize potential operating efficiencies available to the group as a whole. The separation of the corporate function contemplated by the reorganization will allow the operating subsidiaries to focus exclusively on each of their respective clients and products thereby providing them with greater flexibility to pursue market opportunities and establish relationships with customers and suppliers on a stand-alone basis.

It is anticipated that the alignment of the individual operating units with Fuel Systems’ core business and market segments resulting from the reorganization will enable senior IMPCO and BRC executives to manage their respective operations on a stand-alone basis. As independent operating subsidiaries, IMPCO and BRC will be fully accountable for the use of group resources and individual contributions to group cash flows and earnings. The corporate function will be directly accountable for strategic decision-making and maximizing company returns through allocation of group capital to the operating subsidiaries based on their respective abilities to contribute to future earnings. All of the holding company costs of Fuel Systems are expected to be allocated to its subsidiaries.

Required Approval

Votes Required

Each share of our common stock issued and outstanding on the record date will be entitled to one vote.

Required Vote for the Reorganization and Approval and Adoption of the Agreement and Plan of Reorganization (Proposal 1)

The affirmative vote of holders of at least a majority of all outstanding shares of common stock entitled to vote at the annual meeting is required to approve and adopt the agreement and plan of reorganization.

Abstentions and broker non-votes will have the same effect as votes against the reorganization. In addition, the failure of a stockholder to return a proxy or to vote in person or to direct its broker or other nominee to vote its shares will have the effect of a vote against the reorganization. Brokers holding shares for beneficial owners cannot vote on the reorganization without the owners’ specific instructions.

Furthermore, the affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the significant changes in the rights of stockholders as a result of the reorganization. If ALL of the changes are not approved, the reorganization will not take place.

Accordingly, stockholders are encouraged to return the enclosed proxy card marked to indicate their grant of a proxy or to follow the instructions for voting provided by their broker or other nominee.

Listing of Fuel Systems Common Stock

The common stock of Fuel Systems will be approved for listing on the Nasdaq Global Market prior to the completion of the reorganization. After the reorganization, the common stock of Fuel Systems will be listed for trading on the Nasdaq Global Market under the symbol “FSYS”.

After the reorganization, IMPCO common stock will be delisted and cease to trade on the Nasdaq Global Market.

Structure Charts

Depicted below are diagrams describing the steps leading up to the reorganization, the reorganization and the post-reorganization structure.

Current IMPCO Structure

Stockholders
IMPCO common stock
IMPCO Technologies, Inc.
BRC, S.r.l.

Step 1. IMPCO Forms Subsidiaries

Stockholders
IMPCO common stock
IMPCO Technologies, Inc.
Fuel Systems Solutions, Inc.
BRC, S.r.l.
IMPCO Merger Sub, Inc.

Step 2. Contribution of BRC Stock

Stockholders
IMPCO Technologies, Inc.
Fuel Systems Solutions, Inc.
BRC, S.r.l.
Contribution of BRC shares to Fuel Systems
IMPCO Merger Sub, Inc.

Step 3. Reorganization

Stockholders
Merger with IMPCO surviving
IMPCO Technologies, Inc.
Exchange IMPCO stock for Fuel Systems stock
Fuel Systems Solutions, Inc.
IMPCO Merger Sub, Inc.
BRC, S.r.l.

Step 4. Post-reorganization Structure

Stockholders
Fuel Systems common stock
• current directors of IMPCO
• for financial statement purposes, consolidated assets and liabilities of IMPCO
Fuel Systems Solutions, Inc.
IMPCO Technologies, Inc.
BRC, S.r.l.

See pages 20-24 for a description of the reorganization.

Fuel Systems’ Certificate of Incorporation and Bylaws

The following is a summary of the material issues in Fuel Systems’ certificate of incorporation and bylaws, as applicable, to be in effect immediately after the reorganization, assuming all of the changes to the rights of stockholders which are not currently in IMPCO’s certificate of incorporation and bylaws, as applicable. The full text of Fuel Systems’ amended and restated certificate of incorporation and bylaws to be in effect immediately after the reorganization are attached as Appendices B and C, respectively, to this proxy statement/prospectus, and any discussion of Fuel Systems’ certificate of incorporation and/or bylaws contained in this proxy statement/prospectus, including the discussion below, is qualified in its entirety by reference to the complete text of each of them.

•	Fuel Systems’ certificate authorizes 200,000,000 shares of common stock, up from 100,000,000 shares of common stock authorized by IMPCO, and 1,000,000 shares of preferred stock, up from 500,000 shares of preferred stock authorized by IMPCO.

•	Fuel Systems’ certificate explicitly prohibits any stockholder action taken by written consent, unanimous or otherwise, in lieu of a stockholder meeting.

•	Any alteration, amendment or repeal of the provision prohibiting stockholder action by written consent requires the approval of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors.

•	Fuel Systems’ certificate grants discretion to the board of directors to distribute the remaining net assets of the corporation to common stock holders in the event of a liquidation event, subject to any preference rights of the preferred stock holders and prior payment of the corporation’s debts.

•	Fuel Systems’ certificate limits the adverse effect of any amendment or repeal to the provision limiting directors’ liability by providing that such amendment or repeal will not adversely affect any existing right or protection of a director under the General Corporation Law of the State of Delaware or have any effect on any prior occurring act or omission of any director.

•	Fuel Systems’ certificate expressly opts out of the restrictions imposed on “business combinations” with “interested stockholders” under Section 203 of the Delaware General Corporation Law.

•	Neither stockholder nor board approval will be required to consummate certain unfriendly corporate takeovers by “interested stockholders.”

•	Fuel Systems’ bylaws provide that directors may only be removed for cause by the affirmative vote of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors.

•	Any alteration, amendment or repeal of the director removal provision requires the approval of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors.

•	Fuel Systems’ bylaws provide procedures for directors to claim their rights to indemnification and advancement of expenses.

•	Fuel Systems’ bylaws explicitly authorize the corporation to purchase and maintain director and officer insurance.

•	Fuel Systems’ bylaws grant protection to directors when acting in good faith reliance on the corporation’s books and records.

•	Fuel Systems’ bylaws limit the corporation’s obligation to recognize equitable claims by, or interest in transferred shares of, the transferee of such shares prior to the surrender of the stock certificate or request to record such transfer.

After consummation of the reorganization, matters requiring the approval of IMPCO’s stockholders, such as amendments to IMPCO’s certificate of incorporation or a merger of IMPCO with and into another corporation, will be subject to the approval of Fuel Systems as IMPCO’s sole stockholder. IMPCO’s present stockholders will become the stockholders of Fuel Systems and will be entitled to vote on similar matters affecting Fuel Systems.

Fuel Systems’ Board of Directors and Management

Immediately after the reorganization, the board of directors of Fuel Systems will consist of the same six individuals who comprise our board of directors immediately before completion of the reorganization, with their respective terms of office as directors of Fuel Systems expiring when their respective terms of office as directors of IMPCO would have expired.

Directors Whose Terms Expire in 2006

J. David Power III, 73, has served as a director of IMPCO since August 2000 and is currently a member of the Nominating and Corporate Governance Committee and the Compensation Committee. He is the founder of J.D. Power and Associates where he has served as Chairman since 1996. Mr. Power has previously worked with Ford Motor Company, General Motors Corporation and J.I. Case Company. Mr. Power was a recipient of the Automotive Hall of Fame’s Distinguished Service Citation. Mr. Power graduated from the College of Holy Cross, holds an M.B.A. degree from The Wharton School of Finance at the University of Pennsylvania and holds honorary doctorate degrees from College of the Holy Cross, California Lutheran University and California State University, Northridge. Mr. Power III is also a director and member of the operating committee of the publicly traded DealerTrack Holdings, Inc., a director and member of the audit committee and investment committee of the privately held Travel Industry of America, a director and member of the executive committee of the privately held California State University, Northridge, and a director of the privately held The Cobalt Group. Mr. Power III also serves on the President’s Advisory Counsel of the privately held California Lutheran University.

Mariano Costamagna, 54, has served as a director of IMPCO since June 2003. On January 1, 2005, he became the Company’s Chief Executive Officer. He is also the Managing Director and Chief Executive Officer of BRC and its wholly-owned subsidiary, M.T.M., S.r.l., an Italian limited liability company formed in 1977 and headquartered in Cherasco, Italy. MTM develops, manufactures and installs alternative fuel systems and components under the BRC Gas Equipment trademark. Mr. Costamagna and his family founded MTM in 1977, and Mr. Costamagna has served as MTM’s principal executive officer since that time. Mr. Costamagna became BRC’s Managing Director and Chief Executive Officer at the time that company was established in 2001. Mr. Costamagna became a director in connection with the Company’s acquisition of the initial 50% of the equity interest of BRC and, the Company’s Chief Executive Officer in accordance with the employment agreement between the Company and Mr. Costamagna, which was entered into in connection with the BRC acquisition. Until this year, Mr.

Costamagna has never served as the Chief Executive Officer of a publicly traded company. Mr. Costamagna is also a director of the following privately held companies: Europlast S.r.l., MTM Hydro S.r.l., BRC Argentina S.A., TCN SNC, and Biemmedue S.p.A.

Each of these directors has been nominated by the Nominating and Corporate Governance Committee to continue as directors until 2009 and you have the right to vote on their election as Proposal 3.

Directors Whose Terms Continue Until 2007

Marco Di Toro, 44, has served as a director of IMPCO since April 1, 2005 and currently serves on our Nominating and Corporate Governance Committee. He has been a partner in the law firm of Groso, de Rienzo, Riscossa, Gerlin e Associati in Turin, Italy since 1994. Mr. Di Toro holds a law degree from Università Cattolica del Sacro Cuore, Milan (Catholic University of Sacred Heart of Jesus, Milan).

John R. Jacobs, 51, has served as a director of IMPCO since May 2004 and is currently Chair of the Compensation Committee and a member of the Audit Committee. Since October 2001, Mr. Jacobs has been a partner of Northwest Capital Appreciation, a private equity firm headquartered in Seattle, Washington. Mr. Jacobs was previously a managing partner of Capital Run, an investment bank headquartered in Seattle, Washington, and the co-founder and Managing Partner of Pacific Capital Partners LLC, a boutique M&A investment bank, which merged with Capital Run in September 2003. Prior to Pacific Capital Partners, Mr. Jacobs was the managing member and co-founder of U.S. Bancorp Piper Jaffray’s Venture Capital Partner Funds. While at Piper Jaffray, Mr. Jacobs founded and headed the Technology Investment Banking Practice, served on the Piper Jaffray Investment Banking Group Head Management Committee, and ran Piper Jaffray’s Seattle, Washington Investment Banking office. Mr. Jacobs started his career at Chase Manhattan Bank in New York City in the Technology and Private Placement Groups. Mr. Jacobs graduated from Ohio Wesleyan University with honors and received a master of International Management from the American Graduate School of International Business.

Directors Whose Terms Continue Until 2008

Norman L. Bryan, 63, has served as a director of IMPCO since November 1993. He is our Lead Director, Chair of our Nominating and Corporate Governance Committees, and a member of our Audit and Compensation Committee. He has been a consultant since January 1995. Mr. Bryan was employed as the Senior Vice President of Sales and Marketing of EIT, Inc., an electric meter manufacturing company, from October 1998 to July 2002. Prior to retiring in 1994 from Pacific Gas and Electric Company, he was Vice President, Marketing from February 1993 until December 1994, and was Vice President, Clean Air Vehicles from February 1991 to February 1993. Mr. Bryan holds an M.S. degree in business from Stanford University and a B.S.M.E. degree in mechanical engineering from California State University in San Jose. Mr. Bryan is also a director of the privately held companies Matrix Parent Resource Network and New Horizon School and is an advisory board member of the Institute of Transportation Studies at the University of California, Davis.

Douglas R. King, 64, has served as a director of IMPCO since April 2006 and currently serves as Chairman of our Audit Committee and a member of our Nominating and Corporate Governance Committee. Mr. King is a Certified Public Accountant with significant experience in the accounting industry, including over 30 years of auditing experience at Ernst & Young LLP where he served in various capacities in multiple offices. Most recently, Mr. King served as the Managing Partner of the San Francisco Office of Ernst & Young LLP from 1998 until his retirement in 2002. Currently, Mr. King is a member of the Board of Directors, Chairman of the Audit Committee and member of the Compensation Committee of Marvell Technology Group Ltd, and is member of the Board of Directors, Chairman of the Audit Committee and member of the Governance and Nomination Committee of SJW Corp .

Mr. King has been nominated by the Nominating and Corporate Governance Committee to continue as a director until 2008 and you have the right to vote on his election as Proposal 3.

Independent Directors; Meeting Attendance

During the twelve months ended December 31, 2005, there were five meetings of the board of directors. Each director attended at least 75% of the board and committee meetings held while he was serving. The board of directors has determined that Messrs. Bryan, Di Toro, Jacobs, King and Power are “independent” under Nasdaq Marketplace Rule 4200(a)(15).

Stockholder Communication with the Board

Stockholders may communicate concerns to any director, board committee member or the entire board by writing to the following address: IMPCO Technologies, Inc., 3030 South Susan Street, Santa Ana, California 92704, attention Corporate Secretary. Please specify to whom your correspondence should be directed. The Corporate Secretary will promptly forward all correspondence to the relevant director, committee member or the full board as indicated in the correspondence.

We do not currently have a policy that requires all of our directors to attend our annual stockholder meeting. Five of our directors attended our 2005 annual meeting.

Committees

Immediately after the reorganization, the board of directors of Fuel Systems will have committees identical to the committees currently established by our board of directors. Each committee of Fuel Systems will have a charter that is identical to such committee’s charter prior to the reorganization.

Current members of the Audit Committee are Mr. King (Chair), Mr. Bryan and Mr. Jacobs. The Audit Committee will be comprised of the same members after the reorganization. The board of directors has determined that Mr. King is an Audit Committee Financial Expert within the current rules of the Securities and Exchange Commission. The Audit Committee reviews with the Company’s independent auditors the scope, results and costs of the annual audit and the Company’s accounting policies and financial reporting. The Audit Committee met eleven times during the year ended December 31, 2005. The board of directors has adopted a written charter for the Audit Committee, a copy of which is available on the Company’s website at www.impco.ws. The members of the Audit Committee are “independent” as defined in Nasdaq Marketplace Rule 4200(a)(15) and meet the additional requirements set forth in Nasdaq Marketplace Rule 4350(d)(2)(A).

Current members of the Compensation Committee are Mr. Jacobs (Chair), Mr. Bryan and Mr. Power. Mr. Jacobs (Chair) and Mr. Bryan will comprise the compensation committee after the reorganization. The function of the Compensation Committee is to consider and propose executive compensation policies and to submit to the board of directors reports recommending compensation to be paid to the Company’s executive officers. All of the members of the Compensation Committee are “independent” as defined in Nasdaq Marketplace Rule 4200(a)(15). The board of directors has adopted a written charter for the Compensation Committee, a copy of which is available on the Company’s website at www.impco.ws. The Compensation Committee met three times during 2005.

Current members of the Nominating and Corporate Governance Committee are Mr. Bryan (Chair), Mr. Di Toro, Mr. King and Mr. Power. The Nominating and Corporate Governance Committee will be comprised of the same members after the reorganization. The Nominating and Corporate Governance Committee is responsible for recruiting and recommending candidates for membership on the board of directors. The board of directors has adopted a written charter for the Nominating and Corporate Governance Committee, a copy of which is available on the Company’s website at www.impco.ws. The members of the Nominating and Corporate Governance Committee are “independent” as defined in Nasdaq Marketplace Rule 4200(a)(15).

The Nominating and Corporate Governance Committee has no formal policy with respect to consideration of stockholder recommended director candidates but will consider various potential candidates for director that may come to the Committee’s attention through current Board members, professional search firms, stockholders and other persons. The board of directors believes it is appropriate not to establish a formal policy in light of the absence of any stockholder recommended director candidates in the past. The Nominating and Corporate Governance Committee has not established any minimum qualifications for directors, but identifies and evaluates each candidate on a case-by-case basis including an evaluation of business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment and other board service. The Nominating and Corporate Governance Committee has, however, adopted Corporate Governance Principles, a copy of which is available on the Company’s website at www.impco.ws. The Nominating and Corporate Governance Committee met three times during 2005.

Fuel Systems’ Officers

The following officers of IMPCO have been appointed to serve as the initial executive officers of Fuel Systems:

Name	Position with IMPCO	Position with Fuel Systems
Mariano Costamagna	Chief Executive Officer and President	Chief Executive Officer and President

Thomas M. Costales	Chief Financial Officer, Treasurer and Secretary	Chief Financial Officer, Treasurer and Secretary

Mariano Costamagna, 54, has served as a director of IMPCO since June 2003. On January 1, 2005, he became the Company’s Chief Executive Officer. He is also the Managing Director and Chief Executive Officer of BRC, and its wholly-owned subsidiary, MTM, located in Cherasco in the province of Piedmont in northern Italy. MTM develops, manufactures and installs alternative fuel systems and components under the BRC Gas Equipment trademark. Mr. Costamagna and his family founded MTM in 1977, and Mr. Costamagna has served as MTM’s principal executive officer since that time. Mr. Costamagna became BRC’s Managing Director and Chief Executive Officer at the time that company was established in 2001. Mr. Costamagna became a director in connection with the Company’s acquisition of the initial 50% of the equity interest of BRC and, the Company’s Chief Executive Officer in accordance with the employment agreement between the Company and Mr. Costamagna, which was entered into in connection with the BRC acquisition. Until this year, Mr. Costamagna has never served as the Chief Executive Officer of a publicly traded company.

Thomas M. Costales, 58, has served as the Company’s Interim Chief Financial Officer and Treasurer since May 2005 and was appointed the Company’s Chief Financial Officer and Secretary in September 2005 and November 2005, respectively. Mr. Costales was the Company’s Chief Financial Officer and Treasurer from March 1995 until July 1999 and served as a financial consultant and advisor to the Company from July 1999 until May 2000. From May 2000 until its sale to Motorola in November 2000, he served as Chief Financial Officer, Treasurer and Secretary of Printrak International Inc., a Nasdaq-listed enterprise software company. From January 2001 until joining the Company, other than during the period from March 2004 until June 2004, in which he served as acting Chief Financial Officer of VitroTech Corporation, a Nasdaq-listed mineral mining company, Mr. Costales acted as an independent contractor providing financial and business consulting services to a variety of private and public companies. Mr. Costales is also the treasurer and director of Veterans Park Conservancy, a non-profit organization.

Although no determination has yet been made as to the allocation of the compensation of the present directors and executive officers of IMPCO as between their service for Fuel Systems and their service (if any) for IMPCO following the reorganization, the board does not presently intend to increase the aggregate compensation and benefits of those individuals as a result of the reorganization. The board presently intends that the directors and executive officers will continue to receive the same aggregate compensation and benefits as they presently receive from IMPCO (unless and until such compensation and benefits are changed at some future time by the board of Fuel Systems). The board may, however, increase the aggregate compensation and benefits of directors if it determines in its sole discretion that such increase is reasonably necessary to attract qualified directors to serve on the Company’s board.

Conditions to the Reorganization

The consummation of the reorganization is subject to the satisfaction or waiver of the following conditions:

•	approval and adoption of the agreement and plan of reorganization by holders of a majority of the issued and outstanding common stock of IMPCO as of June 30, 2006;

•	stockholder approval of the significant changes in stockholder rights between the IMPCO and Fuel Systems certificates of incorporation;

•	approval for listing by the Nasdaq Global Market of Fuel Systems common stock to be issued in the reorganization;

•	receipt by IMPCO of an opinion from tax counsel with respect to certain income tax consequences of the reorganization in form and substance satisfactory to IMPCO; and

•	receipt by IMPCO of any consents, approvals or authorizations that IMPCO deems necessary or appropriate.

If the stockholders of IMPCO do not approve and adopt the agreement and plan of reorganization, IMPCO will continue to operate in accordance with its certificate of incorporation and bylaws, Fuel Systems and Merger Sub will be dissolved.

Voting Securities

The only class of stock entitled to vote at the annual meeting is IMPCO common stock. At the close of business on June 30, 2006, there were 30,016,087 shares of common stock outstanding and entitled to vote at the annual meeting (not including treasury shares or shares issuable upon exercise of options), and holders of those shares will be entitled to one vote per share.

Deferral and Abandonment

Completion of the reorganization may be deferred by our board of directors or any authorized officer following the annual meeting if the board of directors or an authorized officer determines that deferral would be in the best interests of IMPCO and its stockholders. The agreement and plan of reorganization may be terminated and the reorganization abandoned prior to the filing of the certificate of merger with the Delaware Secretary of State , whether before or after approval by the stockholders, if the board of directors determines that consummation of the reorganization would not, for any reason, be in the best interests of IMPCO and its stockholders.

Effective Time

The reorganization will become effective immediately upon the filing of a certificate of merger with the Delaware Secretary of State. We expect that the certificate of merger will be filed and the reorganization will be effective promptly following approval by the stockholders at the annual meeting.

Appraisal Rights

No holder of IMPCO common stock will have appraisal rights in connection with the reorganization because IMPCO common stock is listed on the Nasdaq Global Market.

Exchange of Stock Certificates

IMPCO will appoint an exchange agent for purposes of facilitating the exchange of certificates representing IMPCO common stock for certificates representing shares of Fuel Systems common stock. As soon as practicable after the reorganization, the exchange agent will mail to each holder of record of certificates representing IMPCO common stock a letter of transmittal and instructions for use in effecting the surrender of IMPCO common stock in exchange for certificates representing Fuel Systems common stock. Upon proper surrender of a certificate of IMPCO common stock for exchange and cancellation to the exchange agent, together with a properly completed letter of transmittal, the holder of certificates representing IMPCO common stock will be entitled to receive in exchange therefor a certificate representing a number of shares of Fuel Systems common stock equal to one whole share of Fuel Systems common stock for every two shares of IMPCO common stock represented by the surrendered certificate. No certificates representing fractional interests in Fuel Systems common stock will be issued in connection with the reorganization.

No Fractional Shares of Fuel Systems Common Stock

Fuel Systems will not issue any fractional shares of Fuel Systems common stock in the reorganization. Instead, each holder of shares of IMPCO common stock exchanged in the reorganization who would otherwise be entitled to a fraction of Fuel Systems common stock as a result of the reorganization will receive cash, without interest, in an amount equal to the holder’s proportionate interest in the gross proceeds of the sale on the Nasdaq Global Market by the exchange agent of the aggregated fractional Fuel Systems common stock that otherwise would be issued in the reorganization. The Company will pay all commissions, transfer taxes and out-of-pocket costs, including the expenses and compensation of the exchange agent, incurred in connection with the sale by the exchange agent of the aggregate fractional Fuel Systems common stock.

Description of Fuel Systems Capital Stock

The authorized capital stock of Fuel Systems consists of 200,000,000 shares of common stock, $0.001 par value (the “Fuel Systems Common Stock”), and 1,000,000 shares of serial preferred stock, par value $0.001 (the “Preferred Stock”). The Preferred Stock may be divided into such number of series, with different rights and preferences, as the board of directors may determine. The board of directors is authorized to determine and alter the rights, preferences, privileges and restrictions granted to and imposed upon any wholly unissued series of Preferred Stock, and to fix the number of shares of any series of Preferred Stock and the designation of any such series of Preferred Stock. The board of directors, within the limits and restrictions stated in any resolution or resolutions of the board of directors originally fixing the number of shares constituting any series, may increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series.

The issuance of Preferred Stock could affect the rights of holders of Fuel Systems Common Stock. No shares of Preferred Stock will be issued in connection with the reorganization transaction and there are no plans to issue Preferred Stock at the present time.

Holders of shares of Fuel Systems Common Stock are entitled to one vote for each share held of record on all matters voted upon by stockholders.

Upon liquidation or dissolution of Fuel Systems, the assets legally available for distribution to holders of shares of Fuel Systems Common Stock, after payment of all obligations of Fuel Systems and payment of any liquidation preference of all other classes and series of stock entitled thereto, including Preferred Stock, if any, are distributable ratably among the holders of Fuel Systems Common Stock.

The holders of Fuel Systems Common Stock have no preemptive rights to subscribe for new issue securities, and shares of Fuel Systems Common Stock are not subject to redemption, conversion, or sinking fund provisions. The shares of Fuel Systems Common Stock, when issued in connection with the reorganization, will be validly issued, fully paid, and non assessable.

After the preferential dividends upon all other classes and series of stock entitled thereto shall have been paid or declared and set apart for payment and after Fuel Systems shall have complied with all requirements, if any, with respect to the setting aside of sums as a sinking fund or for a redemption account on any class of stock, then the holders of Fuel Systems Common Stock are entitled to such dividends as may be declared by the board of directors out of funds legally available therefore under the laws of the State of Delaware.

Fuel Systems Warrants and Options

As of May 2, 2006, we had outstanding warrants to purchase 475,000 shares of our common stock, with a weighted average exercise price of $3.73, all of which are presently exercisable. Following the reorganization, Fuel Systems will have warrants outstanding to purchase 237,500 shares, in the aggregate, of Fuel Systems Common Stock with an average weighted purchase price of $7.46, based on the warrants outstanding as of May 2, 2006. Only warrants representing whole shares of Fuel Systems Common Stock will be issued and cash will be paid in the place of fractional shares that result from the one-for-two share exchange in the reorganization.

On March 28, 2003, we granted a warrant, which vested immediately, to purchase 200,000 shares of IMPCO common stock at a price of $2.51 per share, or 120% over the then market price, in connection with an $8.0 million commitment from a director that expired July 31, 2003. As of May 2, 2006, this warrant had not been exercised. The warrant expires on March 28, 2007.

On August 15, 2002, we issued a fully vested warrant to acquire 20,000 shares of IMPCO common stock at an exercise price of $2.61 per share to an independent consultant. The warrant will expire on August 15, 2006.

On April 14, 2003, we entered into agreements with investors to provide approximately $3.1 million in bridge loans, of which $1.4 million was from an entity related to one of the Company’s directors. In conjunction with the bridge loan agreements we issued warrants to the investors to purchase 305,000 shares of the Company’s common stock at $2.46 per share, or 120% of the then market price. During 2004, warrants to purchase 170,000 shares were exercised with warrants to purchase 135,000 shares unexercised at May 2, 2006. The warrants expire April 14, 2008.

On May 15, 2004, we completed a private placement of a fully vested warrant to purchase 120,000 shares of IMPCO common stock at a price of 120% over the closing price, or $7.22 per share, to Bathgate Partners, LLC in connection with the Bison Loan. As of December 31, 2005, the warrant had not been exercised. The warrant expires on May 15, 2009.

In addition, as of May 2, 2006, we had outstanding options to purchase 2,275,487 shares, in the aggregate, of our common stock of which 1,132,227 were vested and then exercisable. We have reserved 7,381,395 shares, in the aggregate, of our common stock for issuance under our stock option plans. Following the reorganization, Fuel Systems will have outstanding options to purchase 1,137,744 shares, in the aggregate, of Fuel Systems Common Stock, including rounded up fractional options that resulted from the one-for-two share exchange in the reorganization, of which 566,114 will be vested and exercisable based on the options outstanding as of May 2, 2006.

Fuel Systems Stockholder Protection Rights Agreement

IMPCO’s stockholder protection rights agreement will terminate in accordance with its terms as a result of the reorganization. Fuel Systems’ board of directors has adopted a Stockholder Protection Rights Agreement, dated as of December 19, 2005 (the “Rights Agreement”), by and between Fuel Systems and ChaseMellon Stockholder Services, L.L.C., as Rights Agent, which will be effective as of the close of business on the effective date of the reorganization. The Rights Agreement contains substantially the same terms and conditions as the IMPCO stockholder protection rights agreement except that, for purposes of the definition of “Acquiring Person,” any and all Fuel Systems Common Stock acquired directly from Fuel Systems, any subsidiary of Fuel Systems, any Fuel Systems employee stock ownership plan and/or other Fuel Systems employee benefit plan (either through an issuance of new shares by Fuel Systems or otherwise) by Mariano Costamagna and/or his affiliates will not be included in the beneficial ownership percentage calculation in the definition of “Acquiring Person.” Therefore, the acquisition of any additional shares of Fuel Systems Common Stock by Mariano Costamagna and/or his affiliates directly from Fuel Systems, any subsidiary of Fuel Systems, any Fuel Systems employee stock ownership and/or other Fuel Systems employee benefit plan will not trigger the issuance of rights under the Rights Agreement; however, any acquisition of Fuel Systems Common Stock by Mariano Costamagna and/or his affiliates from any other person or entity will trigger the issuance of the rights. The exercise price of each right under the Rights Agreement will be $100 (subject to adjustment), an increase from the $45 exercise price under the IMPCO stockholder protection rights agreement, and will not be further adjusted as a result of the reorganization.

Pursuant to the Rights Agreement, Fuel Systems’ board of directors will declare a dividend of one right on each share of Fuel Systems Common Stock (each, a “Fuel Systems Right”) held of record as of the close of business on the effective date of the reorganization (“the Record Time”). Each Fuel Systems Right entitles the holder, upon certain events, including a person or entity’s acquisition of 15% or more of Fuel Systems Common Stock, to purchase, at an exercise price of $100 per Fuel Systems Right (the “Exercise Price”) subject to adjustment, shares of Fuel Systems Common Stock with a value equal to twice the exercise price.

The Fuel Systems Rights are evidenced by Fuel Systems Common Stock certificates until the close of business on the earlier of (either, the “Separation Time”) (i) the tenth business day (or such later date as the board of directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any person commences a tender or exchange offer which, if consummated, would result in such person’s becoming an Acquiring Person, as defined below, and (ii) the first date or such later date as the board of directors of Fuel Systems may from time to time fix (the “Flip-in Date”) of public announcement by the Company that any person has become an Acquiring Person (the date of such public announcement being, the “Stock Acquisition Date”); provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

An “Acquiring Person” is any person who is a Beneficial Owner of 15% or more of the outstanding shares of Common Stock; provided, however, that the term “Acquiring Person” shall not include any Person (i) who is the Beneficial Owner of 15% or more of the outstanding shares of Common Stock on the date of this Agreement or who shall become the Beneficial Owner of 15% or more of the outstanding shares of Common Stock solely as a result of an acquisition by the Company of shares of Common Stock, until such time hereafter or thereafter as any of such Person shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of any additional shares of Common Stock, (ii) who becomes the Beneficial Owner of 15% or more of the outstanding shares of Common Stock but who acquired Beneficial Ownership of shares of Common Stock without any plan or intention to seek or affect control of the Company, if such Person promptly divests, or enters into an agreement satisfactory to the Company, in its sole discretion, pursuant to which it will divest (without exercising or retaining any power, including voting power, with respect to such shares), sufficient shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) so that such Person ceases to be the Beneficial Owner of 15% or more of the outstanding shares of Common Stock or (iii) who Beneficially Owns shares of Common Stock consisting solely of one or more of (A) shares of Common Stock Beneficially Owned pursuant to the grant or exercise of an option granted to such Person (an “Option Holder”) by the Company in connection with an agreement to merge with, or acquire, the Company entered into prior to a Flip-in Date, (B) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock), Beneficially Owned by such Option Holder or its Affiliates or Associates at the time of grant of such option, and (C) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) acquired by Affiliates or Associates of such Option Holder after the time of such grant which, in the aggregate, amount to less than 1% of the outstanding shares of Common Stock. Notwithstanding the foregoing, the Company, any wholly-owned Subsidiary of the Company and any employee stock ownership or other employee benefit plan of the Company or a wholly-owned Subsidiary of the Company shall not be an Acquiring Person. Notwithstanding the foregoing, for purposes of this definition “Acquiring Person,” none of Mariano Costamagna and/or his Affiliates shall be considered a Beneficial

Owner of shares of Common Stock acquired by any of them directly from the Company, a wholly-owned subsidiary of the Company, any Company employee stock ownership plan or any other Company employee benefit plan (whether through a new Company issuance or otherwise); provided, however, that Mariano Costamagna and/or his Affiliates shall be considered the Beneficial Owner of shares of Common Stock issued upon the exercise of any securities convertible or exercisable for Common Stock if such securities were acquired by any of them directly from a person or entity other than the Company, any wholly-owned subsidiary of the Company, any Company employee stock ownership plan or any other Company employee benefit plan.

The Rights Agreement provides that, until the Separation Time, the Fuel Systems Rights will be transferred with and only with the common stock. The Fuel Systems Rights will not be exercisable until the business day following the Separation Time. The Fuel Systems Rights will expire on the earliest of (i) the Exchange Time (as defined below), (ii) the close of business on July 26, 2009, (iii) the date on which the Fuel Systems Rights are redeemed as described below and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into prior to a Stock Acquisition Date (in any such case, the “Expiration Time”).

In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Fuel Systems Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Fuel Systems Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Company having an aggregate Market Price (as defined in the Rights Agreement), on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of Fuel Systems Common Stock, elect to exchange all (but not less than all) the then outstanding Fuel Systems Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Fuel Systems Rights become void) for shares of Fuel Systems Common Stock at an exchange ratio of one share of Fuel Systems Common Stock per Fuel Systems Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the “Exchange Ratio”). Immediately upon such action by the board of directors (the “Exchange Time”), the right to exercise the Fuel Systems Rights will terminate and each Fuel Systems Right will thereafter represent only the right to receive a number of shares of common stock equal to the Exchange Ratio.

In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly,(i) the Company shall consolidate or merge or participate in a binding share exchange with any other person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the board of directors of the Company and (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of Fuel Systems Common Stock or (B) the person with whom such transaction or series of transactions occurs is the Acquiring Person or an affiliate or associate thereof, (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A)aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other person (other than the Company or one or more of its wholly-owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the board of directors of the Company, the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the “Flip-over Entity”), for the benefit of the holders of the Fuel Systems Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Fuel Systems Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the Rights Agreement. For purposes of the foregoing description, the term “Acquiring Person” shall include any Acquiring Person and its affiliates and associates counted together as a single person.

The board of directors of the Company may, at its option, at any time prior to the Flip-in Date, redeem all (but not less than all) the then outstanding Fuel Systems Rights at a price of $.01 per Fuel Systems Right) (the “Redemption Price”), as provided in the Rights Agreement. Immediately upon the action of the board of directors of the Company electing to redeem the Fuel Systems Rights, without any further action and without any notice, the right to exercise the Fuel Systems Rights will terminate and each Fuel Systems Right will thereafter represent only the right to receive the Redemption Price in cash for each Fuel Systems Right so held.

The Rights Agreement is attached hereto as Exhibit 4.2 and is incorporated herein by reference. The foregoing description of the Fuel Systems Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

Restrictions on Dividends and Distributions

Stockholders who fail to exchange their IMPCO common stock certificates by surrendering such certificates, together with a properly completed letter of transmittal, to the exchange agent designated by IMPCO will not receive certificates representing their Fuel Systems Common Stock. Any dividends declared or distributions made on shares of Fuel Systems Common Stock which such holders have a right to receive will be retained by Fuel Systems until such holders surrender their IMPCO common stock certificates in exchange for

Fuel Systems Common Stock certificates or until paid to a public official pursuant to applicable abandoned property, escheat or similar laws. No interest will accrue or be payable with respect to any dividends or distributions retained on unissued shares of common stock of Fuel Systems. In no event will the exchange agent, IMPCO or Fuel Systems be liable to any holder of IMPCO common stock for dividends or distributions on shares of Fuel Systems Common Stock delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

The timing and amount of any future dividends will be determined by the board of directors of Fuel Systems and will depend on Fuel Systems’ earnings, cash requirements and the financial condition and other factors deemed relevant by Fuel Systems’ board of directors. The loan covenants under the senior credit facility by and between LaSalle Business Credit, LLC (“LaSalle”), and IMPCO, dated July 22, 2003 (as amended, the “LaSalle Senior Credit Facility”), currently prohibits declaring or paying dividends. The loan agreement between Unicredit Banca Medio Credito S.p.A. and MTM, dated December 2, 2004, currently prohibits MTM from remitting dividends based on income for fiscal year 2004 and no more than $1.8 million for fiscal year 2005.

Certain Federal Income Tax Consequences

The following summary describes certain U.S. federal income tax considerations with respect to the reorganization that may be relevant to a holder of IMPCO common stock. This summary is qualified in its entirety by reference to, and is based upon, laws, regulations, rulings and decisions now in effect, all of which are subject to change, which changes may or may not be retroactive and may result in U.S. federal income tax consequences that are materially different from those discussed below. This summary does not discuss all aspects of U.S. federal income taxation that may be relevant to a particular stockholder or to certain types of stockholders subject to special treatment under the federal income tax laws (including, but not limited to, banks, insurance companies, tax-exempt organizations, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting for their security holdings, stockholders who received IMPCO common stock as compensation, persons holding IMPCO common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, stockholders that have a functional currency other than the U.S. dollar, United States expatriates or foreign taxpayers), or any aspect of state, local or foreign tax laws. If a partnership (or other entity taxed as a partnership for U.S. federal income tax purposes) holds IMPCO common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding IMPCO common stock, you should consult your tax advisor. This summary only applies to stockholders who hold stock of IMPCO and will hold stock of Fuel Systems as a capital asset (generally held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). There can be no assurance that the IRS will not take a contrary view with respect to any of the items discussed below, and no ruling from the IRS has been or will be sought.

To ensure compliance with requirements imposed by the IRS, we inform you that any tax advice contained in this document was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of avoiding tax-related penalties under the Code. The tax advice contained in this document was written to support the promotion or marketing of the transaction(s) or matter(s) addressed by this proxy statement/prospectus.

Each stockholder should consult his, her or its own tax advisor to determine the specific tax consequences of the reorganization to such stockholder.

As a result of the reorganization, for U.S. federal income tax purposes, holders of IMPCO common stock will: (1) recognize no gain or loss upon the receipt of common stock of Fuel Systems in exchange for their IMPCO common stock (except with respect to any cash received in lieu of fractional interests); (2) have an initial tax basis in common stock of Fuel Systems received (including any fractional shares deemed received and exchanged for cash) that is the same as their adjusted tax basis in IMPCO common stock exchanged therefor; and (3) have a holding period for federal income tax purposes for common stock of Fuel Systems (including any fractional shares deemed received and exchanged for cash) that includes their holding period for their IMPCO common stock exchanged therefor.

A holder of IMPCO common stock who is deemed to have received cash in lieu of a fractional share of Fuel Systems Common Stock generally will be treated as having received such fractional share in the merger and then having received cash in exchange for such fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received in lieu of the fractional share and the tax basis allocated to such fractional share of stock. Such gain or loss generally will be long-term capital gain or loss if, on the effective date of the reorganization, the holding period for such shares is greater than one year.

In addition, IMPCO, Fuel Systems and Merger Sub will not, for U.S. federal income tax purposes, recognize any taxable gain or loss as a result of the reorganization.

Backup Withholding

Under certain circumstances, cash payments made to IMPCO stockholders pursuant to the reorganization maybe subject to backup withholding at a rate of 28%. There is no withholding for stockholders who provide the exchange agent with their correct U.S. federal taxpayer identification number and who certify on the IRS Form W-9 or its substitute that no loss of exemption from backup withholding has occurred. Certain categories of IMPCO stockholders, such as corporations and some foreign individuals, are not subject to backup withholding. In order for a foreign individual to qualify as an exempt recipient, such individual generally must provide the exchange agent with a completed IRS Form W-8BEN or its substitute. Any amounts withheld from IMPCO stockholder under the backup withholding rules are not an additional tax. Rather, any such amounts will be allowed as a credit or refund against such stockholder’s U.S. federal income tax liability provided that the stockholder furnishes to the IRS all required information.

Tax Opinion

It is the opinion of Kirkland & Ellis LLP that the statements under the heading “Certain Federal Income Tax Consequences” that constitute matters of law or legal conclusions are correct in all material respects. The complete legal opinion of Kirkland & Ellis LLP is attached as Appendix D to this proxy statement/prospectus and is incorporated into this proxy statement/prospectus by reference. We urge you to read the opinion in its entirety. The description of certain federal income tax consequences included in this proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion.

Accounting Consequences

The consolidated financial statements of Fuel Systems immediately following the reorganization will be the same as the consolidated financial statements of IMPCO immediately prior to the reorganization except for the effect of the one-for-two share exchange in the reorganization on the earnings (loss) per share and the number of underlying shares of common stock used in the computation of earnings (loss) per share, in accordance with the generally accepted accounting principles, or GAAP, in the United States. For this reason, pro forma and comparative financial information related to earnings (loss) per share of Fuel Systems and its consolidated subsidiaries giving effect to the reorganization have been included in this proxy statement/prospectus, retroactively, for all periods presented on page 101 under “Selected Consolidated Financial Data.”

Interests of Directors and Executive Officers in the Reorganization

Our directors and executive officers own IMPCO common stock and/or options to purchase shares of IMPCO common stock, and to that extent their interest in the reorganization is the same as the interest in the reorganization of our stockholders generally.

As of May 2, 2006, our directors and executive officers beneficially owned 7,149,586 shares of our outstanding common stock, representing approximately 24.5% of the issued and outstanding shares of common stock as calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934. Each director and executive officer has advised us that he plans to vote all of his shares of common stock in favor of the reorganization. The vote of holders of a majority of the shares of IMPCO common stock outstanding on the record date is required to approve the agreement and plan of reorganization.

Transfer of Securities Under Rule 144 and Section 13(d) of the Exchange Act

Sales under Rule 144 of common stock of Fuel Systems received in the reorganization will not be any different than sales of IMPCO common stock under Rule 144, except that the average weekly reported volume of trading in IMPCO common stock may not be taken into account by holders of common stock of Fuel Systems for purposes of Rule 144(e)(1)(ii) and (iii) and 144(e)(2) (with respect to Rule 144(e)(1)(ii) and (iii)). After the common stock of Fuel Systems has traded for four calendar weeks after the effective time of the reorganization, sales under Rule 144(e)(1)(ii) and (iii) and Rule 144(e)(2) (with respect to Rule 144(e)(1)(ii) and (iii)) will be permitted.

In determining Fuel Systems’ compliance with the current public information requirements of Rule 144(c)(1), IMPCO’s prior reports will be taken into account. In addition, for purposes of Rule 144(d) and resales by affiliates of IMPCO under Rule 145, the holding period for Fuel Systems Common Stock received in the reorganization should commence on the date of acquisition of IMPCO common stock.

Stockholders of IMPCO who have filed statements on Schedule 13D or Schedule 13G reporting beneficial ownership of common stock of IMPCO will not be required to make additional or amended filings of such statements as a result of the reorganization.

Expenses

All expenses related to the reorganization, including fees and expenses of our attorneys and accountants and expenses and costs of preparing, mailing and soliciting proxies pursuant to this proxy statement/prospectus, will be paid by us whether or not the reorganization is approved by our stockholders.

Recommendation of the Board of Directors

The board of directors of IMPCO recommends that you vote “FOR” the approval and adoption of the agreement and plan of reorganization and “FOR” the approval of each of the significant changes to the rights of stockholders.

PROPOSAL 2 — ADOPTION OF THE 2006 INCENTIVE BONUS PLAN

The board has approved a new 2006 Incentive Bonus Plan, which we refer to throughout this proxy statement/prospectus as the 2006 Bonus Plan. Stockholder approval is being sought so that the compensation attributable to incentive awards under the plan may qualify for an exemption from the $1,000,000 deduction limit under section 162(m) of the Internal Revenue Code of 1986, as amended.

The board believes that the 2006 Bonus Plan will enhance the company’s compensation structure and strategy and encourage results-oriented actions on the part of all employees throughout the company. Our ability to attract, retain and motivate top quality employees at all levels is material to our success, and the board has concluded that this would be enhanced by our ability to make awards under the plan. The board believes that the interests of the company and its stockholders will be advanced if we can closely align financial rewards to employees with the achievement of specific performance objectives by the company.

Who Is Eligible to Participate in the 2006 Bonus Plan?

All employees of the company and its subsidiaries worldwide are eligible to participate in the 2006 Bonus Plan if they have been employed for at least the final six months of the applicable year and if they are employed by the company or any of its subsidiaries on the date that awards are given. We currently have over 700 employees worldwide.

Will All Eligible Employees Receive a Bonus Each Year Under the 2006 Bonus Plan?

Not necessarily. Eligible employees will only receive bonuses if they work in a division that makes a net profit for the year and if they have successfully met their individual performance goals.

Can Non-Employee Directors Participate in the 2006 Bonus Plan?

Non-employee directors cannot receive bonuses under the 2006 Bonus Plan of the type that employees will be eligible to receive. In fact, our non-employee directors are not eligible to receive any cash bonuses under the plan. However, the plan does provide for yearly restricted stock grants to non-employee directors as the board determines appropriate. Our non-employee directors are expected to each receive a restricted stock grant worth $20,000 under the 2006 Bonus Plan this year as a portion of their compensation. See “Management—Compensation of Directors” on page 68 for a description of the current board compensation package.

How Is the 2006 Bonus Plan Administered?

The Compensation Committee administers the plan, including determining the individual performance goals of eligible employees and the sizes of awards granted to eligible employees after the eligible employees have met all requirements to receive awards. However, the Compensation Committee may delegate the administration of the plan and the setting of targets and payment amounts for non-officer employees of the company to committee of officers, including the CEO.

How Are Bonuses Determined Under the Plan?

After the end of each year, the company will set aside ten percent of the net profits of each operating division as a bonus pool for distribution to eligible employees of that division under the 2006 Bonus Plan. The awards to eligible employees of a profitable division will be distributed out of this bonus pool, presuming that the employees have met their own individual performance goals. If the division in which an eligible employee works does not make a profit during a year, the employee will not receive a bonus under the plan, regardless of the employee’s personal accomplishments.

What Are the Company’s Operating Divisions?

The company currently has two operating divisions: IMPCO (including IMPCO and IMPCO International business divisions) and BRC. If either of these divisions makes a profit then an eligible employee of a profitable division may be eligible to receive a bonus under the plan, based on attainment of his or her own performance goals

Can an Eligible Employee Receive a Bonus if His or Her Division Does Not Make a Profit?

No. Regardless of the personal achievements of any individual eligible employee, his or her division must make a profit in order for the eligible employee to receive any bonus.

Will an Eligible Employee Receive a Bonus if She Does Not Meet Her Performance Goals so Long as Her Division Makes a Profit?

No. An eligible employee must work in a profitable division and must meet her own individual performance goals in order to receive a bonus. Individual performance goals will be determined by the Compensation Committee in conjunction with the supervisors within each division. Performance goals may be absolute or relative and will be appropriate to the employee’s position.

What About the Employees Who Do Not Work for Any Division? Will They Ever Receive Bonuses?

Eligible employees who work for our corporate headquarters and other eligible employees who provide support services to our operating divisions, but who are not directly employed by any of our profitable operating divisions, may be eligible to receive a bonus out of the profit pool of one or more profitable divisions, in the sole and absolute discretion of the Compensation Committee. However, the eligible employee would still need to meet his or her own individual performance targets in order to receive any award.

How Will Corporate “Overhead” Expenses Be Allocated When Determining the Net Profits of a Division?

When calculating net profit for the divisions in 2006, the Compensation Committee will not allocate any expenses related to corporate “overhead” to any division. In subsequent years, the Compensation Committee may, in its sole and absolute discretion, allocate some or all of the corporate “overhead” expenses to one or more of the divisions.

How Much Money Will the Company’s Officers Be Paid Under the 2006 Bonus Plan?

The amounts that will be received by or allocated to any eligible employees under the 2006 Bonus Plan are not determinable in advance since they are based on the future profits of our operating divisions and the attainment of the individuals’ personal performance goals. However, if this plan had been in effect for 2005, the eligible employees of BRC who met their individual performance goals would have been able to share in an aggregate bonus pool of approximately $600,000 based on BRC’s net profit. If the plan had been in effect for 2005, none of the eligible employees of IMPCO would have received a bonus regardless of whether they met their individual performance goals since IMPCO was not profitable.

How Will Awards Earned Under the 2006 Bonus Plan Be Paid?

Awards granted under the 2006 Bonus Plan may be paid in cash, in shares of restricted stock, or in a combination of both, at the option of the company. The vesting schedule and other terms of the restricted stock awards will be determined in the sole and absolute discretion of the Compensation Committee.

What is the Term of the 2006 Bonus Plan?

The 2006 Bonus Plan is in effect for the fiscal year commencing January 1, 2006 and will continue in effect for subsequent years unless and until terminated by the Compensation Committee in accordance with the provisions of the 2006 Bonus Plan. The Board may terminate the 2006 Bonus Plan without stockholder approval at any time.

What Happens to the 2006 Bonus Plan if the Reorganization Takes Place?

If the reorganization described in this proxy statement/prospectus is approved by stockholders and takes effect, then Fuel Systems will adopt and implement the 2006 Bonus Plan.

What Are the Federal Income Tax Consequences of Awards Under the 2006 Bonus Plan?

The following is a brief description of certain federal income tax consequences to the company and recipients of awards under the 2006 Bonus Plan. This description is based on the Internal Revenue Code, the Treasury regulations promulgated thereunder, judicial authority, published administrative positions of the Internal Revenue Service and other applicable authorities, all as in effect on the date of this Proxy Statement, and all of which are subject to change, possibly on a retroactive basis.

Bonuses Paid in Cash or Vested Stock. An eligible employee generally will recognize compensation income in an amount equal to the cash or the fair market value of vested shares of common stock of the company on the date that the eligible employee becomes entitled to payment of the cash or vested shares of common stock. That compensation income is subject to withholding of federal and state income tax and employment tax. Generally, the company will be entitled to a corresponding deduction in an amount equal to the compensation income recognized by the employee.

Bonuses Paid in Unvested Stock. Restricted stock granted under the 2006 Bonus Plan generally will not be taxed to the recipient, or deductible by the company, at the time of grant, unless the recipient makes an election under Section 83(b) of the Internal Revenue Code. If the recipient does not make a Section 83(b) election, then on the date the restrictions lapse and the shares become transferable the recipient recognizes ordinary income equal to the excess of the fair market value of the shares on that date over the purchase price paid for the stock, if any. If the recipient does make a Section 83(b) election, then the recipient recognizes ordinary income equal to the excess of the fair market value of the shares on the date of the grant over the purchase price of the stock, if any. The recipient’s tax basis for the shares includes the amount paid for the shares and the ordinary income recognized. Generally, the company will be entitled to a deduction in an amount equal to the compensation income recognized by the recipient at the time the recipient recognizes the ordinary income. The compensation income recognized on the vesting of restricted stock by an employee is subject to withholding of federal and state income tax and employment tax.

Limits on Deductibility. Section 280G. Awards made under the 2006 Bonus Plan may provide for accelerated vesting and/or accelerated payment in the event of a change of control of the company. If there is a change of control of the company, amounts paid under the 2006 Bonus Plan may be characterized as “parachute payments” under Section 280G of the Internal Revenue Code. An employee will be subject to a 20% excise tax on any “excess parachute payment” pursuant to Internal Revenue Code Section 4999 and the company will be denied a deduction with respect to such excess parachute payment pursuant to Internal Revenue Code Section 280G. An employee generally is deemed to have received a “parachute payment” if such employee receives compensation that (1) is contingent upon a change in the ownership or control of the company and (2) exceeds, in the aggregate, an amount equal to three times the employee’s “base amount”. The “base amount” generally is the average of the annual compensation of such employee for the five years preceding the change in ownership or control. An “excess parachute payment” with respect to any employee is the excess of the total parachute payments to such person over such person’s base amount.

Section 162(m). In addition, compensation in excess of $1 million (including amounts treated as compensation as described above) paid to the company’s chief executive officer (or person acting in that capacity) and the company’s four other most highly paid individuals will not be deductible unless the compensation is payable on the achievement of certain performance objectives or meets certain other exceptions under Section 162(m) of the Internal Revenue Code. We have attempted draft the 2006 Bonus Plan to satisfy the requirements of Section 162(m).

The discussion set forth above is intended only as a summary and does not purport to be a complete enumeration or analysis of all potential tax considerations under the 2006 Bonus Plan.

Where Can I Find a Copy of the 2006 Bonus Plan?

The summary we have included of the 2006 Bonus Plan in his proxy statement/prospectus is qualified in its entirety by reference to the 2006 Bonus Plan itself which is attached to this proxy statement/prospectus as Appendix E. We encourage you to read the plan in its entirety.

Recommendation of the Board of Directors

The board of directors of IMPCO recommends that you vote “FOR” the approval and adoption of the 2006 Bonus Plan.

PROPOSAL 3 — ELECTION OF DIRECTORS

IMPCO’s board of directors oversees the business and other affairs of IMPCO and monitors the performance of management. In accordance with corporate governance principles, non-employee members of the board do not involve themselves in the day-to-day operations of IMPCO. Board members keep themselves informed through discussions with the President and Chief Executive Officer, other key executives and the company’s principal external advisors (such as legal counsel, independent public accountants, investment bankers and other consultants), by reading reports and other materials that are sent to them and by participating in board meetings.

Board members are divided into three classes. The term of service for each class expires in a different year, with each director serving a term of three years, or until a successor is elected. As of May 1, 2006, six individuals were serving on the board. Nonetheless, the proxy you give to the company for the 2006 annual meeting cannot be voted for more than three directors.

The board’s Nominating and Corporate Governance Committee has nominated Messrs. Costamagna, King and Power as directors to be elected at the annual meeting. Certain information regarding these nominees and each of the other directors is set forth above beginning on page 27. If you elect them, Messrs. Costamagna and Power will hold office until the annual meeting in 2009 and Mr. King will hold office until the annual meeting in 2008, or until their respective successors have been duly elected and qualified. The company knows of no reason why any of these nominees may be unable to serve as a director. If a nominee is unable to serve, your proxy may vote for another nominee proposed by the board. If any director resigns, dies or is otherwise unable to serve out a complete term, or the board increases the number of directors, the board may fill the vacancy through a majority vote of those serving at that time. All three of these nominees were originally recommended to our Nominating and Corporate Governance Committee by current board members.

The board of directors recommends a vote “FOR” the election of Messrs. Costamagna, King and Power as directors.

PROPOSAL 4 — RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has selected BDO Seidman, LLP to serve as the company’s independent accountants to serve until the next annual meeting. BDO Seidman, LLP has audited the company’s financial statements for the fiscal years ended December 31, 2005 and December 31, 2004. The Audit Committee considers BDO Seidman, LLP to be well qualified. Neither BDO Seidman, LLP nor any of its members has any relationship with the company nor any of its officers or directors, except in the firm’s capacity as our independent auditors.

Although it is not required to do so, the Audit Committee is submitting its selection of the company’s independent accountants for ratification at our annual meeting in order to ascertain the views of stockholders regarding the selection. If the selection is not ratified, the Audit Committee will reconsider its selection. Even if the selection is ratified, the Audit Committee, in its discretion, may direct the appointment of a different independent auditing firm at any time if it feels that such a change would be in the company’s and its stockholders best interests.

A representative of BDO Seidman, LLP is expected to be present at the Annual Meeting, will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

The company was billed the following fees by BDO Seidman, LLP for 2004 and 2005:

Audit Fees. The aggregate fees billed by BDO Seidman, LLP for professional services rendered for the audit of our annual financial statements for 2004 and 2005, the audit of the effectiveness of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002, and the review of the financial statements included in our Quarterly Reports on Form 10-Q for 2004 and 2005 were approximately $1,467,000 and $2,213,000, respectively.

Audit-Related Fees: There were no audit-related fees billed by BDO Seidman, LLP for 2004 and 2005.

Tax Fees: The aggregate fees billed by BDO Seidman, LLP for professional services rendered for tax preparation services and tax planning for 2004 and 2005 were $37,000 and $91,000, respectively.

All Other Fees: Other than the services described above under “Audit Fees”, “Audit Related Fees” and “Tax Fees,” in 2004 and 2005, no other services were rendered by BDO Seidman, LLP.

Change in Independent Registered Public Accounting Firm

BDO Seidman, LLP audited the company’s financial statements as of and for the years ended December 31, 2004 and 2005. Prior to their resignation on July 9, 2004, Ernst & Young LLP audited the company’s financial statements for the year ended December 31, 2003.

On July 9, 2004, Ernst & Young LLP notified our management of its intention to resign as the company’s independent accountants. Prior to learning of Ernst & Young LLP’s intention to withdraw, at its regularly scheduled meeting on June 28, 2004, the company’s audit committee had approved the dismissal of Ernst & Young LLP contingent upon the selection and engagement of a qualified independent auditor. On July 16, 2004, the company formally engaged BDO Seidman, LLP.

Ernst & Young LLP’s report on the financial statements for the year ended December 31, 2003 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.

During 2003 and the subsequent interim period through the date of resignation, the company did not have any disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

None of the reportable events described under Item 304(a)(1)(v) of Regulation S-K occurred within 2003 or the subsequent interim period through the date of resignation.

During 2003 and the subsequent interim period through the date of engagement, the company did not consult with or receive written or oral advice from BDO Seidman, LLP regarding any matter described in Item 304(a)(2)(i) or (ii) of Regulation S-K.

Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Pre-approval is provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee may also pre-approve particular services on a case-by-case basis. All of the services provided by BDO Seidman, LLP during 2005 and 2004 were approved by the Audit Committee under its pre-approval policies and procedures.

Recommendation of the Board of Directors

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required to approve the ratification of the appointment of BDO Seidman, LLP. The board of directors recommends a vote “FOR” this proposal.

RISK FACTORS

You should carefully consider the risk factors described below as well as other information provided to you in this proxy statement/prospectus in deciding how to vote on the reorganization. If any of the following risk factors actually occur, our business and the value of our common stock could be materially adversely affected.

Risks Related to the Reorganization

Differences in corporate structure regarding voting rights on company matters.

Upon consummation of the reorganization transaction, Fuel Systems will have (i) an increased number of common stock shares authorized as were authorized for IMPCO, (ii) a reduced number of shares of common stock issued and outstanding as were issued and outstanding for IMPCO, (iii) an increased number of preferred stock shares authorized as were authorized for IMPCO just prior to consummation of the reorganization transaction, (iv) IMPCO’s stockholders will become Fuel Systems’ stockholders and (v) Fuel Systems will become IMPCO’s sole stockholder. Thus, after consummation of the reorganization transaction, matters requiring the approval of IMPCO’s stockholders, such as amendments to IMPCO’s certificate of incorporation or a merger of IMPCO and another corporation, will be subject to the approval of Fuel Systems as IMPCO’s sole stockholder. IMPCO’s present stockholders will become the stockholders of Fuel Systems and will be entitled to vote on similar matters affecting that corporation.

Material additions to Fuel Systems’ certificate of incorporation and bylaws impose limitations on stockholder actions by written consent and limit the ability of stockholders to remove directors or adversely affect existing director indemnification rights.

Although the certificate of incorporation and bylaws of Fuel Systems will be substantially similar to the current certificate of incorporation and bylaws of IMPCO, respectively, material provisions have been added to Fuel Systems’ certificate of incorporation and bylaws, respectively, including the following material additions:

•	Fuel Systems’ certificate authorizes 200,000,000 shares of common stock, up from 100,000,000 shares of common stock authorized by IMPCO, and 1,000,000 shares of preferred stock, up from 500,000 shares of preferred stock authorized by IMPCO.

•	no stockholder actions may be taken by written consent, unanimous or otherwise, in lieu of a stockholder meeting;

•	any alteration, amendment or repeal of the provision prohibiting stockholder action by written consent requires the approval of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors;

•	the stockholders may only remove the directors for cause upon the affirmative vote of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors;

•	any alteration, amendment or repeal of the director removal provision requires the approval of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors;

•	directors will be explicitly granted protection when acting in good faith reliance on the company’s books and records;

•	no amendment or repeal to the provision limiting directors’ liability may adversely affect any existing indemnification right or protection of a director under the Delaware General Corporation Law or have any effect on any prior occurring act or omission of any director;

•	the company’s obligation to recognize equitable claims by a transferee of company shares prior to the surrender of the stock certificate or request to record such transfer is limited; and

•	Fuel Systems’ certificate of incorporation expressly opts out of the restrictions imposed on “business combinations” with “interested stockholders” under Section 203 of the Delaware General Corporation Law.

Fuel Systems’ certificate of incorporation expressly opts out of the restrictions imposed on “business combinations” with “interested stockholders” under Section 203 of the Delaware General Corporation Law, such that neither stockholder nor board approval will be required to consummate certain unfriendly corporate takeovers by “interested stockholders.”

Section 203 of the Delaware General Corporation Law is designed to make certain kinds of unfriendly corporate takeovers, or other transactions involving a corporation and one or more of its significant stockholders, more difficult. Section 203, from which Fuel Systems opts out, restricts certain “business combinations” with “interested stockholders” for three years following the date that a person becomes an interested stockholder, unless specified conditions are met.

With certain exceptions, an “interested stockholder” is a person or group who or which owns 15% or more of the company’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the company and was the owner of 15% or more of such voting stock at any time within the previous three years.

For purposes of Section 203, the term “business combination” is defined broadly to include (i) mergers with or caused by the interested stockholder, (ii) sales or other dispositions to the interested stockholder (except proportionately with the company’s other stockholders) of assets of the company or a subsidiary equal to ten percent or more of the aggregate market value of the company’s consolidated assets or its outstanding stock, (iii) the issuance or transfer by the company or a subsidiary of stock of the company or such subsidiary to the interested stockholder (except for transfers in a conversion or exchange or a pro rata distribution or certain other transactions, none of which increase the interested stockholder’s proportionate ownership of any class or series of the company’s or such subsidiary’s stock), (iv) or receipt by the interested stockholder (except proportionately as a stockholder), directly or indirectly, of any loans, advances, guarantees, pledges, or other financial benefits provided by or through the company or a subsidiary.

By opting out of Section 203, interested stockholders may consummate a business combination without the approval of either the stockholders or the board, including a possible two-tiered bid for the company in which not all stockholders are treated equally. IMPCO did not opt out of Section 203 when it was incorporated on October 17, 1985. However, when IMPCO was incorporated it had not yet adopted a stockholder protection rights agreement. While the Rights Agreement provides anti-takeover protection different from Section 203, Fuel Systems’ board of directors believes that the anti-takeover protection provided by the Rights Agreement should discourage or prevent business combinations with interested stockholders without the approval of the stockholders or the board, including a possible two-tiered bid for the company in which not all stockholders are treated equally. However, the Rights Agreement expires on July 22, 2009, at which time Fuel Systems will no longer have the anti-takeover protection provided by the Rights Agreement unless the board elects to renew the Rights Agreement.

Differences in Stockholder Protection Rights Agreement may expose the Company to the exercise of significant influence over Company matters by Mariano Costamagna and/or his affiliates.

IMPCO’s stockholder protection rights agreement will terminate in accordance with its terms as a result of the reorganization. Fuel Systems’ board of directors has adopted the Rights Agreement with substantially the same terms and conditions as the IMPCO stockholder protection rights agreement except as described below. The exercise price of each right under the Rights Agreement is $100 per share (subject to adjustment), an increase from $45 per share under the IMPCO stockholder protection rights agreement. In general, the rights under the Rights Agreement are triggered when an “Acquiring Person” (as defined in the Rights Agreement) acquires 15% or more of the outstanding Fuel System’s Common Stock. The Rights Agreement has been modified so that any and all Fuel Systems Common Stock acquired directly from Fuel Systems, any wholly-owned subsidiary of Fuel Systems, any Fuel Systems employee stock ownership plan and/or other Fuel Systems employee benefit plan (either through an issuance of new shares by Fuel Systems or otherwise) by Mariano Costamagna and/or his affiliates will not be included in the beneficial ownership percentage calculation in the definition of “Acquiring Person.” Therefore, the acquisition of any additional shares of Fuel Systems Common Stock by Mariano Costamagna and/or his affiliates directly from Fuel Systems, any wholly-owned subsidiary of Fuel Systems, any Fuel Systems employee stock ownership and/or other Fuel Systems employee benefit plan will not trigger the issuance of Fuel Systems Rights under the Rights Agreement; however, any acquisition of Fuel Systems Common Stock by Mariano Costamagna and/or his affiliates from any other person or entity will trigger the issuance of the Fuel Systems Rights. Mariano Costamagna and his affiliates held 23.7% of the Company’s outstanding common stock as of the record date. As such, if approved by Fuel Systems (and its board of directors), Mariano Costamagna and/or his affiliates may purchase additional shares of Fuel Systems common stock directly from Fuel Systems, thereby significantly increasing his and/or their ownership interest Fuel Systems and his and/or their ability to exercise significant influence over matters requiring the approval of Fuel Systems’ stockholders, without triggering the Fuel Systems Rights under the Rights Agreement. No predictions or assurances can be made as to whether Fuel Systems (and its board of directors) would approve an additional issuance of shares of Fuel Systems Common Stock to Mariana Costamagna and/or his affiliates or as to the amount of Fuel Systems Common Stock that may be held or acquired by Mariano Costamagna and/or his affiliates following the reorganization.

The interests of our controlling stockholders may differ from yours.

As of the record date, IMPCO’s directors, executive officers and their related interests have voting control with respect to approximately 24.5% of its outstanding shares. In particular, Mariano Costamagna, IMPCO’s Chief Executive Officer, together with members of his immediate family, beneficially own and have voting power with respect to approximately 23.7% of IMPCO’s outstanding common stock as of the record date. After the reorganization transaction, Mariano Costamagna will own the same percentage voting interests in Fuel Systems as he owns in IMPCO based on the record date. The interests of these controlling stockholders may differ from yours. Because of this beneficial ownership and voting power, our controlling stockholders have the power to substantially control any matter presented to stockholders for a vote, including with respect to the election of directors or other material transactions, such as a future issuance of securities, a potential acquisition of, or take-over proposal made by, another company. As a result, these controlling stockholders may cause the defeat of a proposal you support, or cause the passing of a proposal you oppose.

The cash value of the fractional shares of Fuel Systems Common Stock resulting from the exchange of one whole share of Fuel Systems Common Stock for every two shares of IMPCO common stock will depend upon their market price on Nasdaq Global Market at the time of the reorganization.

Upon completion of the reorganization, every two shares of IMPCO common stock will be exchanged for one whole share of Fuel Systems Common Stock. No fractional interests in Fuel Systems Common Stock will be issued in connection with the reorganization. Instead, each holder of shares of IMPCO common stock exchanged in the reorganization who would otherwise be entitled to Fuel Systems Common Stock as a result of the reorganization will receive cash, without interest, in an amount equal to the holder’s proportionate interest in the gross proceeds of the sale on the Nasdaq Global Market by the exchange agent of the aggregated fractional Fuel Systems Common Stock that otherwise would be issued in the reorganization. As a result, the specific dollar value of the fractional Fuel Systems Common Stock that the IMPCO stockholders will receive upon completion of the reorganization will depend upon the market value of Fuel Systems Common Stock when the reorganization is completed, and may increase or decrease from the market value of IMPCO common stock immediately prior to the reorganization. No predictions or assurances can be made as to the market price of the fractional shares of Fuel Systems Common Stock at any time before or after the completion of the reorganization and, therefore, the dollar value of the cash that IMPCO stockholders will receive in lieu of fractional Fuel Systems common stock in the reorganization cannot be valued with any degree of certainty.

The market price of Fuel Systems Common Stock may decline after the transaction.

The market price of Fuel Systems Common Stock may decline after the transaction for a number of reasons, including if:

•	investors reach an unfavorable impression about the transaction or about one or more aspects of our holding company operations;

•	we do not achieve the expected benefits of the transaction as rapidly or to the extent anticipated by financial or industry analysts;

•	the effect of the transaction on our financial results is not consistent with the expectations of financial or industry analysts; or

•	the significant stockholders of Fuel Systems decide to dispose of substantial numbers of shares of Fuel Systems Common Stock in the future.

We will incur substantial costs whether or not the transaction is completed.

We will incur substantial costs related to the reorganization transaction whether or not the transaction is completed. These costs include fees for financial advisors, attorneys and accountants, filing fees and financial printing costs. We currently expect to incur approximately $500,000 in costs, none of which is contingent on the completion of the transaction.

IMPCO is not requesting a ruling from the IRS in connection with the reorganization and, as such, the IRS is not precluded from adopting a position contrary to the opinion we received from our counsel with respect to certain federal income tax consequences of the reorganization.

IMPCO is not requesting a ruling from the IRS in connection with the reorganization. IMPCO will obtain an opinion from its counsel, Kirkland & Ellis LLP, that the reorganization will be treated for federal income tax purposes as a tax-free “reorganization” under Section 368(a)(1)(A) of the Internal Revenue Code, in which no gain or loss will be recognized by any IMPCO stockholder upon the receipt of Fuel Systems Common Stock in exchange for IMPCO common stock (except with respect to any cash received in lieu of fractional interests). However, such tax opinions do not bind the IRS nor preclude the IRS from adopting a contrary position. A successful IRS challenge to the tax-free “reorganization” status of the reorganization, could result in all IMPCO common stock holders being treated as if they sold their common stock of IMPCO in a fully taxable transaction. In such event, each IMPCO common stock holder would recognize gain or loss upon the receipt of common stock of Fuel Systems in exchange for their IMPCO common stock for tax purposes. In addition, such tax opinion is subject to certain assumptions and qualifications and is based on the truth and accuracy, as of the date of such tax opinion, of certain representations and other statements made by the Company. If any such representations and other statements are inaccurate, or by the effective time of the reorganization become inaccurate, then the tax opinion may not be valid.

Provisions of Delaware law and of Fuel Systems’ charter and bylaws may make it more difficult to take over our company, a fact that may reduce our stock price.

Provisions in Fuel Systems’ certificate of incorporation and bylaws and in the Delaware corporation law and in IMPCO’s loan agreement with MTM may make it difficult and expensive for a third party to pursue a tender offer, change in control or takeover attempt that our management and board of directors oppose. Public stockholders that might desire to participate in one of these transactions may not have an opportunity to do so. Fuel Systems also has a staggered board of directors, which makes it difficult for stockholders to change the composition of the board of directors in any one year. In addition, the directors may be removed by the company’s stockholders only for cause upon the affirmative approval of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors, which makes it difficult for any minority stockholder to cause the removal and appointment of directors. No stockholder actions may be taken by written consent, unanimous or otherwise, in lieu of a stockholder meeting, and any alteration, amendment or repeal of such provision requires the approval of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors, which requires a stockholder that might desire to participate or solicit stockholder action to expend the time and money to attend a stockholder meeting at which a quorum is present. In addition, the MTM Loan can be accelerated in the event that Mariano Costamagna is terminated by us for any reason, with certain limitations for termination occasioned by his death, or if we materially breach his employment agreement. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or to change our management and board of directors.

Fuel Systems will have a stockholder protection rights agreement that provides for a dividend of one right for each outstanding share of our common stock. Upon the occurrence of certain events, including a person or entity’s acquisition of 15% or more of our common stock, each right will entitle the holder to purchase, at an exercise price of $100 per right subject to adjustment, common stock with a market value equal to twice the exercise price, which could cause substantial dilution. The stockholder protection rights agreement may have the effect of deterring, delaying, or preventing a change in control that might otherwise be in the best interests of our stockholders.

Risks Related to the Company

We currently have substantial debt that we may be unable to service.

We are highly leveraged and have significant debt service obligations. As of March 31, 2006, we had aggregate outstanding indebtedness of $15.7 million. The LaSalle senior credit facility, has a maximum borrowing limit of $9.0 million, which was limited based on our eligible accounts receivable and our eligible inventory as of March 31, 2006 to approximately $6.7 million. Of that amount, $4.8 million was outstanding as of March 31, 2006, leaving approximately $1.9 million unused and available. At March 31, 2006, we also had debt obligations of approximately $19.4 million under the MTM loan, which have been eliminated in consolidation.

Our debt subjects us to numerous risks, including the following:

•	we will be required to use a substantial portion of our cash flow from operations to pay interest on our debt, thereby reducing cash available to fund working capital, capital expenditures, strategic acquisitions, investments and alliances, and other general corporate requirements;

•	our leverage may increase our vulnerability to general economic downturns and adverse competitive and industry conditions and may place us at a competitive disadvantage compared to those of our competitors who are less leveraged;

•	our debt service obligations may limit our flexibility to plan for, or react to, changes in our business and in the industry in which we operate;

•	our level of debt may make it difficult for us to raise additional financing on terms satisfactory to us; and

•	if we do not comply with the financial and other restrictive covenants in our debt instruments, any such failure could, if not cured or waived, have a material adverse effect on our ability to fulfill our obligations and on our business or prospects generally, including the possibility that our lenders might foreclose on our assets.

We have recently been in default under our primary debt facilities, and we cannot assure you that we will be able to avoid events of default or noncompliance in the future, to obtain amendments to our debt facilities, or to refinance our indebtedness if events of default were to occur.

Our debt requires us to maintain specified financial ratios and meet specific financial tests. For example, the LaSalle senior credit facility requires us to generate specified amounts of pre-tax income, tested quarterly during 2005 and on a rolling basis thereafter. Our failure to comply with these covenants would result in events of default that, if not cured or waived, could require us to repay these borrowings before the due date. If we are unable to make a required repayment and are not able to refinance these borrowings, our lenders could foreclose on our assets. If we were unable to refinance these borrowings on favorable terms, our business could be adversely impacted.

At March 31, 2006, we were in default on borrowings under the LaSalle senior credit facility for not meeting the U.S. pre-tax income financial covenant at that date. On May 5, 2006, we obtained a waiver of this non-compliance from LaSalle. At December 31, 2005, we did not meet the pre-tax income and tangible net worth requirement for our U.S. Operations segment and were thus in breach of the terms of the senior credit facility. On March 28, 2006, we obtained a waiver of this non-compliance. We may not be successful in obtaining waivers in the future should our operating results fail to achieve the specified amounts of income as defined in the covenants.

We are seeking to revise the current financial covenants of the LaSalle senior credit facility to reflect future financial performance of the consolidated results of IMPCO and BRC. However, we cannot assure investors that the lenders will agree to amend the financial covenants or grant further or continuing waivers in the future. If we cannot obtain the necessary waivers or amendments, or return to compliance with these covenants (which would require us to generate pre-tax income in the second quarter of 2006 of more than double the levels realized in the first quarter) and all other loan covenants, our lenders may accelerate our debt, foreclose on certain of our assets or take other legal action against us that, alone or in the aggregate, may have a material adverse effect on our results of operations.

The terms of our debt may severely limit our ability to plan for or respond to changes in our business.

Our debt agreements contain a number of restrictive covenants that impose significant operating and financial restrictions on our operations. Among other things, these restrictions limit our ability to:

•	change our Chief Executive Officer;

•	incur liens or make negative pledges on our assets;

•	merge, consolidate, or sell our assets;

•	incur additional debt;

•	pay dividends, redeem capital stock or prepay other debt;

•	make investments and acquisitions;

•	make capital expenditures; or

•	amend our debt instruments and certain other material agreements.

Mariano Costamagna and Pier Antonio Costamagna have guaranteed our performance under the MTM loan and, in connection with those guarantees, we have pledged our BRC equity interest and made certain other concessions to them.

Because of certain requirements arising under Italian law, Mariano Costamagna and Pier Antonio Costamagna whom we refer to as Founders of BRC, have jointly and severally guaranteed our performance under the MTM loan. In order to secure their recourse in the event that guaranty is exercised and the Founders are required to make payments of the amounts due, we have pledged to the Founders our entire interest in BRC. If we fail to perform the terms of the MTM loan and the Founders are required to fulfill their guarantees, the Founders may require us to reimburse them for their payments as guarantors, or they may take possession of our equity interest in BRC, or both. If the Founders were to take possession of the BRC equity interest in total or partial satisfaction of their rights under the pledge agreement, we would lose our rights to participate in BRC’s earnings and assets. This could have a material adverse effect upon our earnings and our assets.

We have a history of significant cash outflows that may limit our ability to grow and may materially and adversely impact our prospective revenue and liquidity.

We have experienced operating losses and net cash outflows. At March 31, 2006, our cash and cash equivalents totaled approximately $28.0 million and our working capital was $43.4 million. At December 31, 2005 our cash and cash equivalents totaled approximately $27.1 million and our working capital was $37.6 million. We have experienced significant cash outflows in connection with our initial equity investment in BRC and servicing our debt. Based upon our eligible accounts receivable and our eligible inventory as of March 31, 2006 our funds available for borrowing under our senior secured credit facility were approximately $6.7 million, of which approximately $4.8 million was outstanding, leaving approximately $1.9 million unused and available. As of March 31, 2006, we had total stockholders’ equity of $94.8 million and an accumulated deficit of $97.9 million. Moreover, our loan agreement with MTM requires us to repay MTM the principal according to the following schedule, with an additional $5.0 million “balloon payment” of accrued interest and unpaid principal due on December 31, 2009:

Quarters Ending	Quarterly Payment Amount	Payment Per Year
January 1, 2006 through December 31, 2006	$650,000	$2,600,000
January 1, 2007 through December 31, 2007	800,000	3,200,000
January 1, 2008 through December 31, 2008	1,000,000	4,000,000
January 1, 2009 through December 31, 2009	1,150,000	4,600,000
Balloon Payment due December 31, 2009		5,000,000

Total payments		$19,400,000

The payment due on March 31, 2006 was paid on April 3, 2006.

If third parties claim that our products infringe their intellectual property rights, we may be forced to expend significant financial resources and management time, and our operating results would suffer.

Our portfolio of intellectual property, which consists of six U.S. and four foreign patents, is significant to our financial condition and operations. Third parties may claim that our products and systems infringe their patents or other intellectual property rights. Identifying third-party patent rights can be particularly difficult, especially since patent applications are not published until 18 months after their filing dates. If a competitor were to challenge our patents, or assert that our products or processes infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to design around their patents, pay substantial damages or even be forced to cease our operations, any of which could be expensive and/or have an adverse effect on our operating results. Third-party infringement claims, regardless of their outcome, would not only drain our financial resources, but also would divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation.

We will lose patent protection rights upon expiration of our patents which may enable our competitors to avail themselves of our patented technology.

We currently rely primarily on patent and trade secret laws to protect our intellectual property. We currently have 6 U.S. patents and 4 unexpired foreign patents. On an average, U.S. patents expire in about 20 years. Our U.S. patents began expiring in October 2002 and will expire on various dates until May 2020.

The expiration of our patents may enable competitors to utilize our patented technology to produce similar products. But we do not expect the expiration of our patents to have a material effect on our results of operations because our products are built utilizing both our patented technology and our expertise in building products that conform to OEM specifications. In addition, changes in technology and regulations also make the expired patents obsolete.

Changes in stock option accounting rules may adversely impact our reported operating results prepared in accordance with generally accepted accounting principles, our stock price and our competitiveness in the employee marketplace.

Technology companies in general and our company in particular have a history of depending upon and using broad based employee stock option programs to hire, to motivate and to retain employees in a competitive marketplace. We did not previously recognize compensation expense for stock options issued to employees or directors, except in limited cases involving modifications of stock options. We instead disclosed in the notes to our financial statements information about what such charges would be if they were expensed. The Financial

Accounting Standards Board, or FASB, adopted a new accounting standard that required us to record equity-based compensation expense for stock options and employee stock purchase plan rights granted to employees based on the fair value of the equity instrument at the time of grant. We recorded these expenses beginning with our first quarter of 2006, as required, and recorded approximately $0.2 million in compensation expense for the three months ended March 31, 2006. The change in accounting rules increases reported net loss or, when we are profitable, decreases reported earnings. This may negatively impact our future stock price.

We are dependent on certain key customers, and the loss of one or more customers could have a material adverse effect on our business.

A substantial portion of our business results from sales to key customers. In the three months ended March 31, 2006, no one customer exceeded 10% of our consolidated sales. Sales to the top ten customers during the three months ended March 31, 2006 accounted for approximately 27.8% of our consolidated sales. In 2004 and 2005, Nacco Materials Handling Group represented approximately 27.5% and 14.5%, respectively, of our consolidated sales. No other customer represented more than 10% of our consolidated sales in 2004 or 2005. If several of these key customers were to reduce their orders substantially, we would suffer a decline in revenue and profits, and those declines could be material and adverse.

Mariano Costamagna’s employment agreement and the terms of the MTM loan may limit our board of directors’ ability to effect changes in our senior management.

Mariano Costamagna, BRC’s co-founder, our director, Chief Executive Officer and President, has entered into an employment agreement which is effective until May 31, 2009. Mariano Costamagna’s employment agreement provides for an initial base salary of $360,000 annually, as well as bonuses, benefits and expenses. If, during the term of his employment, we terminate Mr. Costamagna’s employment other than for “cause,” or if Mr. Costamagna resigns for “good reason,” we must pay Mr. Costamagna a severance payment equal to $5.0 million (subject to certain limited reductions if Mr. Costamagna sells more than 20% of the stock he has received in connection with our acquisition of BRC). The required severance payment may limit our board of directors’ ability to decide whether to retain or to replace Mr. Costamagna or to reallocate management responsibilities among our senior executives, a fact that may, in certain circumstances, have an adverse effect on our business, operations and financial condition. Moreover, the loan to us from MTM can be accelerated in the event that Mr. Costamagna’s employment is terminated for any reason (with limited exceptions for termination upon Mr. Costamagna’s death) or if we otherwise materially breach his employment agreement.

Our business is subject to seasonal influences.

Operating results for any quarter are not indicative of the results that may be achieved for any subsequent quarter or for a full year. In particular, net sales and operating income in Europe and the United States are typically lower during the third and fourth quarters of the year. Many of the factors which impact our operating results are beyond our control and difficult to predict. They include:

•	Seasonal work patterns due to vacations and holidays, particularly in our European manufacturing facilities;

•	Fluctuations in demand for the end-user products in which our products are placed;

We depend on third-party suppliers for key materials and components for our products.

We have established relationships with third-party suppliers that provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner or to supply materials and components that meet our quality, quantity or cost requirements, combined with a delay in our ability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, would harm our ability to manufacture our products or would significantly increase our production costs, either of which would negatively impact our results of operations and business. In addition, we rely on a limited number of suppliers for certain proprietary die cast parts, electronics, catalysts as well as engines for use in our end products. In the three months ended March 31, 2006, Power Solutions, Inc. supplied approximately 17.4% of our raw materials. Approximately 58.4% of our raw materials during the three months ended March 31, 2006 were supplied by ten entities. In 2005, Power Solutions, Inc. accounted for approximately 18.9% of our raw material purchases. In 2004, Power Solutions, Inc. accounted for approximately 40.4% of our raw material purchases. We could incur significant costs in the event that we are forced to utilize alternative suppliers.

We may experience unionized labor disputes at original equipment manufacturer facilities.

As we become more dependent on vehicle conversion programs with OEMs, we will become increasingly dependent on OEM production and the associated labor forces at OEM sites. For 2004, 2005 and the three months ended March 31, 2006, direct OEM product sales accounted for 68.0%, 37.8% and 23.3% of IMPCO’s revenue, respectively. Labor unions represent most of the labor forces at OEM facilities. In the past, labor disputes have occurred at OEM facilities, which adversely impacted our direct OEM product sales. Such labor disputes are likely to occur in the future and, if so, will negatively impact our sales and profitability.

We face risks associated with marketing, distributing, and servicing our products internationally.

In addition to the United States, we currently operate in Italy, Australia, the Netherlands, India and Japan, and market our products and technologies in other international markets, including both industrialized and developing countries. During 2004, 2005 and the three months ended March 31, 2006, approximately 55.1%, 34.3% and 27.4% of IMPCO’s revenue, respectively, were derived from sales to customers located within the United States and Canada, and the remaining 44.9%, 65.7% and 72.6%, respectively, were derived from sales in Asia, Europe, and Latin America where economics and fuel availability make our products more competitive. Additionally, approximately 75% of IMPCO’s employees and 75% of IMPCO’s approximately 400 distributors and dealers worldwide are located outside the United States. Our combined international operations are subject to various risks common to international activities, such as the following:

•	our ability to maintain good relations with our overseas employees and distributors and to collect amounts owed from our overseas customers;

•	expenses and administrative difficulties associated with maintaining a significant labor force outside the United States, including without limitation the need to comply with employment and tax laws and to adhere to the terms of real property leases and other financing arrangements in foreign nations;

•	exposure to currency fluctuations;

•	potential difficulties in enforcing contractual obligations and intellectual property rights;

•	complying with a wide variety of laws and regulations, including product certification, environmental, and import and export laws;

•	the challenges of operating in disparate geographies and cultures;

•	political and economic instability;

•	restrictions on our ability to repatriate dividends from our subsidiaries; and

•	difficulties collecting international accounts receivable.

Adverse currency fluctuations may hinder our ability to economically procure key materials and services from overseas vendors and suppliers, may affect the value of our debt, and may affect our profit margins.

We have significant operations outside of the United States. As a result, we engage in business relationships and transactions that involve many different currencies. Exchange rates between the U.S. dollar and the local currencies in these foreign locations where we do business can vary unpredictably. These variations may have an effect on the prices we pay for key materials and services from overseas vendors in our functional currencies under agreements that are priced in local currencies. If exchange rates with local currencies decline, our effective costs for such materials and services would increase, adversely affecting our profitability. Operating cash balances held at U.S. banks are not federally insured and therefore may pose a risk of loss to us.

Our financial results are significantly influenced by fluctuations in foreign exchange rates.

BRC recognized approximately $3.5 million and $0.4 million unrealized gain on foreign exchange during fiscal year 2005 and the three months ended March 31, 2006, respectively, in connection with MTM’s five-year $22.0 million loan agreement with IMPCO that is denominated in U.S. dollars. Of the approximately $3.5 million, for the year ended December 31, 2005, we recognized approximately $2.3 million in other income for the nine months ended December 31, 2005 and approximately $0.6 million, which related to our share of the earnings of BRC prior to our acquisition of the second 50% of BRC on March 31, 2005, in equity share in income of unconsolidated affiliates. Fluctuations in foreign exchange rates in the future could impact the financial results and cause net income and earnings per share to decline dramatically. We may be unable to effectively hedge our exposure to this risk or significantly reduce our foreign exchange risk. BRC entered into a three-year foreign exchange forward contract on January 5, 2005 for the purpose of hedging the quarterly payments being made by IMPCO to BRC under the MTM loan leaving $13.6 million unhedged. However, we determined that the foreign exchange forward contract did not qualify for hedge accounting treatment. We recognize the gains and losses in fair value of these agreements from fluctuations between the euro and U.S. dollar in other income (loss) in our consolidated statements of operations. In 2005 and for the three months ended March 31, 2006, BRC recognized approximately $0.7 million and $1.0 million, respectively, in expense as an adjustment to the fair value of the foreign exchange forward contract.

We derive income from unconsolidated foreign companies that we do not control.

A portion of our income is generated from the operations of unconsolidated foreign subsidiaries in which we hold minority interests. Although the agreements that govern our relationships with these entities provide us with some level of control over our investments, we do not have the ability to control their day-to-day operations or their management. As a result, we cannot control these entities’ ability to generate income. As of December 31, 2004, we no longer fully consolidate our operations in India despite our 50% ownership of that entity since we no longer have effective control. As of December 31, 2004, we established a 50% joint venture in Mexico for the purpose of serving the Mexican market. We accounted for the results of our joint ventures in India and Mexico using the equity method of accounting. Beginning April 1, 2005 and subsequent to the 100% acquisition of BRC, we recognize 50% of the earnings and losses of WMTM Equipamentos de Gases, Ltda, a Brazilian joint venture with an American partner, and 50% of the earnings and losses of MTE, SrL, an Italian company.

We are highly dependent on certain key personnel.

We are highly dependent on the services of Mariano Costamagna, our Chief Executive Officer, Brad Garner, our Chief Operating Officer, and Marco Seimandi, BRC’s Directtore Generale. These three executives will be extensively involved in, or will directly or indirectly oversee, virtually every aspect of our day-to-day operations. Were we to lose the services of any or all of these executives, we would face a significant risk of declining revenue and/or operating income. Moreover, the loan to us from MTM can be accelerated in the event that Mariano Costamagna is terminated by us for any reason, with certain limitations for termination occasioned by his death or if we materially breach his employment agreement.

We cannot assure you that our internal control over financial reporting is effective or that we will be able to remediate material weaknesses, if any, that may be identified in future periods, or maintain all of the controls necessary for continued compliance.

We are responsible for establishing and maintaining adequate internal control over our financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We cannot guarantee that we will be able to meet the appropriate deadlines or extended deadlines for our SEC filings in the future which could result in de-listing on NASDAQ.

We filed all of our annual and quarterly SEC reports late in the last year. While we have ultimately filed some of those reports under extended deadlines, others we have not. We cannot guarantee that we will be able to meet the appropriate deadlines or extended deadlines for our SEC filings in the future. As a result of our late filings, we are currently unable to file “short form” registration statements if we were to issue additional securities to the public, thereby increasing the cost of any securities issuances that we might consider. Similarly, we could have additional restrictions imposed on us by Nasdaq and the SEC as a result of any future late filings. Such restrictions could include, and are not limited to, de-listing on Nasdaq. While we might be able to seek listing on a smaller exchange or have our common stock traded through the over-the-counter market, de-listing on Nasdaq could affect the value and liquidity of our common stock.

Our business is directly and significantly affected by regulations relating to vehicle emissions. If current regulations are repealed or if the implementation of current regulations is suspended or delayed, our revenue may decrease. In addition, we rely on emissions regulations, the adoption of which is out of our control, to stimulate our growth.

If regulations relating to vehicle emissions are amended in a manner that may allow for more lenient standards, or if the implementation of such standards is delayed or suspended, the demand for our products and services could diminish and our revenue could decrease. In addition, demand for our products and services may be adversely affected by the perception that emission regulations will be suspended or delayed.

We are subject to certification requirements and other regulations and future more stringent regulations may impair our ability to market our products.

We must obtain product certification from governmental agencies, such as the EPA and the California Air Resources Board, to sell certain of our products in the United States, and must obtain other product certification requirements in other countries. A significant portion of our future sales will depend upon sales of fuel management products that are certified to meet existing and future air quality and energy standards. We cannot assure you that our products will continue to meet these standards. The failure to comply with these certification requirements could result in the recall of our products or civil or criminal penalties.

Any new government regulation that affects our alternative fuel technologies, whether at the foreign, federal, state, or local level, including any regulations relating to installation and service of these systems, may increase our costs and the price of our systems. As a result, these regulations may have a negative impact on our revenue and profitability and thereby harm our business, prospects, results of operations, or financial condition.

Declining oil prices may adversely affect the demand for our products.

We believe that our sales in recent periods have been favorably impacted by increased consumer demand promoted by rising oil prices. Oil prices are highly volatile and have recently reached historically high levels. Reductions in oil prices may occur, and demand for our products could decline in the event of fluctuating, and particularly decreasing, market prices.

Changes in tax policies may reduce or eliminate the economic benefits that make our products attractive to consumers.

In some jurisdictions, such as the United States, governments provide tax benefits for clean-air vehicles, including tax credits, rebates and reductions in applicable tax rates. In certain of our markets these benefits extend to vehicles powered by our systems. From time to time, governments change tax policies in ways that create benefits such as those for our customers. Reductions or eliminations in these benefits may adversely affect our revenue.

The potential growth of the alternative fuel products market will have a significant impact on our business.

Our future success depends on the continued global expansion of the gaseous fuel industry. Many countries currently have limited or no infrastructure to deliver natural gas and propane. Major growth of the international markets for gaseous fuel vehicles is significantly dependent on international politics, governmental policies and restrictions related to business management. In the United States, alternative fuels such as natural gas currently cannot be readily obtained by consumers for motor vehicle use and only a small percentage of motor vehicles manufactured for the United States are equipped to use alternative fuels. Users of gaseous fuel vehicles may not be able to obtain fuel conveniently and affordably, which may adversely affect the demand for our products. We do not expect this trend to improve in the United States in the foreseeable future. Our ability to attract customers and sell products successfully in the alternative fuel industry also depends significantly on the current price differential between liquid fuels and gaseous fuels. We cannot assure you that the global market for gaseous fuel engines will expand broadly or, if it does, that it will result in increased sales of our fuel system products. In addition, we have designed many of our products for gaseous fuel vehicles powered by internal combustion engines, but not for other power sources, such as electricity or alternate forms of power. If the major growth in the gaseous fuel market relates solely to those power sources, our revenue may not increase and may decline.

We currently face and will continue to face significant competition, which could result in a decrease in our revenue.

We currently compete with companies that manufacture products to convert liquid-fueled internal combustion engines to gaseous fuels. Increases in the market for alternative fuel vehicles may cause automobile or engine manufacturers to develop and produce their own fuel conversion or fuel management equipment rather than purchasing the equipment from suppliers such as us. In addition, greater acceptance of alternative fuel engines may result in new competitors. Should any of these events occur, the total potential demand for our products could be adversely affected and cause us to lose existing business.

New technologies could render our existing products obsolete.

New developments in technology may negatively affect the development or sale of some or all of our products or make our products obsolete. Our inability to enhance existing products in a timely manner or to develop and introduce new products that incorporate new technologies, conform to increasingly stringent emission standards and performance requirements, and achieve market acceptance in a timely manner could negatively impact our competitive position. New product development or modification is costly, involves significant research, development, time and expense, and may not necessarily result in the successful commercialization of any new products.

We have a significant amount of intangible assets that may become impaired, which could impact our results of operations.

Approximately $10.8 million or 5.5% of our total assets at March 31, 2006 were net intangible assets, including technology, customer relationships, trade name, and approximately $36.8 million or 18.8% of our total assets at March 31, 2006 were goodwill that we acquired primarily from BRC. We amortize the intangible assets, with the exception of goodwill, based on our estimate of their remaining useful lives and their values at the time of acquisition. We are required to test goodwill for impairment at least on an annual basis, or earlier if we determine it may be impaired due to change in circumstances. We are required to test the other intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amounts of the intangible assets may not be recoverable. If impairment exists in any of these assets, we are required to write-down the asset to its estimated recoverable value as of the measurement date. Such impairment write-downs may significantly impact our results of operations.

Future sales of our common stock could adversely affect our stock price.

Substantial sales of our common stock, including shares issued upon exercise of our outstanding options and warrants, in the public market or the perception by the market that these sales could occur, could lower our stock price or make it difficult for us to raise additional equity. As of March 31, 2006, we had 29,147,689 shares of common stock outstanding, excluding 23,856 shares issued but held by IMPCO as treasury stock. Except for the 6,811,733 shares held by Mariano Costamagna and his family members and affiliates which are subject to the “volume”, “manner of sale” and other selling restrictions of Rule 144, all of these shares are currently freely tradable.

As of March 31, 2006 up to 475,000 shares of our common stock were issuable upon exercise of warrants outstanding as of that date. Furthermore, as of March 31, 2006, up to 2,381,357 shares were issuable upon the exercise of options, of which 1,229,157 were vested and exercisable. Subject to applicable vesting and registration requirements, upon exercise of these options the underlying shares may be resold into the public market. In the case of outstanding options and warrants that have exercise prices less than the market price of our common stock from time to time, investors would experience dilution. We cannot predict if future sales of our common stock, or the availability of our common stock for sale, will harm the market price of our common stock or our ability to raise capital by offering equity securities.

Class action litigation due to stock price volatility or other factors could cause us to incur substantial costs and divert our management’s attention and resources.

From January 1, 2006 through June 1, 2006, our stock price has fluctuated from a low of $4.98 to a high of $11.45. During the 52 weeks ended December 31, 2005, our stock price fluctuated from a low of $2.70 to a high of $8.31. In the past, securities class action litigation often has been brought against a company following periods of volatility in the market price of its securities. Companies in the technology industries are particularly vulnerable to this kind of litigation due to the high volatility of their stock prices. Accordingly, we may in the future be the target of securities litigation. Any securities litigation could result in substantial costs and could divert the attention and resources of our management.

Loans to one of our executive officers may have been amended in violation of Section 402 of the Sarbanes-Oxley Act of 2002.

In December 2000, we loaned Dale Rasmussen, our former Senior Vice President and Secretary, $100,000. In September 2001, we loaned Mr. Rasmussen an additional $175,000. These loans were due and payable in full on July 31, 2002. The first loan was repaid in full on March 8, 2004, and the second loan was paid off in full on July 29, 2005. As a result, the SEC may take the position that this loan is a violation of Section 402 of the Sarbanes-Oxley Act of 2002.

Section 402 of the Sarbanes-Oxley Act of 2002, which became effective on June 30, 2002, prohibits us from directly or indirectly extending or maintaining credit, arranging for the extension of credit, or renewing an extension of credit, in the form of a personal loan to or for any of our directors or executive officers. An extension of credit maintained by us on June 30, 2002 is not subject to these prohibitions so long as there is no renewal or material modification to any such loan after that date. Because we did not recover the amounts due under these loans on or before their maturity date, we may be found to have materially modified or renewed Mr. Rasmussen’s loans after the effective date of Section 402. If the SEC were to institute proceedings to enforce a violation of this statute, or if one or more shareholders were to bring a lawsuit alleging that this circumstance represents a breach of our directors’ fiduciary duties, we may become a party to litigation over these matters, and the outcome of such litigation (including criminal or civil sanctions by the SEC or damages in a civil lawsuit), alone or in addition to the costs of litigation, may materially and adversely affect our business.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to beneficial ownership of our common stock as of May 2, 2006, as to:

•	each of our directors;

•	all our directors and executive officers as a group;

•	our Named Executive Officers and

•	each person (or group of affiliated persons) known by us to own beneficially more than 5% of our outstanding common stock.

Except as otherwise indicated all of the shares indicated in the table are shares of IMPCO common stock and each beneficial owner has sole voting and investment power with respect to the shares set forth opposite its name. For the purposes of calculating percentage ownership as of May 2, 2006, 29,210,689 shares were issued and outstanding, and, for any individual who beneficially owns shares of restricted stock that will vest or shares represented by options that are or will become exercisable within 60 days of May 2, 2006, those shares are treated as if outstanding for that person, but not for any other person. In preparing the following table, we relied upon statements filed with the SEC by beneficial owners of more than 5% of the outstanding shares of our common stock pursuant to Section 13(d) or 13(g) of the Securities Act of 1934, unless we knew or had reason to believe that the information contained in such statements was not complete or accurate, in which case we relied upon information which we considered to be accurate and complete. Unless otherwise indicated, the address of each of the individuals and entities named below is: c/o IMPCO Technologies, Inc., 3030 Susan Street, Santa Ana, California 90704.

	Shares Beneficially Owned
Name of Beneficial Owner	Number		Percentage
5% Stockholders:
FMR Corp.	3,725,357	(1)	12.8%
T. Rowe Price Associates, Inc.	1,530,000	(2)	5.2%
Pier Antonio Costamagna	6,925,361	(3)(4)	23.7%

Directors and Executive Officers:
Norman L. Bryan	65,250	(5)	*
Thomas M. Costales	—	(11)	*
Mariano Costamagna	6,930,361	(3)(6)	23.7%
Marco Di Toro	3,500		*
Brad Garner	143,356	(7)	*
John R. Jacobs	16,250	(9)	*
Douglas R. King	—	(12)	*
J. David Power III	76,250	(8)	*

All executive officers and directors as a group (8 persons)	7,234,967	(10)	24.5%

*	Less than 1% of the outstanding common stock.

(1)	Based on a Schedule 13G/A Information Statement filed February 14, 2006 by FMR, Edward C. Johnson 3rd, Abigail P. Johnson, Fidelity Management & Research Company (Fidelity), a wholly-owned subsidiary of FMR, and VIP III Mid-Cap Portfolio (VIP III), for which Fidelity acts as an investment adviser. The Schedule 13G/A discloses that FMR has sole voting power as to 273,207 shares, no shared voting power and sole dispositive power as to all 3,725,357 shares. The Schedule 13G/A states that Mr. Johnson and various family members, through their ownership of FMR voting common stock and the execution of a stockholders’ voting agreement, may be deemed to form a controlling group with respect to FMR. The Schedule 13G/A indicates that 3,647,114 shares are beneficially owned by Fidelity as a result of acting as an investment advisor to several investment companies (ICs), one of which, VIP III, owned 1,806,793 shares. Mr. Johnson and FMR, through its control of Fidelity, and the ICs each has sole dispositive power as to such shares. Neither Mr. Johnson nor FMR has sole voting power as to such shares, as such power resides with the ICs’ Boards of Trustees and is carried out by Fidelity under written guidelines established by such Boards. The Schedule 13G/A indicates that 78,243 shares are beneficially owned by Fidelity Management Trust Company (Fidelity Trust) as a result of serving as an investment advisor to certain institutional accounts. Mr. Johnson and FMR, through its control of Fidelity Trust, each has sole dispositive power and sole voting power as to such shares. The address of FMR Corp. is 82 Devonshire Street, Boston, MA 02109.
(2)	Based on a Schedule 13G/A Information Statement filed February 14, 2006 by T. Rowe Price Associates, Inc. which discloses that T. Rowe Price Associates has sole voting power as to 291,300 shares, and sole dispositive power as to all 1,530,000 shares. T. Rowe Price Associates disclaims beneficial ownership of the securities referred to in the Schedule 13G. The address of T. Rowe Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202.
(3)	Pier Antonio Costamagna is the brother of Mariano Costamagna, Chief Executive Officer, President and a director.
(4)	Includes 25,000 shares subject to options exercisable within 60 days of May 2, 2006, 3,431,182 shares held by Mariano Costamagna, 88,627 shares held by Mariano Costamagna’s spouse and 88,627 shares held by Pier Antonio Costamagna’s spouse to which he disclaims beneficial ownership.
(5)	Includes 64,250 shares issuable upon exercise of outstanding options that are exercisable within 60 days of May 2, 2006. Does not include 1,706 shares invested in the company’s deferred compensation plan in Mr. Bryan’s name.
(6)	Includes 30,000 shares subject to options exercisable in within 60 days of May 2, 2006, 3,291,923 shares held by Pier Antonio Costamagna, 88,627 shares held by Pier Antonio Costamagna’s spouse and 88,627 shares held by Mariano Costamagna’s spouse to which he disclaims beneficial ownership.
(7)	Includes 134,293 shares issuable upon exercise of outstanding options that are exercisable within 60 days after May 2, 2006. Does not include 3,684 shares invested in the company’s deferred compensation plan in Mr. Garner’s name.
(8)	Includes 76,250 shares issuable upon exercise of outstanding options that are exercisable within 60 days of May 2, 2006.
(9)	Includes 16,250 shares issuable upon exercise of outstanding options that are exercisable within 60 days of May 2, 2006. Does not include 12,809 shares invested in the company’s deferred compensation plan in Mr. Jacobs’ name.
(10)	Includes an aggregate of 321,043 shares issuable upon exercise of outstanding options that are exercisable within 60 days after May 2, 2006.
(11)	Does not include 92 shares invested in the company’s deferred compensation plan in Mr. Costales’ name.
(12)	Does not include 2,801 shares of unvested restricted stock granted to Mr. King in consideration of his service as an independent member of our board of directors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than 10% of our common stock, to file with the SEC initial reports of ownership and reports of changes in ownership of IMPCO common stock. Executive officers, directors and greater than 10% stockholders are required by SEC regulation to furnish copies of all Section 16(a) reports they file. Based solely upon a review of the filings furnished pursuant to Rule 16a-3(e) promulgated under the Securities Exchange Act of 1934 or advice that no filings were required, all filing requirements of Section 16(a) were timely complied with during the year ended December 31, 2005, except that the Company failed to assist each of Norman L. Bryan, Terry Clapp, Brad Garner, Nickolai A. Gerde, Dale Rasmussen, Don Simplot and Robert Stemmler in timely filing of Form 4s for common stock purchases made on their behalf under the Company’s deferred compensation plan.

MANAGEMENT

IMPCO’S DIRECTORS AND EXECUTIVE OFFICERS

Independent Directors

The board of directors has determined that Messrs. Bryan, Di Toro, Jacobs, King and Power are “independent” under Nasdaq Marketplace Rule 4200(a)(15).

Compensation of Directors

From January 1, 2005 through June 30, 2005, each director who was not an employee of the company was paid an annual base fee of $25,000, plus out-of-pocket expenses for his services as a director (which fee, on a pro-rated basis, would be $12,500 for that period). Due to the increasing time demands on our directors, the annual base fee was increased to $30,000 for the period July 1, 2005 through March 31, 2006 (which, on a pro-rated basis, would be $15,000 for the period July 1, 2005 through December 31, 2005). Thus, a director who was not an employee of the company and served on the board in 2005 received an annual fee of $27,500, plus out-of-pocket expenses for his services as a director. For the period from January 1, 2005 through March 31, 2006, the Chairmen of the Compensation Committee and the Nominating and Corporate Governance Committee were paid an additional annual fee of $5,000, and the Chairman of the Audit Committee was paid an additional annual fee of $10,000. In November 2005, the Board created a new position of Lead Director and appointed Mr. Norman Bryan to serve as the Board’s Lead Director. Effective January 1, 2006, the Lead Director began receiving an annual fee of $10,000.

Effective April 1, 2006, our Board of Directors changed the director compensation structure in an attempt to reward independent board members for their active participation and provide compensation with a significant stock component to align board members’ interests with those of the company’s stockholders. The new payment structure is as follows for our independent directors:

•	$20,000 one-time restricted stock grant to new independent board members;

•	$10,000 cash to each independent board member as 1/3 of the annual director fee;

•	$20,000 annual restricted stock grant to each independent board member as 2/3 of the annual director fee;

•	$10,000 cash to the Lead Director as an annual fee;

•	$10,000 cash to the Audit Committee Chairman as an annual fee;

•	$5,000 cash to the Compensation Committee Chairman as an annual fee;

•	$5,000 cash to the Nominating and Corporate Governance Committee Chairman as an annual fee;

•	$2,500 cash to Audit Committee members as an annual fee;

•	$2,500 cash per board meeting attended in person by an independent board member;

•	$2,500 cash for the first board meeting attended telephonically in a calendar year by an independent board member, and $1,250 for any subsequent board meeting attended telephonically in the same calendar year;

•	$1,000 cash for all committee meetings or company meetings attended in person by an independent board member (If there is more than one committee meeting per day or per visit, the $1,000 covers all meetings);

•	$500 cash for all committee meetings attended telephonically per day (or per “visit”) by an independent board member;

•	$500 cash for a board or committee call to complete specific board or committee business by an independent board member; and

•	$0 for informational or update calls.

At this time, all of our non-employee directors are also independent directors. In the event that new directors join our board who are not employees but who do not qualify as independent, the board may revisit this compensation structure as it applies to non-employee directors who are not independent.

In addition, non-employee directors are eligible to participate in our Deferred Compensation Plan pursuant to which they may elect to defer their fees, which are invested in mutual funds. The company matches 50% of the participant’s contribution up to an annual maximum of $12,500, which is invested in shares of IMPCO common stock acquired in the open market and those shares become subject to vesting provisions. Messrs. Bryan, Jacobs and Simplot elected to participate in this plan in 2005 and defer a portion of their annual fees. In 2005, the Company matched $2,500, $12,500 and $12,500, respectively, for Messrs. Bryan, Jacobs and Simplot.

Our non-employee directors received the following compensation in 2005:

	Chair Fees	Member Fees	Other(2)	Total
Norman L. Bryan	$10,000	$27,500	$10,000	$47,500
Marco Di Toro (1)	$—	$21,250	$—	$21,250
John Jacobs	$5,000	$27,500	$8,000	$40,500
Douglas R. King (appointed April 24, 2006)	$—	$—	$—	$—
J. David Power III	$5,000	$27,500	$—	$32,500
Don M. Simplot (resigned January 5, 2006)	$—	$27,500	$—	$27,500

(1)	Accrued in 2005 and paid in 2006.
(2)	Other compensation to non-employee directors consisted of incentive payments for their contribution during the transition of our management and assimilation of the acquisition of the second 50% of BRC.

Executive Officer Compensation

We are required by the Securities and Exchange Commission to disclose compensation earned during the last three fiscal years by (i) our Chief Executive Officer; (ii) our four most highly compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of fiscal 2005; and (iii) up to two additional individuals for whom such disclosure would have been provided under clause (i) and (ii) above but for the fact that the individual was not serving as one of our executive officers at the end of fiscal 2005.

Accordingly, the following sections disclose information regarding compensation earned during the last three fiscal years by (i) Mariano Costamagna, our Chief Executive Officer; and (ii) Thomas M. Costales, and Brad E. Garner, the two most highly-compensated executive officers, other than the Chief Executive Officer, who were serving as executive officers at the end of fiscal 2005 and whose salary and bonus exceeded $100,000 and (iii) Dale L. Rasmussen for whom disclosure would be required as one of the Company’s most highly-compensated executive officers, but for the fact that he was not serving as an executive officer of the Company at the end of fiscal 2005. All of these officers are referred to in this Annual Report on Form 10-K as the Named Executive Officers.

The annual and long-term compensation of our Named Executive Officers named below was as follows for the years ended December 31, 2003, 2004 and 2005:

		Annual Compensation		Long-Term Compensation Securities Underlying Options (#)	All Other Compensation ($)
Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)
Mariano Costamagna	2005	$353,077	$—	—	$124,539	(3)
Chief Executive Officer	2004	—	—	—	—
	2003	—	—	—	—
Thomas M. Costales (4)	2005	$110,769	$—	—	$2,492	(5)
Chief Financial Officer, Treasurer, Secretary	2004	—	—	—	—
	2003	—	—	—	—
Brad E. Garner	2005	$210,000	$75,000	—	$99,444	(6)
Chief Operating Officer	2004	196,923	20,000	87,500	20,377	(7)
	2003	180,769	—	87,500	17,590	(8)
Dale L. Rasmussen (9)	2005	$181,089	$35,000	—	$230,748	(10)
Former Senior Vice President	2004	125,000	75,000	102,500	12,265	(11)
	2003	229,231	30,000	102,500	23,596	(12)

(1)	Includes amounts deferred by executive officers pursuant to the Investment and Tax Savings Plan and Deferred Compensation Plan.

(2)	All bonuses paid in the stated year were earned in the prior year.
(3)	Director fees for MTM SrL, a wholly owned subsidiary of the company.
(4)	Compensation represents a partial year of service beginning May 2005.
(5)	Matching contribution pursuant to the Investment and Tax Savings Plan.
(6)	Includes an automobile allowance of $12,000, matching contribution of $7,904 pursuant to the Investment and Tax Savings Plan a matching contribution of $7,950 pursuant to the Deferred Compensation Plan, and $71,590 related to exercise of non-qualified stock options.
(7)	Includes an automobile allowance of $12,000, matching contribution of $5,908 pursuant to the Investment and Tax Savings Plan and a matching contribution of $2,469 pursuant to the Deferred Compensation Plan.
(8)	Includes a group term life insurance premium of $90, an automobile allowance of $12,000, matching contribution of $1,750 pursuant to the Employee Savings Plan and $3,750 for other compensation.
(9)	Rasmussen was Senior Vice President until December 22, 2005.
(10)	Includes an automobile allowance of $12,000, a matching contribution of $8,050 pursuant to the Deferred Compensation Plan, and $210,698 in compensation related to exercise of non-qualified stock option.
(11)	Includes an automobile allowance of $6,000, matching contribution of $1,443 pursuant to the Investment and Tax Savings Plan and a matching contribution of $4,822 pursuant to the Deferred Compensation Plan.
(12)	Includes an automobile allowance of $12,000, matching contribution of $2,250 pursuant to the Investment and Tax Savings Plan a matching contribution of $5,596 pursuant to the Deferred Compensation Plan and other compensation of $3,750.

Option Grants in the Year Ended December 31, 2005

No options were granted to the Named Executive Officers in the year ended December 31, 2005.

Aggregated Option Exercises in the Year Ended December 31, 2005 and Period-End Option Values

The following table sets forth information concerning stock option exercises during the year ended December 31, 2005 and the value of unexercised options held by the Company’s Named Executive Officers. Mr. Costales did not exercise any stock options during 2005.

Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options at Year End (#)		Value of Unexercised In-the-Money Options at Year-End ($)(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Mariano Costamagna	—	—	21,000	21,000	108,360	108,360
Thomas M. Costales	—	—	—	—	—	—
Brad E. Garner	25,000	104,201	37,870	74,820	195,409	386,071
Dale L. Rasmussen	95,500	322,840	69,120	150,270	785,238	925,776

(1)	Calculated by determining the difference between the fair market value of the common stock underlying the options on the date each option exercised and the exercise price of the options.
(2)	Calculated by determining the difference between the fair market value of the common stock underlying the options on December 31, 2005 and the exercise price of the options.

Equity Compensation Plan Information

The following table sets forth information about our common stock that may be issued under our equity compensation plans, including compensation plans that were approved by the Company’s stockholders as well as compensation plans that were not approved by the Company’s stockholders. Information in the table is as of December 31, 2005:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options	Weighted- Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans
Equity Compensation Plans Approved by Security Holders	2,730,431	$5.16	442,977
Equity Compensation Plans Not Approved by Security Holders	—	—	—
Total	2,730,431	$5.16	442,977

Employment Agreements

Mariano Costamagna

Mariano Costamagna entered into an employment agreement pursuant to which he became Chief Executive Officer effective January 1, 2005 until May 31, 2009. Mr. Costamagna’s initial base salary is $360,000 per year, and he is entitled to receive bonus incentives. Mr. Costamagna will relocate his primary residence to the United States, with the Company bearing his visa and moving expenses (including the expenses of his return move to Italy unless his termination is for “cause” or unless he resigns without “good reason”).

Mr. Costamagna’s employment agreement contains very limited provisions for termination (with certain exceptions for termination upon his death). If, during the term of his employment, we terminate his employment other than for “cause” or if he resigns for “good reason,” we must pay him a severance payment equal to $5.0 million (subject to certain limited reductions if he sells more than 20% of the common stock he has received in connection with his sales of his portion of BRC). Accordingly, our right to terminate his employment without triggering this obligation is limited to circumstances in which he commits a crime or engages in gross negligence or willful misconduct that adversely impacts our legitimate business interests or in which his act or omission materially interferes with his duties or represents a breach of his employment agreement that continues following notice and a four-week cure period. Similarly, Mr. Costamagna may resign and claim the severance payment if (after having given written notice and an opportunity to cure a defect) his title, duties, responsibilities or status are materially diminished, if his base salary or bonus is inappropriately reduced, or if his responsibilities are delegated to another person. The severance payment also triggers upon termination occasioned by death or disability, provided that in such cases he must qualify for life and disability insurance covering these obligations. Moreover, a termination of his employment for any reason (with limited exceptions for termination upon his death) constitutes an event as of default under the MTM loan and affords him or his estate an ability to accelerate the amounts then outstanding under that loan. In addition to his base salary, Mariano Costamagna will also be paid approximately $125,000 as compensation for his services as a director of MTM until September 30, 2007.

Thomas M. Costales

Thomas M. Costales was appointed Chief Financial Officer and Treasurer on an at-will basis effective September 2005. Mr. Costales’ annual base salary is $210,000 effective July 1, 2006 and he is eligible for a bonus. In addition, he also receives certain benefits, including medical insurance and a car allowance. Mr. Costales had served as our Interim Chief Financial Officer and Treasurer since May 16, 2005 pursuant to an employment agreement, which provided for an initial six-month term extendable based our operational needs and an evaluation of Mr. Costales’ performance at the expiration of such initial six-month term, an initial base salary of $180,000, and participation rights in our 401(k) plan effective June 1, 2005.

Brad E. Garner

We entered into an employment agreement with Brad Garner, Chief Operating Officer of IMPCO, for a term of four consecutive one year periods commencing on January 5, 2004. The agreement requires payment of an annual base salary of $210,000 and payment of incentive compensation. In addition, the agreement provides for certain benefits, including medical insurance and a car allowance. The agreement is subject to termination events, which include Mr. Garner’s resignation and our right to terminate him. If terminated by us, Mr. Garner is entitled to cash payments equal to his annual base salary plus additional cash compensation that he would have earned for the remaining months following the effective date of termination of employment (or, if terminated in the fourth year, for six-months if that would be longer), and the benefits shall continue for the remaining months of the year following the effective date of termination of employment.

Robert M. Stemmler

On March 11, 2005, the Company entered into a revised employee consulting agreement with Robert M. Stemmler, our former Chief Executive Officer, pursuant to which he will perform duties assigned to him by our current Chief Executive Officer from March 11, 2005 through March 31, 2007. Mr. Stemmler had been Chairman of the Company’s board of directors, but agreed to resign as a director effective May 3, 2005. We will pay Mr. Stemmler a total of $300,000 as an employee consulting fee, provide him with life and long-term disability insurance during the term of the agreement and permit his stock options to continue to vest during the term of the agreement. In addition, we will reimburse Mr. Stemmler and his wife for the cost of medical insurance, initially in the form of COBRA coverage and then, from August 2005 until death, in the form of supplemental Medicare J insurance, or medical insurance comparable to that provided by the Company if supplemental Medicare insurance is not available for him and his spouse. The agreement cannot be terminated by us, and Mr. Stemmler’s death or disability does not terminate the agreement or relieve us of our obligation to pay the consulting fee.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

Compensation Philosophy

The Compensation Committee is responsible to the Board of Directors and the stockholders of IMPCO Technologies, Inc. for approving compensation awarded to all executive officers of the Company, including the Named Executive Officers. Our executive compensation programs are designed to attract, motivate and retain executives critical to the Company’s long-term success and the creation of stockholder value. We believe that compensation decisions are complex and best made after a deliberate review of the Company’s performance, including performance at the business unit and individual levels.

Compensation of the executive officers is designed to link compensation directly to the Company’s growth and financial performance. The Company was not profitable in 2005 and so we did not award bonuses for 2005 to any of our executive employees and we did not make any equity grants in 2005 to any of our employees.

Base Compensation

In reviewing and approving base salaries for the executive officers, the Compensation Committee relies on independent industry surveys of manufacturing and service companies and of public companies of comparable size located in southern California to assess our salary competitiveness and salary range for each position. Base salary is based upon individual performance, experience, competitive pay practices and level of responsibilities.

The base salary of Mariano Costamagna, our new CEO, was set at the same level as the base salary of our departing CEO which we felt was appropriate given Mr. Costamagna’s expertise and the salaries offered by our peers. The base salary of Thomas Costales, our new CFO, was similarly based on industry standards and Mr. Costales’ expertise. The base salaries of our Chief Operating Officer Brad Garner and our former Senior Vice President Dale Rasmussen were both increased in 2005 due to our assessment of competitive pay practices offered by peer companies for positions with commensurate levels of responsibility.

Bonus and Equity Compensation

During 2005, officers (and other employees) were eligible to participate in a Bonus Incentive Plan. Each officer was eligible to receive a discretionary bonus based upon individually established performance goals. Based on the Company’s performance in 2005, no bonuses were paid to any of our executive officers under our Bonus Incentive Plan. In addition, due to the Company’s performance in 2005, the Compensation Committee determined that it was in the Company’s best interests not to award any equity compensation grants to any employees during 2005.

The Board of Directors has approved the 2006 Incentive Bonus Plan for the current fiscal year and the future. If approved by our stockholders, bonuses under this plan would be available to all employees of the Company, including the executive officers, and would be earned based on the profitability of the Company’s divisions and the performance of each employee within a profitable division. Any bonuses earned under this plan could be paid in cash or time-vesting restricted stock as the Compensation Committee deems appropriate. Cash bonuses may be paid to senior executives outside of the structure of the 2006 Incentive Bonus Plan if the Compensation Committee determines that they are necessary in order to remain competitive with our peers, whether or not the Company as a whole or any particular division is profitable.

The Board of Directors has determined that no additional stock option grants will be made under any of the Company’s current equity compensation plans, other than the newly-adopted 2006 Incentive Bonus Plan if approved by our stockholders.

Deferred Compensation Plan

The Company has a Deferred Compensation Plan which provides a select group of key employees and directors with the opportunity to defer compensation, which is invested in mutual funds, and to increase their ownership of the Company’s common stock. Under the Deferred Compensation Plan, participants may defer up to 100% of their base compensation and bonuses. The Company matches 50% of each participant’s contribution up to an annual maximum of $12,500, which is invested in shares of the Company’s common stock acquired in the open market and those shares become subject to vesting provisions. The Deferred Compensation Plan is not qualified under Section 401 of the Internal Revenue Code. The Company will pay participants upon retirement or termination of employment an amount equal to the amount of the deferred compensation plus investment returns and vested shares of the Company’s common stock. Messrs. Garner and Rasmussen participated in the Deferred Compensation Plan during 2005.

CEO Compensation

Mr. Costamagna became the Company’s Chief Executive Officer on January 1, 2005. Pursuant to his employment agreement, Mr. Costamagna will serve as Chief Executive Officer until May 31, 2009 with an initial base salary of $360,000 per year, plus the opportunity to participate in the Company’s Bonus Incentive Plan. Under most circumstances in which Mr. Costamagna’s employment could be terminated prior to May 31, 2009, he (or his estate) will be entitled to receive a severance payment of as much as $5.0 million. In addition to his compensation for his service as CEO, Mr. Costamagna earns a fee of approximately $125,000 per year for acting as a director of one of our wholly-owned subsidiaries.

As the Company was not profitable in 2005, Mr. Costamagna did not earn a bonus or receive any equity award grants for 2005.

Internal Revenue Code Section 162(m)

Under Section 162(m) of the Internal Revenue Code, the Company cannot take a deduction for compensation paid to any of its Named Executive Officers in excess of $1 million in any taxable year. The Company’s stock option plans are not structured to qualify for the exception from the $1 million limitation and, as a result, any compensation expense of the Company associated with options granted under the Company’s stock option plans (together with all other non-performance based compensation) in excess of $1 million for any of the Company’s Named Executive Officers would not be deductible by the Company under the Code. The Company did not pay any compensation in 2005 in excess of this limit.

Conclusion

The Compensation Committee has reviewed all components of the Named Executive Officers’ compensation for 2005, including salary, bonus, accumulated realized and unrealized stock option gains, the dollar value to the executive and cost to the company of all perquisites and other personal benefits, the earnings and accumulated payout obligations under the Company’s Deferred Compensation Plan and possible severance payments. Based on this review, the committee finds the total compensation of the Named Executive Officers in the aggregate to be reasonable.

The Compensation Committee

John Jacobs (Chair) Norman L. Bryan J. David Power III

Compensation Committee Interlocks and Insider Participation

Messrs. Bryan, Power and Jacobs served as members of the Compensation Committee in 2005. None of these persons is or has been an officer or employee of the Company or any of its subsidiaries. In addition, there are no Compensation Committee interlocks between the Company and other entities involving the Company’s executive officers and directors who serve as executive officers of such entities.

Relationships among Executive Officers and Other Employees

Pier Antonio Costamagna, Chief Engineering Officer of MTM, a wholly-owned subsidiary of BRC, is the brother of Mariano Costamagna, our Chief Executive Officer, President and Director. Pier Antonio Costamagna’s base annual compensation for 2005 was approximately $374,000. Doug Garner is the father of Brad Garner, our Vice President and Chief Operating Officer. Doug Garner has been employed as a Senior Technical Field Representative since January 1, 2001. He reports to the North America Business Manager who in turn reports to the Director of Sales and Marketing. His base annual compensation for 2005 was $60,000.

Code of Ethics

Our Code of Business Conduct and Ethics applies to all directors, officers and employees, including our chief executive officer, our chief financial officer and our controller. You can find a copy of our Code of Business Conduct and Ethics on our website at www.impco.ws. We will post any amendments to the Code of Business Conduct and Ethics on our website.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee reviews the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process. The Company’s independent auditors are responsible for expressing an opinion on the conformity of the Company’s audited financial statements to accounting principles generally accepted in the United States.

In this context, the Audit Committee reviewed and discussed with management and the independent auditors the audited financial statements for the fiscal year ended December 31, 2005 (the “Audited Financial Statements”). The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) and under generally accepted auditing standards and standards of the Public Company Accounting Oversight Board. In addition, the Audit Committee received from the independent auditors the written disclosures required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with them their independence from the Company and its management.

Following the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors that the Audited Financial Statements be included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, for filing with the Securities and Exchange Commission.

The Audit Committee members do not serve as professional accountants or auditors and their functions are not intended to duplicate or to certify the activities of management and the independent auditors. The Audit Committee serves an oversight role where it receives information from, consults with and provides its views and directions to management and the independent auditors on the basis of the information it receives and the experience of its members in business, financial and accounting matters.

April 3, 2006	The Audit Committee

Norman L. Bryan, Chair
John Jacobs
J. David Power

The foregoing report of the Audit Committee of the Board of Directors shall not be deemed to be soliciting material or to be filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, or incorporated by reference in any document so filed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Acquisition of BRC

In a series of related transactions between October 2, 2002 and July 29, 2003, we acquired 50% of BRC’s equity from two of its founders, Mariano Costamagna and his brother, Pier Antonio Costamagna. The aggregate price for the purchase of the initial 50% equity interest was $25.5 million (including total direct costs of $1.6 million). On October 22, 2004, we entered into an agreement to purchase the remaining 50% equity interest from those same individuals using a combination of cash and stock. The terms of the transaction included a cash payment of approximately $10.0 million and an issuance of 5,098,284 shares of common stock. As of October 22, 2004, the date of the BRC acquisition agreement, the value of that consideration was approximately $37.6 million based on a stock price of approximately $5.40. On March 10, 2005, our stockholders approved the issuance of 5,098,284 shares of common stock to be used as part of the purchase price for the acquisition of the 50% remaining ownership of BRC. The BRC purchase transaction was completed and closed on March 31, 2005. Based on the weighted average closing price of our common stock for the three days prior to and following October 22, 2004 of $5.74, the equity component of the purchase price was valued at approximately $29.3 million and the total purchase price was valued at approximately $40.8 million (including total direct costs of $1.5 million).

On December 23, 2004 we entered into the MTM loan pursuant to which we borrowed $22.0 million. The loan proceeds were used to retire all debts and related obligations we had incurred pursuant to a Securities Purchase Agreement dated July 18, 2003 with Bison. The MTM loan carries an interest rate equal to 3-month EURIBOR plus 1.5% per annum, which totaled approximately 4.0% as of December 1, 2005. The MTM loan matures on December 31, 2009 and will be repaid in quarterly installments beginning April 1, 2005, each payment in the amount of not less than $0.65 million in the first two years, $0.8 million in the third year, $1.0 million in the fourth year and $1.15 million in the final year, with a $5.0 million “balloon payment” of the remaining unpaid principal and interest due on December 31, 2009. This loan may be accelerated in the event that any payment is not made within 15 days of the date when due, if the employment of Mariano Costamagna as Chief Executive Officer is terminated for any reason (with certain exceptions for termination upon Mr. Costamagna’s death), if we materially breaches his employment agreement or upon written notice of any other default under the agreement. As of December 31, 2005, approximately $19.4 million was outstanding under the MTM loan.

Mariano Costamagna and Pier Antonio Costamagna made a guaranty in favor of MTM dated as of December 23, 2004 pursuant to which they jointly and severally guaranty the Company’s payment of the MTM loan in order to provide additional support for the MTM loan agreement. The guaranty will continue for the entire term of the MTM loan and provides that MTM may demand full performance of the loan from Messrs. Costamagna, jointly and severally, in case of a default by the Company.

In order to provide recourse for Messrs. Costamagna in the event the Company defaults on the MTM loan and they are required under the guaranty to make any payments on the loan, we have pledged all of our interest in BRC to Messrs. Costamagna pursuant to a pledge agreement dated as of December 23, 2004. Pursuant to the pledge agreement, if we default on the loan agreement and either of Messrs. Costamagna pays any portion of the MTM loan and provides notice to the Company of his intent to exercise his rights under the pledge agreement, then he has the right to any cash dividends in respect of the pledged interests and the right to require that all shares or units representing the pledged interests be registered in his name and to thereafter exercise all rights of an owner of such shares or units. The pledge will terminate upon the repayment of the loan and discharge of the guaranty.

In connection with the BRC transaction, Mariano Costamagna became the Company’s Chief Executive Officer on January 1, 2005. Mariano Costamagna has served as a director since June 2003. Pier Antonio Costamagna is an employee of MTM. In addition, Messrs. Costamagna were the holders of approximately 7.3% of IMPCO common stock prior to the completion of the acquisition, as a result of the transactions between October 2002 and July 2003. As of December 31, 2005, Messrs. Costamagna were the beneficial owners of approximately 23.6% of IMPCO common stock.

The board of directors formed a special committee of independent directors who had no financial or other material relationship with Messrs. Costamagna or BRC (other than their positions as directors) that oversaw the negotiations of the acquisition. As well, the terms of the loan agreement, guaranty and pledge agreement and the terms of the Costamagna’s employment agreements were determined in arms-length negotiations between the Company and Messrs. Costamagna. These negotiations were overseen by a special committee comprised solely of independent directors.

On February 4, 2005, we sold 4,000,000 shares of common stock as part of a public offering to investors and realized net proceeds of approximately $20.9 million inclusive of approximately $1.0 million of issuance expenses. On February 11, 2005, the underwriters exercised their over-allotment option, and we sold an additional 600,000 shares from which we received additional net proceeds of approximately $3.2 million. As a precondition to the remaining 50% acquisition of BRC, we used approximately $10.0 million of the proceeds as payment to the sellers of BRC.

Marco Di Toro, who was appointed as a director effective April 1, 2005, is a partner in the law firm of Grosso, de Rienzo, Riscossa, Gerlin e Associati in Turin, Italy. In connection with the February common stock offering and before Mr. Di Toro became a director, we retained Mr. Di Toro’s firm to deliver an opinion regarding certain legal matters with respect to BRC and, as of December 31, 2005, the Company has paid Mr. Di Toro’s firm $25,000 in consideration for such services. In addition, pursuant to the terms of the BRC acquisition agreement, the Company paid the firm approximately $113,000 for legal fees and expenses incurred by the firm in acting as the legal and financial advisors to Messrs. Costamagna.

As a condition to his obligations under the BRC purchase agreement, Pier Antonio Costamagna entered into an employment agreement with MTM effective March 31, 2005 pursuant to which he became MTM’s Chief Engineering Officer until May 31, 2009. Mr. Costamagna’s initial base salary is $360,000 per year, and he is entitled to participate in MTM’s existing bonus plans and arrangements, but not entitled to receive bonus incentives from IMPCO. Pier Antonio Costamagna’s employment agreement does not contain the severance provisions contained in Mariano Costamagna’s agreement, nor does such termination represent a default under the MTM loan.

Retention of a Director’s Law Firm

Mr. Di Toro is a partner in the law firm of Groso, de Rienzo, Riscossa, Gerlin e Associati, which BRC has retained in connection with a litigation matter and, as of December 31, 2005, has paid the firm approximately $27,000 for related fees and expenses incurred in 2004 and 2005.

Family Relationships Among Executive Officers and Other Employees

Doug Garner is the father of Brad Garner, our Vice President and Chief Operating Officer. Doug Garner has been employed as a Senior Technical Field Representative since January 1, 2001. He reports to the

North America Business Manager who in turn reports to the Director of Sales and Marketing. His base annual compensation for 2005 was $60,000. Pier Antonio Costamagna, Chief Engineering Officer of MTM, a wholly-owned subsidiary of BRC, is the brother of Mariano Costamagna, our Chief Executive Officer, President and Director. Pier Antonio Costamagna’s base annual compensation for 2005 was $374,000.

Sale/Leaseback Transaction

In July 2002, BRC sold two parcels of real property located in Cherasco, Italy, including the buildings situated thereon, to IMCOS Due SrL, a real estate investment company owned 100% by Messrs. Mariano Costamagna, Pier Antonio Costamagna and members of their immediate families. The price and other terms of this sale reflected the fair market value for the property based upon an appraisal conducted at the time of the purchase. Subsequently, IMCOS Due leased back to BRC and MTM under an eight-year lease, the portion of these properties that were previously occupied by those entities. The terms of this lease reflect the fair market value for the lease of such property based upon an appraisal conducted at the time of the leasing transaction. Lease payments by BRC in 2004 were $540,000. In 2005, BRC leased an additional building from IMCOS Due. Total lease payments to IMCOS Due for 2005 were approximately $725,000.

ADDITIONAL INFORMATION ABOUT IMPCO TECHNOLOGIES, INC.

Business Overview

We design, manufacture and supply alternative fuel products and systems to the transportation, industrial and power generation industries on a global basis. Our components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines. Our products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. We also provide engineering and systems integration services to address our individual customer requirements for product performance, durability and physical configuration. For more than 48 years, we have developed alternative fuel products. We supply our products and systems to the market place through a global distribution network of several hundred distributors and dealers in 70 countries and 120 original equipment manufacturers, or OEMs.

Customers use our components and systems on engines ranging from one to 4,000 horsepower. We provide gaseous fuel components, systems and certified gaseous fueled engines to the industrial transportation and the power generation markets.

We offer our products to a number of OEMs in the industrial, transportation and power generation industries of power systems that use clean burning gaseous fuels, which we believe decreases fuel costs, lessens dependence on crude oil and reduces harmful emissions in internal combustion engines. We offer an array and combination of common components to assemble fuel conversion kits and systems to these customers, including:

•	fuel delivery—pressure regulators, fuel injectors, flow control valves, and other components designed to control the pressure, flow and/or metering of gaseous fuels;

•	electronic controls—solid-state components and proprietary software that monitor and optimize fuel pressure and flow to meet manufacturers’ engine requirements;

•	gaseous fueled internal combustion engines—engines manufactured by OEMs that are integrated with our fuel delivery and electronic controls; and

•	systems integration—systems integration support to integrate the gaseous fuel storage, fuel delivery and/or electronic control components and sub-systems to meet OEM and aftermarket requirements.

Automobile manufacturers, taxi companies, transit and shuttle bus companies, and delivery fleets are among our most active customers. Small and large industrial engine users capitalize on the cost benefits of using alternative fuels and their low-pollutant capabilities. For example, forklift users often operate equipment indoors where toxic emissions are a concern. Because of the global price differential in favor of gaseous fuels compared to gasoline, their availability in third-world markets and their lower pollutants, the global alternative fuel industry market potential is growing rapidly. In 2005 and the first quarter of 2006, approximately 65.7% and 72.6%, respectively, of our revenue was derived from sales outside the United States and Canada.

We were incorporated in Delaware in 1985 after having provided automotive and alternative fuel solutions in a variety of organizational structures since 1959.

Our periodic and current reports, and any amendments to those reports, are available, free of charge, as soon as reasonably practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission, or SEC, on our website: www.impco.ws. The information on our website is not incorporated by reference into this report. You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street N E, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding us at http://www.sec.gov.

Net consolidated revenue for the fiscal year ended December 31, 2005 was approximately $174.5 million with a net loss of approximately $10.7 million. Net consolidated revenue for the quarter ended March 31, 2006 was approximately $56.1 million with a net income of approximately $3.7 million. As described below in more detail, we completed several material capital transactions in 2005, in which we paid off a $20.0 million loan to Bison Capital Structured Equity Partners, LLC; entered into a $22 million loan with an affiliate, MTM, SrL, which we refer to as the MTM loan; completed a public equity offering for the sale of 4,600,000 shares of our common stock; and completed our acquisition of the remaining 50% of the outstanding equity interest of B.R.C. Società a Responsabilità Limitata or BRC not previously held by us on March 31, 2005.

Business Acquisition

In a series of related transactions between October 2, 2002 and July 29, 2003, we acquired 50% of BRC’s equity from two of its founders, Mariano Costamagna and Pier Antonio Costamagna. The aggregate price for the purchase of the initial 50% equity interest including other direct expenses of $1.6 million was approximately $25.5 million. On October 22, 2004, we entered into an agreement to purchase the remaining 50% equity interest from those same individuals using a combination of cash and stock. On March 10, 2005, our stockholders approved the issuance of 5,098,284 shares of our common stock to be used as part of the purchase price for the acquisition of the 50% remaining ownership of BRC. The BRC purchase transaction was completed and closed on March 31, 2005. The terms of the transaction included a cash payment of approximately $10.0 million and an issuance of 5,098,284 shares of our common stock. We assigned a value of approximately $29.3 million to the common stock issued based on a price of $5.74 determined by the weighted average closing price of our common stock for the three days prior to and following the acquisition announcement date of October 25, 2004. Including other direct costs of approximately $1.5 million, the aggregate amount paid for the remaining 50% of BRC was approximately $40.8 million (including total direct costs of $1.5 million). The value of the consideration received by the founders was approximately $36.3 million, which was based on the last reported sale of our common stock on March 24, 2005.

Equity Offering

On February 4, 2005, we sold 4,000,000 shares of our common stock as part of a public offering to investors and realized net proceeds of approximately $20.9 million inclusive of approximately $1.0 million of issuance expenses. On February 11, 2005, the underwriters exercised their over-allotment option and we sold an additional 600,000 shares from which we received additional net proceeds of approximately $3.2 million. As a precondition to the acquisition of the remaining 50% acquisition of BRC, we used approximately $10.0 million of the proceeds as payment to the sellers of BRC.

Management Transition

Effective January 1, 2005, Mariano Costamagna, the principal executive officer of BRC became our new Chief Executive Officer and President, and on the same date, Mr. Robert Stemmler, the former Chairman of the Board of Directors, resigned as our Chief Executive Officer, a position he occupied since May 1993. On April 6, 2005, Mr. Stemmler also resigned from the board of directors, effective May 3, 2005. Mr. Stemmler had been a director since May 1993 and the Chairman of the Board of Directors since June 1998.

On April 7, 2005, Nickolai A. Gerde resigned as Vice President of Finance, Chief Financial Officer and Treasurer. On May 18, 2005, Thomas M. Costales was appointed Interim Chief Financial Officer and Treasurer, a position he previously held from 1995 to 2000, and, in September 2005, the Board appointed Mr. Costales as Chief Financial Officer and Treasurer. In November 2005, Dale L. Rasmussen resigned as Secretary and Mr. Costales was appointed Secretary.

Alternative Fuel Industry

Overview

Our business is focused on the alternative fuel industry. We believe three independent market factors—economics, energy independence and environmental concerns—are driving the growth of the market for alternative fuel technology. We believe the historic price differential between propane or natural gas and gasoline results in economic benefit to end users of alternative fuel technology. The price of alternative fuels such as natural gas or propane is typically 40% to 60% less than the price of gasoline. By converting a liquid fueled internal combustion engine to run on propane or natural gas, customers can capitalize on this fuel price differential. End-users may recoup the cost of the conversion within six to eighteen months, depending on the fuel cost disparity prevailing at the time. Transportation companies in various countries, including Italy, Turkey, Poland, Australia, Brazil and many countries in Asia are also taking advantage of these economics.

In addition to economic benefits of alternative fuels to end-users, some governments have sought to create a demand for alternative fuels in order to reduce their dependence on imported oil and reduce their unfavorable balance of payments by relying on their natural gas reserves. Alternative fuel vehicles that operate on natural gas or propane can lessen the demand for gasoline.

Governmental emissions regulations, which support the use of clean burning alternative fuels, are also expanding industry growth. Internal combustion engines are a major source of air pollution, which has led to increased government regulation and oversight on vehicle and industrial engine emissions. Most major international cities are experiencing significant pollution from gasoline and diesel emissions. These cities also have the largest concentrations of fleet operators, and many of these cities, particularly those outside the United States, are taking steps to reduce emissions, typically by implementing natural gas or propane-fueled vehicles. For example, in London, Milan, Rome and India, the respective governments have taken steps such as prohibiting the use of certain vehicles on designated days of the week.

Markets

We are directly involved in two market segments: transportation and industrial, which includes power generation equipment. These segments have seen growth in the use of clean-burning gaseous fuels due to the less harmful emissions effects of gaseous fuels and the cost advantage of gaseous fuels over gasoline and diesel fuels.

Transportation

According to the most recent statistics from the World LP Gas Association, the International Association for Natural Gas Vehicles or IANGV and the European Natural Gas Association, there are over 5.7 million gaseous fuel vehicles in use worldwide: either for personal mobility, fleet conveyance or public transportation. As the world’s vehicle population increases from 800 million to over 1.3 billion by 2020, most growth will occur in developing countries within Asia, North Africa, and areas of the Middle East. These regions currently have the lowest ratio of vehicles per one thousand people, and are slated to grow rapidly over the next ten years as economic improvements stimulate personal vehicle ownership. The Energy Information Administration of the U.S. Department of Energy, the World Bank, the Office of Economic and Community Development, the fifteen countries of the European Union and the Asian Development Bank suggest that interest in expanding the use of alternative fuel vehicles is mounting in many parts of the developed and developing world. Growth projections, reported by the Energy Information Administration and the IANGV in comparison with current data available from the European Natural Gas Vehicle Association, indicate that over two million additional alternative fuel vehicles will be introduced worldwide by 2010. In Europe, alternative fuel vehicles have rapidly penetrated the transportation market. The European Union’s four largest natural gas-consuming members, the United Kingdom, Germany, France, and Italy, all have introduced incentives for gaseous-fueled vehicles. The European Union has established a target to replace 20% of their liquid fueled vehicles with gaseous fuels by 2020.

Asia is emerging as a significant growth market for alternative fuel vehicles. China, already the world’s second-largest energy consumer, will continue to grow in importance on world energy markets as many forecasts suggest that strong economic growth will drive up demand.

Industrial

Equipment such as forklifts, aerial platforms, sweepers, turf equipment, power generators and other mobile industrial equipment have long been workhorses of developed countries, and are a significant portion of our global activities. With developed countries such as the United States, and the countries in Asia and Europe seeking a broader consensus on regulation of emission sources in an attempt to further reduce air pollution, many countries have and, we believe will continue to, legislate emission standards for this type of equipment.

With new emissions regulations being imposed, these OEMs will require advanced technologies that permit the use of gaseous fuels in order to satisfy not only the regulation, but also the customers’ requirements for durability, performance and reliability. We have developed and are currently supplying a series of advanced technology alternative fuel systems to the industrial OEM market under the brand name Spectrum. We and our industrial brands focus on serving the market with fuel systems, services and emission certified engine packages.

The World Energy Outlook 2004 projects the global primary energy demand to be 60% higher in 2030 compared to 2004. Even though the earth’s energy resources are adequate to meet this demand, the amount of investment that will be needed to exploit these resources will be higher than in the past. For example, an investment of $3.5 trillion is needed through 2030, more than half of it for power generation. Investment in the oil industry will also have to rise sharply, as demand rises and the surplus capacity in crude oil production and refining that has characterized the industry since the 1970s is used up. Approximately two-thirds of the increase in gas demand is expected to come from the power generation sector, since natural gas is relatively more efficient compared to other energy sources and since it burns more cleanly than either coal or oil. The industrial sector is expected to account for 36% of the growth in world natural gas over the 2003-2025 periods, according to U.S. Department of Energy’s International Energy Outlook 2005. Gaseous fuels such as propane and natural gas have significant reserves available worldwide which are less costly to refine compared to crude oil and have historically been less expensive than liquid fuels. Countries like China, for example, are actively developing their infrastructure to utilize their natural gas reserves rather than import liquid fuels.

Competitive Advantages

Industry participants compete on price, product performance and customer support.

We believe we have developed a technological leadership position in the alternative fuel industry based on our experience in designing, manufacturing and commercializing alternative fuel delivery products and components; our relationships with leading companies in transportation; our knowledge of the power generation and industrial markets; our financial commitment to research and product development; and our proven ability to develop and commercialize new products. We believe our competitive strengths include:

•	Strong Technological Base;

•	Strong Global Distribution and OEM Customer Relationships;

•	OEMs;

•	Extensive Manufacturing Experience;

•	Established Systems Integration Expertise; and

•	Positioned for Global Growth.

Customers and Strategic Relationships

IMPCO’s customers include some of the world’s largest OEMs and engine manufacturers, and BRC’s customers include some of the world’s largest automotive OEM’s.

We are working with a number of our customers to address their future product and application requirements as they integrate more advanced, certified gaseous fuel systems into their business strategies. Additionally, we continually survey and evaluate the benefits of joint ventures, acquisitions and strategic alliances with our customers and other participants in the alternative fuel industry to strengthen our global business position.

We have focused our strategic alliances on our marketing strategy and/or on our development strategy. Our marketing strategy seeks to expand the distribution channels for our gaseous fuel system technologies. Our development strategy is to advance the state of technology and its application.

In 2003, no single customer represented more than 10% of our consolidated sales. In 2004 and 2005, Nacco Materials Handling Group represented approximately 27.5% and 14.5%, respectively, of our consolidated sales. No other customer represented more than 10% of our consolidated sales in 2004 or 2005. During 2003, 2004 and 2005, sales to top ten customers accounted for 38.4%, 66.0% and 40.2% of our consolidated sales, respectively. If several of these key customers were to reduce their orders substantially, we would suffer a decline in sales and profits, and those declines could be substantial.

Products and Services

Our products include gaseous fuel regulators, fuel shut-off valves, fuel delivery systems, complete engine systems, and electronic controls for use in internal combustion engines for the transportation, industrial, and power generation markets. In addition to these core products, which we manufacture, we also design, assemble and market ancillary components required for complete systems operation on alternative fuels.

All of our products are designed, tested and validated in accordance with our own internal requirements, as well as tested and certified with major regulatory and safety agencies throughout the world, including Underwriters Laboratories in North America and TÜV in Europe. The following table describes the features of our products:

Products	Features

Fuel Metering

•      Designed to operate on propane, natural gas or digester gas fuels

•      Electronic control overlays allow integration with modern emissions monitoring systems for full emissions compliance capability

•      Designed for high resistance to poor fuel quality

Fuel Regulation	• Reduces pressure of gaseous and liquid fuels • Vaporizes liquid fuels • Handles a wide range of inlet pressures

Fuel Shut-Off

•      Mechanically or electronically shuts off fuel supply to the regulator and engine

•      Available for low-pressure vapor natural gas and high-pressure liquid propane

•      Designs also incorporate standard fuel filtration to ensure system reliability

Electronics & Controls	• Provides closed loop fuel control, allowing integration with existing sensors to ensure low emissions • Integrates gaseous fuel systems with existing engine management functions

Engine-Fuel Delivery Systems	• Turnkey kits for a variety of engine sizes and applications • Customized applications interface per customer requirements

Full Systems	• Complete vehicle and equipment systems for aftermarket conversion • Complete engine and vehicle management systems for heavy-duty engine on-highway truck and bus operation on natural gas

• Complete engine and vehicle management systems for off-highway and industrial engines used for material handling, pumping and industrial applications

We have developed capabilities which we use to develop a broad range of products to satisfy our customers’ needs and applications. These capabilities/applications fall into the following categories:

Capabilities	Applications

Design and Systems Integration

•      Strong team of applications engineers for component, system and engine level exercises providing support to customers in the application of our gaseous fuel products

•      Applications engineering services for whole vehicle/machine integration outside of our products

•      Full three dimensional design modeling and component rapid prototyping services

Certification

•      Certification of component products and services in line with the requirements of California Air Resources Board for off-highway engines

•      Provide customers with the required tools to manage in-field traceability and other requirements beyond initial emission compliance

Testing and Validation	• Component endurance testing • Component thermal and flow performance cycling • Engine and vehicle testing and evaluation for performance and emissions

Sub-System Assembly	• Pre-assembled modules for direct delivery to customers’ production lines • Sourcing and integrating second and third tier supplier components

Training and Technical Service

•      Complete technical service support, including technical literature, web-based information, direct telephone interface (in all major countries) and on-site support

•      Training services through sponsored programs at approved colleges, at our facilities worldwide and

Service Parts and Warranty Support

•      Access to service parts network, along with direct support in development of customers’ own internal service parts programs and procedures

•      Warranty and replacement services for our customers worldwide

Sales and Distribution

We sell products through a worldwide network encompassing several hundred distributors and dealers in over 70 countries and through a sales force that develops sales with OEMs and large end-users. Our operations focus on OEM and aftermarket customers in the transportation, industrial, and power generation markets. Of these markets, we believe that the greatest potential for immediate growth is in the Europe and Asia Pacific regions in the transportation OEM and aftermarket and in North America in the industrial OEM and aftermarket.

During fiscal years 2004 and 2005 and the first quarter of fiscal 2006, sales to distributors (including company-owned distributors) accounted for 32.0%, 62.2% and 76.7%, respectively, of our net revenue and sales to OEM customers accounted for 68.0%, 37.8% and 23.3%, respectively, of our net revenue. The primary reason for this change in customer profile is the addition of BRC distribution to the 2005 results.

Distributors generally service the aftermarket business of the conversion of liquid fueled engines to gaseous fuels, and small-volume OEMs and are generally specialized and privately owned enterprises. Many domestic distributors have been our customers for more than 31 years, and many of our export distributors have been our customers for more than 21 years.

Our international operations segment, International Operations, consists of our subsidiaries located in the Netherlands, Australia, India and Japan, has sales, application and market development and technical service capabilities. Information regarding the revenue, income and assets of each of our three business segments, U.S. Operations, International Operations and BRC Operations, and our revenue and assets by geographic area is included in Note 11 to the consolidated financial statements.

Manufacturing

We manufacture and assemble a majority of our products at our facilities in Santa Ana, California, and Cherasco, Italy and to a lesser extent at some of our international facilities. Current manufacturing operations consist primarily of mechanical assembly and light machining. We rely on outside suppliers for parts and components and obtain components for products from a variety of domestic and foreign automotive and electronics suppliers, die casters, stamping operations, specialized diaphragm manufacturers and machine shops. In the quarter ended March 31, 2006, Power Solutions, Inc. accounted for approximately 17.4% of our raw material purchases. In 2005, Power Solutions, Inc. accounted for approximately 18.9% of our raw material purchases. In 2004, Power Solutions, Inc. accounted for approximately 40.4% of our raw material purchases. In 2003 Rangers Die Casting and Hsin Ho Metal Industrial Company accounted for 19.7% and 12.5%, respectively, of our consolidated raw material purchases.

Material costs and machined die cast aluminum parts represent the major components of cost of sales. Coordination with suppliers for quality control and timely shipments is a high priority to maximize inventory management. We use a computerized material requirement planning system to schedule material flow and balance the competing demands of timely shipments, productivity and inventory management Our California and Italy manufacturing facilities are ISO-9001 certified.

Research and Development

Our research and development programs provide the technical capabilities that are required for the development of systems and products that support the use of gaseous fuels in internal combustion engines. Our research and development is focused on fuel delivery and electronic control systems and products for motor vehicles, engines, forklifts, stationary engines and small industrial engines. Our research and development expenditures in fiscal years 2003, 2004 and 2005 and the quarter ended March 31, 2006 were approximately $3.8 million, $4.6 million, $8.1 million and $2.1 million, respectively.

On March 14, 2005 we announced our intention to relocate research and development activities to our Cerritos, California manufacturing facility and close the Seattle, Washington facility. On August 1, 2005, we substantially ceased operations in the Seattle facility and subleased the facility for the remainder of the original lease term through September 30, 2011. We moved a limited number of staff to other IMPCO locations, including our Cerritos facility, and relocated certain equipment from the Seattle facility to these locations and/or purchased equipment to support our research and development activities.

On September 6, 2005, we announced that we signed an agreement to sublease a 108,000 square foot building in Santa Ana, California. We moved our combined headquarters and production facility and component research and development from its former location in Cerritos, California to the Santa Ana facility in April 2006.

Competition

Our key competitors in gaseous fuel delivery products, accessory components and engine conversions markets include Landi Group, Lovato Company, OMVL, SrL and O.M.T. Tartarini, SrL located in Europe, Aisan Industry Co. Ltd. and Nikki Company Ltd. in Japan and GFI in the United States and Europe. These companies, together with us, account for a majority of the world market for alternative fuel products and services. In the future, we may face competition from traditional automotive component suppliers, such as Bosch, Delphi Corporation, Siemens VDO Automotive AG, and Visteon Corporation, and from motor vehicle OEMs that develop fuel systems internally. Industry participants compete on price, product performance and customer support.

Product Certification

We must obtain emission compliance certification from the Environmental Protection Agency to sell certain of our products in the United States and from the California Air Resources Board to sell certain products in California. Each car, truck or van sold in the U.S. market must be certified by the Environmental Protection Agency before it can be introduced into commerce, and its products must meet component, subsystem and system level durability, emission, refueling and various idle tests. We have also obtained international emissions compliance certification in Argentina, Australia, Brazil, Canada, Chile, Europe and Mexico. We strive to meet stringent industry standards set by various regulatory bodies, including the Federal Motor Vehicle Safety Standards of the United States, the National Highway and Transportation Safety Administration, the National Fire Protection Association, Underwriters Laboratories and American Gas. Approvals enhance the acceptability of our products in the domestic marketplace. Many foreign countries also accept these agency approvals as satisfying the “approval for sale” requirements in their markets.

Backlog

As of June 1, 2006, our backlog for our products was $22.6 million, as compared to $22.0 million on January 17, 2006. We measure backlog for our product sales from the time orders become irrevocable, which generally occurs 90 days prior to the planned delivery date. We expect to fill all of the backlog orders within the next twelve months.

Employees

As of May 31, 2006, we employed approximately 803 persons, excluding those employed by our unconsolidated affiliates in Brazil, India and Mexico. Of these employees, 171 were employed in U.S. Operations, 569 were employed in BRC Operations and 63 were employed in International Operations. None of our employees are represented by a collective bargaining agreement. We consider our relations with our employees to be good.

Intellectual Property

We currently rely primarily on patent and trade secret laws to protect our intellectual property. We currently have six U.S. patents and four foreign patents issued. Our U.S. patents will expire on various dates through May 2020. We do not expect the expiration of our patents to have a material effect on our revenue.

We also rely on a combination of trademark, trade secret and other intellectual property laws and various contract rights to protect our proprietary rights. However, we cannot be sure that these intellectual property rights provide sufficient protection from competition. We believe that our intellectual property protected by copyright, trademark and trade secret protection is less significant than our intellectual property protected by patents.

Third parties may claim that our products and systems infringe their patents or other intellectual property rights. Identifying third-party patent rights can be particularly difficult, especially since patent applications are not published until 18 months after their filing dates. If a competitor were to challenge our patents, or assert that our products or processes infringe its patent or other intellectual property rights, we could incur substantial litigation costs, be forced to design around their patents, pay substantial damages or even be forced to cease our operations, any of which could be expensive and/or have an adverse effect on our operating results. Third-party infringement claims, regardless of their outcome, would not only drain our financial resources, but also would divert the time and effort of our management and could result in our customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation.

Properties

Facilities

Our executive offices and our Gaseous Fuel Products division are located in Santa Ana, California. We currently lease additional manufacturing, research and development and general office facilities, under leases expiring between 2007 and 2011, in the following locations set forth below:

Location	Principal Uses	Square Footage
Santa Ana, California	Corporate offices; manufacturing; design, development and testing	108,000
Sterling Heights, Michigan	Sales, marketing application, development and assembly	78,000
Rijswijk, Holland	Sales, marketing application, development and assembly	16,000
Cheltenham, Australia	Sales, marketing application, development and assembly	15,000
Sydney, Australia	Sales, marketing and assembly	7,500
Fukuoka, Japan	Sales, marketing and assembly	4,000
Cherasco, Italy	Sales, marketing application, development and assembly	237,600
Manaus, Brazil	Assembly	145,000

Total		611,100

Relocation of Research and Development Facility

On March 18, 2005, we announced our intention to close the Seattle facility and relocate key technical personnel to other IMPCO facilities. On July 7, 2005, we received approval from the landlord of the Seattle facility to proceed with a sublease agreement in which the facility would be subleased for the remainder of the lease term through September 2011. We did not assume any additional liability under the sublease agreement that we had not already assumed under the master lease agreement with the landlord. We exited the facility on August 1, 2005 and made restorations to the facility through October 31, 2005 to restore the facility to its original condition.

Relocation of North American Headquarters and Production Facility

On September 6, 2005, we signed an agreement to sublease a 108,000 square foot building, including 20,000 square feet of office space, located in Santa Ana, California, for a term of 13 years beginning September 1, 2005. We relocated our combined corporate headquarters and U.S. manufacturing operations from our current location in Cerritos, California, to the Santa Ana facility in April 2006. We believe the new location has sufficient space to modernize and consolidate most of our North American production and component engineering facilities. We plan to install new state-of-the-art production lines, machining, and test equipment in the Santa Ana facility. We are also planning to relocate some of our current U.S. production lines to our BRC facility in Cherasco, Italy. As a global leader in the alternative fuels marketplace, our strategy is to use the improved efficiencies, capabilities and capacity to position us to better serve our markets and to take advantage of new products and new markets.

The annual rent for the Santa Ana facility is $0.7 million, which is set to increase 3% every year pursuant to the terms of the agreement. The terms of the agreement also include rent abatement for the first three months, subject to certain conditions.

Closure and Liquidation of Operations in Mexico

In the fourth quarter of 2005, we determined that we should consider the liquidation of our Mexico joint venture IBMexicano and have agreed with our 50% joint venture partner to wind-down the business. We intend to continue to sell in the Mexico market through independent distributors. As a result, we recorded an impairment charge of approximately $0.9 million, to write-off our investment in IBMexicano. During the first half of 2006, we also plan to close our wholly owned Mexico subsidiary, IMPCO Mexicano. As a result, during 2005 we recorded approximately $1.3 million in additional inventory reserves and allowance for doubtful trade and related party receivables.

In conjunction with our 50% partner in the IBMexicano joint venture, we expect to close and liquidate the assets of IBMexicano prior to the end of the second quarter of 2006. Cash proceeds, or net realizable value, from this closure will be used to settle remaining related party receivables of approximately $1.4 million on our consolidated balance sheet at December 31, 2005.

Conversion of joint ventures in India and Egypt to distributorships

We are also in the process of converting our joint ventures in India and Egypt into independent distributorships in order to decrease administrative costs of maintaining the joint ventures while continuing to sell our products in these markets.

We also lease nominal amounts of office space in Australia and France. We believe our facilities are presently adequate for our current core product manufacturing operations and OEM development programs and production.

Legal Proceedings

From time to time, we may be involved in litigation relating to claims arising out of the ordinary course of our business. We are not a party to, and to our knowledge there are not threatened, any claims or actions against us, the ultimate disposition of which would have a material adverse effect on us. MTM is a defendant in a lawsuit brought by ICOM, S.r.l. (“ICOM”), filed in the local court at Milan, Italy. That lawsuit initially sought injunctive relief and damages for infringement of ICOM’s alleged exclusive rights to sell ring-style gaseous fuel tanks in Italy. The trial court initially denied the plaintiff’s motion for injunctive relief and subsequently denied the plaintiff’s damages claims. The case remains on appeal, and we believe the plaintiff’s claims are without merit.

MARKET FOR IMPCO’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the NASDAQ Global Market under the symbol “IMCO.” The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported on the NASDAQ Global Market. Bid quotations reflect inter-dealer prices, without adjustments for mark-ups, mark-downs, or commissions, and may not necessarily represent actual transactions.

	High	Low
Year Ended December 31, 2004
First Quarter	$9.50	$4.25
Second Quarter	$6.70	$4.45
Third Quarter	$6.85	$4.13
Fourth Quarter	$7.73	$4.80

Year Ended December 31, 2005
First Quarter 2005	$7.75	$5.05
Second Quarter 2005	$5.49	$2.70
Third Quarter 2005	$8.31	$4.20
Fourth Quarter 2005	$6.38	$4.50

Year Ended December 31, 2006
First Quarter 2006	$6.85	$4.98
Second Quarter 2006 (through June 1,2006)	$11.45	$6.02

As of May 2, 2006, there were approximately 491 holders of record of our common stock.

Dividend Policy

We have not recently declared or paid dividends on our common stock, including during the past two fiscal years, and we currently expect to retain any earnings for reinvestment in our business. Accordingly, we do not expect to pay dividends in the foreseeable future. The timing and amount of any future dividends is determined by our board of directors and will depend on our earnings, cash requirements and the financial condition and other factors deemed relevant by our board of directors. Our senior credit facility currently prohibits declaring or paying dividends.

Stock Performance Chart

As part of the proxy statement disclosure requirements mandated by the SEC, we are required to provide a comparison of the cumulative total stockholder return on our common stock with that of a broad equity market index and either a published industry index or a peer group index.

The graph below compares the cumulative total stockholder return on our common stock for the fiscal years ended April 30, 2001 and 2002, the eight-month transition period ended December 31, 2002 and the fiscal years ended December 31, 2003, 2004 and 2005 with the cumulative total return of the CRSP Total Return Index for The Nasdaq Stock Market Index (U.S. Companies) and the Nasdaq Trucking and Transportation Stock Index over the same period (assuming the investment of $100 and reinvestment of all dividends).

The preceding stock performance graph is not considered proxy solicitation material and is not deemed to be filed with the SEC or subject to the SEC’s proxy rules or to the liabilities of Section 18 of the Exchange Act of 1934, and the graph shall not be deemed to be incorporated by reference into any prior or subsequent filing by the corporation under the Securities Act of 1933 or the Exchange Act of 1934.

DESCRIPTION OF IMPCO’S CAPITAL STOCK

Our authorized capital stock consists of 100,000,000 shares of common stock having a par value of $0.001 per share and 500,000 shares of preferred stock having a par value of $0.001 per share. As of May 2, 2006, there were outstanding 29,210,689 shares of common stock held by 491 stockholders of record, excluding 23,855 shares of treasury stock, and no shares of preferred stock.

Upon consummation of the reorganization transaction, Fuel Systems will have (i) an increased number of common stock shares authorized, as were authorized for IMPCO; (ii) a reduced number of shares of common stock issued and outstanding as were issued and outstanding for IMPCO; (iii) an increased number of preferred stock shares authorized as were authorized for IMPCO, just prior to consummation of the reorganization transaction; (iv) IMPCO’s stockholders will become Fuel Systems’ stockholders; and (v) Fuel Systems will become IMPCO’s sole stockholder.

Common Stock

Subject to the rights specifically granted to holders of any then outstanding shares of our preferred stock, our common stockholders are entitled to vote together as a class on all matters submitted to a vote of our stockholders and are entitled to any dividends that may be declared by the board of directors. Our common stockholders do not have cumulative voting rights. Upon the dissolution, liquidation or winding up, holders of our common stock are entitled to share ratably in out net assets after payment or provision for all liabilities and any preferential liquidation rights of our preferred stock then outstanding. Our common stockholders have no preemptive rights to purchase shares of our stock. The issued and outstanding shares of our common stock are not subject to any redemption provisions and are not convertible into any other shares of our capital stock. All outstanding shares of our common stock are, and the shares of common stock to be issued in this offering will be, upon payment therefore, fully paid and non-assessable. The rights, preferences and privileges of holders of our common stock will be subject to those of the holders of any shares of our common stock and preferred stock we may issue in the future.

Preferred Stock

Our certificate of incorporation provides for the issuance of up to 500,000 shares of preferred stock. As of the date of this prospectus, there are no outstanding shares of preferred stock, and we do not have any current plans to issue any shares of preferred stock. Fuel Systems’ certificate of incorporation provides for the issuance of up to 1,000,000 shares of Preferred Stock.

Issuance of Additional Common Stock and Preferred Stock

Subject to certain limitations prescribed by law, our board of directors is authorized, without further stockholder approval, from time-to-time to issue up to 100,000,000 shares of our common stock and 500,000 of our preferred stock, in one or more series. Each new series of common stock or preferred stock may have different rights and preferences that may be established by our board of directors. A majority of our directors must approve any issuance by us of our common stock or preferred stock. The rights and preferences of future series of common stock or preferred stock may include:

•	number of shares to be issued

•	dividend rights and dividend rates

•	right to convert the preferred stock into a different type of security

•	voting rights attributable to the preferred stock

•	right to receive preferential payments upon a liquidation of the Company

•	right to set aside a certain amount of assets for payments relating to the preferred stock

•	prices to be paid upon redemption of the preferred stock

The board of directors of Fuel Systems is similarly authorized, without further stockholder approval, from time-to-time to issue shares of Fuel Systems Common Stock and Preferred Stock, except that Fuel Systems’ board may issue up to 200,000,000 shares of Fuel Systems Common Stock and 1,000,000 shares of Preferred Stock, in one or more series.

Warrants and Options

As of May 2, 2006, we had outstanding warrants to purchase 475,000 shares of our common stock, with a weighted average exercise price of $3.73, all of which are presently exercisable. Following the reorganization, Fuel Systems will have warrants outstanding to purchase 237,500 shares, in the aggregate, of Fuel Systems Common Stock with an average weighted purchase price of $7.46, based on the warrants outstanding as of May 2, 2006. Only warrants representing whole shares of Fuel Systems Common Stock will be issued and cash will be paid in the place of fractional shares that result from the one-for-two share exchange in the reorganization.

On March 28, 2003, we granted a warrant, which vested immediately, to purchase 200,000 shares of IMPCO common stock at a price of $2.51 per share, or 120% over the then market price, in connection with an $8.0 million commitment from a director that expired July 31, 2003. As of May 2, 2006, this warrant had not been exercised. The warrant expires on March 28, 2007.

On August 15, 2002, we issued a fully vested warrant to acquire 20,000 shares of IMPCO common stock at an exercise price of $2.61 per share to an independent consultant. The warrant will expire on August 15, 2006.

On April 14, 2003, we entered into agreements with investors to provide approximately $3.1 million in bridge loans, of which $1.4 million was from an entity related to one of the Company’s directors. In conjunction with the bridge loan agreements we issued warrants to the investors to purchase 305,000 shares of the Company’s common stock at $2.46 per share, or 120% of the then market price. During 2004, warrants to purchase 170,000 shares were exercised with warrants to purchase 135,000 shares unexercised at May 2, 2006. The warrants expire April 14, 2008.

On May 15, 2004, we completed a private placement of a fully vested warrant to purchase 120,000 shares of IMPCO common stock at a price of 120% over the closing price, or $7.22 per share, to Bathgate Partners, LLC in connection with the Bison Loan. As of December 31, 2005, the warrant had not been exercised. The warrant expires on May 15, 2009.

In addition, as of May 2, 2006, we had outstanding options to purchase 2,275,487 shares, in the aggregate, of our common stock of which 1,132,227 were vested and then exercisable. We have reserved 7,381,395 shares, in the aggregate, of our common stock for issuance under our stock option plans. Following the reorganization, Fuel Systems will have outstanding options to purchase 1,137,744 shares, in the aggregate, of Fuel Systems Common Stock, including rounded up fractional options that resulted from the one-for-two share exchange in the reorganization, of which 566,114 will be vested and exercisable based on the options outstanding as of May 2, 2006.

Anti-Takeover Considerations and Special Provisions of Our Certificate of Incorporation and Our Bylaws

Certificate of incorporation and bylaws. A number of provisions of our certificate of incorporation and bylaws concern matters of corporate governance and the rights of our stockholders. Provisions that grant our board of directors the ability to issue shares of common and preferred stock and to set the voting rights, preferences and other terms thereof may discourage takeover attempts that are not first approved by our board of directors, including takeovers which may be considered by some stockholders to be in their best interests. Certain provisions could delay or impede the removal of incumbent directors or the assumption of control by stockholders, even if such removal or assumption would be beneficial to our stockholders. These provisions also could discourage or make more difficult a merger, tender offer or proxy contest, even if they could be favorable to the interests of stockholders, and could potentially depress the market price of our common stock. Our board of directors believes that these provisions are appropriate to protect our interests and the interests of our stockholders.

Although the certificate of incorporation and bylaws of Fuel Systems will be substantially similar to the current certificate of incorporation and bylaws of IMPCO, respectively, material provisions have been added to Fuel Systems’ certificate of incorporation and bylaws, respectively, including the following material additions: (i) no stockholder actions may be taken by written consent, unanimous or otherwise, in lieu of a stockholder meeting, and any alteration, amendment or repeal of such provision requires the approval of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors, (ii) the stockholders may only remove the directors for cause upon the affirmative vote of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors, and any alteration, amendment or repeal of such provision requires the approval of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors, (iii) the directors will be explicitly granted protection when acting in good faith reliance on the company’s books and records, (iv) no amendment or repeal to the provision limiting directors’ liability may adversely affect any existing indemnification right or protection of a director under the General Corporation Law of the State of Delaware or have any effect on any prior occurring act or omission of any director, (v) the company’s obligation to recognize equitable claims by a transferee of company shares prior to the surrender of the stock certificate or request to record such transfer is limited, and (vi) Fuel Systems’ certificate of incorporation expressly opts out of the restrictions imposed on “business combinations” with “interested stockholders” under Section 203, such that neither stockholder nor board approval will be required to consummate certain unfriendly corporate takeovers by “interested stockholders.”

Classified board of directors. Our bylaws divide our board of directors into three classes. Moreover, no director may be removed prior to the expiration of his or her term except for cause. These provisions in our bylaws may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of our company and may maintain the incumbency of our board of directors, because this structure generally increases the difficulty of, or may delay, replacing a majority of the directors. Fuel Systems’ bylaws also provide that directors may only be removed for cause by the affirmative vote of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors, and any alteration, amendment or repeal of such provision requires the approval of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors.

Meetings of stockholders. Our bylaws provide that annual meetings of our stockholders may take place at the time and place established by our board of directors. A special meeting of our stockholders may be called at any time by our secretary or any other officer, whenever directed by the Board of Directors or by the Chief Executive Officer. Fuel Systems’ certificate of incorporation also provides that no stockholder actions may be taken by written consent, unanimous or otherwise, in lieu of a stockholder meeting, and any alteration, amendment or repeal of such provision requires the approval of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors.

Filling of board vacancies. Vacancies and newly created directorships resulting from any increase in the authorized number of directors may be filled by the affirmative vote of a majority of our directors then in office.

Amendment of the bylaws. Our bylaws may be amended or repealed by a majority of our board of directors. Any amendment or repeal of our bylaws which has not previously received the approval of our board shall require for adoption the affirmative vote of the holders of at least a majority of the voting power of our then outstanding shares of capital stock entitled to vote at any duly convened annual or special meeting of the stockholders, in addition to any other approval which is required by law, the certificate of incorporation, bylaws or otherwise. Fuel Systems’ certificate of incorporation also requires the approval of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors to amend or repeal the provision limiting directors’ liability in a manner that may adversely affect any existing indemnification right or protection of a director under the General Corporation Law of the State of Delaware or have any effect on any prior occurring act or omission of any director. In addition, Fuel Systems’ bylaws require the approval of at least 80 percent of the company’s common stock entitled to vote generally in the election of directors to amend or repeal the provision prohibiting stockholder actions by written consent or the provision providing director indemnification.

IMPCO Stockholder Protection Rights Agreement

On June 30, 1999 (the “IMPCO Record Time”), our board of directors adopted the Stockholder Protection Rights Agreement (the “IMPCO Stockholder Protection Rights Agreement”) and declared a dividend of one right on each outstanding share of our common stock (each, a “Right”). Each Right entitles the holder, upon certain events, including a person or entity’s acquisition of 15% or more of our common stock, to purchase, at an Exercise Price of $45 per Right subject to adjustment, shares of common stock with a value equal to twice the exercise price.

The Rights are evidenced by IMPCO common stock certificates until the close of business on the earlier of (i) the tenth business day (or such later date as the board of directors of the Company may from time to time fix by resolution adopted prior to the Separation Time that would otherwise have occurred) after the date on which any person commences a tender or exchange offer which, if consummated, would result in such person’s becoming an Acquiring Person and (ii) the first date or such later date as the board of directors of IMPCO may from time to time fix of public announcement by the Company that any person has become an Acquiring Person; provided that if the foregoing results in the Separation Time being prior to the IMPCO Record Time, the Separation Time shall be the IMPCO Record Time; and provided further that if a tender or exchange offer referred to in clause (i) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of stock pursuant thereto, such offer shall be deemed never to have been made.

An “Acquiring Person” is any Person who is a Beneficial Owner of 15% or more of the outstanding shares of Common Stock; provided, however, that the term “Acquiring Person” shall not include any Person (i) who is the Beneficial Owner of 15% or more of the outstanding shares of Common Stock on the date of this Agreement or who shall become the Beneficial Owner of 15% or more of the outstanding shares of Common Stock solely as a result of an acquisition by the Company of shares of Common Stock, until such time hereafter or thereafter as any of such Person shall become the Beneficial Owner (other than by means of a stock dividend or stock split) of any additional shares of Common Stock, (ii) who becomes the Beneficial Owner of 15% or more of the outstanding shares of Common Stock but who acquired Beneficial Ownership of shares of

Common Stock without any plan or intention to seek or affect control of the Company, if such Person promptly divests, or enters into an agreement satisfactory to the Company, in its sole discretion, pursuant to which it will divest (without exercising or retaining any power, including voting power, with respect to such shares), sufficient shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) so that such Person ceases to be the Beneficial Owner of 15% or more of the outstanding shares of Common Stock or (iii) who Beneficially Owns shares of Common Stock consisting solely of one or more of (A) shares of Common Stock Beneficially Owned pursuant to the grant or exercise of an option granted to such Person (an “Option Holder”) by the Company in connection with an agreement to merge with, or acquire, the Company entered into prior to a Flip-in Date, (B) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock), Beneficially Owned by such Option Holder or its Affiliates or Associates at the time of grant of such option, and (C) shares of Common Stock (or securities convertible into, exchangeable into or exercisable for Common Stock) acquired by Affiliates or Associates of such Option Holder after the time of such grant which, in the aggregate, amount to less than 1% of the outstanding shares of Common Stock. In addition, the Company, any wholly-owned Subsidiary of the Company and any employee stock ownership or other employee benefit plan of the Company or a wholly-owned Subsidiary of the Company shall not be an Acquiring Person.

The IMPCO Stockholder Protection Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with the common stock. The Rights will not be exercisable until the business day following the Separation Time. The Rights will expire on the earliest of (i) the Exchange Time, (ii) the close of business on July 26, 2009, (iii) the date on which the Rights are redeemed as described below and (iv) upon the merger of the Company into another corporation pursuant to an agreement entered into prior to a Stock Acquisition Date.

In the event that prior to the Expiration Time a Flip-in Date occurs, the Company shall take such action as shall be necessary to ensure and provide that each Right (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights shall become void) shall constitute the right to purchase from the Company, upon the exercise thereof in accordance with the terms of the IMPCO Stockholder Protection Rights Agreement, that number of shares of common stock of the Company having an aggregate Market Price, on the Stock Acquisition Date that gave rise to the Flip-in Date, equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, the Board of Directors of the Company may, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50% of the outstanding shares of IMPCO Common Stock, elect to exchange all (but not less than all) the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any affiliate or associate thereof, which Rights become void) for shares of IMPCO common stock at an exchange ratio of one share of Common Stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time. Immediately upon such action by the board of directors, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive a number of shares of common stock equal to the Exchange Ratio.

In the event that prior to the Expiration Time the Company enters into, consummates or permits to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (i) the Company shall consolidate or merge or participate in a binding share exchange with any other person if, at the time of the consolidation, merger or share exchange or at the time the Company enters into an agreement with respect to such consolidation, merger or share exchange, the Acquiring Person controls the board of directors of the Company and (A) any term of or arrangement concerning the treatment of shares of capital stock in such merger, consolidation or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of IMPCO common stock or (B) the person with whom such transaction or series of transactions occurs is the Acquiring Person or an affiliate or associate thereof, (ii) the Company shall sell or otherwise transfer (or one or more of its subsidiaries shall sell or otherwise transfer) assets (A)aggregating more than 50% of the assets (measured by either book value or fair market value) or (B) generating more than 50% of the operating income or cash flow, of the Company and its subsidiaries (taken as a whole) to any other person (other than the Company or one or more of its wholly-owned subsidiaries) or to two or more such Persons which are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time the Company (or any such subsidiary) enters into an agreement with respect to such sale or transfer, the Acquiring Person controls the board of directors of the Company, the Company shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until it shall have entered into a supplemental agreement with the person engaging in such Flip-over Transaction or Event or the parent corporation thereof, for the benefit of the holders of the Rights, providing, that upon consummation or occurrence of the Flip-over Transaction or Event (i) each Right shall thereafter constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the IMPCO Stockholder Protection Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all the obligations and duties of the Company pursuant to the IMPCO Stockholder Protection Rights Agreement.

The board of directors of the Company may, at its option, at any time prior to the Flip-in Date, redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right), as provided in the IMPCO Stockholder Protection Rights Agreement. Immediately upon the action of the board of directors of the Company electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right will thereafter represent only the right to receive the Redemption Price in cash for each Right so held.

The IMPCO Stockholder Protection Rights Agreement will terminate in accordance with its terms as a result of the reorganization. Fuel Systems has adopted the Rights Agreement with substantially the same terms and conditions as the IMPCO Stockholder Protection Rights Agreement except that, for purposes of the definition of “Acquiring Person,” any and all Fuel Systems Common Stock acquired directly from Fuel Systems, any wholly-owned subsidiary of Fuel Systems, any Fuel Systems employee stock ownership plan and/or other Fuel Systems employee benefit plan (either through an issuance of new shares by Fuel Systems or otherwise) by Mariano Costamagna and/or his affiliates will not be included in the beneficial ownership percentage calculation in the definition of “Acquiring Person.” Therefore, the acquisition of any additional shares of Fuel Systems Common Stock by Mariano Costamagna and/or his affiliates directly from Fuel Systems, any wholly-owned subsidiary of Fuel Systems, any Fuel Systems employee stock ownership and/or other Fuel Systems employee benefit plan will not trigger the issuance of Fuel Systems Rights under the Rights Agreement; however, any acquisition of Fuel Systems Common Stock by Mariano Costamagna and/or his affiliates from any other person or entity will trigger the issuance of the Fuel Systems Rights. The exercise price of each Fuel Systems Right under the Rights Agreement will be $100 (subject to adjustment), an increase from the $45 exercise price under the IMPCO Stockholder Protection Rights Agreement, and will not be further adjusted as a result of the reorganization.

The IMPCO Stockholder Protection Rights Agreement is attached hereto as Exhibit 4.1 and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to the Rights Agreement and such exhibits thereto.

Transfer Agent and Registrar

Mellon Bank is the transfer agent and registrar for our common stock.

Listing

Our common stock is traded on The Nasdaq Global Market under the symbol “IMCO”.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected financial information for the fiscal years ended April 30, 2001 and 2002, the eight months ended December 31, 2001 and 2002, the years ended December 31, 2003, 2004 and 2005, and the three months ended March 31, 2005 and 2006. With the exception of the financial data for the eight-month transition period ended December 31, 2001 and the three months ended March 31, 2005 and 2006, which have been derived from our unaudited financial data, and the pro forma effect of the one-for-two share exchange in the reorganization, this data is derived from our audited consolidated financial statements. The financial data below for the years ended December 31, 2003, 2004 and 2005 should be read in conjunction with the consolidated financial statements, related notes and other financial information included herein. The financial data for the three months ended March 31, 2005 and 2006 reflect all adjustments (consisting only of normal recurring adjustments) which are, in the opinion of management, necessary for a fair presentation of the financial position and operating results for the interim periods. The operating results for the three-month period ended March 31, 2006 are not necessarily indicative of the operating results that may be expected for the year ended December 31, 2006, or for any future period.

	Fiscal Year Ended April 30,		Eight Months Ended December 31,		Years Ended December 31,			Three Months Ended March 31,
(in thousands, except per share data)	2001	2002	2001	2002	2003	2004	2005	2005	2006
			(Unaudited)					(Unaudited)	(Unaudited)
Statements of Operations:
Revenue	$80,539	$67,676	$45,707	$46,421	$74,740	$118,292	$174,539	$25,005	$56,081
Cost and expenses:
Cost of revenue (1)	49,499	44,542	29,185	33,071	51,780	91,554	126,971	18,209	38,439
Research and development expense (1)	5,870	5,856	3,712	2,635	3,803	4,634	8,052	1,341	2,127
Selling, general and administrative expense (1)	18,560	19,677	13,076	11,922	19,638	20,331	33,541	7,564	8,248
Amortization of intangible assets	—	—	—	—	—	—	1,334	—	439
Impairment loss of goodwill	—	—	—	—	—	2,833	—	—	—
Acquired in-process technology	—	—	—	—	—	—	99	75	—

Total costs and expenses	73,929	70,075	45,973	47,628	75,221	119,352	169,997	27,189	49,253
Operating income (loss)	6,610	(2,399)	(266)	(1,207)	(481)	(1,060)	4,542	(2,184)	6,828
Other income (expense), net	—	—	—	—	—	—	547	(98)	(230)
Loss on extinguishment of debt	—	—	—	—	—	(6,752)	—	—	—
Interest expense	(1,088)	(1,164)	(933)	(995)	(4,211)	(5,643)	(1,035)	(318)	(492)
Interest income	1,309	236	112	112	172	134	345	61	348

Income (loss) before tax and cumulative effect of a change in accounting principle	6,831	(3,327)	(1,087)	(2,090)	(4,520)	(13,321)	4,399	(2,539)	6,454
Equity share in income (loss) of unconsolidated affiliates	—	—	—	—	(1,107)	1,157	1,075	910	227
Write-off of investment in unconsolidated affiliates	—	—	—	—	—	(214)	(1,045)	—	—
Income tax benefit (expense)	(3,157)	1,131	469	(23,240)	(668)	(2,325)	(14,025)	(327)	(2,690)
Minority interest in income of consolidated subsidiaries	—	(224)	(290)	51	(605)	(1,176)	(975)	(225)	(292)

Income (loss) from continuing operations, net of tax, before cumulative effect of a change in accounting principle (2)	3,674	(2,420)	(908)	(25,279)	(6,900)	(15,879)	(10,571)	(2,181)	3,699
Loss from discontinued operation, net of tax (3)	(16,777)	(25,016)	(17,908)	(3,115)	—	—	—	—	—
Cumulative effect of a change in accounting principle, net of tax	—	—	—	—	—	—	(117)	—	—

Net income (loss)	$(13,103)	$(27,436)	$(18,816)	$(28,394)	$(6,900)	$(15,879)	$(10,688)	$(2,181)	$3,699

Basic income (loss) per share (4):
Income (loss) from continuing operations before cumulative effect of a change in accounting principle	$0.37	$(0.20)	$(0.09)	$(1.76)	$(0.41)	$(0.85)	$(0.39)	$(0.10)	$0.13
Loss from discontinued operation	$(1.69)	$(2.25)	$(1.71)	$(0.22)	$—	$—	$—	$—	$—

	Fiscal Year Ended April 30,		Eight Months Ended December 31,		Years Ended December 31,			Three Months Ended March 31,
(in thousands, except per share data)	2001	2002	2001	2002	2003	2004	2005	2005	2006
			(Unaudited)					(Unaudited)	(Unaudited)
Per share effect of the cumulative effect of a change in accounting principle	$—	$—	$—	$—	$—	$—	$(0.01)	$—	$—
Net income (loss)	$(1.32)	$(2.45)	$(1.80)	$(1.98)	$(0.41)	$(0.85)	$(0.40)	$(0.10)	$0.13

Pro forma net income (loss) (unaudited) (5)	$(2.64)	$(4.91)	$(3.60)	$(3.95)	$(0.83)	$(1.71)	$(0.79)	$(0.20)	$0.25

Diluted income (loss) per share (4):
Income (loss) from continuing operations before cumulative effect of a change in accounting principle	$0.37	$(0.20)	$(0.09)	$(1.76)	$(0.41)	$(0.85)	$(0.39)	$(0.10)	$0.12
Loss from discontinued operation	$(1.69)	$(2.25)	$(1.71)	$(0.22)	$—	$—	$—	$—	$—
Per share effect of the cumulative effect of a change in accounting principle	$—	$—	$—	$—	$—	$—	$(0.01)	$—	$—
Net income (loss)	$(1.32)	$(2.45)	$(1.80)	$(1.98)	$(0.41)	$(0.85)	$(0.40)	$(0.10)	$0.12

Pro forma net income (loss) (unaudited) (5)	$(2.64)	$(4.91)	$(3.60)	$(3.95)	$(0.83)	$(1.71)	$(0.79)	$(0.20)	$0.25

Balance Sheet Data:
Total current assets	$79,636	$61,825	$60,439	$35,243	$44,129	$43,978	$105,869	$99,182	$124,574
Total assets	120,763	123,449	117,270	75,978	101,136	98,452	176,845	177,137	196,102
Total current liabilities	28,089	33,110	20,332	24,038	21,990	29,461	68,269	63,965	81,190
Long-term obligations	7,998	5,393	25,236	101	19,195	21,253	12,141	12,307	11,815
Stockholders’ equity	82,631	82,678	69,401	49,622	57,129	44,831	88,286	97,733	94,796

(1)	Stock-based compensation expense was allocated as follows:

	Years Ended December 31,			Three Months Ended Mar. 31,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Cost of revenue	—	—	—	—	5
Research and development expense	—	—	—	—	29
Selling, general and administrative expense	—	—	1,773	1,759	194

(2)	Includes in the eight months ended December 31, 2002 and years ended December 31, 2003, 2004 and 2005, $24.0 million, $2.5 million, $9.1 million and $10.4 million, respectively, additions to valuation allowance to establish a reserve for the deferred tax assets that are unlikely to be realized in the next three years (See note 4 of the Notes to the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus).
(3)	The financial results of Quantum Fuel Systems Worldwide, Inc. are shown as a loss on discontinued operations.
(4)	See note 8 of the Notes to the Consolidated Financial Statements included elsewhere in this proxy statement/prospectus for an explanation of the method used to determine the number of shares used to compute net loss per share.
(5)	Assumes that the one-for-two share exchange in reorganization occurred as of the beginning of the period.

Pro forma results of operations

On March 31, 2005, we completed the purchase of the remaining 50% of BRC’s equity. The aggregate price for the purchase of the second 50% equity interest paid to the equity owners of BRC in cash and IMPCO common stock was $40.8 million, including other direct costs of approximately $1.5 million, as detailed in the Management’s Discussion and Analysis of Financial Conditions and Results of Operations section of this proxy statement/prospectus. The company consolidated the second, third and fourth quarter 2005 results and cash flows of BRC with the company’s consolidated statements of operations and cash flows for the year ended December 31, 2005. The following table sets forth, on an unaudited basis, a pro forma consolidated statement of operations for the year ended December 31, 2005, under the assumption that the acquisition of BRC had occurred on January 1, 2005 instead of on March 31, 2005 (in thousands, except share and per share data):

			Pro Forma Adjustments		Pro Forma Combined
Year Ended December 31, 2005	IMPCO*	BRC**		Ref
Revenue	$174,539	19,797	(577)	a	$193,759
Costs and expenses:
Cost of revenue	126,971	13,828	593	a,b	141,392
Research and development expense	8,052	500	—		8,552
Amortization expense for acquired intangible assets	1,334	—	465	c	1,799
Selling, general and administrative expense	33,541	2,482	—		36,023
IPR&D costs	99	—	(99)	d	—

Total costs and expenses	169,997	16,810	959		187,766

Operating (loss) income	4,542	2,987	(1,536)		5,993
Interest expense	(1,035)	(144)	204	e	(975)
Interest income	345	207	(204)	e	348
Other income (expense)	547	1,240	—		1,787

(Loss) income from operations before income taxes and equity share in losses of unconsolidated affiliates	4,399	4,290	(1,536)		7,153
Equity share in (loss) income of unconsolidated affiliates	1,075	113	(1,016)	f	172
Write-off of investment in unconsolidated affiliates	(1,045)	—	—		(1,045)
Income tax expense	(14,025)	(1,719)	572	g	(15,172)

(Loss) income from operations before minority interests	(9,596)	2,684	(1,980)		(8,892)
Minority interest in income (loss) of consolidated subsidiaries	(975)	—	—		(975)

(Loss) income before cumulative effect of a change in accounting principles	$(10,571)	$2,684	$(1,980)		$(9,867)

Loss from operations per share:
Basic and diluted	$(0.39)				$(0.35)

Number of shares used in per share calculation:
Basic and diluted	26,977,141		1,423,042	h,i	28,400,183

*	Includes IMPCO and BRC results for the twelve months and nine months ended December 31, 2005, respectively.
**	Includes BRC results for the three months ended March 31, 2005.
a.	Adjustment to eliminate intercompany profit from BRC’s sales to IMPCO subsidiary of $577 and cost of sales of $422.
b.	Includes depreciation expense for the three months ended March 31, 2005, related to the step-up in fair value of fixed assets acquired of approximately $171.
c.	Includes amortization expense for the three months ended March 31, 2005, related to intangible assets acquired of approximately $465 for the three months ended March 31, 2005.
d.	IPR&D costs related to the acquisition that will not recur.
e.	Interest income/expense for the three months ended March 31, 2005 relating to the BRC loan receivable/IMPCO loan payable.
f.	Includes $1,016 recognized by IMPCO on an equity basis as share in earnings of BRC for the three months ended March 31, 2005.
g.	Tax effect of pro forma adjustments at 37.25%
h.	Assumes the 5,098,284 shares of IMPCO common stock issued on March 31, 2005 to the previous owners of BRC as partial consideration for the 50% ownership in BRC were issued on January 1, 2005.
i.	Assumes that 40% of 4,600,000 or 1,840,000 shares of IMPCO common stock issued in the February 4, 2005 equity offering, the proceeds of which were paid to the previous owners of BRC as partial consideration for the 50% equity ownership, were issued on January 1, 2005.

The pro forma adjustments include (i) the amortization of step-up in value of the second 50% acquired assets and the related tax effect using BRC’s statutory tax rate of 37.25%; and (ii) the removal $1.3 million or 50% share in earnings of BRC that IMPCO recognized on an equity basis in IMPCO’s historical results for the first three months ended March 31, 2005. The pro forma presentation excludes $0.2 million in non-recurring in-process research and development (“IPR&D”) costs from the BRC acquisition. The pro forma results shown are not indicative of the annual results to be expected of the combined entity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

Business Overview

We design, manufacture and supply alternative fuel products and systems to the transportation, industrial and power generation industries on a global basis. Our components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas, for use in internal combustion engines. Our products improve efficiency, enhance power output and reduce emissions by electronically sensing and regulating the proper proportion of fuel and air required by the internal combustion engine. We also provide engineering and systems integration services to address our individual customer requirements for product performance, durability and physical configuration. For more than 48 years, we have developed alternative fuel products. We supply our products and systems to the market place through a global distribution network of hundreds of distributors and dealers in 70 countries and 120 original equipment manufacturers, or OEMs.

We classify our business into three business segments: U.S. Operations, International Operations, and BRC Operations, which we refer to as BRC. Our U.S. Operations sells products, including complete certified engines, parts and conversion systems, for applications in the transportation, material handling, stationary and portable power generator and general industrial markets. International Operations includes our operations in Australia, the Netherlands, India and Japan, and provides distribution for our products, predominantly from U.S. Operations and some product assembly. Our BRC operations sell predominantly transportation-related products worldwide. As of December 31, 2004, we no longer consolidated our operations in Mexico and India as part of International Operations. Since we have 50% ownership in these entities and lack effective control over their operations, during 2005 we accounted for these operations using the equity method of consolidation. We are also in the process of converting our joint ventures in India and Egypt into independent disributorships in order to decrease administrative costs of maintaining the joint ventures while continuing to sell our products in these markets. We included the results of BRC’s operations with our consolidated results beginning with the second quarter of 2005 and its balance sheet as of March 31, 2005.

We recognize revenue for product sales when title is transferred, ordinarily when products are shipped, and when management is reasonably assured of collectibility. We provide for returns and allowances as circumstances and facts require.

Net revenue for the three months ended March 31, 2006 increased by approximately $31.1 million to $56.1 million from $25.0 million for the same period in 2005. Net income for the three months ended March 31, 2006 was $3.7 million, or $0.12 per diluted share, as compared to a net loss of $2.2 million, or $0.10 per diluted share, for the same period in 2005. We attribute the increase in revenue to the consolidation of BRC revenues beginning April 1, 2005 resulting from the acquisition of the remaining 50% of BRC on March 31, 2005. The net income for the first quarter of 2006 was primarily due to higher revenue and margins partially offset by the recognition of costs for stock based compensation of $0.2 million in the first quarter of 2006. In addition, the net loss for 2005 included compensation expense of $1.8 million related to the modification of previously granted, unexercised stock options for the former chief executive officer and a former vice-president and chief operating officer.

The company’s business is subject to seasonal influences. In particular, net sales and operating income in Europe and the United States are typically lower during the third and fourth quarters of the year. Therefore, operating results for any quarter are not indicative of the results that may be achieved for any subsequent quarter or for a full year.

Net loss was $10.7 million on revenue of approximately $174.5 million in 2005 as compared to net loss of $15.9 million on revenue of approximately $118.3 million in 2004.

The net loss for 2005 includes additional valuation allowance for deferred taxes of approximately $10.9 million, which effectively wrote off the remaining balance in deferred tax assets in the United States and $2.2 million of additional compensation expenses in connection with the extension of the terms of options issued to our former Chief Executive Officer and former Chief Operating Officer for International Operations. We also recorded additional provision for slow moving inventory and uncollectible accounts totaling $0.4 million in our Mexico operation reflecting the declining level of business in that market. During the fourth quarter of 2005, we recorded an impairment charge of approximately $1.0 million for our equity investment in our 50%-owned affiliate in Mexico, IBMexicano. We do not believe that there will be adequate cash flows generated from IBMexicano in the future to support its carrying value in our consolidated financial statements. As a result of the write-off of the investment, we will no longer include future losses of IBMexicano in our consolidated financial statements. Anticipating the closure and liquidation of our wholly owned subsidiary in Mexico in the first half of 2006, we wrote off the cumulative foreign currency translation adjustment of $0.5 million which had been previously deferred during the course of consolidating our wholly owned Mexico subsidiary. These losses in 2005 were partially offset by a strong operating performance by our BRC Operations in which revenue on a twelve month basis were $94.5 million or 61.3% higher than 2004 revenue and net income was $10.4 million or 225.0% higher over the same period. Our share in these earnings was $1.6 million and $9.0 million during 2004 and 2005, respectively, or an increase of $7.4 million. BRC also recorded a $2.2 million transaction gain in currency fluctuations between the dollar and the euro during 2005. We cannot predict nor assure readers that the 2005 operating performance of BRC or the favorable movements in foreign exchange will continue into 2006 or be as favorable for future reporting periods or fiscal years.

Net loss for the year ended December 31, 2004 of $15.9 million included a loss on the extinguishment of debt of $6.8 million on the payoff of the Bison Loan in December 2004; increase in the valuation allowance for deferred tax assets of $9.1 million; write-off of goodwill totaling $2.8 million for reduction of business in Japan and Mexico; a change in accounting estimate for excess and obsolete inventories resulting in a charge of $1.3 million; additional costs incurred for preparation and auditing for Sarbanes-Oxley Act of 2002 of approximately $0.6 million; and severance costs of personnel reductions of approximately $0.8 million in conjunction with the board approved transition plan for the integration of IMPCO and BRC.

Net loss for the year ended December 31, 2003 of $6.9 million was primarily due to the continuing negative impact on the US and international markets of the economic reductions resulting from the events of September 11, 2001. The industrial and transportation markets worldwide are beginning to approach the level of economic activity prior to that event.

Recent Developments

Business Acquisition

In a series of related transactions between October 2, 2002 and July 29, 2003, we acquired 50% of BRC’s equity from two of its founders, Mariano Costamagna and Pier Antonio Costamagna. The aggregate price for the purchase of the initial 50% equity interest including other direct expenses of $1.6 million was approximately $25.5 million. On October 22, 2004, we entered into an agreement to purchase the remaining 50% equity interest from those same individuals using a combination of cash and stock. On March 10, 2005, our stockholders approved the issuance of 5,098,284 shares of our common stock to be used as part of the purchase price for the acquisition of the 50% remaining ownership of BRC. The BRC purchase transaction was completed and closed on March 31, 2005. The terms of the transaction include a cash payment of approximately $10.0 million and an issuance of 5,098,284 shares of our common stock. We assigned a value of approximately $29.3 million to the common stock issued based on a price of $5.74 determined by the weighted average closing price of our common stock for the three days prior to and following the acquisition announcement date of October 22, 2004. Including other direct costs of approximately $1.5 million, the aggregate amount paid for the remaining 50% of BRC was approximately $40.8 million. Based on the last reported sale of our common stock as of March 24, 2005 of the value of the consideration received by the founders was approximately $36.3 million.

Equity Offering

On February 4, 2005, we sold 4,000,000 shares of our common stock as part of a public offering to investors and realized net proceeds of approximately $20.9 million inclusive of approximately $1.0 million of issuance expenses. On February 11, 2005, the underwriters exercised their over-allotment option and we sold an additional 600,000 shares from which we received additional net proceeds of approximately $3.2 million. Approximately $10.0 million of the proceeds from the public offering were placed in an escrow account for use as partial consideration in the acquisition of the remaining 50% ownership of BRC.

Management Transition

Effective January 1, 2005, Mariano Costamagna, the principal executive officer of BRC became our new Chief Executive Officer and President, and on the same date, Mr. Robert Stemmler, the former Chairman of the Board of Directors, resigned as our Chief Executive Officer, a position he had occupied since May 1993. On April 6, 2005, Mr. Stemmler also resigned from the board of directors, effective May 3, 2005. Mr. Stemmler had been a director since May 1993 and the Chairman of the Board of Directors since June 1998. Mr. Stemmler became a full time employee consultant to support the transition to a new Chief Executive Officer until March 17, 2005, when his consulting relationship was changed. Pursuant to his consulting agreement, Mr. Stemmler was to serve as a consultant through April 30, 2005. On March 11, 2005, we entered into a revised employee consulting agreement with Mr. Stemmler pursuant to which he will perform duties assigned to him by Mariano Costamagna from March 11, 2005 through March 31, 2007.

On April 7, 2005, Nickolai A. Gerde resigned as our Vice President of Finance, Chief Financial Officer and Treasurer. On May 18, 2005, Thomas M. Costales was appointed interim Chief Financial Officer and Treasurer, a position he previously held from 1995 to 2000. On September 20, 2005, Mr. Costales was appointed Chief Financial Officer and Treasurer.

Relocation of Research and Development Facility

On March 18, 2005, we announced our intention to close our Seattle facility and relocated key technical personnel to other IMPCO facilities. On July 7, 2005, we received approval from the landlord of the Seattle facility to proceed with an agreement to sublease the facility for the remainder of the lease term through September 2011. We did not assume any additional liability under the sublease agreement that we had not already assumed under the master lease agreement with the landlord. We exited the facility on August 1, 2005 and recorded approximately $1.5 million in accelerated amortization expense for leasehold improvements, and furniture and fixtures. During 2005, we incurred approximately $0.5 million in additional expenses related to the closure of the Seattle facility, of which approximately $0.4 million represented cash outflows.

Relocation of North American Headquarters

On September 6, 2005, we signed an agreement to sublease a 108,000 square foot building, including 20,000 square feet of office space, located in Santa Ana, California, for a term of 13 years beginning September 1, 2005. We relocated our combined corporate headquarters and U.S. manufacturing operations from our location in Cerritos, California, to the Santa Ana facility in April 2006. We believe the new location has sufficient space to modernize and consolidate most of our North American production and component engineering facilities. We are planning to install new state-of-the-art production lines, machining, and test equipment in the Santa Ana facility. We are also planning to relocate some of our current U.S. production lines to our BRC facility in Cherasco, Italy. As a global leader in the alternative fuels marketplace, our strategy is to use the improved efficiencies, capabilities and capacity to position us to better serve our markets and to take advantage of new products and new markets.

The annual rent for the Santa Ana facility is $0.7 million, which is set to increase 3% every year pursuant to the terms of the agreement. The terms of the agreement also include rent abatement for the first three months, subject to certain conditions. We recognized approximately $0.7 million in expenses during 2005, consisting of approximately $0.1 million for accelerated amortization of leasehold improvements and furniture and fixtures, approximately $0.2 million for the recognition of incremental rent expense for the Santa Ana facility prior to the planned exit of the Cerritos facility and the fair value of the remaining lease obligation of the Cerritos facility of approximately $0.4 million. During 2005, we incurred approximately $0.3 million in cash outflows including approximately $0.2 million in leasehold improvements in the new facility. In connection with this relocation, we recognized approximately $0.2 million in expenses in the first quarter of 2006, consisting of the recognition of incremental rent expense for the Santa Ana facility prior to the planned exit of the Cerritos facility. During the first quarter of 2006, we incurred approximately $1.1 million in cash outflows including approximately $0.9 million in leasehold improvements in the new facility.

Closure and Liquidation of Operations in Mexico

In the fourth quarter of 2005, we determined that we should consider the liquidation of our Mexico joint venture IBMexicano and have agreed with our 50% joint venture partner to wind-down the business. We intend to continue to sell in the Mexico market through independent distributors. As a result, we recorded an impairment charge of approximately $0.9 million, to write-off our investment in IBM. During the first half of 2006, we also plan to close our wholly owned Mexico subsidiary, IMPCO Mexicano. As a result, during 2005 we recorded approximately $1.3 million in additional inventory reserves and allowance for doubtful trade and related party receivables.

In conjunction with our 50% partner in the IBMexicano joint venture, we expect to close and liquidate the assets of IBMexicano prior to the end of the second quarter of 2006. Cash proceeds, or net realizable value, from this closure will be used to settle remaining related party receivables of approximately $1.4 million on our consolidated balance sheet at December 31, 2005.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to bad debts, goodwill, taxes, inventories, warranty obligations, long-term service contracts, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition.

We recognize revenue for product sales when title is transferred, ordinarily when products are shipped and when management is reasonably assured of collectibility. Furthermore, we recognize revenue for product sales when persuasive evidence of an arrangement, such as agreements, purchase orders or written requests, exist; delivery has been completed and no significant obligations remain; our price to the buyer is fixed or determinable; and collection is probable. The costs of shipping and handling, when incurred, are recognized in the cost of goods sold. We provide for returns and allowances as circumstances and facts require.

Allowance for Doubtful Accounts.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Research and Development.

We expense all research and development when incurred. Equipment used in research and development with alternative future uses is capitalized.

Warranty.

We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability may be required. We believe that our warranty experience is within the industry norms. Our standard warranty period is 18 months from the date of manufacture. The warranty obligation on our certified engine products can vary from three to five years depending on the specific part and the actual hours of usage. During the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005 and 2006, we recorded additional warranty reserves of $0.7 million, $1.1 million, $0.1 million and $0.3 million, respectively.

Inventory Reserves.

We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. During the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005 and 2006, we recorded inventory reserves of $1.8 million, $2.6 million, $0.2 million and $0.3 million respectively.

Goodwill.

We operate wholly-owned and majority-owned subsidiaries. We record goodwill at the time of purchase for the amount of the purchase price over the fair values of the assets and liabilities acquired. Future adverse changes in market conditions or poor operating results of underlying investments could result in losses or an inability to recover the carrying value of the goodwill, thereby possibly requiring an impairment charge in the future. During 2004, we recorded a $2.8 million impairment loss of goodwill for our operations in Mexico and Japan. During 2005 we acquired new goodwill of approximately $28.0 million in connection with the completion of the acquisition of BRC. Approximately $11.6 million of this goodwill was acquired in the first 50% acquisition of BRC in 2003 and classified on the balance sheet as part of investment in affiliates until March 31, 2005 when it was classified as part of goodwill on the balance sheet. During 2005 and the first quarter of 2006, there was no impairment to goodwill.

Intangible Assets.

We amortize intangible assets acquired if they are determined to have definite useful lives. Certain intangible assets, such as acquired technology and trade names, are amortized on a straight-line basis over their estimated reasonable useful lives. Certain other intangible assets such as customer relationships are amortized using an accelerated method since the value of customer relationships is expected to decline at a faster rate. During 2005, we acquired approximately $12.5 million in intangible assets in connection with the acquisition of the remaining 50% of BRC on March 31, 2005 and recorded related amortization expense during 2005 and in the three months ended March 31, 2006 of approximately $1.3 million and $0.4 million, respectively. Based on the current facts and circumstances, the amortization expense expected to be recorded in 2006 and 2007 will be approximately $1.7 million per year.

Deferred Taxes.

Based upon the substantial net operating loss carryovers and expected future operating results, we conclude that it is more likely than not that substantially all of the deferred tax assets at December 31, 2005 may not be realized within a three year period. Consequently, the Company recorded an increase of $10.4 million to the valuation allowance for these deferred tax assets in 2005. The balance of the total valuation allowance was $46.0 million as of December 31, 2005. In addition, we expect to provide a full valuation allowance on future tax benefits realized in the United States until we can sustain a level of profitability that demonstrates our ability to utilize the assets.

Foreign Currency Agreements.

We recognize changes in the fair value of a foreign currency agreement as a component of other income and expense on the consolidated statement of operations, unless the agreement qualifies under hedge accounting. If hedge accounting applies, changes in the fair value of the hedging agreement would be deferred as a component of stockholders’ equity. We also record foreign currency transaction gains and losses as other income and expense on the condensed consolidated statement of operations.

Results of Operations

Three Months Ended March 31, 2005 and 2006

The following table sets forth our revenue and operating income (in thousands):

	Revenue		Operating Income/(Loss)
	Three Months Ended March 31,		Three Months Ended March 31,
	2005	2006	2005	2006
U.S. Operations	$20,009	$20,288	$1,857	$3,267
BRC Operations (1) (2)	—	31,530	(75)	5,592
International Operations	8,170	8,012	842	1,146
Corporate Expenses (3) (4)	—	—	(4,760)	(2,896)
Intersegment Elimination	(3,174)	(3,749)	(48)	(281)

Total	$25,005	$56,081	$(2,184)	$6,828

(1)	The company consolidated BRC’s income statement beginning with April 1, 2005. During the three months ended March 31, 2005, IMPCO accounted for BRC on an equity basis and included its 50% share in BRC’s net income of approximately $1.3 million in IMPCO’s net loss.
(2)	Includes $0.1 million of in-process R&D expense for the three months ended March 31, 2005 relating to the acquisition of BRC.
(3)	Represents corporate expense not allocated to any of the business segments.
(4)	For the three months ended March 31, 2005, includes $2.2 million for compensation, lifetime medical benefits and for modifications to previously granted stock option awards to two former executive officers of IMPCO.

Revenue increased approximately $31.1 million, or 124%, to $56.1 million in the first quarter of 2006 from $25.0 million in the first quarter of 2005. The increase of the first quarter of 2006 over the first quarter of 2005 was due to the consolidation of BRC revenue beginning April 1, 2005 resulting from the acquisition of the remaining 50% of BRC on March 31, 2005.

Operating income increased during the first quarter of 2006 by approximately $9.0 million, or 413%, from a $2.2 million operating loss in the first quarter of 2005 to $6.8 million operating income in the first quarter of 2006. The increase in operating income was due to the consolidation of BRC operating results beginning April 1, 2005 resulting from the acquisition of the remaining 50% of BRC on March 31, 2005 and decrease in cost of revenue for U.S. Operations and International Operations. In addition, the first quarter of 2005 included the recognition of $2.2 million in costs for compensation, medical benefits and previously-granted stock options for a currently employed, former chief executive officer and a currently employed former vice president and chief operating officer.

U.S. Operations. For the three months ended March 31, 2006, revenue increased by approximately $0.3 million, or 1% as compared to the same period in the prior year. The increase in sales during the first quarter of 2005 was due primarily to a $1.4 million increase in the industrial market partially offset by a $1.1 million decrease in the transportation market.

For the three months ended March 31, 2006, operating income increased by approximately $1.4 million, or 76% as compared to the same period in 2005. The increase was mainly due to a $0.7 million decrease in cost of revenue and an decrease of $0.7 million in operating expenses attributed primarily benefits realized from cost reductions implemented in 2005.

International Operations. For the three months ended March 31, 2006, revenue decreased by approximately $0.2 million, or 2%, as compared to the same period in the prior year. The decrease in revenue during the first quarter of 2006 was caused primarily due to a $0.4 million decrease in revenue from the industrial market partially offset by an increase of $0.2 million in revenue from the transportation market.

For the three months ended March 31, 2006, operating income increased by approximately $0.3 million, or 36%, as compared to the same period in the prior fiscal year. The decrease for the three-month period was mainly due to the decrease in cost of revenue of $0.1 million and by $0.2 million in lower operating expenses.

Corporate Expenses. Corporate expenses consist of general and administrative expenses at the corporate level to support our business segments in areas such as executive management, finance, human resources, management information systems, legal services and investor relations. Corporate expenses for the three months ended March 31, 2006 were $2.9 million or $1.9 million lower than the same period of 2005. The decrease was primarily due to the recognition of expense in the first quarter of 2005 consisting of $0.4 million for compensation costs, paid lifetime medical benefits for the former CEO and spouse and approximately $1.8 million in compensation expense related to 1.3 million stock options granted in prior fiscal years to the former officers outstanding at March 31, 2005.

Interest Expense. Net interest expense for the three months ended March 31, 2006 was approximately $0.1 million compared to net interest expense of approximately $0.3 million for the corresponding period of 2005, or a decrease of $0.2 million, or 44%.

Income in Unconsolidated Affiliates. Since our acquisition of the initial 50% of BRC in July 2003, we accounted for BRC’s operating results using the equity method where we recognized 50% of the earnings of BRC in our financial statements. During the first quarter of 2005, we continued this accounting treatment until we completed the acquisition of the remaining 50% of BRC on March 31, 2005. For periods following March 31, 2005, we fully consolidated the results of BRC and eliminate all intercompany transactions. During the first quarter of 2005, we recognized income of approximately $1.1 million, net of an elimination of an intercompany gain of $0.2 million, based on $2.6 million of income reported by BRC. In addition to our share in the earnings of BRC, we recognized our share in the losses of our 50% owned joint ventures in Mexico and India and recorded amortization expense of approximately $0.1 million of the step-up in the fair value of the fixed assets of BRC acquired in connection with the initial 50% acquisition in 2003.

Provision For Income Taxes. Income tax expense for the first quarter of 2006 was approximately $2.7 million for the international entities based on an effective tax rate of 45%. U.S. Operations did not recognize a net tax expense during the first quarter of 2006 since we utilized net operating loss carryforwards to offset the taxable income. We expect to reduce the valuation allowance if we are profitable or provide a full valuation allowance on future tax benefits realized in the United States if we have additional losses until we can sustain a level of profitability that demonstrates our ability to utilize the assets. We will continue to evaluate the recoverability of the deferred tax assets at each quarter throughout the remainder of 2006. Income tax expense for the first quarter of 2005 was approximately $0.3 million for the international entities based on an effective tax rate of 44%. U.S. Operations did not recognize a net tax expense during the first quarter of 2005.

Years Ended December 31, 2004 and 2005

The following table sets forth our revenue and operating income (in thousands):

	Revenue
	Years Ended December 31,
	2004	2005
U.S. Operations	$92,430	$81,871
International Operations	37,672	28,171
BRC Operations (1)	—	74,656
Intersegment Elimination	(11,810)	(10,159)

Total	$118,292	$174,539

	Operating (Loss) Income
	Years Ended December 31,
	2004	2005
U.S. Operations	$7,235	$5,697
International Operations	(176)	1,505
BRC Operations (2) (3) (4)	—	8,740
Corporate Expenses (5)	(8,105)	(11,395)
Intersegment Elimination	(14)	(5)

Total	$(1,060)	$4,542

(1)	Includes BRC revenue for the nine months ended December 31, 2005.
(2)	Includes BRC operating income for the nine months ended December 31, 2005.
(3)	Includes $0.1 million in-process R&D expense related to the acquisition of BRC.
(4)	Includes approximately $1.3 million in amortization expense for intangible assets acquired from BRC.
(5)	Represents corporate expenses not allocated to any of the business segments.

The following tables set forth our product revenue by application and by geographical areas across all reporting segments for fiscal years 2004 and 2005 (in thousands):

	Years Ended December 31,
Revenues:	2004		2005
Industrial	$91,341	77.2%	$83,715	48.0%
Transportation	26,951	22.8%	90,824	52.0%

Total	$118,292	100.0%	$174,539	100.0%

	Years Ended December 31,
Revenues:	2004		2005
North America	$65,206	55.0%	$59,826	34.3%
Europe	29,519	25.0%	87,689	50.2%
Asia & Pacific Rim	14,258	12.1%	19,319	11.1%
Latin America	9,309	7.9%	7,705	4.4%

Total	$118,292	100.0%	$174,539	100.0%

Total revenue increased approximately $56.2 million, or 47.5%, to $174.5 million in 2005 from $118.3 million in 2004. The increase in revenue for 2005 was the result of $74.7 million of BRC revenue recorded during the nine month-period from April 1, 2005 to December 31, 2005, offset by a decline of $10.6 million, in revenue from our U.S. Operations and a $9.5 million decline in International Operations. The decline in the U.S. Operations revenue was due to the end of an OEM program and a leveling off of shipments of our certified engine packages and fuel systems that were the primary source of revenue growth in 2004. In International Operations, revenue declined primarily due the reorganization of our Mexico and India operations in December 2004, and as such, these operations were consolidated in 2005 under the equity method. Revenue in the transportation market segment increased in 2005 by $63.9 million, or 236.7%, due to the inclusion of BRC, which serves the transportation market exclusively. The industrial market declined by $7.6 million, or 8.3%, due primarily to the end of an OEM program and reduced level of shipments of certified engines in U.S. Operations.

Total operating income increased by $5.6 million or 528.1% to $4.5 million in 2005 from an operating loss of $1.1 million in 2004. The increase in operating income was due to the $56.2 million increase in revenue offset by a $35.4 million increase in cost of revenue and a $15.2 million increase in operating expenses. The higher revenue and expense are attributable to the inclusion of BRC in our consolidated results.

U.S. Operations. During 2005, revenue decreased by approximately $10.6 million, or 11.4%, to $81.9 million, from $92.4 million during the same period in the prior year. The decrease in revenue during 2005 was primarily due to a $5.6 million decrease in revenue from our industrial market segment and a $5.0 million decrease in revenue from our transportation market segment. During 2004, revenue from our industrial market segment increased significantly due to shipments of our certified engine systems to customers required to comply with the EPA regulations effective January 1, 2004 that imposed more stringent emissions requirements on certain “off-road” vehicles. During 2005, shipments of our certified engine systems into distribution were lower than during the same period in the prior year because the initial demand for certified engines was met during 2004. The decline in our transportation market segment revenue is primarily due to the completion of a vehicle conversion program in 2004 that did not recur in 2005.

For 2005, U.S. Operations recorded operating income of $5.7 million compared to operating income of $7.2 million during the same period in the prior year. Operating income was lower in 2005 due to $10.6 million in lower revenue and $1.3 million in higher operating expenses primarily due to the $1.5 million in accelerated amortization of leasehold improvements at the closed Seattle facility.

International Operations. Revenue decreased by approximately $9.5 million, or 25.2%, to $28.2 million in 2005 from $37.7 million during the same period in the prior year. The decrease in revenue during 2005 was primarily due to the reduction in our ownership in Mexico and India to 50%, as we changed to the equity method to recognize the results of operations in these countries.

For 2005, operating income increased by approximately $1.7 million to $1.5 million from an operating loss of $0.2 million during the same period in 2004. An $8.3 million decline in cost of revenue and a $2.9 million decline in operating expenses in 2005, offset by the $9.5 million decrease in revenue contributed to the increase in operating income. Operating expenses in 2005 included a $0.9 million increase in the allowance for doubtful accounts related to a receivable from our 50% owned Mexico joint venture, which we expect to liquidate, and $0.4 million in additional inventory reserves for obsolete returned equipment our Mexico operations.

BRC Operations. BRC Operations became a business segment of our business in the second quarter of 2005. BRC’s revenue and operating income for the nine months ended December 31, 2005 were approximately $74.7 million and $8.7 million, respectively, including approximately $1.8 million in amortization and depreciation expenses related to intangible assets and step-up in fair value of fixed assets acquired in the acquisition of the remaining 50% of BRC.

We completed the purchase price allocation of the BRC acquisition in the fourth quarter of 2005 and allocated approximately $12.5 million and $5.1 million to intangible assets and fixed assets, respectively, with estimated useful lives ranging from seven to eleven years for the intangible assets and five to eight years for the fixed assets. For 2005, we recorded amortization expense of approximately $1.3 million for the intangible assets and approximately $0.5 million for depreciation of the step-up in fair value of fixed assets. In future years, the amount of amortization and depreciation will vary due to future changes to the remaining useful lives, movements in the exchange rate between the U.S. dollar and the euro, and the use of an accelerated amortization schedule for the fair value allocated to customer relationships; however, we estimate that the amount of combined amortization and depreciation during 2006 and 2007 will be approximately $2.4 million and $2.3 million, respectively.

Corporate Expenses. Corporate expenses consist of general and administrative expenses that support our business segments in areas such as executive management, finance, human resources, management information systems, professional legal and accounting services, and investor relations. Corporate expenses for the fiscal year ended December 31, 2005 were approximately $11.4 million compared to approximately $8.1 million in the prior year. Higher corporate expenses were incurred due to additional compensation expense and benefits of $2.2 million related to two of our former officers, and $1.6 million in increased outside professional fees related to our filings with the SEC and our compliance under the Sarbanes Oxley Act of 2002.

Interest Expense. Net interest expense for 2005 was approximately $0.7 million compared to approximately $5.5 million for 2004, a decrease of $4.8 million, or 87.3%. This decrease is due primarily to the prepayment of the Bison loan in December 2004 for $22.0 million, which included a prepayment penalty of $1.0 million and accrued interest of $1.0 million. Interest costs in 2004 under the Bison loan were approximately $4.9 million and the interest rate in December 2004 was 18.75%. In December 2004 and prior to the remaining 50% acquisition of BRC, we concluded a loan agreement with MTM, SrL, a wholly-owned subsidiary of BRC, in which we borrowed $22.0 million to effectively prepay the Bison Loan. Interest costs under this loan agreement are determined based on the 3-month EURIBOR plus 1.5%, which totaled approximately 3.7% at December 31, 2004 and at March 31, 2005. Beginning with March 31, 2005, we consolidate BRC and consequently we eliminate the MTM loan upon consolidation. In December 2004, MTM borrowed approximately $11.8 million from Unicredit Banca Medio Credito SpA. and is required to make quarterly payments over a 5 year period of approximately $0.6 million. Interest expense under this loan agreement is based on the 3-month EURIBOR plus 1%, or 3.2% at December 31, 2004 and 4% at December 31, 2005. Interest expense recorded under the MTM loan for the nine months ended December 31, 2005 was approximately $0.3 million.

Other Income and Expense. In connection with the MTM loan and the foreign exchange agreement by BRC during the first quarter of 2005 for the purpose of hedging the quarterly payments due under the MTM loan, we recognized in other income and expense unrealized foreign exchange gains and losses with respect to “mark to market” of the MTM loan balance, and gains and losses with respect to the fair value determination of the related foreign agreement because the agreements did not qualify for hedge accounting. In the nine months ended December 31, 2005, we recognized approximately $2.9 million in unrealized gains on foreign exchange in connection with the MTM loan between the U.S. dollar and the euro (consisting of $2.3 million recorded in other income and $0.6 million recorded in equity in earnings from unconsolidated subsidiaries) offset by a recognized loss on the foreign currency agreement of approximately $0.7 million.

We routinely conduct transactions in currencies other than our reporting currency, the U.S. dollar. We cannot estimate or forecast the direction or the magnitude of any foreign exchange movements with any currency that we transact in; therefore, we do not measure or predict the future impact of foreign currency exchange rate movements on our consolidated financial statements.

Income in Unconsolidated Affiliates. For 2004 and 2005, we recognized income of approximately $1.2 million and $1.1 million, respectively, as our share in the income of unconsolidated affiliates. Prior to the second quarter of 2005, we recognized our share in the earnings of BRC, and, accordingly, we recorded income of approximately $1.3 million in the first quarter of 2005. During the remainder of 2005, we fully consolidated BRC and did not record any income in this account. During the fourth quarter of 2005, we recognized an impairment loss of our 50% investment in IBMexicano in the amount of approximately $0.9 million and a loss in MIL of approximately $0.1 million. During 2005, we recognized our share in the losses of IBMexicano in the amount of $0.1 million. During 2004, we recognized income of $1.2 million for our share in the earnings of BRC and $0.2 million in losses for the write-off of investments in Egypt and China.

Provision For Income Taxes. In 2005, the estimated effective annual tax rate was 319.2% compared to 17.5% for the prior year. The increase from prior year is predominantly attributed to the valuation allowance recorded in 2005 and increase in foreign tax due to an increase in permanent differences. During 2005, we recognized a tax provision for approximately $14.0 million as compared to $2.3 million in the prior year. In 2004 and 2005, for the U.S. Operations, we recorded an increase in the valuation allowance for deferred taxes of approximately $9.1 million and $10.4 million, respectively, to reserve the carrying value of net deferred tax assets because we determined that the likelihood of recoverability of the net deferred tax asset was less than the “more likely than not” threshold as defined by SFAS No. 109, Accounting for Income Taxes.

Years Ended December 31, 2003 and 2004

The following table sets forth our revenue and operating income (in thousands):

	Revenue
	Years Ended December 31,
	2003	2004
U.S. Operations	$51,951	$92,430
International Operations	36,107	37,672
Intersegment Elimination	(13,318)	(11,810)

Total	$74,740	$118,292

	Operating Loss
	Years Ended December 31,
	2003	2004
U.S. Operations	$4,549	$7,235
International Operations	1,589	(176)
Corporate Expenses (1)	(6,992)	(8,105)
Intersegment Elimination	373	(14)

Total	$(481)	$(1,060)

(1)	Represents corporate expense not allocated to any of the business segments.

The following table sets forth our product revenue by application and geographic areas across all reporting segments for 2003 and 2004 (in thousands):

	Years Ended December 31,
Revenue:	2003		2004
Industrial	$45,217	60.5%	$91,341	77.2%
Transportation	29,523	39.5%	26,951	22.8%

Total	$74,740	100.0%	$118,292	100.0%

	Years Ended December 31,
Revenue:	2003		2004
North America	$32,053	42.9%	$65,206	55.1%
Europe	21,724	29.1%	29,519	25.0%
Asia & Pacific Rim	9,223	12.3%	14,258	12.0%
Latin America	11,740	15.7%	9,309	7.9%

Total	$74,740	100.0%	$118,292	100.0%

Revenue increased $43.6 million, or 58.3%, to $118.3 million in 2004 from $74.7 million for 2003. U.S. Operations revenue increased by $40.5 million, or 77.9%, from $52.0 million to $92.4 million over the same period. International Operations increased by $1.6 million, or 4.3%, from $36.1 million to $37.7 million. The increase in revenue for U.S. Operations was in the industrial segment and was attributable to shipments of the

Spectrum product line that was launched in the fourth quarter of 2003. The Spectrum product line is designed to address more stringent EPA emission standards impacting certain “off-road” vehicles such as industrial forklifts and other similar industrial equipment. Revenue declined in the transportation market segment by $2.6 million, or 8.7%, from $29.5 million in 2003 to $26.9 million in 2004. This decline was attributed primarily to the Mexican market where potential legislation existed during most of 2004 that would impose additional excise taxes on gaseous-fueled vehicles.

Operating income decreased by $0.6 million, or 120.4% from $0.5 million loss in 2003 to $1.1 million loss in 2004. Operating income was adversely impacted by $1.8 million in additional inventory reserves for slow-moving inventory primarily related to reduced expectations in Mexico and Japan that we believe will cause a portion of our inventory to turn slower than our previous estimates. Operating income was also negatively impacted by the recognition of additional credits for payment incentives in Mexico and product mix of approximately $0.6 million. Operating expenses were negatively impacted by new costs related to our compliance with the Sarbanes-Oxley Act of 2002, or the Act, which required that we provide an assessment of our internal financial controls, subject to an audit by our independent auditors. Costs incurred to comply with Section 404 of the Act were approximately $0.6 million primarily in outside professional fees and consultant fees. We recognized termination costs of $0.8 million anticipating the merger of IMPCO and BRC in 2005 and increased warranty reserves by $0.7 million to reflect more current information regarding customer returns on the new engine systems product line. We also recognized an impairment loss for goodwill of approximately $2.8 million as a result of a change in the strategic direction in Mexico as well as due to reduced revenue expectations for the operations in Japan.

U.S. Operations. Revenue increased $40.5 million, or 77.9%, to $92.4 million in 2004 from $52.0 million for 2003. The significant increase in revenue is attributable to shipments of the Spectrum product line that was launched in the fourth quarter of 2003.

Operating income increased by $2.7 million, or 59.0% from a profit of $4.5 million in 2003 to $7.2 million profit in 2004. Operating income increased $3.6 million primarily due to increased revenue of $40.5 million partially offset by an increase in cost of revenue of $36.9 million. In addition, R&D and SG&A expenses increased $0.9 million as compared to 2003. Operating income was adversely impacted by $1.3 million in additional inventory reserves for slow-moving inventory related to reduced expectations in Mexico and Japan that we believe will cause a portion of our inventory to turn slower than our revised inventory policy. We recognized an increase in the excess and obsolescence reserve in the fourth quarter of 2004 in the amount of $1.3 million primarily due to the changes in the foreign markets that are served by the U.S. Operations (production) and changes in the U.S. market towards certified engine systems and away from component sales through distribution. The factors that led us to take a charge for obsolescence were: (1) the determination during the fourth quarter as part of our annual planning process that the level of intercompany shipments to foreign subsidiaries was expected to decline during 2005 due to changes in market conditions in the foreign markets; (2) reduced demand for the core IMPCO products produced in the United States for worldwide distribution, as a result of which, a reduction in the production workforce was made in November 2004; and (3) anticipated product mix change from the initiatives to complete the acquisition of BRC and management’s plans to integrate IMPCO’s and BRC’s operations. Operating income was also negatively impacted by increases in the reserve allowance for bad debt of $0.4 million due to the settlement of U.S. invoicing issues and approximately $0.4 million in additional warranty reserves.

International Operations. Revenue increased $1.6 million, or 4.3%, to $37.7 million in 2004 from $36.1 million for 2003. Revenue increased primarily in our Dutch and Indian subsidiaries by a total of $3.2 million and were partially offset by a decline of $2.8 million in Mexico.

Operating income decreased by $1.8 million from a profit of $1.6 million in 2003 to a $0.2 million loss in 2004. The decrease in operating income was due primarily to an increase of R&D and SG&A expenses of $2.7 million partially offset by increased revenue of $1.6 million as compared to 2003. Operating income was negatively impacted by the $2.8 million goodwill impairment charge recognized as part of International Operations’ financial results for 2004 and additional credits for payment incentives for accounts receivable of $0.4 million and $0.2 million related to past due accounts receivables and product mix, respectively.

Corporate expenses. Corporate expenses consist of general and administrative expenses at the corporate level to support our business segments in areas such as executive management, finance, human resources, information systems, legal services and investor relations. Corporate expenses increased by approximately $1.1 million from $7.0 million in 2003 to $8.1 million in 2004. Approximately $0.6 million was related to our compliance with Section 404 of the Act in the form of outside professional fees and consultants. We incurred termination costs totaling approximately $0.5 million in response to a November 2004 transition plan approved by the Board of Directors to reduce redundant costs in anticipation of the BRC acquisition.

Interest Expense. We recognized interest expense of approximately $5.5 million in 2004 as compared to $4.0 million in 2003. On December 30, 2004, we prepaid the Bison Loan for a total of $22.0 million consisting of a principal payment of $20.0 million plus accrued interest of $1.0 million and a prepayment penalty of $1.0 million. Prior to the payoff of such loan, we incurred during 2004, approximately $4.9 million in interest expense related to Bison, of which approximately $2.3 million was cash interest expense. In December 2004, we were paying an effective interest rate of 18.75%.

Provision for Income Taxes. In 2004, the estimated effective annual tax rate was 17.5% compared to the previous year’s tax benefit rate of 14.7%. The effective tax rate represents the federal statutory income tax rate, state income taxes and foreign income taxes increased by the permanent differences adjustment and the valuation allowance. During 2004, we recognized a tax provision for approximately $2.3 million as compared to $0.7 million for 2003. During the fourth quarter of 2004, we performed an evaluation of the recoverability of the net deferred tax assets on the consolidated balance sheet and determined that we were more likely than not based on our expectations for future earnings that our future taxable income will more likely than not be sufficient to recover the current balance of $8.1 million over the next three years. Future adverse changes in market conditions, poor operating results and a decline in our projections about future profitability may affect our assessment about the adequacy of the reserve. In the event that we determine that it is more likely than not that we would be unable to realize any portion of the current balance, we would provide additional reserves (allowances) and recognize a charge against income in the period that such a determination is made.

Pursuant to Internal Revenue Code Sec. 382 and 383, certain changes in ownership structure (common stock issuances in the case of IMPCO) may partially or fully limit future use of net operating losses and tax credits available to offset future taxable income and future tax liabilities, respectively. We measured this factor for the year ended December 31, 2004 and believe that is less likely than not to limit us as described above. However, subsequent to 2004, we sold 4,600,000 shares of its common stock in a public offering for the purposes of providing the cash portion of the BRC purchase price and for working capital. In addition, on March 31, 2005, the BRC purchase transaction was closed, resulting in the issuance of 5,098,284 shares of our common stock. These common stock issuances, when measured against other historical common stock issuances and application to the Internal Revenue Code, may result in a limitation on our realization of deferred tax assets in the first quarter of 2005 or future periods.

Equity Share in Income (Losses) of Unconsolidated Affiliates. During 2004, we recognized a $1.2 million of income representing our share in the earnings of our unconsolidated affiliates as compared to an expense of $1.1 million during 2003. With respect to BRC, we recognized 50% of BRC’s 2004 earnings of approximately $3.1 million in the amount of approximately $1.6 million, offset by approximately $0.4 million in connection with the amortization of the cost differential related to the difference between the fair value and the carrying value of the net assets and liabilities on BRC’s balance sheet as of the acquisition date in July 2003. In 2004, we also recognized $46,000 expense in the 40% interest in Minda IMPCO Limited, which we refer to as MIL as compared to $0.1 million in 2003. In addition, we wrote-off our investments in joint ventures in China and Egypt where we had 51% and 50% equity interest, respectively, for a total amount of approximately $0.2 million.

Liquidity and Capital Resources

Our ongoing operations are funded by cash generated from operations, debt financings and sales of our equity securities. In addition, these sources of cash provide for capital expenditures and research and development, as well as to invest in and operate our existing operations and prospective new lines of business.

At March 31, 2006, our cash and cash equivalents totaled approximately $28.0 million, compared to cash and cash equivalents of approximately $27.1 million at December 31, 2005.

Credit Agreements

Currently, we are party to two significant credit agreements:

The first significant credit agreement is an asset-based revolving senior credit facility with LaSalle Business Credit LLC or LaSalle dated July 22, 2003, as amended. This revolving senior credit facility carries an interest rate per annum equal to prime plus 1.0%, which amounted to 8.25% at December 31, 2005 and 8.75% at March 31, 2006, and has a borrowing limit equal to 85% of our eligible accounts receivable plus the lesser of $4.5 million or 60% of our eligible inventory as measured from time to time, subject to reasonable reserves established by LaSalle in its discretion. This lender has a senior security interest in substantially all of our assets located in the United States. As of March 31, 2006 this facility carried a maximum borrowing limit of $9.0 million, of which $6.7 million was the actual borrowing capacity. At March 31, 2006 our outstanding balance under this senior credit facility was $4.8 million and approximately $1.9 million was available for borrowing as of that date. In accordance with one amendment dated March 29, 2005, the LaSalle senior credit facility was extended by one year and matures on July 18, 2007. Additionally, we agreed with LaSalle to amend the credit facility covenants in effect under the original agreement, and to replace or revise certain covenants related to: (1) our achievement of certain minimum levels of consolidated and U.S. EBITDA on a quarterly basis; (2) the quarterly consolidated and U.S. fixed charge coverage ratio covenant; (3) the quarterly consolidated and U.S. leverage ratio covenant; and (4) the U.S. and consolidated tangible net worth at December 31, 2004. In addition, we agreed to incorporate a new covenant that we maintain a minimum defined quarterly level of pre-tax income from both the U.S. and consolidated operations. At December 31, 2005, we were not in compliance with the U.S. pre-tax income covenant and the U.S. tangible net worth covenant as established within the Fourth Amendment. On March 28, 2006, we received a waiver from LaSalle that waived our non-compliance with the applicable covenants as of December 31, 2005. At March 31, 2006, we were not in compliance with the current U.S. pre-tax income covenant. On May 5, 2006, we received a waiver from LaSalle that waived our non-compliance with this covenant as of March 31, 2006. We believe we will not be in compliance with certain covenants in the second quarter of 2006 but are currently working with LaSalle to amend the covenants and plan to obtain a waiver from LaSalle that waives our non-compliance if the amendment is not completed for the second quarter of 2006.

The second significant credit agreement is the MTM loan pursuant to which we borrowed approximately $22.0 million from MTM on December 23, 2004. The proceeds of the MTM loan were used to retire approximately $22.0 million of our indebtedness to Bison Capital Structured Equity Partners, LLC, an amount that included a prepayment premium and accrued but unpaid interest. The MTM loan, which was guaranteed by Mariano Costamagna and his brother, Pier Antonio Costamagna, carries a rate equal to 1.5% above three-month EURIBOR per annum, which was 4.3% at March 31, 2006, provided that the rate will increase to 3.5% above three-month EURIBOR after and during the continuance of a default under the MTM loan agreement and to 6.5% above three-month EURIBOR on any unpaid portion of the loan outstanding 30 days after the maturity date of December 31, 2009. Beginning on April 1, 2005, the loan is being repaid in quarterly installments, each in the amount of not less than $0.65 million in the first two years, $0.8 million in the third year, $1.0 million in the fourth year and $1.15 million in the final year, with any remaining unpaid principal and interest to be repaid upon maturity. The MTM loan provides for automatic acceleration of the outstanding principal in case of a default due to nonpayment for more than 15 days after the date due or due to the termination of Mariano Costamagna as our Chief Executive Officer or a material breach of his employment agreement. The MTM loan also provides for acceleration of the MTM loan upon notice from MTM in case of any other default under the MTM loan. The MTM loan contains restrictive covenants limiting our ability to: terminate Mariano Costamagna as our Chief Executive Officer, with certain exceptions for termination upon Mr. Costamagna’s death, incur additional debt obligations (other than unsecured trade credit, capital leases and additional debt obligations pursuant to the LaSalle senior credit facility); merge, consolidate or sell our assets; purchase, retire or redeem our capital stock; and make capital expenditures in excess of $2.5 million in any fiscal year. At March 31, 2006, the amount owed under MTM loan was approximately $19.4 million and we were compliant with the covenants in the MTM loan and other related terms and conditions. We made a principal and interest payment of $0.8 million in April 2006. The MTM loan has been eliminated for purposes of the balance sheet presentation in the consolidated balance sheet for all periods presented.

Other Loans

As a result of the consolidation of BRC’s balance sheet into IMPCO’s balance sheet, the following loans, which were not presented in our balance sheet at December 31, 2004, are included in our balance sheet at December 31, 2005 and March 31, 2006, and the MTM loan has been eliminated for purposes of the balance sheet consolidation:

•	On December 2, 2004, MTM entered into a five-year unsecured term loan agreement with Unicredit Banca Medio Credito S.p.A. of Italy in which MTM received $11.8 million (at December 31, 2005 exchange rate). The proceeds of the loan were used for working capital purposes and contributed towards the $22.0 million lent to IMPCO on December 23, 2004. The payment terms are such that MTM will pay $0.6 million on a quarterly basis throughout the term of the loan and interest is based on the three-month EURIBOR rate plus 1% per annum, which was 3.5% at December 31, 2005 and 3.8% at March 31, 2006. At March 31, 2006, the amount of loan outstanding was approximately $9.1 million. The loan agreement requires that MTM maintain a debt to equity ratio of less than 0.80 and MTM is required to not remit dividends based on income for fiscal year 2004 and no more than $1.8 million for fiscal year 2005 can be distributed during the term of the loan agreement. The amount of income restricted for 2005 amounts to $5.6 million. In addition, MTM is required to maintain net assets of at least $24 million. At March 31, 2006, the MTM debt to equity ratio was 0.25.

•	In 1998 and 2002, BRC entered into unsecured term loan agreements with the Italian Ministry of Industry for the purpose of funding the acquisition of property, plant and equipment and research and development expenditures. The 1998 loan was paid off in January 2006. The 2002 loan is repayable in semi-annual installments through 2011 at an effective rate of 3.0%. At March 31, 2006, approximately $0.8 million was owed under these agreements.

•	At March 31, 2006, BRC had an unsecured line of credit amounting to approximately $1.5 million with no outstanding balance that is used in the event of an overdraft. Additionally, BRC has up to a $7.2 million line of commercial credit secured by customer account receivable drafts, which has a current availability of $7.2 million. Both lines of credit are callable on demand.

Equity Sales

In February 2005, we concluded a public offering in which we sold 4.6 million shares of our common stock to investors and realized net proceeds of $24.1 million net of issuance costs of approximately $2.3 million. We paid to the sellers of BRC approximately $10.0 million on March 31, 2005 in addition to the issuance of 5,098,284 shares of our common stock valued for accounting purposes at $5.74 per share.

Liquidity Ratios

Our ratio of current assets to current liabilities was 1.5:1.0 at March 31, 2006, 1.6:1.0 at December 31, 2005 and 1.5:1.0 at December 31, 2004. At March 31, 2006, our total working capital had increased by $5.8 million to $43.4 million from $37.6 million at December 31, 2005. This increase is due primarily to an increase of $11.2 million in net inventories, an increase of $8.3 million in net receivables and an increase of $0.9 million in cash offset by an increase of $10.8 million in accounts payable. At December 31, 2005, our total working capital had increased by $23.1 million to $37.6 million from $14.5 million at December 31, 2004. This increase was due primarily to the consolidation of BRC, which at December 31, 2005, represented approximately $17.1 million in working capital with cash balances of approximately $13.8 million.

Cash Flows

We believe that our existing capital resources together with revenue from continuing operations should be sufficient to fund operations for the next 12 months. We are seeking to revise the current financial covenants of the LaSalle senior credit facility to reflect future financial performance of the U.S. consolidated results of IMPCO. However, we cannot assure investors that the lenders will agree to amend the financial covenants or grant further or continuing waivers in the future. If we cannot obtain the necessary waivers or amendments, or return to compliance with these covenants (which would require significantly higher pretax income in the second quarter of 2006) and all other loan covenants, our lenders may accelerate our debt, foreclose on certain of our assets or take other legal action against us that, alone or in the aggregate, may have a material adverse effect on our results of operations.

For periods beyond 12 months, we may seek additional financing to fund future operations through future offerings of equity or debt securities or agreements with corporate partners and collaborators with respect to the development of our technologies and products, or to expand our business strategy to contemplate new technologies or products. We cannot assure you, however, that we will be able to obtain additional funds on acceptable terms, if at all.

Our cash requirements may vary materially from those now planned because of fluctuations in our sales volumes or margins or because of other factors identified in a previous section entitled “Risk Factors.”

Three Months Ended March 31, 2006

Net cash provided by operating activities for the three months ended March 31, 2006, was $3.2 million, compared to $0.3 million used by operations for the three months ended March 31, 2005. The cash flow provided by operating activities for the three months ended March 31, 2006 resulted primarily from net income of $3.7 million, adjusted for non-cash charges against income for depreciation and amortization of $1.2 million, minority interests in consolidated subsidiaries of $0.3 million and dividends from unconsolidated affiliates of $0.4 million offset by our share in income of unconsolidated affiliates of $0.2 million. Changes in working capital that negatively affected cash flows consisted of increases in accounts receivable of $7.6 million and inventory of $10.9 million partially offset by positive cash flows of increases in accounts payable and accrued expenses of $10.3 million and $1.0 million, respectively, and a change in other, net and related party balances of $1.7 million and $3.2 million, respectively. For the comparable three months ended March 31, 2005, cash used by operating activities was $0.3 million consisting of net loss of $2.2 million, adjusted for non-cash charges against income or loss for depreciation and amortization of $0.5 million, minority interests in consolidated subsidiaries of $0.2 million, one-time charges for in-process R&D for $0.1 million and for the expense effect of new measurement dates for the stock options held by former executive officers of $1.8 million and offset by our share in income of unconsolidated affiliates of $0.9 million. Changes in working capital that positively affected cash flows were an increase of accounts payable of $1.8 million, an increase in accrued expense of $0.3 million, a decrease in other, net of $1.4 million partially offset by negative cash flows of $1.3 million and $1.5 million associated with increases of inventory and accounts receivables, respectively, and a change in related party balances of $0.7 million.

Net cash used in investing activities in the three months ended March 31, 2006, was $1.7 million, a decrease of $7.4 million from the three months ended March 31, 2005. This decrease is due primarily to net costs of $8.9 million associated with the acquisition of the remaining 50% of BRC completed on March 31, 2005 partially offset by an increase of $1.5 million in purchases of equipment and leasehold improvements. Investing activities for the three months ended March 31, 2005 includes approximately $1.6 million of cash on BRC’s balance sheet as acquired cash on March 31, 2005. Net cash used in investing activities in the three months ended March 31, 2005, was $9.1 million consisting of net BRC acquisition costs of $8.8 million and purchases of equipment and leasehold improvements of $0.2 million.

Net cash used in financing activities for the three months ended March 31, 2006 was $1.1 million or a decrease of $21.0 million from net cash provided by financing activities of $19.9 million in the three months ended March 31, 2005. This decrease was due primarily to the $24.2 million net proceeds from the equity offerings in February 2005 in which 4.6 million shares were sold to investors at a price per share of $5.75 before cumulative underwriter fees and expenses of approximately $2.3 million. Cash flows used in financing activities during the first quarter of 2006 includes cash outflows related to net payments to the LaSalle senior credit facility of approximately $1.4 million and net payments for term loans and capital lease obligations of $0.7 million. Cash flows from financing activities during the first quarter of 2005 also includes cash outflows related to net payments to the LaSalle senior credit facility of approximately $3.8 million and $0.8 million in payments for term loans, of which $0.7 million in principal payment was made to MTM in connection with the MTM loan.

Year Ended December 31, 2005

Net cash provided by operating activities for 2005, including the effect of BRC for the nine months ended December 31, 2005, was $14.1 million compared to $1.9 million in net cash used by operations for 2004. Cash flows provided by operating activities for 2005, consisted of net of loss of $10.7 million adjusted for non-cash charges for depreciation and amortization expenses of $7.2 million which included $1.3 million in amortization of intangible assets acquired and $0.4 million in depreciation of the step-up in fair value of BRC’s assets. Other non-cash charges that impacted net loss related to valuation allowance against deferred taxes of $10.4 million, a $1.8 million in expense related to stock options held by former executive officers and an impairment loss in investment in unconsolidated subsidiaries of $1.0 million. These were partially offset by a $1.6 million in unrealized gain from the net effect of movements between the U.S. dollar and the euro on the MTM loan balance and the fair value adjustment for the foreign currency derivative instrument and a $1.1 million in our share in income of unconsolidated affiliates. Changes in working capital that positively affected operating cash flows were a $5.5 million increase in accounts payable, and a $3.7 million increase in accrued expenses, offset by a $2.5 million decrease in inventories and a $0.4 million decrease in accounts receivable.

Net cash used in investing activities for 2005, was $12.8 million, an increase of $10.5 million compared to 2004. This increase was due primarily to payments made to BRC stockholders totaling $10.0 million as part of the acquisition of the remaining 50% of BRC completed on March 31, 2005 and approximately $0.8 million in costs associated with the acquisition activities. Investing activities for 2005 included approximately $1.5 million of cash on BRC’s balance sheet as acquired cash on March 31, 2005.

Net cash provided by financing activities for 2005, including the effect of BRC for the nine months ended December 31, 2005, was $18.9 million or an increase of $16.4 million from $2.5 million provided by financing activities in 2004. This increase was due primarily to the $24.1 million net proceeds from the equity offerings in February 2005 in which 4.6 million shares were sold to investors at a price of $5.75 before underwriter fees and expenses of approximately $2.3 million.

Contractual Obligations

The following table contains supplemental information regarding total contractual obligations as of March 31, 2006. The capital lease obligations are undiscounted and represent total minimum lease payments.

The outstanding balance of the MTM loan was approximately $19.4 million at March 31, 2006. We made a principal and interest payment of $0.8 million in April 2006. As a result of the acquisition of the remaining 50% of BRC, BRC’s balance sheet was consolidated into IMPCO’s balance sheet and the MTM loan has been eliminated for purposes of the balance sheet presentation.

	Payments Due by Period
(In thousands)		For the Nine Months Ending December 31, 2006	Years Ending December 31,
Contractual Obligations	Total		2007	2008	2009	2010	Thereafter
Revolving lines of credit	$4,843	$4,843	$—	$—	$—	$—	$—
Term loans payable	9,850	1,965	2,554	2,560	2,560	151	60
Capital lease obligations	1,117	276	381	357	103	—	—
Operating lease obligations	22,461	2,509	3,322	2,942	2,581	2,229	8,878
Other and miscellaneous	3,036	900	1,077	723	336	—	—

	$41,307	$10,493	$7,334	$6,582	$5,580	$2,380	$8,938

The capital lease obligations are undiscounted and represent total minimum lease payments. The “other and miscellaneous” category includes obligations under employment contracts.

Off-Balance Sheet Arrangements

As of December 31, 2005 and March 31, 2006, we had no off-balance sheet arrangements.

Derivative Financial Instruments

We use in the ordinary course of business derivative financial instruments for the purpose of reducing our exposure to adverse fluctuations in interest and foreign exchange rates. While these hedging instruments are subject to fluctuations in value, such fluctuations are generally offset by the value of the underlying exposures being hedged. We are not a party to leveraged derivatives and do not hold or issue financial instruments for speculative purposes. On January 5, 2005, our then 50% owned affiliate, BRC initiated a foreign exchange forward contract for the purpose of hedging against foreign currency devaluations that might occur in the future between the euro and the U.S. dollar in connection with the December 22, 2004 $22.0 million loan made between IMPCO and MTM, a subsidiary of BRC. This hedging agreement was not designed to hedge the unrealized foreign exchange gains and losses due to foreign currency movements that occur from time to time that could impact the our consolidated financial results either favorably or unfavorably. We concluded that this agreement did not meet the requirements for hedge accounting in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Accordingly, we recognized losses of approximately $0.7 million for 2005 and we recognized gains of approximately $49,000 and $0.4 million for the three months ended March 31, 2005 and 2006, respectively, which are classified on the consolidated statements of operations as part of other income (expense).

Foreign Currency Management. The results and financial condition of our international operations are affected by changes in exchange rates between certain foreign currencies and the U.S. dollar. Our exposure to fluctuations in currency exchange rates has increased as a result of the growth of our international subsidiaries. The functional currency for all of our international subsidiaries is the local currency of the subsidiary. An increase in the value of the U.S. dollar increases the costs incurred by our subsidiaries, as most of our international subsidiaries’ inventory purchases are U.S. dollar denominated, and thus the cost of our products, adversely affecting our competitiveness and profitability. We monitor this risk and attempt to minimize the exposure through forward currency contracts and the management of cash disbursements in local currencies and, when deemed appropriate, the use of foreign currency contracts.

We seek to hedge our foreign currency economic risk by minimizing our U.S. dollar investment in foreign operations using foreign currency term loans to finance the operations of our foreign subsidiaries. The term loans are denominated in local currencies and translated to U.S. dollars at period end exchange rates.

On December 22, 2004, we concluded the $22.0 million loan agreement with MTM in which MTM recorded a related party receivable on its books for $22.0 million and IMPCO recorded a corresponding related party liability on its books for the same amount.

The MTM loan agreement will be settled in U.S. dollars. MTM, an Italian company, records transactions on its books using the euro as its reporting currency. BRC records the foreign exchange effect of carrying the MTM loan on its books, as well as other assets and liabilities to be settled in a currency other than the euro, even though this loan was being eliminated for financial reporting purposes beginning with the balance sheet at March 31, 2005.

MTM recorded a pre-tax transaction loss of approximately $0.3 million on foreign exchange at December 31, 2004 due to the strengthening of the euro against the U.S. dollar from December 22, 2004 to December 31, 2004.

During fiscal 2005, BRC continued to record the foreign exchange effect of carrying the MTM loan on its books, as well as other assets and liabilities to be settled in a currency other than the euro, even though this loan was being eliminated for financial reporting purposes beginning with the balance sheet at March 31, 2005. For the year ended December 31, 2005, we recognized income of approximately $2.9 million on our statement of operations of which $2.3 million is reported as part of other income on our consolidated statements of operations for the nine months ended December 31, 2005 and $0.6 million, which related to our share of the earnings of BRC prior to our acquisition of the second 50% of BRC on March 31, 2005, in equity in earnings from unconsolidated subsidiaries for the first quarter of 2005.

For the three months ended March 31, 2006, we recognized a loss of approximately $1.0 million on our consolidated statement of operations in other expense and for the three months ended March 31, 2005, we recognized income of approximately $0.6 million on our consolidated statement of operations in equity in earnings from unconsolidated subsidiaries.

We measured the impact on our statement of operations of a hypothetical 10% increase and a 10% decrease of the spot rate of the euro to the U.S. dollar based on a starting point of 1.1844 dollars to the euro as of December 31, 2005 applied to the loan balance of $19.4 million and determined that a 10% strengthening of the euro to the dollar would result in a pre-tax loss on foreign exchange on MTM’s books of approximately $1.9 million, and, conversely, if the euro weakened against the dollar, the impact would be an approximate gain on foreign exchange of $1.8 million.

The Financial Accounting Standards board has issued SFAS No. 133, Accounting for Derivative Instruments and for Hedging Activities, as amended by SFAS No. 138 Accounting for Certain Derivative Instruments and Certain Hedging Activities-An Amendment of SFAS No. 133, which require the Company to recognize all derivatives on the balance sheet at fair market value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of the derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings.

Quantitative and Qualitative Disclosures About Market Risk

The SEC requires that registrants include information about potential effects of changes in currency exchange rates in their interim and annual filings. The following discussion is based on a sensitivity analysis, which models the effects of fluctuations in currency exchange rates. This analysis is constrained by several factors, including that it is based on a single point in time and that it does not include the effects of other complex market reactions that would arise from the change modeled. Although the results of this analysis may be useful as a benchmark, they should not be viewed as forecasts.

Our most significant foreign currency exposure relates to the euro. On January 5, 2005, BRC entered into forward foreign exchange agreements covering a three-year period for the purpose of hedging the foreign exchange risk between the euro and the U.S. dollar in connection with the quarterly payments made by IMPCO to BRC under the terms of the MTM loan. This agreement was not designed to hedge the unrealized foreign exchange gains and losses due to foreign currency movements that occur from time to time that could impact the our consolidated financial results either favorably or unfavorably. We concluded that this agreement did not meet the requirements for hedge accounting in accordance with SFAS No. 133, Accounting for Derivative

Instruments and Hedging Activities, as amended. Accordingly, we recognized losses of approximately $0.7 million for 2005, which are classified on the consolidated statements of operations for 2005 as part of other income (expense). As of December 31, 2005 and March 31, 2006, the notional amounts of the hedging agreements were $7.7 million and $6.8 million, respectively. The fair values of these contracts as of December 31, 2005 and March 31, 2006, were $6.9 million and $6.5 million, respectively. We measured the sensitivity of the fair value of the hedge agreements for two hypothetical cases: a 10% strengthening and a 10% weakening of the spot rate of $1.1844 and $1.2076 to the euro at December 31, 2005 and March 31, 2006, respectively. The analysis showed that a 10% strengthening of the U.S. dollar at December 31, 2005 would have resulted in a loss in the fair value of the foreign exchange agreements of $0.2 million in contrast to the actual recorded loss of $0.7 million. If the U.S. dollar had weakened against the euro by 10% at December 31, 2005, the foreign exchange agreements would have resulted in a $1.4 million gain in contrast to the actual recorded loss of $0.7 million. The analysis showed that a 10% strengthening of the U.S. dollar at March 31, 2006 would have resulted in a gain in the fair value of the hedge agreement of $0.2 million in contrast to the actual gain recorded of $0.4 million. If the U.S. dollar had weakened against the euro by 10% at March 31, 2006, the hedge agreements would have resulted in a $22,000 loss during the first quarter of 2006 in contrast to the $0.4 million gain recorded.

We also recognize foreign exchange gains and losses in relation to the MTM loan, which had a carrying value of approximately $19.4 million at December 31, 2005 and March 31, 2006. BRC recognizes gains and losses on a mark-to-market basis of this loan balance on its books because the loan will be settled in U.S. dollars and BRC maintains its records in its reporting currency, the euro. Hypothetically, if the U.S. dollar weakened 10% from the spot rate of $1.1844 to the euro at December 31, 2005, to $1.3028 to the euro, BRC would have recorded a loss on foreign exchange of approximately $1.9 million for the three months ended December 31, 2005. If the U.S. dollar strengthened by 10% to the euro from $1.1844 to $1.0767 at December 31, 2005, BRC would have recorded a $1.8 million gain on foreign exchange for the three months ended December 31, 2005. Hypothetically, if the U.S. dollar had weakened 10% from the spot rate of $1.2076 to the euro at March 31, 2006, to $1.3284, BRC would have recorded an additional loss on foreign exchange of approximately $1.9 million for the three months ended March 31, 2006 bringing the recorded loss on foreign exchange to approximately $2.9 million. If the U.S. dollar had strengthened by 10% to the euro from $1.2076 to $1.0868 at March 31, 2006, BRC would have recorded a $1.9 million gain on foreign exchange for the three months ended March 31, 2006 bringing the recorded loss to a gain of $0.9 million. These gains and losses would partially offset the losses and gains on the fair value adjustments of our hedging arrangements.

Debt Obligations. The following table summarizes our debt obligations at December 31, 2005. The interest rates represent weighted average rates, with the period end rate used for the variable rate debt obligations. The fair value of the debt obligations approximated the recorded value as of December 31, 2005 (U.S. dollar equivalent in thousands).

	Debt Obligations							Fair Value at December 31, 2005
	2006	2007	2008	2009	2010	Thereafter	Total
Debt Denominated in U.S. Dollars
Line of credit, variable interest rate	$6,248	$—	$—	$—	$—	$—	$6,248	$6,248
Interest rate	7.3%	0.0%	0.0%	0.0%	0.0%	0.0%	7.3%	7.3%
Other finance loans	$115	$—	$—	$—	$—	$—	$115	$115
Interest rate	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%	6.5%
Capital leases	$230	$249	$277	$101	$—	$—	$857	$857
Interest rate	12.6%	12.6%	12.6%	12.6%	12.6%	12.6%	12.6%	12.6%

Weighted average interest rate, (U.S)	7.4%	12.6%	12.6%	12.6%	0.0%	0.0%	7.9%	7.9%

Debt Denominated in Foreign Currencies
Term loans, variable rate	$2,369	$2,369	$2,369	$2,306	$15	$—	$9,428	$9,428
Interest rate	3.2%	3.2%	3.2%	3.2%	3.2%	3.2%	3.2%	3.2%
Term loans, fixed rate	$150	$138	$141	$144	$147	$106	$826	$826
Interest rate	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%
Capital leases	$48	$88	$59	$—	$—	$—	$195	$195
Interest rate	11.1%	11.1%	11.1%	11.1%	11.1%	11.1%	11.1%	11.1%

Weighted average interest rate, (foreign)	3.3%	3.4%	3.3%	3.1%	2.1%	2.0%	3.3%	3.3%

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we evaluated the effectiveness of the design and operation of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that the our internal control over financial reporting was not effective as of December 31, 2005.

The assessment identified a material weakness during the annual audit of consolidated financial statements for the year ended December 31, 2005 relating to inadequate controls over the financial closing process. Adjustments were not detected by our system of internal controls and affected several financial statement accounts, the most significant of which related to inventory and accrued liabilities. These deficiencies primarily resulted from the additional workload placed on the company’s financial staff to address the increasing requirements of regulatory compliance and the additional work created from the company’s most recent acquisition of BRC. We are currently seeking to hire additional professionals to join our financial staff, including a controller, senior accountants and an additional staff member to handle Rule 404 compliance under the Sarbanes-Oxley Act of 2002. We believe that hiring additional experienced staff to provide enhanced review, analysis and documentation of accounting transactions and of the consolidated financial statements, will eliminate the material weakness in internal control as described above.

The scope of management’s assessment of the effectiveness of internal control over financial reporting includes all of our businesses except for BRC, a material business, of which we acquired the remaining 50% ownership on March 31, 2005. The SEC’s guidance on this issue allows us to take additional time after the acquisition to understand and assess internal control processes relating to BRC.

Our evaluation of the effectiveness of IMPCO’s internal control over financial reporting for fiscal year 2006 will include an evaluation of internal control over financial reporting at BRC as well as the rest of our consolidated entities. Our consolidated sales for the fiscal year ended December 31, 2005 were $174.5 million, of which BRC represented $73.3 million, net of eliminations, for the nine months then ended. Our total assets as of December 31, 2005, were $176.8 million, of which the BRC represented $129.5 million. BDO Seidman, LLP, our independent registered public accounting firm, audited management’s assessment of the effectiveness of internal control over financial reporting and, based on that audit, issued the report set forth on the following page.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

IMPCO Technologies, Inc.

We have audited management’s assessment, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting,” that IMPCO Technologies, Inc. (the “Company”) did not maintain effective internal control over financial reporting as of December 31, 2005, because of the effect of material weaknesses relating to inadequate controls over the financial closing process, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). IMPCO Technologies Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. A material weakness was identified and included in management’s assessment relating to inadequate controls over the financial closing process in the areas of inventory and accrued liabilities for the year ended December 31, 2005.

This material weakness was considered in determining the nature, timing and extent of audit tests applied in our audit of the 2005 consolidated financial statements, and this report does not affect our report dated March 28, 2006, on those consolidated financial statements.

In conducting the Company’s evaluation of the effectiveness of its internal control over financial reporting, the Company has excluded the internal controls of BRC, which is included in the 2005 consolidated financial statements of IMPCO and represented approximately 43% of revenue and 192% of operating income for the year ended December 31, 2005. Refer to Note 2 to the consolidated financial statements for further discussion of the BRC acquisition and its impact on the Company’s consolidated financial statements. Our audit of internal control over financial reporting of IMPCO also did not include an evaluation of the internal control over financial reporting of BRC.

In our opinion, management’s assessment that IMPCO Technologies, Inc. did not maintain effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, because of the effect of the material weaknesses described above, on the achievement of the objectives of the control criteria, IMPCO Technologies, Inc. has not maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We do not express an opinion or any other form of assurance on management’s statements referring to the corrective actions taken by the Company after the date of management’s assessment.

/s/ BDO Seidman, LLP

Los Angeles, California

March 28, 2006

VOTING SECURITIES

The only class of stock entitled to vote at the annual meeting is IMPCO common stock. At the close of business on June 30, 2006, there were 30,016,087 shares of common stock outstanding and entitled to vote at the annual meeting (not including treasury shares or shares issuable upon exercise of options), and holders of those shares will be entitled to one vote per share.

A majority of the outstanding shares, represented in person or by proxy at the annual meeting, is required for a quorum. Approval of the agreement and plan of reorganization requires the approval of the holders of a majority of the outstanding shares of IMPCO common stock. Abstentions and broker non-votes are counted towards a quorum but abstentions and broker non-votes are the equivalent of “no” votes with respect to the approvals of the agreement and plan of reorganization.

OTHER MATTERS

The board of directors does not know of any other matters to be presented at the annual meeting. However, if other matters properly come before the annual meeting, it is the intention of the proxyholders to vote each proxy in accordance with the recommendations of IMPCO’s board of directors on such matters, and discretionary authority to do so is included in the proxy.

IMPCO Technologies, Inc.

Thomas M. Costales, Secretary

EXPERTS

The consolidated financial statements and schedule and management’s assessment of the effectiveness of internal control over financial reporting of IMPCO Technologies, Inc. included in this proxy statement/prospectus have been audited by BDO Seidman, LLP, an independent registered public accounting firm, to the extent and for the periods set forth in their reports appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting. BDO Seidman, LLP’s report relating to the effectiveness of internal control over financial reporting included an adverse opinion as to the effectiveness of internal control over financial reporting.

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements as of and for the year ended December 31, 2003. We have included our financial statements in this proxy statement/prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

The consolidated financial statements of BRC SrL included in this proxy statement/prospectus have been audited by BDO Sala Scelsi Farina S.p.A., an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

Reconta Ernst & Young S.p.A., independent auditors, have audited the BRC consolidated financial statements as of and for the years ended December 31, 2002 and 2003 as set forth in their report. We have included BRC’s financial statements in the prospectus and elsewhere in the registration statement in reliance on Reconta Ernst & Young S.p.A.’s report, given on their authority as experts in accounting and auditing.

The financial statements of IMPCO BRC de Mexico, S.A. de C.V. included in this proxy statement/prospectus have been audited by BDO Hernandez Marron y Cia., S.C., an independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such reports given upon the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

The validity of the common stock of Fuel Systems to be issued in the reorganization has been passed upon by Kirkland & Ellis LLP, legal counsel to Fuel Systems. Kirkland & Ellis LLP has rendered an opinion to IMPCO and Fuel Systems as to certain federal income tax consequences of the reorganization.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC’s facilities located at 100 F Street N E, Washington, D.C. 20549 or at the offices of the National Association of Securities Dealers, Inc. located at 1735 K Street, N.W., Washington, D.C. 20006. Please call the SEC at 1-800-SEC-0330 for further information on the SEC’s public reference rooms. Our SEC filings also are available to the public at the SEC’s website at www.sec.gov or on our website at www.impco.ws.

We have filed a registration statement on Form S-4 to register with the SEC the common stock of Fuel Systems to be issued in the reorganization. This proxy statement/prospectus is part of that registration statement and constitutes a prospectus of Fuel Systems in addition to being a proxy statement of IMPCO for the annual meeting.

You should rely only on the information contained in this document or that which we have referred you to. We have not authorized anyone to provide you with any additional information. This proxy statement/prospectus is dated as of the date listed on the cover page. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than such date and neither the mailing of this proxy statement/prospectus to stockholders, nor the issuance of shares of Fuel Systems Common Stock in the reorganization shall create any implication to the contrary.

APPENDIX A

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (this “Agreement”), dated as of June 27, 2006, is by and among IMPCO Technologies, Inc., a Delaware corporation (the “Company”), IMPCO Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Fuel Systems Solutions, Inc., a Delaware corporation (“Fuel Systems”).

WHEREAS, the Company has an authorized capital stock consisting of 100,000,000 shares of common stock, par value $0.001 per share (the “Company Common Stock”), of which 29,210,689 shares were issued and outstanding as of May 2, 2006, and 500,000 shares of preferred stock, par value $0.001 per share, none of which were outstanding on the date hereof;

WHEREAS, Fuel Systems has an authorized capital stock consisting of 200,000,000 shares of common stock, par value $0.001 per share (the “Fuel Systems Common Stock”), of which 100 shares are issued and outstanding and are held by the Company on the date hereof, and 1,000,000 shares of preferred stock, par value $0.001 per share, none of which are outstanding on the date hereof;

WHEREAS, Merger Sub has an authorized capital stock consisting of 100 shares of common stock, par value $0.001 per share (the “Merger Sub Common Stock”), all of which are issued and outstanding and are held by Fuel Systems on the date hereof;

WHEREAS, the Company, Fuel Systems and Merger Sub desire to effect a reorganization of the capital structure of the Company into a holding company structure (the “Reorganization”), pursuant to which the Company will become a wholly-owned subsidiary of Fuel Systems and the stockholders of the Company will exchange all of their shares of Company Common Stock for shares of Fuel Systems Common Stock;

WHEREAS, the respective boards of directors of the Company and Merger Sub each desire that, to facilitate the Reorganization, Merger Sub merge with and into the Company, with the Company remaining as the surviving corporation (the “Merger”), pursuant to Section 251 of the General Corporation Law of the State of Delaware (the “DGCL”) on the terms set forth in this Agreement, which is intended to constitute, inter alia, an agreement of merger for the purposes of the DGCL, and the respective boards of directors of the Company and Merger Sub have each approved and authorized the Company and Merger Sub, respectively, to be bound by this Agreement;

WHEREAS, the board of directors of Fuel Systems has approved this Agreement and authorized Fuel Systems to join and be bound by it;

WHEREAS, the board of directors of the Company has directed that this Agreement be submitted to a vote of the Company’s stockholders at the annual meeting of stockholders (the “Annual Meeting”), which meeting shall be duly called by the board of directors pursuant to the Company’s Certificate of Incorporation and By-laws and in accordance with the DGCL; and

WHEREAS, Fuel Systems, as the sole stockholder of Merger Sub, and the Company, as the sole stockholder of Fuel Systems, have each adopted this Agreement.

NOW, THEREFORE, in consideration of the promises and mutual agreements herein contained and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows.

ARTICLE I

THE MERGER

(a) The Merger; Effect of Merger. At the Effective Time (as defined in Section 1.2 below), Merger Sub shall be merged with and into the Company pursuant to Section 251 of the DGCL, the separate existence of Merger Sub shall thereupon cease, and the Company, as the surviving corporation, shall continue its corporate existence under the laws of the State of Delaware and under the corporate name IMPCO Technologies, Inc., all with the effect provided in the DGCL. The Company, as the surviving corporation, shall succeed, insofar as permitted by law, to all estate, property, rights, assets, privileges, powers and finances and liabilities and obligations of Merger Sub in accordance with the DGCL.

(b) Effective Time. The “Effective Time” shall be the time at which a duly executed copy of a Certificate of Merger with respect to the Merger is filed in the office of the Secretary of State of the State of Delaware in accordance with the provisions of Section 251 of the DGCL.

(c) Company Certificate of Incorporation. The Certificate of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Company, as the surviving corporation, upon the Effective Time until it shall thereafter be amended as provided by law, except that Article First shall be amended in its entirety to read as follows: “Article First: The name of the corporation is IMPCO Technologies, Inc.”

(d) Company By-laws. The By-laws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Company, as the surviving corporation, upon the Effective Time until the same shall thereafter be altered, amended or repealed.

(e) Company’s Directors and Officers. The directors and officers, respectively, of the Company immediately prior to the Effective Time shall continue as the directors and officers, respectively, of the Company, as the surviving corporation, following the Effective Time, to hold office until their successors have been duly elected and qualified in accordance with the Certificate of Incorporation and By-laws of the Company as the surviving corporation.

ARTICLE II

CONVERSION OF SHARES

(a) Company Common Stock. At the Effective Time, automatically by virtue of the Merger and without any further action by any of the parties hereto or any other person, every two shares of Company Common Stock issued and outstanding immediately prior to the Effective Time shall, upon compliance with the procedures specified in Article III of this

Agreement, be converted into the right to receive one whole share of Fuel Systems Common Stock, with all the rights and preferences attached thereto as they applied to such shares of Company Common Stock in effect immediately prior to the Effective Time, and, in lieu of issuing any fractional shares of Fuel Systems Common Stock, the holders that would otherwise be entitled to fractional shares of Fuel Systems Common Stock as a result of the Reorganization shall be entitled to the right to receive cash (without interest) in exchange therefor in accordance with Section 3.3 below. No shares of Company Common Stock shall be issued or outstanding after the Effective Time, except as set forth in Section 2.2 below.

(b) Merger Sub Common Stock. At the Effective Time, automatically by virtue of the Merger and without any further action by any of the parties hereto or any other person, each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall be converted into one share of Company Common Stock and, as a result thereof, Fuel Systems shall become the sole stockholder of the Company.

(c) Fuel Systems Common Stock. At the Effective Time, automatically by virtue of the Merger and without any further action by any of the parties hereto or any other person, each share of Fuel Systems Common Stock issued and outstanding and held by the Company immediately prior to the Effective Time shall be cancelled and cease to be issued or outstanding.

(d) Stockholders Protection Rights Agreement. The Company’s stockholder protection rights agreement by and between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (in such capacity, “ChaseMellon”), dated as of June 30, 1999 (the “Company Rights Agreement”), will terminate in accordance with its terms as a result of the Reorganization. Fuel Systems’ board of directors has approved the adoption of a Fuel Systems stockholder protection rights agreement by and between Fuel Systems and ChaseMellon (the “Fuel Systems Rights Agreement”), with substantially the same terms and conditions as the Company Rights Agreement except that, for purposes of the definition of “Acquiring Person,” none of Mariano Costamagna and/or his Affiliates (as defined in the Fuel Systems Rights Agreement) shall be considered a Beneficial Owner (as defined in the Fuel Systems Rights Agreement) of shares of Fuel Systems Common Stock acquired by any of them after the Effective Time directly from Fuel Systems, any wholly-owned subsidiary of Fuel Systems, any Fuel Systems employee stock ownership plan and/or other Fuel Systems employee benefit plan (whether through a new Fuel Systems issuance or otherwise); provided, however, that Mariano Costamagna and/or his Affiliates shall be considered the Beneficial Owner of shares of Fuel Systems Common Stock issued upon exercise of any securities convertible or exercisable for Fuel Systems Common Stock if such securities were acquired by any of them after the Effective Time directly from a person or entity other than Fuel Systems, any wholly-owned subsidiary of Fuel Systems, any Fuel Systems employee stock ownership plan and/or other Fuel Systems employee benefit plan.

(e) No Appraisal Rights. In accordance with Section 262 of the DGCL, no appraisal rights shall be available to holders of Company Common Stock in connection with the Reorganization.

ARTICLE III

EXCHANGE OF STOCK CERTIFICATES

(a) Appointment of Exchange Agent. At or prior to the Effective Time, Fuel Systems shall appoint a bank or trust company selected by Fuel Systems as exchange agent (“Exchange Agent”) for the purpose of facilitating the exchange of certificates representing shares of Company Common Stock (“Company Certificates”) for certificates representing shares of Fuel Systems Common Stock (“Fuel Systems Certificates”).

(b) Exchange of Certificates. As soon as practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of Company Certificates a form letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Company Certificates in exchange for Fuel Systems Certificates. Upon proper surrender of each Company Certificate for exchange and cancellation to the Exchange Agent, together with such properly completed and duly executed letter of transmittal, the holder of such Company Certificate shall be entitled to receive in exchange therefor (i) a Fuel Systems Certificate representing one whole share of Fuel Systems Common Stock for every two shares of Company Common Stock represented by the surrendered Company Certificate and (ii) a check in the amount (after giving effect to any required tax withholdings) equal to (A) any cash in lieu of fractional interests in Fuel Systems Common Stock to which such holder is entitled pursuant to Section 3.3 and (B) any dividends or other distributions to which such holder is entitled pursuant to Section 3.4, and the Company Certificate so surrendered shall forthwith be cancelled.

(c) No Fractional Fuel Systems Common Stock. (a) No Fuel Systems Certificates representing fractional interests in Fuel Systems shall be issued upon the surrender for exchange of certificates, and such fractional interests will not entitle the owner thereof to vote or to any other rights of a stockholder of Fuel Systems or of the Company.

(ii) As promptly as practicable following the Effective Time, the Exchange Agent shall determine the aggregate fractional shares of Fuel Systems Common Stock resulting from the exchange of one whole share of Fuel Systems Common Stock for every two shares of Company Common Stock (collectively, the “Aggregate Fractional Shares”) pursuant to Section 2.1. As soon after the Effective Time as practicable, the Exchange Agent, as agent for the holders of Company Common Stock, who, but for the provisions of this Section 3.3(b), would be entitled to fractional interests in Fuel Systems Common Stock, shall sell the Aggregate Fractional Shares on the Nasdaq National Market (“Nasdaq”), all in the manner provided in clause (c) of this Section 3.3.

(iii) The sale of the Aggregate Fractional Shares by the Exchange Agent shall be executed on Nasdaq through one or more member firms of the National Association of Securities Dealers, Inc. (the “NASD”). Until the gross proceeds of such sale or sales have been distributed to the holders of Fuel Systems Common Stock who are entitled to receive such proceeds, the Exchange Agent will hold such proceeds in trust for the holders of Fuel Systems Common Stock (the “Company Shares Trust”). The Company shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent incurred in connection with such sale of the Aggregate Fractional Shares. The Exchange Agent shall determine the portion of the Company Shares Trust to which each holder of Fuel Systems Common Stock shall be entitled, if any, by multiplying the amount of the aggregate gross proceeds comprising the Company Shares Trust by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Fuel Systems Common Stock is entitled and the denominator of which is the aggregate amount of fractional share interests to which all holders of Fuel Systems Common Stock are entitled.

(iv) As soon as practicable after the determination of the amount of cash (without any interest thereon), if any, to be paid to the holders of Fuel Systems Common Stock in lieu of any fractional interest in Fuel Systems Common Stock and subject to Section 3.3(a), the Exchange Agent shall make available such amounts to such holders of Fuel Systems Common Stock.

(d) Restriction on Payment of Dividends and Distributions. No dividends or other distributions declared after the Effective Time with respect to Fuel Systems Common Stock, and no cash payment in lieu of any fractional interest in Fuel Systems Common Stock shall be paid to any such holder pursuant to Section 3.3, shall be paid to the holder of any unsurrendered Company Certificate until the holder thereof shall surrender such Company Certificate in accordance with Section 3.2. After the surrender of a Company Certificate in accordance with Section 3.2, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Company Common Stock represented by such Company Certificate. Notwithstanding the foregoing, to the fullest extent permitted by law, none of Fuel Systems, the Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(e) Issuance of Fuel Systems Certificate in a Different Name. If any Fuel Systems Certificate is to be issued in a name other than that in which the Company Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Company Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a Fuel Systems Certificate in any name other than that of the registered holder of the Company Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(f) No Transfers of Company’s Common Stock after the Effective Time. After the Effective Time, there shall be no transfers on the stock transfer books of the Company of the shares of Company Common Stock which were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Company Certificates representing such shares are presented for transfer, no transfer shall be effected on the stock transfer books of Fuel Systems with respect to such shares and no Fuel Systems Certificate shall be issued representing the shares of Fuel Systems Common Stock exchangeable for such shares of Company Common Stock unless and until such time as such Company Certificate is delivered to the Exchange Agent together with properly completed and duly executed copies of all documents required by Section 3.2 (or such other documents as are satisfactory to Fuel Systems and the Exchange Agent in their sole discretion).

(g) Withholding Rights. Each of the Company and Fuel Systems shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1968, as amended, or any provision of state, local or foreign tax law. To the extent that amounts are so deducted or withheld by the Company or Fuel Systems, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of which such deduction and withholding was made by the Company or Fuel Systems, as the case may be.

(h) Lost Old Certificates. In the event any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Company Certificate to be lost, stolen or destroyed and, if required by Fuel Systems, the posting by such person of a bond in such amount as Fuel Systems may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent will issue, in exchange for such lost, stolen, or destroyed Company Certificate, a Fuel Systems Certificate representing the shares of Fuel Systems Common Stock deliverable in respect of such Company Certificate pursuant to this Agreement.

ARTICLE IV

ASSUMPTION OF OTHER RIGHTS TO COMPANY COMMON STOCK

(a) Outstanding Company Options. At the Effective Time, Fuel Systems shall (i) assume and continue the Company’s 1989, 1996, 1997, 2000, 2003 and 2004 Incentive Stock Option Plans and 1999 Stock Option Plan for Non-Employee Directors and, as to each, any amendments thereto (collectively, the “Plans”), (ii) be substituted as the “Company” under the terms and provisions of the Plans and (iii) assume all rights and obligations of the Company under the Plans as theretofore in effect and all stock options outstanding thereunder (collectively, the “Outstanding Options”), and the Outstanding Options shall be deemed to be options granted by Fuel Systems, pursuant and subject to the same terms and conditions as were applicable to each such Outstanding Option immediately prior to the Effective Time, except that (a) each Outstanding Option will be exercisable for one whole share of Fuel Systems Common Stock for every two shares of Company Common Stock subject to such option immediately prior to the Effective Time, with any fractional Fuel Systems shares resulting from such adjustment rounded up to the nearest whole number, and (b) the exercise price for such option will be equal to the product of the exercise price of such option immediately prior to the Effective Time multiplied by two. Prior to the Effective Time, the Company shall take such action with respect to the Plans as is appropriate to facilitate performance of the foregoing provisions of this Section 4.1. Fuel Systems shall issue replacement stock options for shares of its common stock so that appropriate adjustments to reflect this Reorganization may be made to (i) the number of shares of common stock available for options under the Plans and (ii) the number of shares and the price per share of the common stock subject to options outstanding under the Plans.

(b) Outstanding Company Warrants. At the Effective Time, the outstanding warrants to purchase shares of Company Common Stock issued by the Company shall be assumed by Fuel Systems and deemed to be warrants granted by Fuel Systems with the same terms and conditions, except that after the Effective Time (i) each such warrant shall be exercisable for one whole share of Fuel Systems Common Stock for every two shares of Company Common Stock subject to such warrant immediately prior to the Effective Time, with any fractional Fuel Systems shares resulting from such adjustment to be adjusted in accordance with the terms of the applicable warrant, and (ii) the exercise price for such warrant shall be equal to the product of the exercise price of such warrant immediately prior to the Effective Time multiplied by two. Outstanding certificates representing the Company’s warrants shall thereafter represent Fuel Systems’ warrants and such certificates may, but need not, be exchanged by the holders thereof, after the Effective Time, for new certificates for the appropriate number of warrants bearing the name of Fuel Systems. Fuel Systems shall issue shares of its common stock upon exercise of the warrants, making appropriate adjustments to reflect this Reorganization.

(c) Other Agreements. Upon the Effective Time, and from time to time, as and when required by the provisions of any agreement to which the Company or Fuel Systems shall become a party after the date hereof providing for the issuance of shares of Company Common Stock or other equity securities of the Company or Fuel Systems in connection with a merger into the Company, any of its subsidiaries or other corporation, Fuel Systems will issue in accordance with the terms of any such agreement shares of its common stock or other equity securities as required by such agreement or in substitution for the shares of Company Common Stock or other equity securities of the Company required to be issued by such agreement, as the case may be, which the stockholder of any other such subsidiary or other corporation shall be entitled to receive by virtue of any such agreement.

ARTICLE V

CONDITIONS TO REORGANIZATION

(a) Conditions to Reorganization. The consummation of the Reorganization is subject to the satisfaction, or (to the extent permitted by law) waiver by the Company, of the following conditions prior to the Effective Time:

(i) Consents. Any consents, approvals or authorizations that the Company deems necessary or appropriate to be obtained in connection with the consummation of the Reorganization shall have been obtained;

(ii) Stockholder Approval. This Agreement shall have been adopted by the holders of Company Common Stock in accordance with the DGCL and the Certificate of Incorporation and By-laws of the Company, as in effect immediately prior to the Effective Time;

(iii) Tax Opinion. The Company shall have received, in form and substance satisfactory to it, an opinion from its counsel with respect to certain federal income tax consequences of the Reorganization;

(iv) Listing. Fuel Systems Common Stock to be issued and reserved for issuance in connection with the Reorganization shall have been approved for listing by the Nasdaq National Market; and

(v) Performance. Performance by each party hereto of all is obligations hereunder shall have been performed prior to the Effective Time.

ARTICLE VI

AMENDMENT, DEFERRAL AND TERMINATION

(a) Amendment. Subject to section 251(d) of the DGCL, the parties hereto, by mutual consent of their respective boards of directors, may amend this Agreement prior to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware.

(b) Deferral. Consummation of the Reorganization may be deferred by the board of directors of the Company or any authorized officer of the Company following the Annual Meeting if said board of directors or authorized officer determines that such deferral would be advisable and in the best interests of the Company and its stockholders.

(c) Termination. This Agreement may be terminated and the Reorganization abandoned at any time prior to the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, whether before or after adoption of this Agreement by the stockholders of the Company, if any condition in Section 5.1 has not been fulfilled, or, in the event the board of directors of the Company determines that the consummation of the Reorganization would not, for any reason, be advisable and in the best interests of the Company and its stockholders, by action of a majority the board of directors of the Company.

ARTICLE VII

MISCELLANEOUS

(a) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

(b) Further Assurances. From time to time on and after the Effective Time, each party hereto agrees that it will execute and deliver or cause to be executed and delivered all such further assignments, assurances or other instruments, and shall take or cause to be taken all such further actions, as may be necessary or desirable to consummate the Reorganization. Merger Sub hereby authorizes and empowers the Company, as the surviving corporation, to execute and deliver all such assignments, assurances and other instruments and to take all such further actions in the name of Merger Sub following the Effective Time.

(c) Expenses of the Reorganization. Each of the parties will bear its own fees and expenses relating to the Reorganization and the transactions contemplated hereby, including filing fees, printing costs, mailing costs, accountant’s fees and legal fees. The Company shall pay all transfer taxes, if any.

(d) Counterparts. This Agreement may be executed in one or more counterparts and each such counterpart hereof shall be deemed to be an original instrument but all such counterparts together shall constitute but one agreement.

(e) Description Headings. The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

*         *         *         *

IN WITNESS WHEREOF, the parties hereto have caused this Agreement and Plan of Reorganization to be duly executed by their duly organized officers as of the date first written above.

IMPCO TECHNOLOGIES, INC.,
a Delaware corporation

By:	/s/ Mariano Costamagna
Mariano Costamagna, Chief Executive Officer and President

IMPCO MERGER SUB, INC.,
a Delaware corporation

By:	/s/ Mariano Costamagna
Mariano Costamagna, President

FUEL SYSTEMS SOLUTIONS, INC.,
a Delaware corporation

By:	/s/ Thomas M. Costales
Thomas M. Costales, Chief Financial Officer, Secretary and Treasurer

APPENDIX B

FUEL SYSTEMS SOLUTIONS, INC. AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

June 22, 2006

This Amended and Restated Certificate of Incorporation of Fuel Systems Solutions, Inc., was duly adopted in accordance with the provisions of Sections 141, 228, 242 and 245 of the Delaware General Corporation Law. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on December 19, 2005.

ARTICLE 1

NAME

The name of this corporation is Fuel Systems Solutions, Inc.

ARTICLE 2

REGISTERED OFFICE AND AGENT

The address of the initial registered office of this corporation is 1209 Orange Street, Wilmington, County of New Castle, State of Delaware 19801, and the name of its initial registered agent at such address is The Corporation Trust Company.

ARTICLE 3

PURPOSES

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, and this corporation shall have perpetual existence.

ARTICLE 4

SHARES

(a) Authorized Capital. The total authorized shares of this corporation shall consist of 200,000,000 shares of common stock having a par value of $0.001 per share and 1,000,000 shares of preferred stock having a par value of $0.001 per share.

(b) Issuance of Common Stock in Series. The common stock may be issued from time to time in one or more series, the shares of each series to have such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors.

(c) Issuance of Preferred Stock in Series. The preferred stock may be issued from time to time in one or more series, the shares of each series to have such voting powers, full or limited, and such designations, preferences and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof as are stated and expressed herein or in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors.

(d) Authority of the Board of Directors. Authority is hereby expressly granted to the Board of Directors of this corporation, subject to the provision of this Article 4 and to the limitations prescribed by law or any exchange on which this corporation’s securities may then be listed, to provide by resolution or resolutions the issuance of the common stock in one or more series, and one or more series of the preferred stock, and with respect to each such series to fix by resolution or resolutions providing for the issue of such series the voting power, full or limited, if any, of the shares of such series and the designations, preferences and relative, participating, optional or other special rights and the qualifications, limitations or restrictions thereof. The authority of the Board of Directors with respect to each series of common stock or preferred stock shall include, but not be limited to, the determination or fixing of the following:

(i) The designation of such series.

(ii) The dividend rate of such series, the conditions and dates upon which such dividends shall be payable, the relation which such dividends shall bear to the dividends payable on any other class or classes of stock and whether such dividends shall be cumulative or noncumulative.

(iii) Whether the shares of such series shall be subject to redemption by this corporation and, if made subject to such redemption, the times, prices and other terms and conditions of such redemption.

(iv) The terms and amounts of any sinking fund provided for the purposes or redemption of the shares of such series.

(v) Whether the shares of such series shall be convertible into or exchangeable for shares of any other class or classes or of any other series of any class or classes of stock of this corporation and, if provision be made for conversion or exchange, the times, prices, rates, adjustments, and other terms and conditions of such conversion or exchange.

(vi) The extent, if any, to which the holders of the shares of such series shall be entitled to vote with respect to the election of directors or otherwise, including the right to elect a specified number or class of directors, the number or percentage of votes required for certain actions, and the extent to which a vote by class or series shall be required for certain actions.

(vii) The restrictions, if any, on the issue or reissue of any additional common stock or preferred stock.

(viii) The rights of the holders of the shares of such series upon the liquidation, dissolution, winding up of the affairs of, or upon the distribution of assets of, this corporation.

(e) Dividends. Subject to any preferential rights granted for any series of preferred stock, the holders of shares of the common stock shall be entitled to receive dividends, out of the funds of this corporation legally available therefore, at the rate and at the time or times as may be provided by the Board of Directors. The holders of shares of the preferred stock or common stock shall be entitled to receive dividends to the extent provided by the Board of Directors in designating the particular series of preferred stock or the common stock. The holders of shares of the common stock shall not be entitled to receive any dividends thereon other than the dividends referred to in this section.

(f) Voting. The holders of shares of the common stock, on the basis of one vote per share, shall have the right to vote for the election of members of the Board of Directors of this corporation and the right to vote on all other matters, except those matters in which a separate class of this corporation’s stockholders vote by class or series. To the extent provided by resolution or resolutions of the Board of Directors providing for the issuance of a series of common stock, or a series of preferred stock, the holders of each such series shall have the right to vote for the election of members of the Board of Directors of this corporation and the right to vote on all other matters, except those matters in which a separate class of this corporation’s stockholders vote by class or series.

(g) No Written Consent In Lieu Of Stockholder Meeting. Notwithstanding any provision of this Certificate of Incorporation or the By-laws of this corporation to the contrary, any action required or permitted to be taken by the stockholders of this corporation must be effected at a duly called annual or special meeting of the stockholders pursuant to the Certificate of Incorporation and By-laws of the corporation and may not be effected by any written consent or consents, unanimous or otherwise, by such stockholders.

(h) Liquidation Rights. In the event of any liquidation, dissolution or winding up of the affairs of this corporation, whether voluntary or involuntary, after payment or provision for payment to this corporation’s debts and amounts payable upon shares of preferred stock entitled to a preference, if any, over holders of common stock upon such dissolution, liquidation or winding up, the remaining net assets of this corporation shall be distributed among holders of shares of common stock at the rate and at the time or times as may be provided by the Board of Directors. A merger or consolidation of this corporation with or into any other corporation or other entity, or a sale or conveyance of all or any part of the assets of this corporation (which shall not in fact result in the liquidation of this corporation and the distribution of its assets to its stockholders), shall not deemed to be a voluntary or involuntary liquidation or dissolution or winding up of this corporation within the meaning of this Section 4.8.

(i) Repurchase of Shares. This corporation may from time to time issue and dispose of any of the authorized and unissued shares of common stock or preferred stock for such consideration, not less than its par value, as may be fixed from time to time by the Board of Directors, without action by the stockholders. The Board of Directors may provide for payment therefore to be received by this corporation in cash, property or services. Any and all such shares of the common stock or preferred stock of this corporation, the issuance of which has been so authorized, and for which consideration so fixed by the Board of Directors has been paid or delivered, shall be deemed fully paid stock and shall not be liable to any further call or assessment thereon.

ARTICLE 5

INCORPORATOR

The name and mailing address of the incorporator are:

IMPCO Technologies, Inc.

3030 South Susan Street

Santa Ana, CA 92704

ARTICLE 6

BY-LAWS

The Board of Directors shall have the power to adopt, amend or repeal the By-laws for this corporation, at a duly called meeting or by written consent in accordance with the General Corporation Law of the State of Delaware, subject to the power of the stockholders to amend or repeal such By-laws by the affirmative vote of the holders of not less than a majority of the outstanding shares and, to the extent, if any, provided by resolution or resolutions of the Board of Directors providing for the issuance of a series of common stock or preferred stock, not less than a majority of the outstanding shares of each such series, entitled to vote thereon. The stockholders shall also have the power to adopt, amend or repeal the By-laws for this corporation subject to the provisions of the By-laws.

ARTICLE 7

PROVISIONS FOR COMPROMISE OR ARRANGEMENT

Whenever a compromise or arrangement is proposed between this corporation and its creditors or any class of them and/or between this corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this corporation under the provisions of Section 291 of Title 8 of the General Corporation Law of the State of Delaware or on the application of trustees in dissolution or of any receiver or receivers appointed for this corporation under the provisions of Section 279 of Title 8 of the General Corporation Law of the State of Delaware order a meeting of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this corporation, as the case may be, and also on this corporation.

ARTICLE 8

PREEMPTIVE RIGHTS

No preemptive rights shall exist with respect to shares of stock or securities convertible into shares of stock of this corporation.

ARTICLE 9

CUMULATIVE VOTING

The right to cumulative votes in the election of directors shall not exist with respect to shares of stock of this corporation.

ARTICLE 10

AMENDMENTS TO CERTIFICATE OF INCORPORATION

This corporation reserves the right to amend or repeal, by the affirmative vote of the holders of a majority of the outstanding shares and, to the extent, if any, provided by resolution or resolutions of the Board of Directors providing for the issuance of a series of common stock or preferred stock, a majority of the outstanding shares of each series, entitled to vote thereon, any of the provisions contained in this Certificate of Incorporation; provided, however, that (i) Articles 1 (“Name”), 2 (“Registered Office and Agent”) and 3 (“Purposes”) may be amended by the affirmative vote of the holders of a majority of the outstanding shares, and to the extent, if any, provided by resolution or resolutions of the Board of Director providing for the issuance of a series of common stock or preferred stock, a majority of the outstanding shares of each series, entitled to vote thereon and (ii) notwithstanding any other provisions of this Certificate of Incorporation or any provision of law which might otherwise permit a lesser vote of the stockholders, the affirmative vote of the holders of at least 80 percent in voting power of all shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders to alter, amend or repeal Section 4.7 (“No Written Consent In Lieu of Stockholder Meeting”) or to adopt any provision inconsistent with any of such section or with this proviso. The rights of the stockholders of this corporation are granted subject to this reservation, provided, however, that the holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences or special rights of the shares of such class so as to affect them adversely. If any proposed amendment would alter or change the powers, preferences, or special rights of one or more series of any class so as to affect them adversely, but shall not affect the entire class, then only the shares of the series so affected by the amendment shall be considered as a separate class for the purposes of this Article 10. Irrespective of the provisions of this Article 10 and Section 242(b)(2) of the General Corporation Law of the State of Delaware, the number of authorized shares of any such class or classes of stock may be increased by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote thereon or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of the corporation entitled to vote thereon, if so provided in any amendment which created such class or classes of stock or which was adopted prior to the issuance of any shares of such class or classes of stock, or in any amendment which was authorized by a resolution or resolutions adopted by the affirmative vote of the holders of a majority of such class or classes of stock.

ARTICLE 11

LIMITATION OF DIRECTORS’ LIABILITY

Except to the extent that the General Corporation Law of the State of Delaware, as it presently exists or may hereafter be amended, prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty, no director of this corporation shall be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except for liability (i) for any breach of such director’s duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which such director derived an improper personal benefit. This provision shall not eliminate or limit the liability of a director of this corporation for any act or omission occurring prior to the date when this provision becomes effective. Any amendment or repeal to this Article 11 shall not adversely affect any right or protection of a director of this corporation under the General Corporation Law of the State of Delaware, existing at the time of such repeal or modification, and shall not apply to or have any effect on the liability or alleged liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE 12

SECTION 203

The corporation expressly elects not to be governed by the provisions of Section 203 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed this 22nd day of June, 2006.

FUEL SYSTEMS SOLUTIONS, INC.

By:	/s/ Thomas M. Costales,
Thomas M. Costales, Chief Financial Officer, Treasurer and Secretary

APPENDIX C

BY-LAWS

OF

FUEL SYSTEMS SOLUTIONS, INC.

ARTICLE 1

STOCKHOLDERS

(a) ANNUAL MEETINGS. The annual meeting of the stockholders of the corporation for the purpose of electing directors and for the transaction of such other business as may properly be brought before the meeting shall be held on such date, and at such time and place within or without the State of Delaware as may be designated from time to time by the Board of Directors.

(b) SPECIAL MEETINGS. Special meetings of the stockholders shall be called at any time by any other officer of the corporation, whenever directed by the Board of Directors or by the Chief Executive Officer. The purpose or purposes of the proposed meeting shall be included in the notice setting forth such call.

(c) NOTICES. Except as otherwise provided by law, notice of the time, place and, in the case of a special meeting, the purpose or purposes of the meeting of stockholders shall be delivered personally or mailed not earlier than sixty, nor less than ten days previous thereto, to each stockholder of record entitled to vote at the meeting at such address as appears on the records of the corporation.

(d) QUORUM. The holders of one-third of the voting power of the stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business, except as otherwise provided by statute; but if at any regularly called meeting of stockholders there be less than a quorum present, the stockholders present may adjourn the meeting from time to time without further notice other than announcement at the meeting until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the original meeting. If the adjournment is for more than 30 days, or if, after the adjournment, a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

(e) PRESIDING OFFICER. The Chairman of the Board of Directors, or in the Chairman’s absence or at the Chairman’s direction, the President, or in the President’s absence or at the President’s direction, any officer of the corporation shall call all meetings of the stockholders to order and shall act as Chairman of such meeting. Unless otherwise determined by the Board of Directors at or prior to such meeting, the Secretary of the corporation or, in such officer’s absence, an Assistant Secretary shall act as secretary of the meeting. If neither the Secretary nor Assistant Secretary is present and the Board of Directors has not otherwise appointed a secretary of the meeting, the Chairman of the meeting shall appoint a secretary of the meeting. Unless otherwise determined by the Board of Directors prior to the meeting, the Chairman of the meeting shall determine the order of business and shall have the authority in his or her discretion to regulate the conduct of any such meeting, including, without limitation, by imposing restrictions on the persons (other than stockholders of the corporation or their duly appointed proxies) who may attend any such meeting, whether any stockholder or stockholders’ proxy may be excluded from any meeting of stockholders based upon any determination by the Chairman, in his or her sole discretion, that any such person has unduly disrupted or is likely to disrupt the proceedings thereat, and the circumstances in which any person may make a statement or ask questions at any meeting of stockholders. The Chairman of the meeting shall have authority to adjourn any meeting of stockholders.

(f) PROXIES. At all meetings of stockholders, any stockholder entitled to vote thereat shall be entitled to vote in person or by proxy, but no proxy shall be voted after three years from its date, unless such proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for the stockholder as proxy pursuant to the General Corporation Law of the State of Delaware, the following shall constitute a valid means by which a stockholder may grant such authority: (1) a stockholder may execute a writing authorizing another person or persons to act for the stockholder as proxy, and execution of the writing may be accomplished by the stockholder or the stockholder’s authorized officer, director, employee or agent signing such writing or causing his or her signature to be affixed to such writing by any reasonable means including, but not limited to, by facsimile signature; or (2) a stockholder may authorize another person or persons to act for the stockholder as proxy by transmitting or authorizing the transmission of a telegram, cablegram, or other means of electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be holder of the proxy to receive such transmission, provided that any such telegram, cablegram or other means of electronic transmission must either set forth or be submitted with information from which it can be determined that the telegram, cablegram or other electronic transmission was authorized by the stockholder. It if is determined that such telegrams, cablegrams or other electronic transmissions are valid, the judge or judges of stockholder votes or, if there are no such judges, such other persons making that determination shall specify the information upon which they relied.

Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to the preceding paragraph of this Section 6 may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

Proxies shall be filed with the secretary of the meeting prior to or at the commencement of the meeting to which they relate.

(g) VOTE REQUIRED. When a quorum is present at any meeting, the vote of the holders of a majority in voting power of the stock present or represented by proxy and entitled to vote on the matters shall decide any question brought before such meeting, unless the question is one upon which by express provision of statute, the Certificate of Incorporation or these By- Laws, a different vote is required, in which case such express provision shall govern and control the decision of such question.

(h) RECORD DATE. In order that the corporation may determine the stockholders (a) entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or (b) entitled to consent to corporate action in writing without a meeting, or (c) entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date (i) in the case of clause (a) above, shall not be more than sixty nor less than ten days before the date of such meeting, (ii) in the case of clause (b) above, shall not be more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors, and (iii) in the case of clause (c) above, shall not be more than sixty days prior to such action. If for any reason the Board of Directors shall not have fixed a record date for any such purpose, the record date for such purpose shall be determined as provided by law. Only those stockholders of record on the date so fixed or determined shall be entitled to any of the foregoing rights, notwithstanding the transfer of any such stock on the books of the corporation after any such record date so fixed or determined.

(i) STOCKHOLDERS LIST. The officer who has charge of the stock ledger of the corporation shall prepare and make at least ten days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting, arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours, for a period of at least ten days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be produced at the time and kept at the place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.

(j) JUDGES OF STOCKHOLDER VOTES. The Board of Directors, in advance of all meetings of the stockholders, shall appoint one or more judges of stockholder votes, who may be stockholders or their proxies, but not directors of the corporation or candidates for office. In the event that the Board of Directors fails to so appoint judges of stockholder votes or, in the event that one or more judges of stockholder votes previously designated by the Board of Directors fails to appear or act at the meeting of stockholders, the Chairman of the meeting may appoint one or more judges of stockholder votes to fill such vacancy or vacancies. Judges of stockholder votes appointed to act at any meeting of the stockholders, before entering upon the discharge of their duties, shall be sworn faithfully to execute the duties of judge of stockholder votes with strict impartiality and according to the best of their ability and the oath so taken shall be subscribed by them. Judges of stockholder votes shall, subject to the power of the Chairman of the meeting to open and close the polls, take charge of the polls, and, after the voting, shall make a certificate of the result of the vote taken.

(k) (A) ANNUAL MEETINGS OF STOCKHOLDERS. (1) Nominations of persons for election to the Board of Directors of the corporation and the proposal of business to be considered by the stockholders may be at an annual meeting of stockholders (a) pursuant to the corporation’s notice of meeting delivered pursuant to Article 1, Section 3 of these By-Laws, (b) by or at the direction of the Chairman of the Board of Directors or (c) by any stockholder or the corporation who is entitled to vote at the meeting, who complied with the notice procedures set forth in subparagraphs (2) and (3) of this paragraph (A) of this By-Law and who was a stockholder of record at the time such notice is delivered to the Secretary of the corporation.

(2) For nomination or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (1) of this By-Law, the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, and, in the case of business other than nominations, such other business must be a proper matter for stockholder action. To be timely, a stockholder’s notice shall be delivered to the Secretary at the principal executive offices of the corporation not less than seventy days nor more than ninety days prior to the first anniversary of the preceding year’s annual meeting; PROVIDED, HOWEVER, that in the event that the date of the annual meeting is advanced by more than twenty days, or delayed by more than seventy days, from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the ninetieth day prior to such annual meeting and not later than the close of business on the later of the seventieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made. Such stockholder’s notice shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (b) as to any other business that the stockholder proposed to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposed is made; and (c) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner and (ii) the class and number of shares of the corporation which are owned beneficially and of record by such stockholder and such beneficial owner.

(3) Notwithstanding anything in the second sentence of paragraph (A)(2) of this By-Law to the contrary, in the event that the number of directors to be elected to the Board of Directors of the corporation is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the corporation at least eighty days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by this By-Law shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the corporation.

(i) SPECIAL MEETINGS OF STOCKHOLDERS. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the corporation’s notice of meeting pursuant to Article I, Section 2 of these By-Laws. Nominations of persons for election to the Board of Directors may be made at a special meeting of stockholders at which directors are to be elected pursuant to the corporation’s notice of meeting (a) by or at the direction of the Board of Directors or (b) by any stockholder of the corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in this By-Law and who is a stockholder of record at the time such notice is delivered to the Secretary of the corporation. Nominations by stockholders of persons for election to the Board of Directors may be made at such a special meeting of stockholders if the stockholder’s notice as required by paragraph (A)(2) of this By-Law shall be delivered to the Secretary at the principal executive offices of the corporation not earlier than the ninetieth day prior to such special meeting and not later than the close of business on the later of the seventieth day prior to such special meeting or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting.

(ii) GENERAL. (1) Only persons who are nominated in accordance with the procedures set forth in this By-Law shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this By-Law. Except as otherwise provided by law, the Certificate of Incorporation or these By-Laws, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made in accordance with the procedures set forth in this By-Law and, if any proposed nomination or business is not in compliance with this By-Law, to declare that such defective nomination shall be disregarded or that such proposed business shall not be transacted.

(2) For purposes of this By-Law, “public announcement” shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act of 1934, as amended.

(3) For purposes of this By-Law, no adjournment nor notice of adjournment of any meeting shall be deemed to constitute a new notice of such meeting for purposes of this Section 11, and in order for any notification required to be delivered by a stockholder pursuant to this Section 11 to be timely, such notification must be delivered within the periods set forth above with respect to the originally scheduled meeting.

(4) Notwithstanding the foregoing provisions of this By-Law, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder with respect to the matters set forth in this By-Law. Nothing in this By-Law shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.

(l) NO WRITTEN CONSENT IN LIEU OF STOCKHOLDER MEETING. Notwithstanding any provision of this Certificate of Incorporation or the By-laws of this corporation to the contrary, any action required or permitted to be taken by the stockholders of this corporation must be effected at a duly called annual or special meeting of the stockholders pursuant to the Certificate of Incorporation and By-laws of the corporation and may not be effected by any written consent or consents, unanimous or otherwise, by such stockholders.

ARTICLE 2

BOARD OF DIRECTORS

(a) NUMBER AND CLASSES. The Board of Directors of the corporation shall consist of nine directors or such other number of directors, but not less than three, as shall from time to time be fixed exclusively by resolution of the Board of Directors. The directors shall be divided into three classes, each class to be elected for a three-year term. Directors shall (except as hereinafter provided for the filing of vacancies and newly created directorships) be elected by the holders of a plurality of the voting power present in person or represented by proxy and entitled to vote. One-third of the total number of directors shall constitute a quorum for the transaction of business and, except as otherwise provided by law or by the corporation’s Certificate of Incorporation, the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors. Directors need not be stockholders.

(b) VACANCIES. Newly created directorships in the Board of Directors that result from an increase in the number of directors and any vacancy occurring in the Board of Directors shall be filled only by a majority of the directors then in office, although less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office for a term as set forth in these By-Laws. If any applicable provision of the General Corporation Law of the State of Delaware expressly confers power on stockholders to fill such a directorship at a special meeting of stockholders, such a directorship may be filled at such meeting only by the affirmative vote of at least 80 percent in voting power of all shares of the corporation entitled to vote generally in the election of directors, voting as a single class.

(c) REMOVAL OF DIRECTORS. Any director may be removed from office at any time for cause, at a meeting called for that purpose in accordance with these By-laws, but only by the affirmative vote of the holders of at least 80 percent of the outstanding shares of the corporation entitled to vote generally in the election of directors, voting as a single class.

(d) MEETINGS AND NOTICES. Meetings of the Board of Directors shall be held at such place within or without the State of Delaware, or by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, as may from time to time be fixed by resolution of the Board of Directors or as may be specified in the notice of any meeting. Regular meetings of the Board of Directors shall be held at such times as may from time to time be fixed by resolution of the Board of Directors and special meetings may be held at any time upon the call of the Chairman of the Board of Directors or the President, by oral, or written notice including, telegraph, telex or transmission of a telecopy, e-mail or other means of transmission, duly served on or sent or mailed to each director to such director’s address or telecopy number as shown on the books of the corporation not less than one day before the meeting. The notice of any meeting need not specify the purposes thereof. A meeting of the Board of Directors may be held without notice immediately after the annual meeting of stockholders at the same place at which such meeting is held. Notice need not be given of regular meetings of the Board of Directors held at time by resolution of the Board of Directors. Notice of any meeting need not be given to any director who shall attend such meeting in person (except when the director attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened), or who shall waive notice thereof, before or after such meeting, in writing. Such member shall be conclusively presumed to have assented to any action taken unless his or her dissent shall be entered in the minutes of the meeting or unless his or her dissent to such action shall be filed with the person acting as the secretary of the meeting before the adjournment thereof or shall be forwarded by registered mail to the Secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to any member who voted in favor of such action.

(e) SEPARATE SERIES OF STOCK. Notwithstanding the foregoing, whenever the holders of any one or more series of Preferred Stock or Series Common Stock issued by the corporation shall have the right, voting separately by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, removal, filling of vacancies and other features of such directorships shall be governed by the terms of the Certificate of Incorporation applicable thereto and the certificate of designations governing such series. The number of directors that may be elected by the holders of any such series of Preferred Stock or Series Common Stock shall be in addition to the number fixed by or pursuant to the By-Laws. Except as otherwise expressly provided in the terms of such series, the number of directors that may be so elected by the holders of any such series of stock shall be elected for terms expiring at the next annual meeting of stockholders and without regard to the classification of the members of the Board of Directors as set forth in Section 1 hereof, and vacancies among directors so elected by the separate vote of the holders of any such series of Preferred Stock or Series Common Stock shall be filled by the affirmative vote of a majority of the remaining directors elected by such series, or, if there are no such remaining directors, by the holders of such series in the same manner in which such series initially elected a director.

(f) QUORUM BY CLASS OF STOCK. If at any meeting for the election of directors, the corporation has outstanding more than one class of stock, and one or more such classes or series thereof are entitled to vote separately as a class, and there shall be a quorum of only one such class or series of stock, that class or series of stock shall be entitled to elect its quota of directors notwithstanding absence of a quorum of the other class or series of stock.

(g) EXECUTIVE COMMITTEE. The Board of Directors may designate three or more directors to constitute an executive committee, one of whom shall be designated Chairman of such committee. The members of such committee shall hold such office until their successors are elected and qualified. Any vacancy occurring in the committee shall be filled by the Board of Directors. Regular meetings of the committee shall be held at such times and on such notice and at such places as it may from time to time determine. The committee shall act, advise with and aid the officers of the corporation in all matters concerning its interest and the management of its business, and shall generally perform such duties and exercise such powers as may from time to time be delegated to it by the Board of Directors, and shall have authority to exercise all the powers of the Board of Directors, so far as may be permitted by law, in the management of the business and the affairs of the corporation whenever the Board of Directors is not in session or whenever a quorum of the Board of Directors fails to attend any regular or special meeting of such

Board of Directors. The committee shall have power to authorize the seal of the corporation to be affixed to all papers which are required by the Delaware General Corporation Law to have the seal affixed thereto. The fact that the executive committee has acted shall be conclusive evidence that the Board of Directors was not in session at such time or that a quorum of the Board of Directors had failed to attend the regular or special meeting thereof.

The executive committee shall keep regular minutes of its transactions and shall cause them to be recorded in a book kept in the office of the corporation designated for that purpose, and shall report the same to the Board of Directors at their regular meeting. The committee shall make and adopt its own rules for the government thereof and shall elect its own officers.

(h) OTHER COMMITTEES. The Board of Directors may from time to time, by resolution, establish such other committees to serve at the pleasure of the Board of Directors which shall be comprised of such members of the Board of Directors and have such duties as the Board of Directors shall from time to time establish, and shall during such period of time as any securities of the corporation are listed on the Nasdaq National Market (“Nasdaq”), by resolution, designate all committees required by the rules and regulations under Nasdaq. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. Except to the extent restricted by applicable law or the Certificate of Incorporation, each such committee, to the extent provided in the resolution creating it, shall have and may exercise all the powers and authority of the Board of Directors. Each such committee shall serve at the pleasure of the Board of Directors as may be determined from time to time, by resolution or as required by the rules and regulations of Nasdaq, as applicable. Each committee shall keep regular minutes of its meetings and report the same to the Board of Directors upon request. Any director may belong to any number of committees of the Board of Directors. The Board of Directors may also establish such other committees with such members (whether or not directors) and such duties as the Board of Directors may from time to time determine.

(i) COMMITTEE RULES. Each committee of the Board of Directors may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise be provided by a resolution of the Board of Directors designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum. Unless otherwise provided in such a resolution, in the event that a member and that member’s alternate, if alternates are designated by the Board of Directors, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in place of any such absent or disqualified member.

(j) APPOINTMENT OF NON-OFFICER SECRETARY. The Board of Directors may appoint an acting non-officer secretary as it may deem proper or may delegate to any elected officer of the corporation the power to appoint and remove such non-officer secretary and to prescribe his terms, authorities and duties; provided, however, that in no event shall such non-officer secretary, acting in such capacity, be deemed an officer of the corporation notwithstanding the terms, authorities and duties prescribed thereto by the Board of Directors or any elected officer of the corporation upon whom such power of appointment shall have been conferred by the Board of Directors. Such non-officer secretary may be removed from such position at any time either with or without cause by the affirmative vote of a majority of the members of the Board of Directors then in office or by any elected officer upon whom such power of appointment shall have been conferred by the Board of Directors.

(k) ACTION BY WRITTEN CONSENT. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or committee, as the case may be, consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board of Directors.

(l) TELEPHONIC, ETC. PARTICIPATION IN MEETINGS. The members of the Board of Directors or any committee thereof may participate in a meeting of such Board of Directors or committee, as the case may be, by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 9 shall constitute presence in person at such a meeting.

(m) COMPENSATION OF DIRECTORS. The Board of Directors may establish policies for the compensation of directors and for the reimbursement of the expenses of directors, in each case, in connection with services provided by directors to the corporation.

(n) RELIANCE ON BOOKS AND RECORDS. A member of the Board of Directors, or a member of any committee designated by the Board of Directors shall, in the performance of such person’s duties, be fully protected in relying in good faith upon records of the corporation and upon such information, opinions, reports or statements presented to the corporation by any of the corporation’s officers or employees, or committees of the Board of Directors, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the corporation.

ARTICLE 3

OFFICERS

(a) OFFICERS. The Board of Directors, as soon as may be after each annual meeting of the stockholders, shall elect officers of the corporation, including a Chairman of the Board of Directors or President. The Board of Directors may also from time to time elect such other officers (including one or more Vice Presidents, a Treasurer, one or more Assistant Vice Presidents and one or more Assistant Treasurers) as it may deem proper or may delegate to any elected officer of the corporation the power to appoint and remove any such other officers and to prescribe their respective terms of office, authorities and duties. Any Vice President may be designated Executive, Senior or Corporate, or may be given such other designation or combination of designations as the Board of Directors may determine. Any two or more offices may be held by the same person.

(b) TERM. All officers of the corporation elected by the Board of Directors shall hold office for such term as may be determined by the Board of Directors or until their respective successors are chosen and qualified. Any officer may be removed from office at any time either with or without cause by the affirmative vote of a majority of the members of the Board of Directors then in office, or, in the case of appointed officers, by any elected officer upon whom such power of removal shall have been conferred by the Board of Directors.

(c) POWERS AND DUTIES. Each of the officers of the corporation elected by the Board of Directors or appointed by an officer in accordance with these By-Laws shall have the powers and duties prescribed by law, by the By-Laws or by the Board of Directors and, in the case of appointed officers, the powers and duties prescribed by the appointing officer, and, unless otherwise prescribed by the By-Laws or by the Board of Directors or such appointing officer, shall have such further powers and duties as ordinarily pertain to that office. The Chairman of the Board of Directors or the President, as determined by the Board of Directors, shall be the Chief Executive Officer and shall have the general direction of the affairs of the corporation.

(d) DELEGATION OF OFFICER’S POWERS AND DUTIES. Unless otherwise provided in these By-Laws, in the absence or disability of any officer of the corporation, the Board of Directors may, during such period, delegate such officer’s powers and duties to any other officer or to any director and the person to whom such powers and duties are delegated shall, for the time being, hold such office.

(e) CHIEF EXECUTIVE OFFICER. The Chief Executive Officer shall have the powers and perform the duties incident to that position. Subject to the powers of the Board of Directors and the Chairman of the Board, the Chief Executive Officer shall be in the general and active charge of the entire business and affairs of the corporation, and shall be its chief policy making officer. The Chief Executive Officer shall have such other powers and perform such other duties as may be prescribed by the Board of Directors or provided in these By-laws. The Chief Executive Officer is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation. Whenever the President is unable to serve, by reason of sickness, absence or otherwise, the chief executive officer shall perform all the duties and responsibilities and exercise all the powers of the President.

(f) THE PRESIDENT. The President of the corporation shall, subject to the powers of the Board of Directors, the Chairman of the Board and the Chief Executive Officer, have general charge of the business, affairs and property of the corporation, and control over its officers, agents and employees. The President shall see that all orders and resolutions of the Board of Directors are carried into effect. The President is authorized to execute bonds, mortgages and other contracts requiring a seal, under the seal of the corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Board of Directors to some other officer or agent of the corporation. The President shall have such other powers and perform such other duties as may be prescribed by the Chairman of the Board, the Chief Executive Officer, the Board of Directors or as may be provided in these By-laws.

(g) THE SECRETARY AND ASSISTANT SECRETARIES. The Secretary of the corporation shall attend all meetings of the Board of Directors (other than executive sessions thereof) and all meetings of the stockholders and record all the proceedings of the meetings in a book or books to be kept for that purpose or shall ensure that his or her designee attends each such meeting to act in such capacity. Under the Chairman of the Board’s supervision, the Secretary of the Corporation shall give, or cause to be given, all notices required to be given by these By-laws or by law; shall have such powers and perform such duties as the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or these By-laws may, from time to time, prescribe; and shall have custody of the corporate seal of the corporation. The Secretary, or an Assistant Secretary, of the corporation shall have authority to affix the corporate seal to any instrument requiring it and when so affixed, it may be attested by his or her signature or by the signature of such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the corporation and to attest the affixing by his or her signature. The Assistant Secretary, or if there be more than one, any of the Assistant Secretaries, of the corporation shall in the absence or disability of the Secretary of the corporation, perform the duties and exercise the powers of the Secretary of the corporation and shall perform such other duties and have such other powers as the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President, or Secretary may, from time to time, prescribe.

(h) THE CHIEF FINANCIAL OFFICER. The Chief Financial Officer shall have the custody of the corporate funds and securities; shall keep full and accurate all books and accounts of the corporation as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the corporation as may be ordered by the Chairman of the Board or the Board of Directors; shall cause the funds of the corporation to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board of Directors, at its regular meeting or when the Board of Directors so requires, an account of the corporation; shall have such powers and perform such duties as the Board of Directors, the Chairman of the Board, the Chief Executive Officer, the President or these By-laws may, from time to time, prescribe.

ARTICLE 4

CERTIFICATES OF STOCK

(a) CERTIFICATED AND UNCERTIFICATED STOCK. The shares of stock of the corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of the corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the corporation. Notwithstanding the adoption of such a resolution by the Board of Directors, every holder of stock represented by certificates and, upon request, every holder of uncertificated shares shall be entitled to have a certificate signed by, or in the name of the corporation by the Chairman of the Board of Directors, or the President or a Vice President and by the Treasurer of the corporation, or as otherwise permitted by law, representing the number of shares registered in certificate form. Any or all the signatures on the certificate may be a facsimile.

(b) TRANSFERS. Transfers of stock shall be made on the books of the corporation by the holder of the shares in person or by such holder’s attorney upon surrender and cancellation of certificates for a like number of shares, or as otherwise provided by law with respect to uncertificated shares. Prior to the surrender to the corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of such share or shares, or, in the case of non-certificated shares, upon the request to record the transfer of such share or shares, the corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner. The corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

(c) LOST CERTIFICATES. No certificate for shares of stock in the corporation shall be issued in place of any certificate alleged to have been lost, stolen or destroyed, except upon production of such evidence of such loss, theft or destruction and upon delivery to the corporation of a bond of indemnity in such amount, upon such terms and secured by such surety, as the Board of Directors in its discretion may require.

ARTICLE 5

CORPORATE BOOKS

The books of the corporation may be kept outside of the State of Delaware at such place or places as the Board of Directors may from time to time determine.

ARTICLE 6

INDEMNIFICATION

(a) RIGHT TO INDEMNIFICATION. The corporation shall indemnify and hold harmless, to the fullest extent permitted the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the corporation to provide broader indemnification rights then such law permitted the corporation to provide prior to such amendment), and any other applicable law as it presently exists or may hereafter be amended (but, in the case of any such amendment, only to the extent such amendment permits the corporation to provide broader indemnification rights then such law permitted the corporation to provide prior to such amendment), any person (an “Indemnitee”) who was or is made or is threatened to be made a party or is otherwise involved (including without limitation, as a witness) in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a “proceeding”), by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee or agent of the corporation or, while a director, officer, employee or agent of the corporation, is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while so serving, against all liability and loss suffered and expenses (including attorneys’ fees and related disbursements, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended from time to time (“ERISA”), penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such Indemnitee in connection therewith, and such indemnification shall continue as to a person who has ceased to be a director, officer, employee, agent, partner, member or trustee and shall inure to the benefit of his or her heirs, executors and administrators. Notwithstanding the preceding sentence, except as otherwise provided in Section 3 of this Article VI, the corporation shall be required to indemnify an Indemnitee in connection with a proceeding (or part thereof) commenced by such Indemnitee only if the commencement of such proceeding (or part thereof) by the Indemnitee was authorized by the Board of Directors of the corporation. Each person who is or was serving as a director, officer, employee or agent of a subsidiary of the corporation shall be deemed to be serving, or have served, at the request of the corporation. Any indemnification under this Article VI (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has me the applicable standard of conduct set forth in the General Corporation Law of the State of Delaware, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment). Such determination shall be made with respect to a person who is a director or officer at the time of such determination by (a) a majority vote of the directors who were not parties to such proceeding (the “Disinterested Directors”), even though less than a quorum, (b) a committee of the Disinterested Directors designated by a majority vote of the Disinterested Directors, even though less than a quorum, (c) if there are no such Disinterested Directors, or if such Disinterested Directors so direct, by independent legal counsel in a written opinion, or (d) by the stockholders.

(b) PREPAYMENT OF EXPENSES. The corporation shall pay the expenses (including attorneys’ fees) incurred by an Indemnitee in defending any proceeding in advance of its final disposition, PROVIDED, HOWEVER, that, to the extent required by law, such payment of expenses in advance of the final disposition of the proceeding shall be made only upon receipt of an undertaking by the Indemnitee to repay all amounts advanced if it should be ultimately determined that the Indemnitee is not entitled to be indemnified under this

Article VI or otherwise. The majority of the Disinterested Directors, or a committee thereof, may, in the manner set forth above, and upon approval of such Indemnittee, authorize the corporation’s counsel to represent such person, in any proceeding, whether or not the corporation is a party to such proceeding.

(c) PROCEDURE FOR INDEMNIFICATION AND CLAIMS. Any indemnification or advance of expenses (including attorneys’ fees, costs and charges) under this Article VI shall be made promptly and, in any event, within 30 days upon written request of the Indemnittee (and, in the case of advance of expenses, receipt of a written undertaking by or on behalf of the Indemnittee to repay such amount if it shall ultimately be determined that the Indemnittee is not entitled to be indemnified therefor pursuant to the terms of this Article VI). If the corporation denies such claim for indemnification or advancement of expenses under this Article VI, or no disposition thereof is made, within 30 days after a written claim therefor by the Indemnitee has been received by the corporation, the Indemnitee may file suit in a court of competent jurisdiction to recover the unpaid amount of such claim and, if successful in whole or in part, shall be entitled to be paid the expense of prosecuting such claim. In any such action the corporation shall have the burden of proving that the Indemnitee is not entitled to the requested indemnification or advancement of expenses under applicable law. It shall be a defense to any such action (other than an action brought to enforce a claim for the advance of expenses (including attorney’s fees, costs and charges) under this Article VI where the required undertaking, if any, has been received by the corporation) that the claimant has not met the standard of conduct set forth in the General Corporations Law of the State of Delaware, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including its Board of Directors, its independent legal counsel and its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the General Corporations Law of the State of Delaware, as the same exists or hereafter may be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than such law permitted the corporation to provide prior to such amendment), nor the fact that there has been an actual determination by the corporation (including its Board of Directors, its independent legal counsel and its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(d) NONEXCLUSIVITY OF RIGHTS. The rights conferred on any Indemnitee by this Article VI shall not be exclusive of any other rights which such Indemnitee may have or hereafter acquire under any law (common or statutory), provision of the certificate of incorporation, by-law, agreement, vote of stockholders or Disinterested Directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding office or while employed by or acting as agent for the corporation, and shall continue as to a person who has ceased to be a director, officer, employee or agent, and shall inure to the benefit of the estate, heirs, executors and administers of such person. All rights to indemnification under this Article VI shall be deemed to be a contract between the corporation and each director, officer, employee or agent of the corporation who serves or served in such capacity at any time while this Article VI is in effect. Any repeal or modification of this Article VI or any repeal or modification of relevant provisions of the General Corporations Law of the State of Delaware or any other applicable laws shall not in any way diminish any rights to indemnification of such person or the obligations of the corporation arising hereunder with respect to any proceeding arising out of, or relating to, any actions, transactions or facts occurring prior to the final adoption of such modification or repeal. For the purposes of this Article VI, references to “the corporation” include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporation, so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this VI, with respect to the resulting or surviving corporation, as he would if he had served the resulting or surviving corporation in the same capacity.

(e) INSURANCE. The corporation may purchase and maintain insurance on its own behalf and on behalf of any person who is or was a director, officer, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss asserted against him and incurred by him in any such capacity, whether or not the corporation would have the power to indemnify such person against such expenses, liability or loss under the General Corporations Law of the State of Delaware.

(f) RELIANCE. Persons who after the date of the adoption of this provision become or remain directors, officers, employees or agents of the corporation or who, while a director, officer, employee or agent of the corporation, become or remain a director, officer, employee or agent of a subsidiary, shall be conclusively presumed to have relied on the rights to indemnity, advance of expenses and other rights contained in this Article VI in entering into or continuing such service. The rights to indemnification and to the advance of expenses conferred in this Article VI shall apply to claims made against an Indemnitee arising out of acts or omissions which occurred or occur both prior and subsequent to the adoption hereof.

(g) SAVINGS CLAUSE. If this Article VI or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each person entitled to indemnification under the first paragraph of this Article VI as to all expense, liability and loss (including attorneys’ fees and related disbursements, judgments, fines, ERISA excise taxes and penalties, penalties and amounts paid or to be paid in settlement) actually and reasonably incurred or suffered by such person and for which indemnification is available to such person pursuant to this Article VI to the full extent permitted by any applicable portion of this Article VI that shall not have been invalidated and to the full extent permitted by applicable law.

(h) OTHER SOURCES. The corporation’s obligation, if any, to indemnify or to advance expenses to any Indemnitee who was or is serving at its request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, enterprise or nonprofit entity shall be reduced by any amount such Indemnitee may collect as indemnification or advancement of expenses from such other corporation, partnership, joint venture, trust, enterprise or non-profit enterprise.

(i) AMENDMENT OR REPEAL. Any repeal or modification of the foregoing provisions of this Article VI shall not adversely affect any right or protection hereunder of any Indemnitee in respect of any act or omission occurring prior to the time of such repeal or modification.

(j) OTHER INDEMNIFICATION AND PREPAYMENT OF EXPENSES. This Article VI shall not limit the right of the corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to persons other than Indemnitees when and as authorized by appropriate corporate action.

ARTICLE 7

CHECKS, NOTES, PROXIES, LOANS, ETC.

All checks and drafts on the corporation’s bank accounts and all bills of exchange and promissory notes, and all acceptances, obligations and other instruments for the payment of money, shall be signed by such officer or officers or agent or agents as shall be hereunto authorized from time to time by the Board of Directors. Proxies to vote and consents with respect to securities of other corporations owned by or standing in the name of the corporation may be executed and delivered from time to time on behalf of the corporation by the Chairman of the Board of Directors, the President, or by such officers as the Board of Directors may from time to time determine. In addition to the powers otherwise granted to officers pursuant to Article III hereof, the Board of Directors may authorize any officer or officers, or any agent or agents, of the corporation to enter into any contract or to execute and deliver any instrument in the name and on behalf of the corporation, and such authority may be general or confirmed to specific instances.

ARTICLE 8

CORPORATE SEAL

The corporate seal shall have inscribed thereon the name of the corporation. In lieu of the corporate seal, when so authorized by the Board of Directors or a duly empowered committee thereof, a facsimile thereof may be impressed or affixed or reproduced.

ARTICLE 9

AMENDMENTS

These By-Laws may be amended, added to, rescinded or repealed at any meeting of the Board of Directors or of the stockholders, provided notice of the proposed change was given in the notice of the meeting of the shareholders or, in the case of a meeting of the Board of Directors, in a notice given not less than two days prior to the meeting; provided, however, that, notwithstanding any other provisions of these By-Laws or any provision of law which might otherwise permit a lesser vote of the stockholders, the affirmative vote of the holders of at least 80 percent in voting power of all shares of the corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required in order for the stockholders to alter, amend or repeal Section 2, Section 11 and Section 12 of Article I, Sections 1, 2 and 3 of Article II or this proviso to this Article IX of these By-Laws or to adopt any provision inconsistent with any of such Sections or with this proviso.

Adopted by the Board of Directors on December 19, 2005.

*     *     *

APPENDIX D

TAX OPINION OF KIRKLAND & ELLIS LLP

KIRKLAND & ELLIS LLP

777 S. Figueroa St. Los Angeles, CA 90017

June 27, 2006

IMPCO Technologies, Inc.

3030 South Susan Street

Santa Ana, California 92704

Re: Proxy Statement/Prospectus on Form S-4 (Registration No. 333-135378)

Ladies and Gentlemen:

We have acted as counsel to IMPCO Technologies, Inc., a Delaware corporation (the “Company”), in connection with the transactions described in the Agreement and Plan of Reorganization made and entered into as of June 27, 2006 (the “Agreement”) by and among the Company, IMPCO Merger Sub, Inc., a Delaware Corporation (“Merger Sub”) and Fuel Systems Solutions, Inc., a Delaware corporation (“Fuel Systems”). Capitalized terms not otherwise defined herein shall have the same meanings as set forth in the Agreement.

The Company is filing with the Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”) a Proxy Statement/Prospectus on Form S-4 (the “Proxy Statement”) with respect to the Fuel Systems Common Stock to be issued to the Company stockholders in exchange for Company Common Stock. If the Merger is consummated on the terms and subject to the conditions set forth in the Agreement, then Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue as the surviving corporation. We have assumed for purposes of the opinion set forth below that the Merger and the Reorganization will be effected in accordance with the General Corporation Law of the State of Delaware. The holders of shares of Company Common Stock will be entitled to receive for each share of Company Common Stock held by them, other than cash in lieu of a fractional share, the number of shares of Fuel Systems Common Stock as determined pursuant to the Agreement. In connection with this opinion, we have examined, and are familiar with: (i) the Agreement (including all exhibits and schedules attached thereto), (ii) the Proxy Statement/Prospectus and (iii) such other presently existing documents, records and matters of law as we have deemed appropriate in order to enable us to render this opinion.

For purposes of the opinions set forth in paragraphs 1 and 2 below, we have, solely as to factual matters and with the consent of Fuel Systems and the Company, relied upon the accuracy and completeness of the statements and representations (which statements and representations we have neither investigated nor verified) contained in the Agreement. We also have relied, solely as to factual matters, upon the certificate of officers of Fuel Systems and the Company dated the date hereof (the “Officers’ Certificate”). We have assumed that the Officers’ Certificate is true and correct and will continue to be true and correct as of the Effective Time and thereafter and that the Merger and the Reorganization will be consummated in accordance with the terms of the Agreement.

Based upon and subject to the foregoing, and based upon the Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder, judicial decisions, revenue rulings and revenue procedures of the Internal Revenue Service (the “IRS”), and other administrative pronouncements, all as in effect on the date hereof, it is our opinion that:

11.	For U.S. federal income tax purposes, the Reorganization will constitute a reorganization within the meaning of Section 368(a) of the Code and each of Fuel Systems, the Company, and Merger Sub will be a party to the reorganization within the meaning of Section 368(b) of the Code.

D-1

12.	Subject to the limitations set forth therein, the discussion contained in the Proxy Statement/Prospectus under the caption “REORGANIZATION—Certain Federal Income Tax Consequences” is an accurate summary of the material U.S. federal income tax consequences of the Reorganization to U.S. stockholders of the Company who will exchange their Company Common Stock for Fuel Systems Common Stock (and cash in lieu of fractional shares). We adopt such discussion as our opinion.

Our opinion is based on current U.S. federal income tax law and administrative practice, and we do not undertake to advise you as to any future changes in U.S. federal income tax law or administrative practice that may affect our opinion unless we are specifically retained to do so. Further, legal opinions are not binding upon the IRS and there can be no assurance that contrary positions may not be asserted by the IRS. We express no opinion concerning any tax matter other than those discussed in the Proxy Statement/Prospectus under the caption “REORGANIZATION—Certain Federal Income Tax Consequences.”

We hereby consent to the filing of this opinion with the Commission as Appendix D to the Proxy Statement/Prospectus. We also consent to the reference to our firm in the Proxy Statement/Prospectus. In giving this consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Commission.

To ensure compliance with requirements imposed by the IRS, we inform you that any tax advice contained in this opinion was not intended or written to be used, and cannot be used, by any taxpayer for the purpose of (i) avoiding tax-related penalties under the Code or (ii) promoting, marketing or recommending to another party any tax-related matters addressed herein.

Sincerely,

/s/ Kirkland & Ellis LLP

Kirkland & Ellis LLP

D-2

APPENDIX E

FUEL SYSTEMS SOLUTIONS, INC.

IMPCO TECHNOLOGIES, INC.

2006 INCENTIVE BONUS PLAN

1.	Purpose.

This plan shall be known as the 2006 Incentive Bonus Plan (the “Plan”). The purpose of the Plan shall be to promote the long-term growth and profitability of Fuel Systems Solutions, Inc. (in the event the Reorganization is effected), IMPCO Technologies, Inc. and their Subsidiaries by (i) providing all Non-Employee Directors and Eligible Employees of the Company and its Subsidiaries with incentives to maximize stockholder value and otherwise provide outstanding performance and (ii) enabling the Company to attract, retain and reward the best available employees.

2.	Definitions.

(a) “Award” means any grant of a Performance Award, Director Award or Restricted Stock Award under the Plan.

(b) “Award Certificate” means any written notice pursuant to which Awards are granted under the Plan.

(c) “Board of Directors” and “Board” mean the board of directors of the Company.

(d) “Change in Control” means the occurrence of one of the following events:

(i) if any “person” or “group” as those terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successors thereto, other than an Exempt Person, is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act or any successor thereto), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities; or

(ii) during any period of two consecutive years, individuals who at the beginning of such period constitute the Board and any new directors whose election by the Board or nomination for election by the Company’s stockholders was approved by at least two-thirds of the directors then still in office who either were directors at the beginning of the period or whose election was previously so approved, cease for any reason to constitute a majority thereof; or

(iii) consummation of a merger or consolidation of the Company with any other corporation, other than a merger or consolidation (A) which would result in all or a portion of the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity outstanding immediately after such merger or consolidation or (B) by which the corporate existence of the Company is not affected and following which the

Company’s chief executive officer and directors retain their positions with the Company (and constitute at least a majority of the Board); or

(iv) consummation of a plan of complete liquidation of the Company or a sale or disposition by the Company of all or substantially all the Company’s assets, other than a sale to an Exempt Person.

Notwithstanding the foregoing, a transaction or series of related transactions shall not constitute a Change in Control hereunder unless it or they also constitute a “change in control” within the meaning of Section 409A of the Code.

(e) “Code” means the Internal Revenue Code of 1986, as amended.

(f) “Committee” means the Compensation Committee of the Board.

(g) “Common Stock” means the Common Stock, par value $.01 per share, of the Company, and any other shares into which such stock may be changed by reason of a recapitalization, reorganization, merger, consolidation or any other change in the corporate structure or capital stock of the Company.

(h) “Company” means IMPCO Technologies, Inc. unless the Reorganization has occurred, in which case the “Company” means Fuel Systems Solutions, Inc.

(i) “Corporate Services” means corporate, finance, accounting, administrative, “overhead” and other similar services.

(j) “Covered Employee” means any Eligible Employee who qualifies as a “covered employee” under Section 162(m)(3) of the Code and whom the Committee, in its sole and absolute discretion, determines should be considered a “Covered Employee.”

(k) “Division” means any operating or administrative unit of the Company or any of its Subsidiaries for which profit and loss is measured separately and which is designated by the Committee as a “Division” for purposes of this Plan, in the Committee’s sole and absolute discretion.

(l) “Eligible Employee” means a full-time employee (regularly working at least 32 hours per week) of the Company or any of its Subsidiaries who has been continuously employed by the Company or one of its Subsidiaries for at least six months prior to the end of the applicable Performance Year, is employed by the Company or one of its Subsidiaries at the end of the applicable Performance Year, and is employed by the Company or one of its Subsidiaries on the date of grant of the Performance Award. The transfer of an Eligible Employee between Divisions, from the Company to a Subsidiary, from a Subsidiary to the Company, or from one Subsidiary to another shall not be considered a termination of employment; nor shall it be considered a termination of employment if an Eligible Employee is placed on military or sick leave or such other leave of absence which is considered by the Committee in its sole and absolute discretion as continuing intact the employment relationship.

(m) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(n) “Exempt Person” means (i) Mariano Costamagna, (ii) any person, entity or group under the control of Mr. Costamagna, or (iii) any employee benefit plan of the Company or a trustee or other administrator or fiduciary holding securities under an employee benefit plan of the Company.

(o) “Fair Market Value” of a share of Common Stock of the Company means, as of the date in question, the officially-quoted closing selling price of the stock (or if no selling price is quoted, the bid price) on the principal securities exchange or market on which the Common Stock is then listed for trading (including, for this purpose, the New York Stock Exchange or the Nasdaq National Market) (the “Market”) for the applicable trading day or, if the Common Stock is not then listed or quoted in the Market, the Fair Market Value shall be the fair value of the Common Stock determined in good faith by the Board using any reasonable method; provided, however, that when shares received upon grant or vesting of restricted stock are immediately sold in the open market, the net sale price received may be used to determine the Fair Market Value of any shares used to pay the exercise price or applicable withholding taxes and to compute the withholding taxes.

(p) “Net Profit” of a Division means the net profit of the Division over the applicable Performance Year as determined in the sole and absolute discretion of the Committee. For the 2006 Performance Year, Net Profit for any Division shall exclude expenses associated with providing Corporate Services to the Division by the Company or a Subsidiary of the Company, whether or not such services are specifically incurred by the Division itself; the amount of the excluded Corporate Services will be determined in the sole and absolute judgment of the Committee. For any Performance Year after the 2006 Performance Year, the calculation of Net Profit for a Division may include expenses associated with providing Corporate Services to the Division by the Company or a Subsidiary of the Company, whether or not such services are specifically incurred by the Division itself.

(q) “Non-Employee Director” has the meaning given to such term in Rule 16b-3 under the Exchange Act and/or any successor thereto.

(r) “Outside Director” means a director of the Company who is an “outside director within the meaning of Section 162(m) of the Code and the regulations promulgated thereunder.

(s) “Participant” means an individual who receives an Award under this Plan.

(t) “Performance Award” means an Award granted to a Participant under Section 6 based upon the achievement of applicable performance goals.

(u) “Performance-Based Compensation” means any award that is intended to constitute “performance based compensation” within the meaning of Section 162(m)(4)(C) of the Code and the regulations promulgated thereunder.

(v) “Reorganization” means the transaction, contemplated by the Board at the time of the adoption of this Plan, pursuant to which IMPCO Technologies, Inc. will become a wholly-owned subsidiary of Fuel Systems Solutions, Inc. and every two outstanding shares of IMPCO Technologies, Inc. common stock will be exchanged for one whole share of Fuel Systems Solutions, Inc. common stock.

(w) “Restricted Stock Award” means an Award of restricted stock granted pursuant to Section 7.

(x) “Subsidiary” means a corporation or other entity of which outstanding shares or ownership interests representing 50% or more of the combined voting power of such corporation or other entity entitled to elect the management thereof, or such lesser percentage as may be approved by the Committee, are owned directly or indirectly by the Company.

3.	Administration.

The Plan shall be administered by the Committee; provided that the Board may, in its sole and absolute discretion, at any time and from time to time, resolve to administer the Plan, in which case the term “Committee” shall be deemed to mean the Board for all purposes herein. Subject to the provisions of the Plan, the Committee shall be authorized to:

(i)	select persons to participate in the Plan and determine eligibility for benefits under the Plan,

(ii)	determine the Fair Market Value of the Common Stock,

(iii)	determine the form, substance and size of Awards made under the Plan to each Participant, and the conditions and restrictions, if any, subject to which such Awards will be made,

(iv)	approve the form of Award Certificates used under the Plan,

(v)	certify that the conditions and restrictions applicable to any Award have been met,

(vi)	modify the terms of Awards made under the Plan in accordance with the provisions of Sections 16 through 18 and 22 hereof, including accelerating any vesting date of any previously-granted Awards, eliminating or waiving any restrictions on or conditions of such Awards, or otherwise adjusting any terms of such Awards,

(vii)	interpret the Plan and Awards made thereunder,

(viii)	make any adjustments necessary or desirable in connection with Awards made under the Plan to Eligible Employees located outside the United States, including, as appropriate, the establishment of sub-plans under which Awards may be crafted in response to the laws of foreign jurisdictions,

(ix)	take such action as are necessary or advisable for the Plan and the operation of the Plan to comply with the applicable requirements of Rule 16b-3 under the Exchange Act, Section 162(m) of the Code and Section 409A of the Code, and

(x)	adopt, amend, or rescind such rules and regulations, and make such other determinations, for carrying out the Plan as it may deem appropriate.

Notwithstanding the above, the Board of Directors may, by resolution, expressly delegate to a special committee, consisting of one or more directors or officers of the Company, the authority, within specified parameters, to (i) designate Eligible Employees to be recipients of Awards under the Plan, and (ii) to determine the amount of such Awards to be received by any such Participants; provided, however, that such delegation of duties and responsibilities to an officer of the Company may not be made with respect to the grant of Awards to Eligible Employees (a) who are subject to Section 16(a) of the Exchange Act at the time of grant, or (b) who are at the time of grant, or are anticipated to be become during the term of the Award, “covered employees” as defined in Section 162(m)(3) of the Code. The acts of such delegates shall be treated hereunder as acts of the Board and such delegates shall report regularly to the Board and the Compensation Committee regarding the delegated duties and responsibilities and any Awards so granted. To the extend necessary for any award intended to qualify as Performance-Based Compensation to so qualify, the Committee shall consist of at least two directors, each of whom shall be an Outside Director.

Decisions of the Committee on all matters relating to the Plan shall be in the Committee’s sole and absolute discretion and shall be conclusive and binding on all parties. The validity, construction, and effect of the Plan and any rules and regulations relating to the Plan shall be determined in accordance with applicable federal and state laws and rules and regulations promulgated pursuant thereto and the rules and regulations of the principal securities exchange or market on which the Common Stock is then listed for trading. No member of the Committee and no officer of the Company shall be liable for any action taken or omitted to be taken by such member, by any other member of the Committee or by any officer of the Company in connection with the performance of duties under the Plan, except for such person’s own willful misconduct or as expressly provided by statute.

The expenses of the Plan shall be borne by the Company. The Company shall not be required to establish any special or separate fund or make any other segregation of assets to assume the payment of any Award under the Plan, and rights to the payment of such Awards shall be no greater than the rights of the Company’s general creditors.

4.	Shares Available for the Plan.

Subject to adjustments as provided in Section 16, the following number of shares of Common Stock (the “Plan Shares”) may be issued pursuant to the Plan:

(a) 800,000 total Plan Shares if the Reorganization has not occurred; or

(b) 400,000 total Plan Shares if the Reorganization has occurred.

Plan Shares may be in whole or in part authorized and unissued or held by the Company as treasury shares. If any Award of shares under the Plan expires unvested or is forfeited as to any shares, then such unvested or forfeited shares may thereafter be available for further grants under the Plan as the Committee shall determine.

Without limiting the generality of the foregoing provisions of this Section 4 or the generality of the provisions of Sections 3, 18, 22 or any other section of this Plan, the Committee may, at any time or from time to time, and on such terms and conditions (that are consistent with and not in contravention of the other provisions of this Plan) as the Committee may, in its sole and absolute discretion, determine, issue Award Certificates (or take other actions with respect to the Awards) for new Awards containing terms (including exercise prices) more (or less) favorable than the outstanding Awards.

5.	Eligible Participants.

Participation in the Plan shall be open to all Non-Employee Directors and Eligible Employees of the Company and its Subsidiaries (including individuals located outside the United States). No employee or director of the Company or any of its Subsidiaries shall have a claim to be granted any Award under the Plan. Nothing in the Plan or in any Award shall confer any right on a Participant to continue as a director or employee of the Company or shall interfere in any way with the right of the Company to terminate such employment or director service or to reduce the compensation or responsibilities of a Participant at any time. By accepting any Award under the Plan, each Participant and each person claiming under or through him or her shall be conclusively deemed to have indicated his or her acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board or the Committee.

Determinations made by the Committee under the Plan need not be uniform and may be made selectively among eligible individuals under the Plan, whether or not such individuals are similarly situated. An Award of any type made hereunder in any one year to an Eligible Employee shall neither guarantee nor preclude a further grant of that or any other type to such Eligible Employee in that year or subsequent years.

6.	Performance Awards.

(a) Grant of Performance Awards. A Performance Award may be granted to an Eligible Employee only if both of the following have occurred: (i) the Eligible Employee’s Division has achieved a Net Profit during the Company’s applicable fiscal year (the “Performance Year”), and (ii) the Eligible Employee has achieved his or her Employee Goals (as defined below) for the Performance Year. The Committee shall have sole and absolute discretion to determine whether to grant a Performance Award, the amount and type of the Performance Award and the terms and conditions on which any Performance Award is granted. It is the Company’s intent that no Performance Award be treated as the payment of deferred compensation for purposes of Section 409A of the Code and that any ambiguities in construction be interpreted in order to effectuate such intent.

(b) Division Performance Goals. The aggregate value of all Performance Awards allocable to the Eligible Employees of a Division (the “Division Award Pool”) with respect to a Performance Year shall equal 10% of the Division’s Net Profit for such Performance Year. If a Division has no Net Profit for a Performance Year, then no Eligible Employees of that Division shall receive a Performance Award regardless of the achievements of any individual Eligible Employee. The Committee, in its sole and absolute discretion, may allocate a portion of a Division Award Pool to Eligible Employees who are not employed by the Division, but who nonetheless provide Corporate Services to or on behalf of such Division. Any portion of a Division’s Award Pool for any Performance Year that is not distributed as Performance Awards to Eligible Employees of that Division due to such Eligible Employees not attaining their Employee Goals shall, for such Performance Year, not be re-allocated among other Eligible Employees within that Division for such Performance Year.

(c) Employee Performance Goals. The Committee shall determine the portion of any Division Award Pool that is to be awarded to a Participant on the basis of the individual’s performance over the Performance Year in relation to performance goals for such Performance Year (“Employee Goals”). Employee Goals need not be based upon an increase or positive result under a particular criterion and may include, for example, the maintenance of the status quo or the limitation of economic losses. Employee Goals may also be based on productivity, safety, attendance and adherence to the Company’s policies. The Employee Goals for different Eligible Employees may vary in relation to the job classification of the Eligible Employee or among Participants in the same job classification. The Employee Goals shall be determined by the Committee in consultation with and upon the recommendations of the supervisors within each Division. If any Eligible Employee, other than a Covered Employee, of a Division which achieves a Net Profit fails to meet his or her Employee Goals, the Committee, in its sole and absolute discretion, may grant that Eligible Employee a portion of, or none of the Performance Award he or she might otherwise receive if he or she had meet his or her Employee Goals. During any Performance Year, the Committee shall have the authority to adjust Employee Goals for individuals who are not Covered Employees for such reasons as it deems equitable, including the transfer of an Eligible Employee between Divisions.

(d) Form of Performance Award. A Participant’s Performance Award, if any, may be paid in the form of (i) a cash lump sum, (ii) a Restricted Stock Award having a Fair Market Value of all or any portion of the Performance Award or (iii) a combination of cash and a Restricted Stock Award. Performance Awards shall be paid as soon as practicable after the results for the Performance Year have been finalized and the Committee has been able to determine that the applicable Employee Goals have been reached. In any event, the Performance Awards shall be granted no later than the March 15th following the end of the Performance Year. Performance Awards may be subject to such terms and conditions as the Committee determines appropriate and as are stated in the Award Certificate. The amount of the Performance Award granted to any Eligible Employee who was not a full-time regular employee of the Company or one of its Subsidiaries for the entire Performance Year shall be reduced pro rata based on the number of calendar days that the employee was not a full-time regular employee of the Company or one of its Subsidiaries. Notwithstanding any other provisions of this Plan, the Performance Award for any Participant may be reduced or eliminated by the Committee in its sole and absolute discretion prior to payment.

(e) Performance Awards Granted to Covered Employees. The Employee Goals for Covered Employees shall be tied to performance objectives Company-wide or at any Division or Divisions relating to:

(i) Profits (including but not limited to net profit, profit growth or economic profit);

(ii) Profit-related return ratios;

(iii) Return measures (including, but not limited to, return on assets, capital, equity, investment or sales);

(iv) Cash flow (including, but not limited to, operating cash flow, free cash flow or cash flow return on capital or investments);

(v) Earnings (including, but not limited to total shareholder return, earnings per share or earnings before or after taxes);

(vi) Net sales growth

(vii) Net earnings or income (before or after taxes, interest, depreciation and/or amortization);

(viii) Gross operating or net profit margins;

(ix) Productivity ratios;

(x) Share price (including, but not limited to, growth measures and total stockholder return);

(xi) Turnover of assets, capital or inventory;

(xii) Expense targets;

(xiii) Margins;

(xiv) Measures of health, safety or environment;

(xv) Operating efficiency;

(xvi) Customer service or satisfaction;

(xvii) Market share;

(xviii) Credit quality; and

(xix) Working capital targets.

The Employee Goals for Covered Employees shall be established in writing by the Committee by the earlier of (x) the date on which a quarter of the Performance Year has elapsed or (y) the date which is 90 days after the commencement of the Performance Year, and in any event while the performance relating to the performance objectives remain substantially uncertain. Each Award Certificate for a Covered Employee shall specify the number of Performance Awards to which it relates, the Employee Goals which must be satisfied in order for the Awards to vest and the Performance Year. Prior to the vesting, payment, settlement or lapsing of any restrictions with respect to any Performance Award that is intended to constitute Performance-Based Compensation made to a Covered Employee, the Committee shall certify in writing that the applicable Employee Goals have been satisfied to the extent necessary for such award to qualify as Performance-Based Compensation.

7.	Restricted Stock.

Each Award Certificate for a Restricted Stock Award shall specify the applicable restrictions (such as vesting) on such shares, the duration of such restrictions (which shall be at least six months except as otherwise determined by the Committee or provided in the third paragraph of this Section 7), and the time or times at which such restrictions shall lapse with respect to all or a specified number of shares that are part of the Award. Until the end of the period(s) of time at which the restrictions shall lapse, the shares of restricted stock still subject to such restrictions shall remain subject to forfeiture.

The Participant will be required to pay the Company the aggregate par value of any shares of restricted stock (or such larger amount as the Board may determine to constitute capital under Section 154 of the Delaware General Corporation Law, as amended, or any successor thereto) within ten days of the date of grant, unless such shares of restricted stock are treasury shares. Except as otherwise provided by the Committee, during any period of restriction, the Participant shall have none of the rights of a holder of Common Stock, including but not limited to the rights to receive dividends and to vote.

At such time as a Participant ceases to be a director or employee of the Company or any of its Subsidiaries for any reason, all shares of restricted stock granted to such Participant on which the restrictions have not lapsed shall be immediately forfeited to the Company.

It is the Company’s intent that the Restricted Stock Awards shall not be treated as a payment of deferred compensation for purposes of Section 409A of the Code and that any ambiguities in construction be interpreted in order to effectuate such intent.

8.	Director Awards.

The Committee may grant Restricted Stock Awards to Non-Employee Directors (“Director Awards”) in accordance with the Company’s policies on director compensation as determined by the Board. Such Awards shall be governed by the terms of Section 7. In no event shall the total number of Plan Shares allocated to Director Awards exceed an aggregate of 100,000 shares.

9.	Withholding Taxes.

(a) Participant Election. Unless otherwise determined by the Committee, a Participant may elect to deliver shares of Common Stock (or have the Company withhold shares deliverable upon grant or vesting of restricted stock) to satisfy, in whole or in part, the amount the Company is required to withhold for taxes in connection with the delivery of restricted stock upon grant or vesting, as the case may be. Such election must be made on or before the date the amount of tax to be withheld is determined. Once made, the election shall be irrevocable. The fair market value of the shares to be withheld or delivered will be the Fair Market Value as of the date the amount of tax to be withheld is determined. In the event a Participant elects to deliver or have the Company withhold shares of Common Stock pursuant to this Section 9(a), such delivery or withholding must be made subject to the conditions and pursuant to the procedures established by the Committee.

(b) Company Requirement. The Company may require, as a condition to any Award under the Plan, that the Participant make provision for the payment to the Company, either pursuant to Section 9(a) or this Section 9(b), of federal, state or local taxes of any kind required by law to be withheld with respect to any grant or delivery of shares. The Company, to the extent permitted or required by law, shall have the right to deduct from any payment of any kind (including salary or a cash Award payment issued hereunder) otherwise due to a Participant, an amount equal to any federal, state or local taxes of any kind required by law to be withheld with respect to any grant or delivery of shares under the Plan.

10.	Award Certificate.

Each Participant to whom an Award is made under the Plan shall receive an Award Certificate from the Company that shall contain such provisions, including without limitation vesting requirements of restricted stock, consistent with the provisions of the Plan, as may be approved by the Committee.

11.	Unfunded Status of Awards.

The Plan is intended to be an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award Certificate shall give the Participant any rights that are greater than tones of a general creditor of the Company or any of its Subsidiaries. This Plan is not intended to be subject to ERISA.

12.	Stockholder Rights.

No Participant shall have any rights as a stockholder of the Company as a result of the grant of an Award pending the actual delivery of shares subject to such Award to such Participant.

13.	Transferability.

Unless the Committee determines otherwise, no Award (including a Restricted Stock Award) granted under the Plan shall be transferable by a Participant other than by will or the laws of descent and distribution; provided that, in the case of restricted stock granted under the Plan, such restricted stock shall be freely transferable following the time at which such restrictions shall have lapsed and the restricted stock has vested. All provisions of this Plan and any Award Certificate shall in any event continue to apply to any Award or restricted stock granted under the Plan and transferred as permitted by this Section 13, and any transferee of any such Award shall be bound by all provisions of this Plan and any Award Certificate as and to the same extent as the applicable original Participant.

14.	Listing, Registration and Qualification.

The Company may, but is not obligated to, register or qualify the offering or sale of Plan Shares under the Securities Act or any other applicable state, federal or foreign law. Regardless of whether the offering and sale of Plan Share have been registered under the Securities Act or have been registered or qualified under the securities laws of any state, the Company may impose restrictions upon the sale, pledge, or other transfer of such shares (including the placement of appropriate legends on stock certificates) if, in the sole and absolute discretion of the Company and its counsel, such restrictions are necessary or desirable to achieve compliance with the provisions of the Securities Act, the securities laws of any state, the United States or any other applicable foreign law. If the offering and/or sale of Plan Shares is not registered under the Securities Act and the Company determines that the registration requirements of the Securities Act apply but an exemption is available which requires an investment representation or other representation, the Participant shall be required, as a condition to acquiring such shares, to represent that such shares are being acquired for investment, and not with a view too the sale or distribution thereof, except in compliance with the Securities Act, and to make such other representations as are deemed necessary or appropriate by the Company and its counsel.

15.	Substitute Awards.

The Committee may grant Awards under the Plan in substitution for similar awards held by employees of another entity who become employees of the Company or any of its Subsidiaries as a result of a merger or consolidation of the former employing entity with the Company or a Subsidiary or the acquisition by the Company or a Subsidiary of property or stock of the former employing entity. The Committee may direct that the substitute Awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances.

16.	Adjustments.

In the event of a reorganization, recapitalization, spin-off or other extraordinary distribution, stock split, reverse stock split, stock dividend, combination of shares, merger, consolidation, distribution of assets, or any other change in the corporate structure or shares of the Company, the Committee shall make such adjustment as it deems appropriate in the number and kind of shares of Common Stock or other property available for issuance under the Plan

(including, without limitation, the total number of Plan Shares available for issuance pursuant to Section 4), in the number and kind of Restricted Stock Awards previously made under the Plan. Any such adjustment shall be final, conclusive and binding for all purposes of the Plan.

In the event of any merger, consolidation or other reorganization in which the Company is not the surviving or continuing corporation or in which a Change in Control is to occur, all of the Company’s obligations regarding Awards that were granted hereunder and that are outstanding on the date of such event shall, on such terms as may be approved by the Committee prior to such event, be assumed by the surviving or continuing corporation.

17.	Amendment and Termination of the Plan.

The Board of Directors or the Committee, without approval of the Company’s stockholders, may amend or terminate the Plan, except that no amendment shall become effective without prior approval of the stockholders of the Company if stockholder approval would be required by applicable law or regulations, including if required for continued compliance with the performance-based compensation exception of Section 162(m) of the Code or any successor thereto, under the provisions of Section 409A of the Code or any successor thereto, or by any listing requirement of the principal stock exchange on which the Common Stock is then listed. The following shall not be deemed to be amendments to the Plan: (a) an exchange of a later granted Award for an earlier granted Award for any purpose, (b) any acceleration of a vesting schedule of any previously-granted Restricted Stock Award or (c) any waiver of restrictions on or conditions of any previously-granted Award.

18.	Amendment or Substitution of Awards under the Plan.

The terms of any outstanding Award under the Plan may be amended from time to time by the Committee in its sole and absolute discretion in any manner that it deems appropriate including, but not limited to, acceleration of the payments hereunder or of the date of lapse of restrictions on shares of restricted stock (but, in the case of an Award that is or would be treated as “deferred compensation” for purposes of Section 409A of the Code, only to the extent permitted by guidance issued under Section 409A(a)(3) of the Code); provided that, except as otherwise provided in Sections 16, 17 and 22, no such amendment shall adversely affect in a material manner any right of a Participant under an Award Certificate without his or her written consent. The Committee may, in its sole and absolute discretion, permit holders of Awards under the Plan to surrender outstanding Awards in order to exercise or realize rights under other Awards, or in exchange for the grant of new Awards, or require holders of Awards to surrender outstanding Awards as a condition precedent to the grant of new Awards under the Plan, but only if such surrender, exercise, realization exchange or Award would not cause any adverse consequences under Section 409A of the Code.

In the event that any acceleration of vesting of any Award and benefits otherwise payable to a Participant (i) constitute “parachute payments” within the meaning of Section 280G of the Code, or any comparable successor provisions, and (ii) but for this subsection would be subject to the excise tax imposed by Section 4999 of the Code, or any comparable successor provisions (the “Excise Tax”), then such Participant’s benefits hereunder shall be either (i) provided to such

Participant in full, or (ii) provided to such Participant as to such lesser extent which would result in no portion of such benefits being subject to the Excise Tax, whichever of the foregoing amounts, when taking into account applicable federal, state, local and foreign income and employment taxes, the Excise Tax, and any other applicable taxes, results in the receipt by such Participant, on an after-tax basis, of the greatest amount of benefits, notwithstanding that all or some portion of such benefits may be taxable under the Excise Tax.

19.	Commencement Date.

The date of commencement of the Plan shall be January 1, 2006, subject to approval by the stockholders of the Company. The Board may also, in its sole and absolute discretion, determine that it is in the best interests of the Company to resubmit the Plan to stockholders for reapproval every five years in order to comply with Section 162(m) of the Code.

20.	Severability.

Whenever possible, each provision of the Plan shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of the Plan is held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of the Plan.

21.	Governing Law.

The Plan shall be governed by the corporate laws of the State of Delaware, without giving effect to any choice of law provisions that might otherwise refer construction or interpretation of the Plan to the substantive law of another jurisdiction.

22.	Compliance Amendments.

Except as otherwise provided in an Award Certificate, notwithstanding any of the foregoing provisions of the Plan, and in addition to the powers of amendment set forth in Sections 17 and 18 hereof, the provisions of this Plan and the provisions of any Award made hereunder may be amended unilaterally by the Company from time to time to the extent necessary (and only to the extent necessary) to prevent the implementation, application or existence (as the case may be) of any such provision from (i) requiring the inclusion of any compensation deferred pursuant to the provisions of the Plan (or an Award hereunder) in a Participant’s gross income pursuant to Section 409A of the Code, and the regulations issued thereunder from time to time and/or (ii) inadvertently causing any Award hereunder to be treated as providing for the deferral of compensation pursuant to such Code section and regulations and guidance.

Fuel Systems Solutions, Inc. was formed in December 2005 for the purposes of the reorganization discussed in this proxy statement/prospectus. No financial statements for Fuel Systems Solutions, Inc. are included in this proxy statement/prospectus since it has no assets or liabilities as of the date of the filing of this proxy statement/prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

IMPCO Technologies Inc.

We have audited the accompanying consolidated balance sheets of IMPCO Technologies, Inc. (the “Company”) as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the two years ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of IMPCO Technologies, Inc. at December 31, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the two years ended December 31, 2005, in conformity with generally accepted accounting principles in the United States.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of IMPCO Technologies, Inc. internal control over financial reporting as of December 31, 2005, based on the criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 28, 2006, expressed an unqualified opinion on management’s assessment of the effectiveness of internal control over financial reporting and an adverse opinion on the effectiveness of internal control over financial reporting.

As discussed in Note 1 to the financial statements, the Company changed its inventory valuation method from the weighted average to the first-in, first-out method at BRC.

/s/ BDO SEIDMAN, LLP

Los Angeles, California

March 28, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

IMPCO Technologies, Inc.

We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of IMPCO Technologies, Inc. and subsidiaries for the year ended December 31, 2003. Our audit also included the financial statement schedule listed in the Index as Schedule II for the year ended December 31, 2003. These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of IMPCO Technologies, Inc. and subsidiaries for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth herein for the year ended December 31, 2003.

/s/ ERNST & YOUNG LLP

Los Angeles, California

March 10, 2004,

except for the first paragraph in section (l) of Note 3,

as to which the date

is March 12, 2004

IMPCO TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	December 31, 2004	December 31, 2005	March 31, 2006
			(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$8,418	$27,110	$28,017
Accounts receivable less allowance for doubtful accounts of $1,687, $3,194, and $3,460, respectively	18,072	37,447	45,711
Inventories:
Raw materials and parts	8,624	23,226	28,780
Work-in-process	233	1,256	1,562
Finished goods	3,747	9,049	14,408

Total inventories	12,604	33,531	44,750
Deferred tax assets	182	—	—
Other current assets	1,956	4,475	4,327
Related party receivables (Note 7)	2,746	3,306	1,769

Total current assets	43,978	105,869	124,574
Equipment and leasehold improvements:
Dies, molds and patterns	7,174	7,196	7,212
Machinery and equipment	8,039	16,599	16,668
Office furnishings and equipment	7,809	9,818	10,006
Automobiles and trucks	409	1,043	2,116
Leasehold improvements	3,474	3,649	4,134

	26,905	38,305	40,136
Less accumulated depreciation and amortization	19,702	24,231	24,887

Net equipment and leasehold improvements	7,203	14,074	15,249
Goodwill	7,973	36,338	36,849
Deferred tax assets, net	8,183	1,097	1,167
Intangible assets, net	—	11,009	10,785
Investment in affiliates	27,046	1,387	1,286
Business acquisition costs (Note 2)	788	—	—
Non-current related party receivable (Note 7)	851	3,570	3,784
Other assets	2,430	3,501	2,408

Total Assets	$98,452	$176,845	$196,102

See accompanying notes to consolidated financial statements.

IMPCO TECHNOLOGIES, INC.

CONSOLIDATED BALANCE SHEETS

(continued)

(In thousands, except share and per share data)

	December 31, 2004	December 31, 2005	March 31, 2006
			(Unaudited)
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$9,914	$34,427	$45,269
Accrued payroll obligations	2,889	5,247	4,226
Other accrued expenses (Note 16)	6,238	12,589	15,487
Current revolving line of credit	7,680	6,248	4,843
Current portion of related party term loan (Note 7)	2,600	—	—
Current portion of other loans	93	2,634	2,568
Current portion of capital leases	47	278	287
Deferred tax liabilities	—	1,921	1,928
Related party payables (Note 7)	—	4,925	6,582

Total current liabilities	29,461	68,269	81,190

Term loans	—	7,688	7,282
Related party term loan (Note 7)	19,400	—	—
Capital leases	151	774	731
Other liabilities	1,702	3,679	3,802
Minority interest	2,907	3,152	3,443
Deferred tax liabilities	—	4,997	4,858
Stockholders’ equity:
Preferred stock, $0.001 par value, authorized 500,000 shares; none issued and outstanding at December 31, 2004, 2005 and at March 31, 2006	—	—	—
Common stock, $0.001 par value, authorized 100,000,000 shares; 18,737,437 issued at December 31, 2004; 28,902,791 issued at December 31, 2005; and 29,147,689 issued at March 31, 2006	19	29	29
Additional paid-in capital	135,291	192,055	193,202
Shares held in treasury	(528)	(616)	(510)
Accumulated deficit	(90,872)	(101,560)	(97,861)
Accumulated other comprehensive income (loss)	921	(1,622)	(64)

Total stockholders’ equity	44,831	88,286	94,796

Total Liabilities and Stockholders’ Equity	$98,452	$176,845	$196,102

See accompanying notes to consolidated financial statements.

IMPCO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share and per share data)

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Revenue	$74,740	$118,292	$174,539	$25,005	$56,081
Cost and expenses:
Cost of revenue (1)	51,780	91,554	126,971	18,209	38,439
Research and development expense (1)	3,803	4,634	8,052	1,341	2,127
Selling, general and administrative expense (1)	19,638	20,331	33,541	7,564	8,248
Amortization of intangible assets	—	—	1,334	—	439
Impairment loss of goodwill	—	2,833	—	—	—
Acquired in-process technology	—	—	99	75	—

Total costs and expenses	75,221	119,352	169,997	27,189	49,253
Operating income (loss)	(481)	(1,060)	4,542	(2,184)	6,828
Other income (expense), net	—	—	547	(98)	(230)
Loss on extinguishment of debt	—	(6,752)	—	—	—
Interest expense	(4,211)	(5,643)	(1,035)	(318)	(492)
Interest income	172	134	345	61	348

Income (loss) before income taxes and equity share in losses of unconsolidated affiliates	(4,520)	(13,321)	4,399	(2,539)	6,454
Equity share in income (loss) of unconsolidated affiliates	(1,107)	1,157	1,075	870	227
Write-off of investment in unconsolidated affiliates	—	(214)	(1,045)	—	—
Income tax expense	(668)	(2,325)	(14,025)	(327)	(2,690)

Income (loss) before minority interests and cumulative effect of a change in accounting principle	(6,295)	(14,703)	(9,596)	(1,996)	3,991
Minority interest in earnings of consolidated subsidiaries	(605)	(1,176)	(975)	(185)	(292)

Income (loss) before cumulative effect of a change in accounting principle	(6,900)	(15,879)	(10,571)	(2,181)	3,699
Cumulative effect of a change in accounting principle, net of tax	—	—	(117)	—	—

Net income (loss)	$(6,900)	$(15,879)	$(10,688)	$(2,181)	$3,699

Basic income (loss) per share:
Income (loss) before cumulative effect of a change in accounting principle	$(0.41)	$(0.85)	$(0.39)	$(0.10)	$0.13

Per share effect of cumulative effect of a change in accounting principle	$—	$—	$(0.01)	$—	$—

Net income (loss)	$(0.41)	$(0.85)	$(0.40)	$(0.10)	$0.13

Diluted income (loss) per share:
Income (loss) before cumulative effect of a change in accounting principle	$(0.41)	$(0.85)	$(0.39)	$(0.10)	$0.12

Per share effect of cumulative effect of a change in accounting principle	$—	$—	$(0.01)	$—	$—

Net income (loss)	$(0.41)	$(0.85)	$(0.40)	$(0.10)	$0.12

(1)	Stock-based compensation expense was allocated as follows:

	Years Ended December 31,			Three Months Ended Mar. 31,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Cost of revenue	—	—	—	—	5
Research and development expense	—	—	—	—	29
Selling, general and administrative expense	—	—	1,773	1,759	194

See accompanying notes to consolidated financial statements.

IMPCO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands, except share and per share data)

	Common Stock		Additional Paid-In Capital	Shares Held in Trust for Deferred Compensation Plan	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity	Comprehensive Income (Loss)
	Shares	Amount
Balance, December 31, 2002	16,433,282	$16	$120,624	(173)	$(68,065)	$(2,780)	$49,622	$(27,516)

Net loss	—	—	—	—	(6,900)	—	(6,900)	(6,900)
Foreign currency translation adjustment	—	—	—	—	—	2,901	2,901	2,901
Unrealized gain on derivative instrument	—	—	—	—	—	—	—	—
Unrealized loss on marketable securities available-for-sale	—	—	—	—	—	104	104	104
Issuance of common stock upon exercise of stock options and warrants	651,807	1	1,753	—	—	—	1,754	—
Issuance of new common stock in private placement, net of offering costs	1,500,000	2	8,818	—	—	—	8,820	—
Fair value of stock warrants issued in connection with financing, net of unamortized deferred interest costs of $66	—	—	995	—	—	—	995	—
Shares held in trust for deferred compensation plan, at cost	(16,368)	—	—	(139)	—	—	(139)	—
Sale of treasury shares below original cost	(1,620)	—	—	—	(28)	—	(28)	—

Balance, December 31, 2003	18,567,101	$19	$132,190	(312)	$(74,993)	$225	$57,129	$(3,895)

Net loss	—	—	—	—	(15,879)	—	(15,879)	(15,879)
Foreign currency translation adjustment	—	—	—	—	—	696	696	696
Issuance of common stock upon exercise of stock options and warrants	205,420	—	586	—	—	—	586	—
Additional offering costs from issuance of new common stock in private placement	—	—	(251)	—	—	—	(251)	—
Fair value of stock warrants issued in connection with financing	—	—	2,766	—	—	—	2,766	—
Shares held in trust for deferred compensation plan, at cost	(35,084)	—	—	(216)	—	—	(216)	—

Balance, December 31, 2004	18,737,437	$19	$135,291	(528)	$(90,872)	$921	$44,831	$(15,183)

Net loss	—	—	—	—	(10,688)	—	(10,688)	(10,688)
Foreign currency translation adjustment	—	—	—	—	—	(2,543)	(2,543)	(2,543)
Issuance of common stock upon exercise of stock options	421,250	1	1,608	—	—	—	1,609	—
Intrinsic value of stock option modifications	—	—	1,776	—	—	—	1,776	—
Shares issued in connection with BRC acquisition	5,098,284	5	29,259	—	—	—	29,264	—
Shares issued in connection with equity offering, net of offering costs of $2,322	4,600,000	4	24,121	—	—	—	24,125
Shares held in trust for deferred compensation plan, at cost	45,820	—	—	(88)	—	—	(88)	—

Balance, December 31, 2005	28,902,791	$29	$192,055	(616)	$(101,560)	$(1,622)	$88,286	$(13,231)

Net income	—	—	—	—	3,699	—	3,699	3,699
Foreign currency translation adjustment	—	—	—	—	—	1,558	1,558	1,558
Issuance of common stock upon exercise of stock options	244,898	—	919	—	—	—	919	—
Amortization of compensation expense related to stock options	—	—	228	—	—	—	228	—
Shares held in trust for deferred compensation plan, at cost	—	—	—	106	—	—	106	—

Balance, March 31, 2006 (Unaudited)	29,147,689	$29	$193,202	(510)	$(97,861)	$(64)	$94,796	$5,257

See accompanying notes to consolidated financial statements.

IMPCO TECHNOLOGIES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands, except share and per share data)

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss)	$(6,900)	$(15,879)	$(10,688)	$(2,181)	$3,699
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:
Amortization of intangibles arising from acquisition	—	—	1,334	90	439
Depreciation and other amortization	3,557	3,832	5,856	427	715
Goodwill impairment loss	—	2,833	—	—	—
Loss on extinguishment of debt	—	6,752	—	—	—
Minority interests in income of consolidated affiliates	605	1,176	975	185	292
Equity share in income (loss) of unconsolidated affiliates	1,107	(1,157)	(1,075)	(870)	(227)
Impairment loss in unconsolidated affiliates		214	1,045	—	—
Compensation expense related to stock options	—	—	1,776	1,759	228
Unrealized loss (gain) on foreign exchange transactions	—	—	(1,569)	112	229
Loss on disposal of assets	27	282	37	—	—
In-process R&D	—	—	99	75	—
(Increase) decrease in deferred income taxes	(322)	2,325	7,706	—	(202)
Increase in accounts receivable	(2,410)	(4,299)	(392)	(1,540)	(7,582)
(Increase) decrease in inventories	(580)	4,096	(2,509)	(1,309)	(10,854)
Increase in accounts payable	3,916	832	5,512	1,827	10,274
Increase in accrued expenses	1,799	1,456	3,746	343	993
Receivables from/payables to related party	—	(3,597)	2,213	(619)	3,149
Others, net	42	(805)	9	1,397	1,660
Dividends from unconsolidated affiliates	—	—	—	—	362

Net cash provided by (used in) operating activities	841	(1,939)	14,075	(304)	3,175

Cash flows from investing activities:
Purchase of equipment and leasehold improvements	(1,741)	(1,346)	(3,291)	(137)	(1,688)
Business acquisitions, net of cash acquired	(13,622)	(980)	(9,261)	(8,948)	—
Purchase of intangible assets	—	—	(287)	—	—

Net cash used in investing activities	(15,363)	(2,326)	(12,839)	(9,085)	(1,688)
Cash flows from financing activities:
Increase (decrease) in revolving line of credit	(623)	2,442	(3,558)	(3,842)	(1,405)
Payments on term loans	(6,855)	(22,467)	(2,473)	(753)	(668)
Proceeds from term loans	17,250	22,890	—	—	—
Payments of capital lease obligation	(402)	(155)	—	—	(54)
Sale (acquisition) of common shares held in trust	(167)	(304)	(88)	(75)	106
Decrease in restricted cash	881	724	—	—	—
Dividend paid to minority interests in consolidated subsidiaries	—	(1,174)	(730)	—	—
Proceeds from exercise of stock options and warrants	1,753	586	1,609	394	897
Proceeds from issuance of common stock	8,820	—	24,125	24,161	—

Net cash provided by (used in) financing activities	20,657	2,542	18,885	19,885	(1,124)
Effect on cash of changes in exchange rates	1,393	617	(1,429)	(284)	544

Net increase (decrease) in cash and cash equivalents	7,528	(1,106)	18,692	10,212	907
Cash and cash equivalents at beginning of period	1,996	9,524	8,418	8,418	27,110

Cash and cash equivalents at end of period	$9,524	$8,418	$27,110	$18,630	$28,017

Supplemental disclosures of cash flow information:
Non-cash investing and financing activities:
Equity investment in IBMexicano in exchange for inventory	$—	$1,200	$—	$—	$—
Acquisition of equipment under capital lease	$—	$83	$857	$—	$25
Fair value of warrants issued in connection with financing	$995	$2,766	$—	$—	$—
Issuance of 5,098,284 shares of common stock in connection with the acquisition of the remaining 50% of BRC at $5.74 per share	$—	$—	$29,264	$29,264	$—

See accompanying notes to consolidated financial statements.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

1. Summary of Significant Accounting Policies

(a) Basis of presentation and description of the business—The consolidated financial statements of IMPCO Technologies, Inc., which we refer to as “IMPCO” or the Company as of December 31, 2005 include the accounts of the Company and its wholly-owned subsidiaries B.R.C. Societá a Responsabilitá Limitata, which we refer to as or BRC, IMPCO Technologies Fuel Systems, Pty. Limited, which we refer to as IMPCO Australia, IMPCO Tech Japan K.K., which we refer to as IMPCO Japan and Grupo I.M.P.C.O. Mexicano, S. de R.L. de C.V., which we refer to as IMPCO Mexicano, its 51%-owned subsidiary IMPCO-BERU Technologies B.V., which we refer to as IMPCO BV, and its 50% share in joint ventures Minda IMPCO Limited which we refer to as MIL and IMPCO-BRC Mexicano, which we refer to as IBMexicano. During the first quarter of 2005, the Company used the equity method to recognize its share in the net earnings or losses of BRC, MIL and IBMexicano in the consolidated statement of operations. On March 31, 2005, the Company completed the acquisition of the remaining 50% of BRC, and, accordingly, the Company consolidated the balance sheet of BRC as of March 31, 2005 and the statement of operations beginning with the quarter ended June 30, 2005. The following table details the Company’s ownership interests and methods of accounting for its various international affiliates:

Entity	Location	Ownership Interest	Method of Accounting
BRC*	Italy	100%	Fully Consolidated
IMPCO Japan	Japan	100%	Fully Consolidated
IMPCO Mexicano	Mexico	100%	Fully Consolidated
IMPCO Australia	Australia	100%	Fully Consolidated
IMPCO BV	Netherlands	51%	Fully Consolidated
MIL	India	50%	Equity Method
IBMexicano	Mexico	50%	Equity Method

*	The following table details the entities that are either consolidated or accounted for by the equity method within BRC:

Entity	Location	Ownership Interest	Method of Accounting
MTM SrL	Italy	100.00%	Fully Consolidated
BRC Argentina S.A.	Argentina	98.40%	Fully Consolidated
BRC Brasil S.A.	Brazil	99.99%	Fully Consolidated
NG LOG Armazen Gerais Ltda.	Brazil	99.99%	Fully Consolidated
MTE SrL	Italy	50.00%	Equity Method
WMTM Equipamento de Gases Ltd.	Brazil	50.00%	Equity Method
Jehin Engineering Ltd.	S. Korea	13.59%	Equity Method

All intercompany transactions have been eliminated in consolidations.

The Company designs, manufactures and supplies alternative fuel products and systems to the transportation, industrial and power generation industries on a global basis. The Company’s components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. This basis of accounting contemplates the recovery of the Company’s assets and the settlement of its liabilities in the normal course of conducting business. The Company uses cash generated from operations, bank financings and sales of equity securities to fund capital expenditures and research and development, as well as to invest in and operate existing operations and new businesses. In December 2004, the Company used proceeds from a $22.0 million loan from MTM, SrL, a wholly-owned subsidiary of BRC, which we refer to as MTM, to repay a senior subordinated secured promissory note in the amount of $20.0 million from Bison. The Company is in the process of evaluating cost reduction programs as part of the integration of BRC in connection with the acquisition of the remaining 50% of BRC which was completed and closed on March 31, 2005.

The interim consolidated financial statements for the three months period ended March 31, 2005 and 2006 are unaudited. In the opinion of management, they have been prepared on the same basis as the annual financial statements and

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

reflect all adjustments (consisting only of normal recurring adjustments) which are necessary for the fair presentation of the financial position and operating results for the interim periods. The results of operations for the three months ended March 31, 2006, are not necessarily indicative of the results that may be expected for the twelve months ended December 31, 2006, or for any future period. Certain prior period amounts have been reclassified to conform to the current period presentation.

(b) Cash and cash equivalents—The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

(c) Restricted cash—The Company classifies cash and cash equivalents that are restricted from operating use for the next twelve months as restricted cash. Amounts restricted for longer than twelve months are classified as other assets. When the restrictions are no longer in-place, the amounts are reclassified to cash and cash equivalents. There were no restricted cash balances at December 31, 2004 and 2005 and at March 31, 2006.

(d) Inventories—IMPCO values its inventories at the lower of cost or market value. Cost is determined by the first-in, first-out, or the FIFO method while market value is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

Until September 2005, BRC carried its inventory at the lower of market or cost where cost is determined using the weighted average cost method. Although both methods are acceptable under United States GAAP, in September 2005, BRC changed its inventory valuation method from average cost to the FIFO method, to be consistent with U.S. Operations and International Operations. At September 30, 2005, the total value of the Company’s inventory (net of reserves for obsolescence) under the FIFO method was approximately $30.9 million. The Company re-measured the value of BRC’s inventory at March 31, 2005, the date of consolidation of BRC with IMPCO, using the FIFO method. The difference between the value of BRC’s inventory using the FIFO method and its value using the average cost method at March 31, 2005 was approximately $187,000. Pursuant to APB 20, Accounting Changes and Error Corrections, this amount has been reported as the cumulative effect of a change in accounting principle of $117,000, net of taxes of approximately $70,000. Since March 31, 2005 was also the initial period of consolidation of BRC with IMPCO, the impact of the adjustment due to change in inventory valuation method on the statement of operations was also $117,000. Since BRC was only 50% owned by IMPCO until March 31, 2005 and its results were included with IMPCO’s financials on an equity basis, pro forma presentation of BRC’s inventory using the FIFO method for the periods in the prior year is not practicable and therefore not presented.

(e) Equipment and leasehold improvements—Equipment and leasehold improvements are stated on the basis of historical cost. Depreciation of equipment is provided using the straight- line method over the assets’ estimated useful lives, ranging from three to seven years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the assets’ estimated useful lives or the lease terms. Design and development costs incurred in conjunction with the procurement of dies, molds, and patterns are immaterial. Depreciation of equipment acquired under a capital lease is provided using the straight line method over the useful life of the equipment. Depreciation expense in 2003, 2004 and 2005 was $3.6 million, $3.8 million and $5.9 million, respectively.

(f) Intangibles—Intangibles, primarily goodwill, are recorded based on the excess of the acquisition cost over the fair value of amounts assigned to tangible assets and liabilities. Goodwill arises from acquisitions are subject to an annual evaluation in accordance with Statement of Financial Accounting Standards or SFAS No. 142, Goodwill and Other Intangible Assets, for the purpose of determining any impairment and would be recognized as a goodwill impairment loss.

In June 2001, the Financial Accounting Standard Board (“FASB”) issued Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations, and SFAS No. 142 effective for fiscal years beginning after December 15, 2001. Under these rules, goodwill is no longer amortized but is subject to annual impairment tests in accordance with SFAS No. 142. Other identifiable intangible assets continue to be amortized over their useful lives. The Company regularly reviews business conditions and other relevant factors to determine whether impairment conditions exist and performs its annual impairment test in the fourth quarter of each year. The Company utilizes the discounted cash flow method to determine the fair value of each of its reporting units. A possible impairment condition exists if the fair value is determined to be less than its carrying value. If, as of the date of the financial statements, the fair value is less than the carrying value, then additional steps are required to determine the extent of impairment, and an impairment loss is recognized for the excess of carrying value of the goodwill over the implied fair value of the goodwill.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

The Company assigns fair values to the intangible assets by applying valuation models that assigns future after-tax cash flows to existing technology, trade name and customer relationships. Among the intangible assets acquired, existing technology and trade name are amortized using the straight line method and customer relationships are amortized using the accelerated sum-of-the-years digit method. The sum-of-the-years digit method of amortization reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

(g) Warranty costs—Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

(h) Research and development costs—Research and development costs are charged to expense as incurred. Equipment used in research and development with alternative future uses is capitalized.

(i) Government Grants—BRC receives grants from Italian governmental entities to subsidize certain investments in plant and equipment and research and development expenditures. Grants are recognized when earned. There is no remaining risk of repayment when the grant conditions are met or when there is no doubt that these conditions will be met in the future. Grants relating to plant and equipment are recorded as a reduction of the cost of the related assets. Grants relating to research and development expenditure are recorded in other revenue. No new government grants were received in 2005.

(j) Revenue recognition—Revenue is recognized when title is transferred, ordinarily when products are shipped, and when management is reasonably assured of collectibility. Also, in accordance with Emerging Issues Task Force or EITF No. 00-10, Accounting For Shipping and Handling Fees and Costs, the Company includes the costs of shipping and handling, when incurred, in cost of goods sold.

(k) Allowance for doubtful accounts—The Company maintains provisions for uncollectible accounts for estimated losses resulting from the inability of its customers to remit payments. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that have been identified. Accounts balances are charged off against the allowance when the Company determines it is probable the receivable will not be recovered.

(l) Lease commitments—The Company recognizes the lease payments of an operating lease pursuant to SFAS 13, Accounting for Leases. When the lease agreement includes rent abatements and escalation in lease payments, the Company recognizes the total cost of the lease on a straight line basis over the entire term of the lease.

(m) Net income (loss) per share—Basic income per share is computed by dividing net income applicable to common stock by the weighted average shares of common stock outstanding during the period. Diluted earnings per share is computed based on the weighted average number of shares of common stock outstanding, and if dilutive, all common stock equivalents.

(n) Income taxes—The Company uses the asset and liability method to account for income taxes. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the preparation of its consolidated financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, property, plant and equipment and losses for tax and accounting purposes. These differences result in deferred tax assets, which include tax loss carry-forwards, and liabilities, which are included within the consolidated balance sheet. The Company then assesses the likelihood of recovery of the deferred tax assets from future taxable income, and to the extent that recovery is not likely or there is insufficient operating history, a valuation allowance is established. To the extent a valuation allowance is established or increased in a period, the Company includes an expense within the tax provision of the consolidated statement of operations.

(o) Stock based compensation— Prior to January 1, 2006, the Company measured stock-based compensation cost using the intrinsic value based method prescribed by Accounting Principles Board (“APB”) Opinion No. 25. In addition, the Company was required to make certain pro forma disclosures as if the fair value method under Statement of Financial Accounting Standard (“SFAS”) No. 123, Accounting For Stock Based Compensation, as amended by SFAS No. 148, Accounting For Stock Based Compensation – Transition and Disclosure, had been applied.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

On January 1, 2006, the Company adopted SFAS No. 123R, (revised December 2004), Share-Based Payment. As a result, the Company recognizes the grant-date fair value of stock options and other equity-based compensation issued to employees as expense in the Company’s income statement. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards and uses a straight-line amortization model.

The Company adopted SFAS No. 123R using the modified prospective transition method which requires that stock-based compensation expense be recorded for all awards granted prior to January 1, 2006, but not yet vested, based on the grant date fair-value as if the fair value method required for pro forma disclosure under SFAS No. 123 were in effect for expense recognition purposes, adjusted for estimated forfeitures. The Company has recorded an incremental $0.2 million of stock-based compensation expense during the first quarter of 2006 as a result of the adoption of SFAS No. 123R. See note 6 for further information regarding stock-based compensation.

Pro Forma Information for Period Prior to the Adoption of SFAS No. 123R

Prior to the adoption of SFAS No. 123R, the Company measured compensation expense for its employee stock-based compensation plans using the intrinsic value method prescribed by APB Opinion No. 25 and provided disclosures required under SFAS No. 123, as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosures, as if the fair-value-based method had been applied in measuring compensation expense. Under APB Opinion No. 25, when the exercise price of the Company’s employee stock options was equal to the market price of the underlying stock on the date of the grant, no compensation expense was recognized. No employee stock-based compensation expense was recognized under APB Opinion No. 25 in the Company’s results of operations for the three months ended March 31, 2005 for employee stock option awards, except for the expense relating to the modification of option terms as discussed in note 6, as all options were granted with an exercise price equal to the market price of the underlying common stock on the date of grant. Forfeitures of awards were recognized as they occurred. Previously reported amounts have not been restated.

SFAS No. 123, as amended by SFAS No. 148, requires pro forma information regarding net income and net income per share to be disclosed for new options granted after fiscal year 1996. The fair value of these options was determined at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Years Ended December 31,
	2003	2004	2005*
Expected dividend yield	0.0%	0.0%	n/a
Expected volatility	83.3%	87.1%	n/a
Risk free interest rate	4.0%	4.0%	n/a
Expected life of the option (years)	6.0	6.8	n/a

*	No options were granted in 2005.

The following table illustrates the pro forma effect on net loss after taxes and net loss per common share as if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock-based compensation for the years ended December 31, 2003, 2004 and 2005 and the three months ended March 31, 2005 (in thousands, except per share amounts):

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

	Years Ended December 31			Three Months Ended
	2003	2004	2005	March 31, 2005
				(Unaudited)
Loss as reported	$(6,900)	$(15,879)	$(10,688)	$(2,181)
Add: compensation expense included in reported loss	—	—	1,776	1,759
Deduct: total stock-based employee compensation expense determined under the fair value based method for all awards, net of related taxes	(2,012)	(2,388)	(4,070)	(3,120)

Pro forma loss	$(8,912)	$(18,267)	$(12,982)	$(3,542)

Basic and diluted earnings per share:
Net loss as reported	$(0.41)	$(0.85)	$(0.40)	$(0.10)

Pro forma loss	$(0.54)	$(0.98)	$(0.48)	$(0.16)

(p) The Company recognized approximately $1.8 million in 2005 in connection with the modification of terms of options granted to certain former employees under the intrinsic value method in accordance with, Interpretation No 44, Accounting for Certain Transactions Involving Stock Compensation. Fair value for the SFAS No. 123, as amended by SFAS No. 148, pro forma compensation cost disclosure was calculated using the Black-Scholes model. Mr. Stemmler’s options were valued using the following parameters: volatility—87.8%, risk-free interest rate—4.2% and expected term of 2 years. Mr. Clapp’s options were valued using the following parameters: volatility—87.9%, risk-free interest rate—3.8% and expected term of 1.2 years.

(q) Impairment of long-lived assets and long-lived assets to be disposed of—Impairment losses are recorded on long-lived assets used in operations when an indicator of impairment (significant decrease in market value of an asset, significant change in extent or manner in which the asset is used or significant physical change to the asset) is present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. The Company has not experienced any significant changes in the business climate or in the use of assets that would require the Company to write down the value of the assets recorded in the balance sheet.

(r) Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(s) Reclassifications—Certain reclassifications of prior period amounts have been made to the Company’s consolidated financial statements to conform to current period presentation.

(t) Foreign currency translation—Assets and liabilities of the Company’s consolidated foreign subsidiaries are generally translated at period-end exchange rates, and related revenue and expenses are translated at average exchange rates in effect during the period. Resulting translation adjustments are recorded as foreign currency components of other comprehensive income in stockholders’ equity. The results and financial condition of the Company’s international operations are affected by changes in exchange rates between certain foreign currencies and the U.S. dollar. The functional currency for each of the Company’s international subsidiaries is the local currency of the subsidiary. An increase in the value of the U.S. dollar increases costs incurred by the subsidiaries because most of the Company’s international subsidiaries’ inventory purchases are U.S. dollar denominated. The Company seeks to manage its foreign currency economic risk by minimizing its U.S. dollar investment in foreign operations using foreign currency term loans and lines of credit to finance the operations of its foreign subsidiaries. The Company generally recognizes foreign exchange gains and losses on the statement of operations for intercompany balances that are denominated in currencies other than the reporting currency. In the event that the Company determines that intercompany balances between the Company and its subsidiary will not be settled in the foreseeable future, the foreign exchange gains and losses are deferred as part of cumulative translation adjustment on the balance sheet.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

Transaction gains and losses arising from exchange rate fluctuations on transactions denominated in a currency other than the functional currency, with the exception of those transactions that operate as effective hedges of identifiable foreign currency commitments, are included in the results of operations as incurred.

(u) Financial instruments—At December 31, 2004 and 2005, the fair value of the Company’s long-term debt approximated carrying value.

(v) Derivative financial instruments—The Company periodically enters into foreign currency forward contracts and interest rate swap agreements. The Company uses derivative financial instruments that include foreign exchange contracts to manage certain foreign currency risks. The Company does not use foreign exchange contracts for trading purposes. Realized gains and losses on these contracts are included in the measurement of the related foreign currency transaction. The Company, from time to time, uses interest rate swap agreements to manage interest rate risk on its floating rate debt portfolio. Each interest rate swap is matched as a hedge against a specific debt instrument and has the same notional amount and tenor as the related debt instrument principle. SFAS No. 133, Accounting for Derivative Instruments and for Hedging Activities, as amended by SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities—An Amendment of SFAS No. 133, requires the Company to recognize all derivatives on the balance sheet at fair market value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in fair value of the derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value will be immediately recognized in earnings. At December 31, 2005, the Company had a foreign exchange agreement that was not designated as a hedge. The Company recognized $2.3 million of unrealized gains relating to the MTM loan in other income, $0.6 million of unrealized gains relation to the MTM loan in equity in earnings from unconsolidated subsidiaries, as well as $0.7 million in other expense relating to the fair value adjustment for the foreign exchange agreement.

(w) Comprehensive income (loss)—The Company presents comprehensive income (loss) in the Consolidated Statements of Stockholders’ Equity in accordance with SFAS No. 130, Reporting Comprehensive Income. Comprehensive income (loss) includes, in addition to net income (loss), charges in equity that are excluded from the consolidated statements of operations and are recorded directly into a separate section of stockholders’ equity on the consolidated balance sheet.

(x) Deferred financing costs—Costs related to obtaining external debt are capitalized and amortized over the term of the debt using the straight-line method, which approximated the interest method. Accumulated amortization at December 31, 2004 and 2005 was $0.5 million and $0 million, respectively. When a loan is paid in full, the unamortized financing costs are removed from the related accounts and charged to operations.

Recent Accounting Pronouncements

Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standard (“SFAS”) No. 123R, (revised December 2004), Share-Based Payment, sets accounting requirements for “share-based” compensation to employees, including employee-stock-purchase-plans and provides guidance on accounting for awards to non-employees. This statement requires the Company to recognize the grant-date fair value of stock options and other equity-based compensation issued to employees as expenses in the Company’s income statement. The statement eliminates the ability to account for share-based compensation transactions, as the Company formerly did, using the intrinsic value method as prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. As permitted by the Securities and Exchange Commission (“SEC”), this statement is effective for the first fiscal year beginning after June 15, 2005. The Company adopted this statement on January 1, 2006. The Company has recorded an incremental $0.2 million of stock-based compensation expense during the first quarter of 2006 as a result of the adoption of SFAS No. 123R. See note 6 for further information regarding stock-based compensation.

SFAS No. 151, Inventory Costs, eliminates the “so abnormal” criterion in Accounting Research Bulletin or ARB 43 Inventory Pricing. This statement no longer permits a company to capitalize inventory costs on its balance sheets when the

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

production defect rate varies significantly from the expected defect rate. The statement reduces the differences between U.S. and international accounting standards. This statement is effective for inventory costs incurred during annual periods beginning after June 15, 2005 (our fiscal year 2006) on January 1, 2006. The adoption of this statement did not have a material impact on the Company’s results of operations, financial position or cash flow.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections, A Replacement of APB Opinion No. 20 and SFAS No. 3. This Statement replaces APB Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements, and changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS No. 154 requires that most voluntary changes in accounting principle be recognized by retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. This Statement also requires that a change in depreciation, amortization, or depletion method for long-lived, nonfinancial assets be accounted for as a change in accounting estimate effected by a change in accounting principle. This Statement carries forward without change the guidance contained in Opinion 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate. This Statement also carries forward the guidance in Opinion 20 requiring justification of a change in accounting principle on the basis of preferability. SFAS No. 154 is effective for fiscal year beginning after December 15, 2005. The Company adopted SFAS No. 154 beginning January 1, 2006. The adoption of SFAS No. 154 does not have a significant impact on the Company’s financial position or results of operations.

2. Acquisition of BRC

On October 3, 2002, the Company entered into an option agreement with the equity holders of BRC under which the Company was granted an option to acquire a 50% ownership interest in BRC for approximately $23.9 million, which included $13.9 million cash and the issuance of 2,309,470 shares of Company common stock (which the parties acknowledged and agreed were valued in the aggregate at $10.0 million).

On July 22, 2003, the Company concluded the acquisition of 50% of BRC for an aggregate purchase price of approximately $24.5 million, which included directly related costs of approximately $0.6 million. The Company applied the equity method of accounting on the basis that the Company did not have effective control over BRC at the time of the 50% acquisition. Applying the principles of purchase accounting to this acquisition required that the Company allocate the aggregate purchase price of approximately $25.5 million (including a total of direct costs of $1.6 million) to the fair value of the net assets and liabilities as of July 22, 2003 in connection with its 50% acquisition of BRC resulting in the step-up in fair value of fixed assets, step-down in fair value of long-term notes and recognized goodwill.

In September 2004, the Company’s board of directors considered the Company’s proposal to acquire the remaining 50% of BRC. The negotiated purchase agreement was announced on October 25, 2004 and included a purchase price that consisted of $10.0 million in cash and 5,098,284 shares of the Company’s common stock. The Company considered the following factors during the course of negotiations to purchase the remaining 50% of BRC: (1) a fairness opinion of the price to be paid for the remaining 50% of BRC provided by an independent valuation firm and (2) the Company believed that the acquisition of BRC, a world-class provider of alternative fuels products to the transportation market segment, would position IMPCO in the transportation market segment as a market leader.

The completion of the transaction was also contingent on the Company completing an equity offering sufficient to raise at least $15.0 million in cash, to repay the $20.0 million senior subordinated secured promissory notes issued to Bison in July 2003 and to secure the approval of the Company’s shareholders to proceed with the transaction. On December 30, 2004, the Company repaid the Bison note for $22.0 million (see Note 3); on February 11, 2005, the Company completed its equity public offering by issuing a total of 4,600,000 shares of its common stock to investors and realized approximately $26.4 million before transaction fees of approximately $2.3 million and on March 10, 2005, the Company’s shareholders approved the transaction.

The Company concluded the acquisition of the final 50% of BRC on March 31, 2005, following a special stockholders’ meeting held on March 10, 2005 in which the stockholders approved the acquisition. In accordance with EITF 99-12, Determination of the Measurement Date for the Market Price of Acquirer Securities Issued in a Purchase Business Combination, the Company determined the value of the consideration paid to the sellers of BRC for the final 50% to be approximately $40.8 million, which included direct acquisition costs of $1.5 million, based on (1) cash payments of $11.5 million; (2) the weighted average price of the Company’s common stock for the three days prior to and following October 22,

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

2004 of $5.74 per share; and (3) the issuance of 5,098,284 shares of common stock. The basis for the determination of the weighted average stock price of $5.74 was the daily closing price of the Company’s common stock on the three days prior to and following the acquisition announcement date of October 22, 2004. The Company also acquired approximately $1.5 million in cash.

Purchase Price Allocation as of December 31, 2005

The Company completed the final purchase price allocation, which updates the Company’s preliminary purchase price allocation completed as of September 30, 2005, in the quarter ended December 31, 2005, in accordance with the purchase method of accounting for business combinations. The purchase method of accounting allocates the amount paid for an acquisition over the fair value of the assets and liabilities acquired. The excess of the purchase price over the fair value is classified as goodwill. The portion of the purchase price that represents the fair value of acquired in-process technology or IPR&D on the date of the acquisition is recognized as acquired in-process technology on the condensed consolidated statement of operations in the same period as the acquisition. The Company’s final purchase price allocation considered separately the purchase price allocation for the initial 50% acquisition and the purchase price allocation resulting from the acquisition of the remaining 50% of BRC. The following table summarizes the purchase price allocation and the determination of goodwill, which is not deductible for tax purposes, as of July 22, 2003 for the first 50% acquired and as of March 31, 2005 for the second 50% acquired (in thousands):

	BRC
	1st 50%	2nd 50%
Cash	$13,943	$10,017
Common Stock	10,000	29,264
Directly related expenses	1,585	1,525

Aggregate purchase price	$25,528	$40,806

Less: IMPCO’s 50% share of
Book value of current assets acquired	14,562	25,418
Book value of equipment and leasehold improvements acquired	2,591	2,308
Book value of long-term assets acquired	636	11,214
Book value of current liabilities assumed	(5,175)	(18,286)
Book value of long-term liabilities assumed	(1,954)	(6,712)
Step-up in fair value of fixed assets	3,662	1,427
Acquired in-process technology	—	99
Step-up in fair value of intangible assets	—	12,523
Step-down in fair value of term note	66	—
Allocation for deferred tax liability	—	(6,441)

Goodwill recognized	$11,140	$19,256

In its allocation of the purchase price the Company initially determined in the first and third quarters of 2005 that approximately $0.1 million and $0.2 million, respectively, represented IPR&D costs. Accordingly, the Company recorded $0.1 million and $0.1 million as expense in the three months ended March 31, 2005 and September 30, 2005, respectively. The Company has subsequently determined in the fourth quarter of 2005 that approximately $0.1 million represented IPR&D costs. Accordingly, the Company has recorded a credit of $0.1 million to this expense in the three months ended December 31, 2005 thereby bringing the total expense for acquired IPR&D costs to $0.1 million in its consolidated statement of operations for 2005. This allocation was determined using the income approach, which utilizes a discounted cash flow approach to estimate the present value of future cash flows that are expected to result from R&D projects that were in-process, or incomplete, as of the acquisition date of March 31, 2005. One project was determined to have met the criteria for classification as IPR&D including (1) the existence of remaining technological risks; (2) absence of alternative uses for this project or its underlying assets; and (3) presence of substantive and verifiability qualities that characterize an IPR&D project. The Company used a risk adjusted discount rate of 20% to discount future cash flows reflecting that most of the project was nearing completion and that revenue estimates associated with these projects were already discounted. Other research and development projects were excluded from this classification on the basis that they represented either sustaining engineering projects or they no longer had any significant technological risk associated with them.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

As of September 30, 2005, the Company had initially determined that the step-up in fair values for fixed assets acquired in the second 50% was approximately $1.2 million and acquired intangibles with definite lives were valued at $26.9 million. In the fourth quarter of 2005, the Company subsequently determined the step-up in fair values for fixed assets acquired in the second 50% was approximately $1.4 million. In addition, the Company’s final purchase price allocation in the fourth quarter of 2005 assigned acquired intangible assets with definite lives a value of approximately $12.5 million and consisted of the following (in thousands):

Intangible Asset	Remaining Life	Amortization Method	Value
Existing technology	7 years	Straight line	$9,032
Customer relationships	11 years	Sum-of the years digits	1,987
Trade name	11 years	Straight line	1,505

			$12,524

The Company assigned fair values to the intangible assets by applying valuation models that assigned future after-tax cash flows to existing technology and customer relationships as of March 31, 2005. In each case, a 16% discount rate and a statutory tax rate of 37.25% was used. To determine the fair value for the trade name, the Company applied the royalty savings method which is designed to estimate the amount of savings the Company would realize in the future by not having to pay a royalty fee for use of BRC’s trade name.

A deferred tax liability in the amount of approximately $10.5 million was initially established in September 30, 2005, based on the temporary taxable differences between the financial and historical tax bases of the step-up in fair values of the identifiable assets. Based on the final purchase price allocation determined in the fourth quarter of 2005, the deferred tax liability was adjusted to an amount of approximately $6.4 million. A 37.25% tax rate was applied to the final total allocation as of March 31, 2005 of the net book value of the step-up in fair value of fixed assets acquired in the first 50% of approximately $3.3 million, the step-up in fair values for fixed assets acquired in the second 50% of approximately $1.4 million, the fair value assigned to the intangible assets of approximately $12.5 million and the net book value for the step-down in fair value of long-term debt of approximately $0.1 million.

In the three months ended September 30, 2005, the Company initially recorded amortization expense of approximately $1.9 million for the intangible assets acquired and depreciation expense of approximately $0.1 million for the step-up in fair values of fixed assets acquired, which were initially estimated to have a remaining useful life of 10 years. In the three months ended December 31, 2005, the Company recorded adjustments to the amortization expense for intangible assets acquired and depreciation expense as a result of the final purchase price allocation. The Company recorded a credit of approximately $0.6 million related to the amortization expense for intangible assets acquired and additional expense of $0.5 million related to depreciation expense for the step-up in fair values of fixed assets acquired.

In summary, for the year ended December 31, 2005, the Company recorded amortization expense of approximately $1.3 million for the intangible assets acquired and depreciation expense of approximately $0.2 million for the step-up in fair value of the tangible assets acquired in the second 50%, which were estimated to have a remaining useful life of five years. Among the intangible assets acquired, existing technology and trade name were amortized using the straight line method and customer relationships were amortized using the accelerated sum-of-the-years digit method. The sum-of-the-years digit method of amortization reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up. Depreciation expense was approximately $0.3 million for the step-up in the fair values of fixed assets acquired in the first 50% for the year ended December 31, 2005.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

Pro Forma Consolidated Statement of Operations

The Company completed the purchase of the remaining 50% of BRC on March 31, 2005 and consolidated the March 31, 2005 balance sheet of BRC with the consolidated balance sheet of IMPCO. The Company consolidated the second, third and fourth quarter 2005 results and cash flows of BRC with the Company’s consolidated statements of operations and cash flows for the year ended December 31, 2005. The following table sets forth unaudited pro forma financial information for the years ended December 31, 2004 and 2005 and the three months ended March 31, 2005, as if the acquisition had occurred on January 1, 2004 and January 1, 2005 instead of on March 31, 2005. The unaudited pro forma financial information if provided for informational purposes only and does not project the project the Company’s results of operations in any future period (in millions, except per share data):

	Years Ended December 31,		Three months Ended March 31,
	2004	2005	2005
	(Unaudited)	(Unaudited)	(Unaudited)
Revenue	$176.9	$193.8	$44.2
Loss before cumulative effect of a change in accounting principle	$(1.3)	$(9.9)	$(1.3)
Basic and diluted loss per share	$(0.05)	$(0.35)	$(0.04)

3. Debt

The Company’s outstanding debt is summarized as follows (in thousands):

	December 31, 2004	December 31, 2005	March 31, 2006
			(Unaudited)
(a)Term loan—MTM, SrL	$22,000	$—	$—
(b)Revolving promissory note—LaSalle Business Credit, LLC	7,680	6,248	4,843
(c)Term loan—Unicredit Banca Medio Credito S.p.A.	—	9,428	9,057
(d)Term loan—Italian Ministry of Industry, net of discount of $47 and $0 at December 31, 2005 and March 31, 2006, respectively	—	779	793
(e)Other loans	93	115	—
(f)Capital leases	198	1,052	1,018

	29,971	17,622	15,711
Less: current portion	10,420	9,160	7,698

Non-current portion	$19,551	$8,462	$8,013

As of December 31, 2005 the scheduled future annual principal payments of long term debt (excluding discount of $47 related to Ministry of Industry loan) are (in thousands):

Year Ending December 31,
2006	9,160
2007	2,844
2008	2,846
2009	2,551
2010	162
2011 and thereafter	106

Total	$17,669

(a) Term Loan—MTM SrL

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

On December 23, 2004 the Company entered a loan agreement with MTM pursuant to which it borrowed $22.0 million the “MTM loan”). The loan proceeds were used to retire all debts and related obligations the Company had incurred pursuant to a Securities Purchase Agreement dated July 18, 2003 with Bison. The MTM loan carries an interest rate equal to 3-month EURIBOR plus 1.5% per annum, which totaled approximately 3.7% as of December 31, 2004. The MTM loan matures on December 31, 2009 and will be repaid in quarterly installments beginning March 31, 2005, each payment in the amount of not less than $0.65 million in the first two years, $0.8 million in the third year, $1.0 million in the fourth year and $1.15 million in the final year, with a $5.0 million “balloon payment” of the remaining unpaid principal due on December 31, 2009 along with any unpaid interest. This loan may be accelerated in the event that any payment is not made within 15 days of the date when due, if the employment of Mariano Costamagna, the Company’s Chief Executive Officer, is terminated for any reason (with certain exceptions for termination upon Mr. Costamagna’s death), if the Company materially breach his employment agreement or upon written notice of any other default under the agreement. Also, Mariano Costamagna and Pier Antonio Costamagna have guaranteed the MTM loan. In return for Messrs. Costamagnas’ guarantee, the Company has pledged its equity interest in BRC as collateral in the event the guarantee is utilized. The MTM loan agreement contains restrictive covenants limiting the Company’s ability to: (a) incur additional indebtedness other than unsecured trade credit, capital leases and additional indebtedness pursuant to the senior credit facility with LaSalle; (b) merge, consolidate or sell the Company’s assets; (c) purchase, retire or redeem the Company’s capital stock; and (d) make capital expenditures in excess of $2.5 million in any fiscal year. The shares of BRC are also pledged as security for the MTM loan. With the proceeds from the MTM loan, the Company repaid the Bison Note on December 30, 2004, in the amount of $20.0 million plus a prepayment penalty of $1.0 million and accrued interest of $1.0 million. At December 31, 2004, $2.6 million of the MTM loan was classified on the consolidated balance sheet as the current portion of long-term debt and $19.4 million was classified as long-term debt. As of December 31, 2005, $2.6 million was classified as current portion of long-term debt and $16.8 million was classified as long-term debt. For purposes of balance sheet presentation, the December 31, 2005 outstanding balance of $19.4 million has been eliminated upon consolidation of BRC financial statements with those of IMPCO.

The variable interest rate on the MTM loan was approximately 3.7%, 3.6%, 3.6% and 3.7% at January 1, 2005, April 1, 2005, July 1, 2005 and October 1, 2005, respectively, which were the applicable interest rates for the three months ended March 31, 2005, June 30, 2005, September 30, 2005, and December 31, 2005, respectively. The Company paid principal and interest payments of approximately $0.8 million each on March 31, 2005, June 30, 2005, September 30, 2005 and December 31, 2005, respectively.

(b) Revolving Promissory Note—LaSalle Business Credit, LLC

On July 18, 2003 the Company entered into a revolving promissory note with LaSalle for a maximum amount of $12.0 million bearing interest at a rate of prime plus 1% (the “LaSalle Senior Credit Facility”). The Company’s availability under this facility is determined by 85% of the eligible accounts receivable and 60% of the eligible inventory balances as defined by the asset-based lending agreement. Under the terms of the loan agreement, the Company shall not declare or pay dividend or other distribution whether in cash or in kind. As of December 31, 2004, $7.7 million was outstanding under the line of credit at an interest rate of 6.25% and approximately $1.2 million was unused and available. On March 29, 2005, the Company and LaSalle executed the Third Amendment to the Loan and Security Agreement, which amended the loan agreement to (1) extend the loan agreement by one year to July 18, 2007 (2) reduce the borrowing limit from $12.0 million to $9.0 million (3) revise the loan covenants to remove those covenants based on consolidated EBITDA and (4) introduce, commencing on the first quarter of 2005, a new loan covenant based on quarterly minimum pre-tax income that was defined as income before minority interest, share in income (loss) of unconsolidated affiliates and income taxes for 2005 and trailing 4 quarter minimum values for 2006 and 2007 (5) continue the covenant based on minimum quarterly amounts for tangible net worth with revised values that include December 31, 2004 and (6) increase the maximum allowable annual consolidated fixed assets capital expenditure amount from $2.2 million to $5.0 million.

At December 31, 2004 and June 30, 2005, the Company was in default under the terms of the senior credit facility since it did not meet certain financial covenants at the end of the fourth quarter of 2004 and the second quarter of 2005, respectively. The Company renegotiated its covenants at December 31, 2004 and at June 30, 2005 to include revised covenants for the third and fourth quarters of 2005, and obtained a waiver for the second quarter of 2005 as part of the Fourth Amendment to the Senior Credit Facility or Fourth Amendment. The Company was in compliance with the revised covenants at September 30, 2005. At December 31, 2005, the Company was not in compliance with the U.S. pre-tax income covenant and the U.S. tangible net worth covenant as established within the Fourth Amendment. On March 28, 2006, the Company

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

received a waiver from LaSalle that waives its non-compliance with the applicable covenants as of December 31, 2005. At March 31, 2006, the Company was in default for not meeting certain financial measurement covenants at the end of the first quarter of 2006. The Company obtained a waiver of its defaults for the first quarter of 2006.

As of December 31, 2004 and 2005, approximately $7.7 million and $6.2 million, respectively, was outstanding under the La Salle Senior Credit Facility and approximately $1.2 million and $2.0 million, respectively, was unused and available. As of March 31, 2006 approximately $4.8 million was outstanding under LaSalle Senior Credit Facility and approximately $1.9 million was unused and available. Approximately, $0.4 million was recognized as interest expense in 2005. Under the terms of the LaSalle Senior Credit Facility, the annual interest rate was 6.25% at December 31, 2004, 8.25% at December 31, 2005 and 8.75% at March 31, 2006.

(c) Term loan—Unicredit Banca Medio Credito SpA.

On December 2, 2004, MTM entered into a five-year unsecured loan agreement with Unicredit Banca of Italy, which we refer to as the Unicredit Loan in which MTM received approximately $13.6 million based on the December 31, 2004 exchange rate of $1.36 to the euro The primary purposes of the Unicredit Loan were to improve MTM’s working capital and to consolidate various mid- to long-term debt obligations with a single lender on more attractive terms. The payment terms are such that MTM will make quarterly principal payments of approximately $0.6 million throughout the term of the Unicredit Loan, which matures on December 31, 2009 with interest based on the three-month EURIBOR rate plus 1%, which was 3.5% at December 31, 2005 and 3.8% at March 31, 2006. At December 31, 2005 and March 31, 2006, the amount outstanding under the Unicredit Loan was approximately $9.4 million and $9.1 million, respectively. The loan agreement requires that MTM maintain a debt to equity ratio of less than 0.80 and MTM is not allowed to remit dividends based on income for the years 2004 and 2005 during the term of the term loan agreement. The amount of income restricted for 2005 amounts to $5.6 million. In addition, MTM is required to maintain net assets of at least $24 million. At December 31, 2005 and March 31, 2006, MTM was in compliance with these requirements.

(d) Term Loans—Italian Ministry of Industry

In 1998 and 2002, BRC entered into unsecured loan agreements with the Italian Ministry of Industry for the purpose of funding the acquisition of property, plant and equipment and research and development expenditures. The 1998 loan was paid off in January 2006. The 2002 loan is repayable through annual installments through 2011 at an effective interest rate of 3.0%. At December 31, 2005 and March 31, 2006, approximately $0.8 million was owed under these agreements. At December 31, 2005, the carrying value of this loan was reduced by a discount of $47,000 which is associated with fair value allocation for the purchase of the first 50% of BRC (see Note 2). The discount is being amortized to interest expense over the remaining term of the loan. For the year ended December 31, 2005, $7,000 was amortized to interest expense.

(e) Other loans

In May 2004, the Company financed certain insurance policies through a third party lender. As of December 31, 2004 the balance of these loans was approximately $0.1 million, at an annual interest rate of 5%. In April and June of 2005, the Company financed, through a third party lender, certain insurance policies, a total of approximately $0.9 million, which are payable within a year from the date of financing. At December 31, 2005, the balance of these outstanding loans totaled approximately $0.1 million bearing an annual interest rate of 6.5%. These loans were paid off in March 2006

(f) Capital leases

Capital leases consist primarily of equipment leases for U.S operations. The increase in capital leases of $0.8 million in 2005 was primarily in the U.S. operations.

(g) Senior Subordinated Secured Promissory Note—Bison Capital Structured Equity Partners, LLC

On July 18, 2003 the Company entered into an agreement with Bison to sell to Bison a senior subordinated secured promissory note, which we refer to as the Bison Note in the amount of $20.0 million bearing interest at a rate of 11.25%. Interest payments are due monthly over the term of the note and the principal amount of the note is due in full on July 18, 2007. The proceeds of the Bison Note were approximately $17.3 million and resulted in a loan discount of approximately $2.7 million, which was accreted to interest expense over the term of the Bison Note. On December 30, 2004, the Company

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

prepaid the Bison Note in the amount of $22.0 million, which included a principal amount of $20.0 million, a prepayment penalty of $1.0 million and accrued interest $1.0 million, with the $22.0 million proceeds from a five year term loan the Company arranged with MTM. The effective interest rate on the Bison Note at the time of repayment was 18.75%. The Company recognized a loss on extinguishment of debt in the fourth quarter of 2004 in the amount of $6.8 million to (a) reflect the write-off of deferred interest costs in connection with the Bison Note in the amount of approximately $5.8 million including the unamortized portion of Bison and Bathgate warrants in the amounts of approximately $1.7 million and $0.5 million, respectively, the remaining unamortized loan discount costs in the amount of $2.0 million, and unamortized original debt issuance costs in the amount of approximately $1.6 million and (b) the $1.0 million prepayment penalty.

In conjunction with the promissory note agreement the Company issued warrants to Bison to purchase 500,000 shares of the Company’s common stock at an exercise price of $2.00 per share. In September 2003, Bison exercised the warrants and acquired 500,000 shares of common stock. Bathgate Partners were issued 120,000 fully vested warrants to acquire 200,000 shares of the Company’s common stock at a price of $7.22, or 120% over its closing price of on April 1, 2005.

(h) Line of Credit—The Hong Kong and Shanghai Banking Corporation Ltd.

In April 2002, IMPCO Japan secured approximately $0.6 million line of credit facility with the HSBC, Osaka branch. This line of credit was renewed in March 2003 with a fixed interest rate of 1.685% for a period of 12 months and matured in April 2004. The line of credit was cash secured by a restricted account with National Australian Bank Limited, which issued a stand-by letter of credit to HSBC as collateral for the line of credit. At December 31, 2003, the outstanding loan balance was approximately $0.6 million, bearing interest at a rate of 1.685%. In April 2004, the amount outstanding of $0.6 million was fully paid and the restricted cash became unrestricted.

(i) Notes payable

During April and May of 2003, the Company entered into agreements with investors to provide approximately $3.1 million in bridge loans, of which $1.4 million was from an entity related to one of the Company’s directors. The bridge loans bore interest at a rate of 12% and matured in October 2003. In conjunction with the bridge loan agreements the Company issued warrants to the investors to purchase 305,000 shares of the Company’s common stock at $2.46, or 120% of the then market price. During July 2003, approximately $1.0 million of the loans was repaid, and the remaining loans and accrued interest in the amount of $2.2 million and $0.1 million, respectively, were repaid in full in December 2003.

(j) Line of credit—Banca Credito Cooperativo di Cherasco

At December 31, 2005 and March 31, 2006, BRC had an unsecured line of credit amounting to approximately $1.3 million and $1.5 million, respectively, with no outstanding balance. In addition, BRC has a $6.1 million line of credit secured by customer account receivable drafts, of which none was outstanding at December 31, 2005 and March 31, 2006. The annual interest rates on these short-term borrowings were 2.8% and 7%, respectively, at December 31, 2005. The lines of credit are callable on demand.

(k) Loans from a Director

On March 31, 2003, a Company director extended to the Company a loan commitment of $8.0 million expiring May 31, 2003. The loan was subsequently reduced to $1.5 million and extended to January 31, 2004. In connection with the loan commitment, the Company granted to the director 200,000 warrants, fully vested, at a price of $2.51, which expire in four years from the date of grant. The Company cancelled the loan commitment in July 2003.

On June 30, 2003, the 10% minority holder of IMPCO Mexicano exercised his put option for $0.5 million. The Company entered into an agreement whereby the same Company director agreed to purchase the 10% interest for $0.5 million and would allow the Company to re-purchase the 10% interest at cost. In December 2003, the Company repaid the director $0.5 million, plus accrued interest of $49,998, for his 10% interest and the Company owns 100% of IMPCO Mexicano.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

(l) Defaults under Loan Agreements

At December 31, 2003 the Company was not in compliance under terms of the LaSalle and Bison agreements and had received waivers from LaSalle and Bison for covenant non-compliance conditions. Bison granted the Company a modified EBITDA calculation for 2004 and a further waiver in maintaining its term loan status as a long term liability throughout 2004. LaSalle amended the LaSalle Senior Credit Facility on March 12, 2004 which resulted in additional borrowing capacity of $2.6 million.

At December 31, 2004 and June 30, 2005, the Company was in default under the terms of the LaSalle Senior Credit Facility since it did not meet certain financial covenants at the end of the fourth quarter of 2004 and the second quarter of 2005. The Company renegotiated its covenants at December 31, 2004 and at June 30, 2005 to include revised covenants for the third and fourth quarters of 2005, and obtained a waiver for the second quarter of 2005. Under the terms of the LaSalle Senior Credit Facility, the annual interest rate was 6.25% at December 31, 2004 and 8.25% at December 31, 2005. The Company was not in compliance with the U.S. operations net income covenant and tangible net worth covenant of the amended LaSalle Senior Credit Facility at December 31, 2005. On March 28, 2006, the Company obtained a waiver from LaSalle that waived the Company’s non-compliance with the applicable covenants as of December 31, 2005. At March 31, 2006, the Company was in default for not meeting certain financial measurement covenants at the end of the first quarter of 2006. The Company obtained a waiver of its defaults for the first quarter of 2006.

Derivative Financial Instruments

On January 5, 2005, the Company’s then 50% owned affiliate, BRC, initiated a foreign exchange forward contract for the purpose of hedging against foreign currency devaluations that might occur in the future between the euro and the U.S. dollar in connection with the $22.0 million loan entered into on December 22, 2004 between IMPCO and MTM, a subsidiary of BRC. This hedging agreement was not designed to hedge the unrealized foreign exchange gains and losses due to foreign currency movements that occur from time to time that could impact the our consolidated financial results either favorably or unfavorably. The Company concluded that this agreement did not meet the requirements for hedge accounting in accordance with SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended. Accordingly, the Company recognized gains of approximately $0.4 million and $49,000 for the three months ended March 31, 2006 and 2005, respectively, which are classified on the condensed consolidated statements of operations as part of other expense, net.

The MTM loan agreement will be settled in U.S. dollars. MTM, an Italian company, records transactions on its books using the euro as its reporting currency. BRC records the foreign exchange effect of carrying the MTM loan on its books, as well as other assets and liabilities to be settled in a currency other than the euro, even though this loan was being eliminated for financial reporting purposes beginning with the balance sheet at March 31, 2005. For the three months ended March 31, 2006, the Company recognized a loss of approximately $1.0 million in other expense, and for the three months ended March 31, 2005, the Company recognized income of approximately $0.6 million in equity in earnings from unconsolidated subsidiaries.

At December 31, 2005, the Company’s weighted average interest rate on debt payables was 5.1%.

4. Income Taxes

The provision for income taxes consists of the following (in thousands):

	Years Ended December 31,
	2003	2004	2005
Current:
Federal	$—	$—	$—
State	—	—	—
Foreign	807	—	6,319

	807	—	6,319

Deferred:
Federal and State	(2,479)	(7,743)	(1,962)
Foreign	(139)	991	(780)
Change in Valuation Allowance	2,479	9,077	10,448

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

	Years Ended December 31,
	2003	2004	2005
	(139)	2,325	7,706

Total provision for income taxes for continuing operations	$668	$2,325	$14,025

(Loss) income before income taxes, equity earnings in unconsolidated affiliates, minority interests in consolidated subsidiaries and dividends for U.S. and foreign-based operations is shown in below (in thousands):

	Years Ended December 31,
	2003	2004	2005
U.S.	$(6,135)	$(13,159)	$(6,167)
Foreign	1,615	(162)	10,566

Total income (loss) before income taxes and minority interests	$(4,520)	$(13,321)	$4,399

A tax expense of approximately $14.0 million was recognized during 2005 as compared to a $2.3 million tax expense during 2004. The 2005 tax expense consists of approximately $5.5 million related to the Company’s foreign operations and increase in the valuation allowance for deferred taxes assets in the amount of $10.4 million offset by $2.0 million increase in deferred tax assets primarily attributed to increases in net loss carryforwards for state and federal taxes.

Pursuant to Internal Revenue Code Sec. 382 and 383, certain changes in ownership structure (common stock issuances in the case of IMPCO) may partially or fully limit future use of net operating losses and tax credits available to offset future taxable income and future tax liabilities, respectively. At March 31, 2006, the Company evaluated the impact of Sec. 382 and 383 and determined that there was no impact on the current availability of net operating losses.

The components of the Company’s deferred tax liabilities and assets is as follows (in thousands):

	Years Ended December 31,
	2004	2005
Deferred tax liabilities:
Tax over book depreciation	$(1,261)	$(428)
BRC purchase accounting	—	(5,577)
Foreign deferred tax liability	—	(1,039)
Other	(533)	(695)

	(1,794)	(7,739)

Deferred tax assets:
Tax credit carryforwards	10,827	10,640
Net operating loss carryforwards	32,552	35,125
Inventory reserves	772	368
Provisions for accrued expenses	1,564	692
Foreign deferred tax asset	—	1,097
Valuation allowance	(35,556)	(46,004)

	10,159	1,918

Total net deferred tax balances	8,365	(5,821)

Net deferred tax assets	8,365	1,097
Less: deferred tax assets, current	182	—

Net deferred tax assets, non-current	8,183	1,097

Net deferred tax liabilities	—	(6,918)
Less: deferred tax liabilities, current	—	(1,921)

Net deferred tax liabilities, non-current	—	(4,997)

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

Based upon the substantial net operating loss carryovers and expected future operating results, management concluded that it is more likely than not that substantially all of the deferred tax assets at December 31, 2005 may not be realized within a three year period. Consequently, the Company recorded an increase of $10.4 million to the valuation allowance for these deferred tax assets in 2005. The balance of the total valuation allowance was $46.0 million as of December 31, 2005. In addition, the Company expects to provide a full valuation allowance on future tax benefits realized in the United States until it can sustain a level of profitability that demonstrates its ability to utilize the assets.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax liabilities as of December 31, 2005 includes goodwill temporary differences of $0.3 million.

For the year ended December 31, 2005, the Company has a federal research and development tax credit carryforward available for federal income tax purposes of approximately $4.6 million that, if not used, expires between 2011 and 2023. Federal net operating loss carryforwards of approximately $90.8 million expire between 2021 and 2024. California net operating loss carryforwards of approximately $47.9 million expire between 2011 and 2014. The Company also has research and development credit carryforwards for state income tax purposes of approximately $4.6 million, which do not expire for tax reporting purposes. The Company has unused manufacturers investment credit for California of $1.0 million that will start to expire in 2008. The Company also has $0.2 million in alternative minimum tax credits that do not expire for tax reporting purposes.

A reconciliation of income taxes computed at the federal statutory income tax rate to income taxes reported in the consolidated statements of operations is based on income (loss from operations before income taxes and equity share in losses of unconsolidated affiliates) as follows:

	Years Ended December 31,
	2003	2004	2005
Federal statutory income tax rate	(34.0)%	(34.0)%	34.0%
Permanent differences	2.4	7.0	4.4
State tax, net	0.0	0.2	—
Foreign tax in excess of expected tax	2.6	8.4	91.9
Research and development credit	(3.4)	—	—
Valuation Allowance	47.1	35.9	192.9
Other	—	—	(4.4)

Effective tax rate	14.7%	17.5%	318.8%

For the year ended December 31, 2005 and the three months ended March 31, 2006, undistributed earnings of the Company’s foreign subsidiaries and equity investments were approximately $6.3 million and $4.1 million, respectively. Undistributed earnings, except the 51% interest in Impco BV, are considered to be indefinitely reinvested and, accordingly, no provision for United States federal and state income taxes has been provided thereon. Upon distribution of earnings in the form of dividends or otherwise, the Company would be subject to both United States income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. In 2005, the Company received $0.8 million as its share of the dividend distributed by its Netherlands subsidiary for which approximately $38,000 was withheld in foreign taxes.

During the first quarter of 2006, the Company recognized approximately $2.7 million for income tax provision for its foreign operations representing a 45% effective tax rate. For the U.S. entity, the Company did not record any tax expense since we utilized net operating loss carryforwards to offset the taxable income. Management will continue to monitor the future recoverability of U.S. deferred tax assets which have a full valuation allowance as of March 31, 2006. During the first quarter of 2005, the Company recognized approximately $0.3 million for income tax provision for its foreign operations representing a 44% effective tax rate. For the U.S. entity, the Company

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

recorded a tax benefit of approximately $0.4 million based on $2.9 million in losses for the quarter and a related increase in net deferred tax assets of $0.4 million attributable to net operating loss carryforwards. After considering the expectation that it is more likely than not the value of the additional deferred tax assets will be not recovered, the Company recognized an increase in the valuation allowance for deferred taxes by the same amount. There was no income tax provision recorded on the Company’s financial statements for BRC because the acquisition of the remaining 50% of BRC did not occur until March 31, 2005 and undistributed earnings of the first 50% of BRC were considered to be indefinitely reinvested (see note 2).

5. Commitments and Contingencies

(a) Leases

The Company has certain non-cancelable operating leases for facilities and equipment, and non-cancelable capital leases for machinery, equipment and motor vehicles. Future minimum lease commitments under non-cancelable leases at December 31, 2005, net of the sublease, are as follows (in thousands):

	Lease Obligations
Years Ended December 31,	Capital Lease Obligations	Operating Leases
		Obligations	Sublease Income	Net Obligations
2006	$341	$3,510	$(272)	$3,238
2007	381	3,322	(206)	3,116
2008	357	2,942	(183)	2,759
2009	103	2,581	(183)	2,398
2010	—	2,229	(183)	2,046
Thereafter	—	8,878	(138)	8,740

Total minimum lease payments	$1,182	$23,462	$(1,165)	$22,297

Less: imputed interest	(130)

Present value of future minimum lease payments	1,052
Less: current portion	278

Long-term capital lease obligation	$774

In 2004, the Company subleased a portion of its warehouse to an unrelated third party. Under the terms of the agreement commencing April 1, 2004 to May 1, 2006, the Company received approximately $0.2 million in sublease payments for the year ending December 31, 2004. The annual rent to be received has been reflected as a reduction in future minimum lease payments.

The Company exited its Seattle research and development facility, which we refer to as Seattle Facility on August 1, 2005 and relocated key technical personnel to other IMPCO facilities. It subleased the Seattle Facility for a period of 120 months through September 30, 2011.

The Company relocated its combined corporate headquarters and U.S. manufacturing operations from its location in Cerritos, California to Santa Ana, California in April 2006. On September 6, 2005, the Company entered into a lease agreement with a term of 13 years and annual rent of $714,000 which is set to increase 3% every year pursuant to the terms of the agreement. The Company is recording rent expense using a straight-line basis for the 3% increases. In connection with the relocation, the Company recorded approximately $0.9 million in expenses in the year ended December 31, 2005, consisting of approximately $0.1 million in accelerated amortization expense for leasehold improvements and furniture and fixtures, approximately $0.2 million for incremental rent expenses prior to the planned exit of the Cerritos Facility in early 2006, $0.2 million for relocation and set-up costs and approximately $0.4 million for the fair value of the remaining lease obligation reduced by estimated sublease rentals for the Cerritos Facility which extends until 2009. The remaining lease obligation is included in accrued expenses at December 31, 2005.

In July 2002, BRC sold two parcels of real property located in Cherasco, Italy, including the buildings situated thereon, to IMCOS Due SrL, which we refer to as IMCOS Due, a real estate investment company owned 100% by Messrs. Mariano Costamagna, Pier Antonio Costamagna and members of their immediate families. The price and other terms of this sale reflected the fair market value for the property based upon an appraisal conducted at the time of the purchase. Subsequently,

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

IMCOS Due leased back to BRC and MTM under an eight-year lease, the portion of these properties that were previously occupied by those entities. The terms of this lease reflect the fair market value for the lease of such property based upon an appraisal conducted at the time of the leasing transaction. Lease payments by BRC in 2004 were $540,000. In 2005, BRC leased an additional building from IMCOS Due. Total lease payments to IMCOS Due for 2005 were approximately $725,000.

Total rental expense under the operating leases for 2003, 2004 and 2005 were approximately $2.0 million, $1.9 million, and $3.3 million, net of sublease payments of $0.2 million, respectively. These leases are non-cancelable and certain leases have renewal options and escalation clauses.

(b) Contingencies

The Company is subject to certain claims that arise in the ordinary course of business. In the opinion of management, no pending or threatened claims, actions, or proceedings against the Company are expected to have a material adverse effect on the Company’s financial statements. MTM is a defendant in a lawsuit brought by ICOM, SrL, filed in the local court at Milan, Italy. That lawsuit initially sought injunctive relief and damages for infringement of ICOM’s alleged exclusive rights to sell ring-style gaseous fuel tanks in Italy. The trial court initially denied the plaintiff’s motion for injunctive relief and subsequently denied the plaintiff’s damages claims. The case remains on appeal, and BRC’s management has indicated they believe the plaintiff’s claims are without merit.

(c) Investment and Tax Savings Plan

The Company’s Investment and Tax Savings Plan (the “Plan”) is a defined contribution plan, which is qualified under Internal Revenue Service Code Section 401(k). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. All U.S. employees who are at least age twenty-one or older are eligible to participate in the Plan on the first day of employment with the Company. Eligible employees of the Company who elect to participate in the Plan may contribute into the Plan not less than 1% or more than 15% of compensation. The Company’s matching contributions are discretionary and match elective salary deferrals up to 3.0% of compensation. Approximately 79.7% of eligible employees were enrolled in the 401(k) plan at December 31, 2005. Employer contributions approximated $273,000, $246,000 and $250,000 for 2003, 2004 and 2005, respectively.

(d) Pension Expense

The Company’s 51% owned subsidiary in The Netherlands has a defined benefit pension plan for employees over 25 years of age and mandatory retirement at age 65. The post- retirement benefit is 70% of the highest annual compensation level earned during employment. The Company purchases and fully funds this benefit with a state-approved insurance carrier who takes full responsibility for paying post-retirement benefits. For 2003, 2004 and 2005, the Company paid approximately $0.2 million, $0.5 million, $0.3 million, respectively.

(e) Deferred Compensation Plan

The Company has a Non-Qualified deferred compensation plan wherein selected key employees may elect to defer a portion of their compensation each year. The Plan is administered by a third party Plan administrator. Employee contributions are invested in mutual funds and consequently are considered to be traded instruments. The Company matches 50% of the employee contribution up to an annual maximum of $12,500. The cash contributed by the Company is invested in Company common stock acquired in the open market. The value of the investments, mutual funds and common stock, are calculated and recorded as a liability at market value and are classified as long-term liability on the Company’s balance sheet. The Company includes the common stock of the Plan in its computations of basic and diluted net income on net loss per share. According to EITF 97-14, Accounting for Deferred Compensation Arrangement Where Amounts Earned are Held in a Rabbi Trust and Invested, the Company consolidates the assets of the Plan as part of the Company’s assets at the end of each quarter, which are classified as long-term assets on the Company’s balance sheet. At December 31, 2004, the assets and liabilities under the plan were $1.0 million and $1.3 million, respectively, and at December 31, 2005, $1.2 million and $1.5 million, respectively.

(f) Employment Agreements

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

Mariano Costamagna

Mariano Costamagna entered into an employment agreement pursuant to which he became Chief Executive Officer effective January 1, 2005 until May 31, 2009. Mr. Costamagna’s initial base salary is $360,000 per year, and he is entitled to receive bonus incentives. Mr. Costamagna will relocate his primary residence to the United States, with the Company bearing his visa and moving expenses (including the expenses of his return move to Italy unless his termination is for “cause” or unless he resigns without “good reason”).

Mr. Costamagna’s employment agreement contains very limited provisions for termination (with certain exceptions for termination upon his death). If, during the term of his employment, the Company terminates his employment other than for “cause” or if he resigns for “good reason,” the Company must pay him a severance payment equal to $5.0 million (subject to certain limited reductions if he sells more than 20% of the common stock he has received in connection with his sales of his portion of BRC). Accordingly, the Company’s right to terminate his employment without triggering this obligation is limited to circumstances in which he commits a crime or engages in gross negligence or willful misconduct that adversely impacts our legitimate business interests or in which his act or omission materially interferes with his duties or represents a breach of his employment agreement that continues following notice and a four-week cure period. Similarly, Mr. Costamagna may resign and claim the severance payment if (after having given written notice and an opportunity to cure a defect) his title, duties, responsibilities or status are materially diminished, if his base salary or bonus is inappropriately reduced, or if his responsibilities are delegated to another person. The severance payment also triggers upon termination occasioned by death or disability, provided that in such cases he must qualify for life and disability insurance covering these obligations. Moreover, a termination of his employment for any reason (with limited exceptions for termination upon his death) constitutes an event as of default under the MTM loan and affords him or his estate an ability to accelerate the amounts then outstanding under that loan. In addition to his base salary, Mariano Costamagna will also be paid approximately $125,000 as compensation for his services as a director of MTM until September 30, 2007.

Brad E. Garner

The Company entered into an employment agreement with Brad Garner, Chief Operating Officer of IMPCO, for a term of four consecutive one year periods commencing on January 5, 2004. The agreement requires payment of an annual base salary of $210,000 and payment of incentive compensation. In addition, the agreement provides for certain benefits, including medical insurance and a car allowance. The agreement is subject to termination events, which include Mr. Garner’s resignation and our right to terminate him. If terminated by the Company, Mr. Garner is entitled to cash payments equal to his annual base salary plus additional cash compensation that he would have earned for the remaining months following the effective date of termination of employment (or, if terminated in the fourth year, for six-months if that would be longer), and the benefits shall continue for the remaining months of the year following the effective date of termination of employment.

Pier Antonio Costamagna

As a condition to his obligations under the BRC purchase agreement, Pier Antonio Costamagna entered into an employment agreement with MTM effective March 31, 2005 pursuant to which he became MTM’s Chief Engineering Officer until May 31, 2009. Pier Antonio Costamagna’s initial base salary is approximately $360,000 per year, and he is entitled to participate in MTM’s existing bonus plans and arrangements, but not entitled to receive bonus incentives from IMPCO. Pier Antonio Costamagna’s employment agreement does not contain the severance provisions contained in Mariano Costamagna’s agreement, nor does such termination represent a default under the MTM loan.

Robert M. Stemmler

On March 11, 2005, the Company entered into a revised employee consulting agreement with Robert M. Stemmler, former Chief Executive Officer, pursuant to which he will perform duties assigned to him by the Company’s Chief Executive Officer from March 11, 2005 through March 31, 2007. Mr. Stemmler had been Chairman of the Company’s board of directors, but agreed to resign as a director effective May 3, 2005. The Company will pay Mr. Stemmler a total of $300,000 as an employee consulting fee, provide him with life and long-term disability insurance during the term of the agreement and permit his stock options to continue to vest during the term of the agreement. In addition, the Company will reimburse Mr. Stemmler and his wife for the cost of medical insurance, initially in the form of COBRA coverage and then, from August

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

2005 until death, in the form of supplemental Medicare J insurance, or medical insurance comparable to that provided by the Company if supplemental Medicare insurance is not available for him and his spouse. The agreement cannot be terminated by the Company, and Mr. Stemmler’s death or disability does not terminate the agreement or relieve the Company of its obligation to pay the consulting fee. As a result, the Company recognized expense of approximately $1.8 million in the first quarter of 2005 consisting of $1.4 million of stock-based compensation expense for the modification of option terms (see Note 6) and accrued expenses of $0.3 million for the employee consulting fee and $0.1 million for lifetime medical benefits for the former CEO and his wife. As of December 31, 2005, the accrued expense remaining related to the terms of the revised employee consulting agreement was approximately $0.2 million.

Terry Clapp

On January 5, 2005, the Company entered into a Consulting Agreement with Terry Clapp, former Chief Operating Officer of international operations, for a term that expires on March 5, 2006. The agreement requires payment of a total base salary of approximately $325,000 (using December 31, 2004 exchange rate) for the entire 14 month term of the agreement, and provides for participation in the Company’s 2000, 2002, 2003 and 2004 Incentive Stock Option Plans. The agreement may not be terminated by the Company during the term of the agreement. As a result, the Company recognized expense of approximately $0.7 million in the first quarter of 2005 consisting of $0.4 million of stock-based compensation expense for the modification of option terms (see Note 6) and accrued expenses of $0.3 million for the consulting fee. As of December 31, 2005, the accrued expense remaining related to the terms of the revised employee consulting agreement was approximately $0.05 million.

6. Stockholders’ Equity

(a) Stockholder Protection Rights Agreement

On June 30, 1999, the Company’s Board of Director’s adopted a Stockholder Protection Rights Agreement and declared a dividend of one right on each outstanding share of IMPCO common stock. Each right entitles the holder, upon certain events, to purchase, at an exercise price of $45.00 per share, shares of common stock with a value equal to twice the exercise price. The dividend was paid on July 26, 1999 to stockholders of record on July 12, 1999.

(b) Capital Transactions

On December 19, 2003 the Company concluded the issuance and sale of 1,500,000 shares of common stock to certain institutional investors at $6.40 per share, yielding net proceeds of approximately $8.8 million after discounts and commissions. The offering was conducted as a private placement under Section 4(2) of the Securities Act and Rule 506 promulgated thereunder. The proceeds of this offering were used to retire short-term debt and for working capital. During 2004, additional payments in the amount of approximately $251,000 related to this transaction were incurred, and recorded in additional paid-in capital.

In February 2005, the Company completed a public offering in which it sold 4,600,000 shares of common stock to investors and realized net proceeds of approximately $24.1 million based on a selling price of $5.75 and net of issuance costs of approximately $2.3 million. As a precondition to the remaining 50% acquisition of BRC that was completed on March 31, 2005, the Company used approximately $10.0 million of the proceeds as payment to the sellers of BRC. The remaining cash proceeds from the equity offering will be used primarily for working capital purposes.

On March 10, 2005, the Company’s stockholders approved the BRC acquisition (see note 2) and the issuance of 5,098,284 shares of common stock in accordance with the October 22, 2004 Equity Purchase Agreement between the Company and the equity holders of BRC. On March 31, 2005, the Company completed the acquisition of BRC by issuing the 5,098,284 shares of the Company stock at a weighted average stock price of $5.74, valued at approximately $29.3 million based on the price of the Company’s stock for three trading days prior to and following October 22, 2004.

(c) Stock options

The Company has ten stock option plans that provide for the issuance of options to key employees and directors of the Company at the fair market value at the time of grant. Options under the plans generally vest in four or five years and are generally exercisable while the individual is an employee or a director, or ordinarily within one month following termination of employment. In no event may options be exercised more than ten years after date of grant. Of the ten stock option plans, one has expired and shares can no longer be granted under that plan although shares outstanding under this plan can be exercised until they expire or are cancelled.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

As of December 31, 2005 and March 31, 2006, an aggregate of 442,997 shares and 641,483 shares, respectively, were available for future grants under all of the plans.

During the first quarter of 2005, the Company determined that the anticipated responsibilities and duties of a currently and continuously employed consultant (the former CEO) of the Company would not be significant or sufficient enough to justify the continued recognition of the employee’s compensation costs over the remaining two-year term of the employee’s current employment and consulting agreement. The Company extended the term of exercisability of the stock options to purchase approximately 1.1 million shares of the Company’s common stock currently held by the former executive and recognized compensation expense of approximately $1.4 million for accounting purposes in the first quarter of 2005 for the modification of option terms. The Company also extended the term of exercisability of stock options previously granted to a former vice president and chief operating officer for international operations of the Company whose current duties and responsibilities as an executive advisor would not be significant or sufficient enough to justify the scheduled vesting of his remaining stock options to purchase 155,000 shares of the Company’s common stock over the remaining term of his employment agreement, which expired March 6, 2006. As a result, the Company recognized compensation expense included in selling, general and administrative expenses of approximately $0.4 million in the first quarter of 2005 for the modification of option terms. Expense related to the outstanding stock options held by the former CEO was determined using the intrinsic value method, in accordance with APB Opinion No. 25, and the closing price of the Company’s stock as of March 11, 2005 of $6.20 per share. The Company applied the intrinsic value method to the stock options held by a former vice president and chief operating officer based on the closing price of the Company’s stock as of January 5, 2005 of $7.19 per share. In total, during the first quarter of 2005, the Company recognized approximately $1.8 million in option expense related to these former executive officers.

In addition, in the second quarter of 2005, the Company recognized approximately $14,000 in compensation expense included in selling, general and administrative expenses in connection with the extension of the exercise date by which the Company’s previous Chief Financial Officer could exercise his stock options upon his resignation on April 7, 2005.

Adoption of SFAS No. 123R

On January 1, 2006, the Company adopted SFAS No. 123R using the modified prospective transition method as permitted by SFAS No. 123R and, accordingly, prior periods have not been restated to reflect the impact of SFAS No. 123R. The modified prospective transition method requires that stock-based compensation expense be recorded for all awards granted prior to January 1, 2006, but not yet vested, based on the grant date fair-value as if the fair value method required for pro forma disclosure under SFAS No. 123 were in effect for expense recognition purposes, adjusted for estimated forfeitures. The Company uses the Black-Scholes option-pricing model to determine the fair-value of stock-based awards and uses a straight-line amortization model. As SFAS No. 123R requires that stock-based compensation expense be based on awards that are ultimately expected to vest, stock-based compensation for the three months ended March 31, 2006 has been reduced by estimated forfeitures based on historical trends of option forfeitures. The Company has recorded an incremental $0.2 million of stock-based compensation expense during the first quarter of 2006 as a result of the adoption of SFAS No. 123R.

Prior to adopting SFAS No. 123R, the Company presented all excess tax benefits, if any, resulting from the exercise of stock options as operating cash flows in the Statement of Cash Flows. SFAS No. 123R requires cash flows resulting from excess tax benefits to be classified as a financing activity. Excess tax benefits are realized tax benefits from tax deductions for exercised options in excess of the deferred tax asset attributable to stock compensation costs for such options. The Company did not record any excess tax benefits as a result of adopting SFAS No. 123R in the three months ended March 31, 2006 because the Company does not currently have tax income in the United States.

SFAS No. 123R requires the use of a valuation model to calculate the fair value of stock-based awards. The Company has elected to use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life, and interest rates. The expected volatility is based on the historical daily volatility of the Company’s common stock over the most recent period commensurate with the estimated expected life of the Company’s stock options, adjusted for the impact of unusual fluctuations not reasonably expected to recur and other relevant factors on the Company’s common stock. The expected life of an award is based on historical experience and on the terms and conditions of the stock awards granted to employees.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

Stock-Based Compensation Activity

The following table displays stock option activity including the weighted average stock option prices for the years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2006 (in thousands, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at December 31, 2002	2,078,493	$4.61
Granted	988,000	$5.04
Exercised	(141,807)	$4.97
Forfeited	(173,853)	$5.07

Outstanding at December 31, 2003	2,750,833	$4.72
Granted	1,082,500	$5.77
Exercised	(43,800)	$4.24
Forfeited	(139,000)	$5.51

Outstanding at December 31, 2004	3,650,533	$5.01
Granted	—	—
Exercised	(421,250)	$3.80
Forfeited	(498,852)	$5.22

Outstanding at December 31, 2005	2,730,431	$5.16
Granted (unaudited)	—	—
Exercised (unaudited)	(244,898)	$3.80
Forfeited (unaudited)	(104,176)	$5.99

Outstanding at March 31, 2006 (unaudited)	2,381,357	$5.26	6.6 yrs	$3,339

Vested and expected to vest at March 31, 2006 (Unaudited)	2,323,748	$5.26	6.6 yrs	$3,262

Shares exercisable at December 31, 2003	746,514	$5.08	4.5 yrs	$2,728

Shares exercisable at December 31, 2004	1,219,494	$4.72	5.4 yrs	$3,474

Shares exercisable at December 31, 2005	1,458,540	$5.11	5.6 yrs	$1,023

Shares exercisable at March 31, 2006 (Unaudited)	1,229,157	$5.23	5.7 yrs	$1,790

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying awards and the quoted price of our common stock for the options that were in-the-money at each respective period. During the three months ended March 31, 2006 and 2005, the aggregate intrinsic value of options exercised under our stock option plans was $0.5 million and $0.3 million, respectively, determined as of the date of option exercise. As of March 31, 2006, there was approximately $1.5 million of total unrecognized compensation cost related to unvested share-based compensation arrangements granted under our stock awards plans. That cost is expected to be recognized over a weighted-average period of two years.

There were no option grants in the first quarter of 2006 or during 2005. The weighted average fair value for options granted in 2003 and 2004 was $3.90 and $4.51, respectively.

The following table sets forth summarized information with respect to stock options outstanding and exercisable at December 31, 2005:

	Outstanding at December 31, 2005			Exercisable
Exercise Price Range:	Number of Shares	Average Life (years)	Average Price	Number of Shares	Average Price
$3.01 to $3.50	799,583	6.7	$3.22	404,983	$3.25
$3.51 to $4.50	279,208	1.4	$4.29	269,208	$4.28
$4.51 to $6.00	695,158	7.6	$5.66	218,158	$5.58
$6.01 to $6.50	485,211	7.0	$6.07	300,736	$6.09
$6.51 to $7.50	439,208	7.5	$7.17	238,892	$7.66
$7.51 to $12.50	32,063	5.2	$8.48	26,563	$8.57

	2,730,431	6.6	$5.16	1,458,540	$5.11

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

At December 31, 2005, there were approximately 442,997 option shares available for grant. The following table provides details of shares available for grant by plan:

Plan Name	Allocated	Granted*	Outstanding	Available for Grant
1989 Incentive Stock Option Plan	500,000	602,851	22,692	0
1993 Stock Option Plan For Non-Employee Directors	350,000	468,000	88,000	34,000
1996 Incentive Stock Plan	250,000	364,294	83,283	4,685
1997 Incentive Stock Plan	750,000	986,100	331,486	18,750
2000 Incentive Stock Plan	500,000	680,319	385,173	49,589
2002 Stock Option Plan For Non-Employee Directors	250,000	260,000	210,000	27,500
2002 Stock Option Plan For Employees	500,000	541,000	284,784	63,216
2003 Stock Incentive Plan For Non-Employee Directors	100,000	100,000	50,000	50,000
2003 Stock Incentive Plan	800,000	846,388	612,638	75,612
2004 Stock Incentive Plan	800,000	1,292,800	662,375	119,625

Company Totals	4,800,000	6,141,752	2,730,431	442,977

*	Cancellations and forfeitures are added back to the shares available for grant for reissuance.

During the year ended December 31, 2005 and the three months ended March 31, 2006, the Company issued 421,250 shares and 244,898 shares, respectively, of common stock from the exercise of stock options at an average price of $3.80, with proceeds to the Company of approximately $1.6 million and $0.9 million, respectively.

(d) Warrants

In connection with an $8.0 million loan commitment obtained in March 2003 from a Company director that expired on July 31, 2003, the Company granted a warrant, which vested immediately, to the director to purchase 200,000 shares of IMPCO stock at a price of $2.51 per share. The warrant expires in four years from the date of grant. The Company determined a fair value of the warrant issued to equal approximately $0.3 million based on the application of the Black-Scholes model. The following assumptions were made in connection with the Black-Scholes model: expected life of the warrant—4.0 years; price volatility—87.5%; risk-free interest rate—4.0% and the dividend yield—0%. At the time of issuance, the Company accounted for this warrant as an increase of approximately $0.3 million in additional paid in capital and deferred interest costs subject to amortization to expense based of the expected life of the loan, or less than one year. The amount of expense recognized in the statement of operations for 2003 was $0.3 million. As of December 31, 2005, the warrant has not been exercised.

On April 14, 2003, the Company entered into agreements with investors to provide approximately $3.1 million in bridge loans, of which $1.4 million was from an entity related to one of the Company’s directors. In conjunction with the bridge loan agreements the Company issued warrants to the investors to purchase 305,000 shares of the Company’s common stock at $2.46, or 120% of the then market price. The Company determined a fair value of the 305,000 warrants issued equal to approximately $0.4 million based on the application of the Black-Scholes model. The following assumptions were made in connection with the Black-Scholes model: expected life of the warrant—5.0 years; price volatility—63.2%; risk-free interest rate—3.6% and the dividend yield—0%. At the time of issuance, the Company accounted for these warrants as an increase of approximately $0.4 million in additional paid in capital and deferred interest costs subject to amortization to expense based of the expected life of the loan, or less than one year. The amount of expense recognized in the statement of operations for 2003 was $0.4 million. The warrants expire on April 14, 2008. During 2003 and 2004, 170,000 warrants were exercised with 135,000 warrants unexercised at December 31, 2005.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

On July 21, 2003, in connection with the issuance of a $20.0 million senior secured subordinated promissory note, the Company issued to Bison fully vested warrants to acquire 500,000 shares of Company stock, at an exercise price of $2.00 per share. The Company determined that the fair value of the warrants issued was equal to approximately $2.6 million based on the application of the Black-Scholes model. The following assumptions were made in connection with the Black-Scholes model: expected life of the warrant—5.0 years; price volatility—91.3%; risk-free interest rate—2.6% and the dividend yield—0%. At the time of issuance, the Company accounted for these warrants as an increase of approximately $2.6 million in additional paid in capital and deferred interest costs subject to amortization to expense based of the expected life of the loan, or four years. The amount of expense recognized in the statements of operations in interest expense in 2003 was $0.3 million and in loss on extinguishment of debt in 2004 was $2.3 million. In December 2004, the Bison Note was fully paid and all deferred costs were expensed. The warrants were exercised in 2003.

On May 15, 2004, the Company issued a warrant to issue 120,000 shares of IMPCO common stock to Bathgate Partners, LLC in connection with the Bison Note, fully vested, at a price of 120% over the then closing price, or $7.22 per share. The Company determined a fair value of the warrant issued equal to approximately $0.5 million based on the application of the Black-Scholes model. The following assumptions were made in connection with the Black-Scholes model: expected life of the warrant—5.0 years; price volatility—89.1%; risk-free interest rate—4.19% and the dividend yield—0%. The Company recognized $0.5 million as interest expense in 2004 in connection with the prepayment of the Bison Note in December 2004. As of December 31, 2005, the warrant has not been exercised. The warrant expires May 15, 2009.

Stock Warrants activity in 2003, 2004 and 2005 is summarized as follows:

	Number of Shares	Weighted Average Exercise Price
Outstanding at December 31, 2002	300,000	$8.70
Granted	1,025,000	$2.25
Exercised	(510,000)	$2.01
Forfeited	—	—

Outstanding at December 31, 2003	815,000	$4.81
Granted	120,000	$7.22
Exercised	(160,000)	$2.46
Forfeited	—	—

Outstanding at December 31, 2004	775,000	$5.68
Granted	—	—
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2005	775,000	$5.68

The following table sets forth summarized information with respect to warrants outstanding and exercisable at December 31, 2005:

Exercise Price:	Outstanding at December 31, 2005	Life Remaining
$8.70	300,000	1 month
$2.51	200,000	15 months
$2.46	135,000	28 months
$7.22	120,000	41 months
$2.61	20,000	8 months

	775,000	18.9 months

7. Related Party Transactions

In 2005, the Company sold $0.7 million in products to IBMexicano for distribution in the Mexico market. In 2005, the Company purchased products from MTE SrL, TCN SrL, Europlast, and Biemmedue SpA for approximately $4.9 million,

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

$2.5 million, $2.4 million and $40,000, respectively. In 2005, the Company also sold to MTE, Jehin Engineering, WMTM, and MTM Hydro products in the amount of approximately $57,000, $1.8 million, $3.3 million, $0.2 million and $16,000, respectively.

The following table sets forth amounts (in thousands) that are included within the captions noted on the balance sheets at December 31, 2004 and 2005 and March 31, 2006 representing related party transactions with the Company.

	As of December 31,		As of March 31, 2006
	2004	2005
			(Unaudited)
Current Receivables:
IBMexicano (a)	$1,993	$1,434	$489
MTE, SrL. (b)	—	5	9
Jehin Engineering Company Ltd (c)	—	609	547
Minda IMPCO Limited (d)	753	(2)	19
WMTM Equipamento de Gases Ltd (e)	—	1,254	702
Biemmedue SpA (f)	—	3	2
MTM Hydro SrL (g)	—	3	1

	$2,746	$3,306	$1,769
Non-current Receivables:
IBMexicano (a)	$851	$—	$—
WMTM Equipamento de Gases Ltd (e)	—	3,570	3,784

	$851	$3,570	$3,784
Current Payables:
MTE, SrL. (b)	$—	$1,659	$2,401
Jehin Engineering Company Ltd (c)	—	—	17
Europlast SrL. (i)	—	1,150	1,976
TCN SrL. (i)	—	1,356	1,694
IMCOS Due SrL. (f)	—	578	453
Biemmedue SpA (f)	—	29	39
MTM Hydro SrL (g)	—	1	1
IMPCO/BRC Egypt (j)	—	2	1
IBMexicano (a)	—	150	—

	$—	$4,925	$6,582
Current Portion of Term Loan
MTM, Srl (h)	$2,600	$—	$—

Term Loan
MTM, SrL (h)	$19,400	$—	$—

(a)	IBMexicano is 50% owned by IMPCO and was established in December 2004.
(b)	MTE, SrL. is 50% owned by MTM, SrL.
(c)	Jehin Engineering Ltd. Is 13.6% owned by BRC; BRC has significant control and uses the equity method to account for it.
(d)	Minda IMPCO Limited is 50% owned by IMPCO and was established in December 2004 as a result of a recombination of previous ownership interests with joint venture partner Minda Industries of India.
(e)	WMTM Equipamento de Gases Ltd. Is 50% owned by BRC SrL. and is accounted for using the equity method.
(f)	The Chief Executive Officer of IMPCO owns 100% of IMCOS Due SrL. and 100% of Biemmedue SpA. with his immediate family and serves on each of their boards.
(g)	The Chief Executive Officer of IMPCO owns 62% of MTM Hydro SrL. with his immediate family and serves on its board.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

(h)	MTM, SrL. is a wholly owned susidiary of BRC S.r.l, which was 50% owned by IMPCO at December 31, 2004. Remaining 50% acquired on March 31, 2005, and, accordingly, intercompany balances are eliminated upon consolidation.
(i)	The Chief Executive Officer of IMPCO serves on the board of directors of and owns 40% of Europlast and 30% of TCN, along with his brother, Pier Antonio Costamagna.
(j)	IMPCO/BRC Egypt is 50% owned by IMPCO.

Loans to Executive Officers

In December 2000, the Company loaned an officer of the Company $100,000. The loan initially bore interest at a rate of 5% per annum and, since June 30, 2001, bears interest at a rate of 9% per annum. The loan became due and payable in full on July 31, 2002. This loan was repaid in full on March 8, 2004.

In September 2001, the Company loaned this officer $175,000. The loan bore interest at a rate of 9% per annum. The loan became due and payable in full on July 31, 2002. The amount outstanding as of December 31, 2003 was approximately $216,000. The amount outstanding at December 31, 2004 was approximately $102,000, which was paid off in full on July 29, 2005.

8. Earnings (Loss) Per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share (in thousands, except share and per share data):

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Numerator:
Income (loss) before cumulative effect of a change in accounting principle	$(6,900)	$(15,879)	$(10,571)	$(2,181)	$3,699
Cumulative effect of a change in accounting principle	—	—	(117)	—	—

Net income (loss)	$(6,900)	$(15,879)	$(10,688)	$(2,181)	$3,699

Denominator:
Denominator for basic earnings per share—weighted average number of shares	16,642,655	18,607,550	26,977,141	21,741,731	29,033,123
Effect of dilutive securities:
Employee stock options	—	—	—	—	370,341
Warrants	—	—	—	—	195,221
Shares held in trust	—	—	—	—	—

Dilutive potential common shares	16,642,655	18,607,550	26,977,141	21,741,731	29,598,685

Basic income (loss) per share:
Income (loss) before cumulative effect of a change in accounting principle	$(0.41)	$(0.85)	$(0.39)	$(0.10)	$0.13

Per share effect of cumulative effect of a change in accounting principle	—	—	$(0.01)	—	—

Net income (loss) per share	$(0.41)	$(0.85)	$(0.40)	$(0.10)	$0.13

Diluted income (loss) per share:
Income (loss) before cumulative effect of a change in accounting principle	$(0.41)	$(0.85)	$(0.39)	$(0.10)	$0.12

Per share effect of cumulative effect of a change in accounting principle	—	—	$(0.01)	—	—

Net income (loss) per share	$(0.41)	$(0.85)	$(0.40)	$(0.10)	$0.12

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

For the years ended December 31, 2003, 2004 and 2005, options to purchase approximately 2,751,000, 3,651,000, 2,730,431 shares, respectively, of common stock were excluded from the computation of diluted net income per share, as the effect would be anti-dilutive. For the years ended December 31, 2003, 2004 and 2005, warrants to purchase approximately 805,000, 765,000 and 765,000 shares, respectively, of the Company’s common stock were excluded in the computation of diluted net income per share, as the effect would be anti-dilutive.

For the three months ended March 31, 2006, options to purchase approximately 909,793 shares of common stock and warrants to acquire 120,000 shares of common stock were excluded from the computation of diluted net income per share, as the effect would be anti-dilutive. For the three months ended March 31, 2005, options to purchase 3,433,446 shares of common stock and 775,000 warrants to acquire shares of common stock were excluded from the computation of diluted net income per share, as the effect would be anti-dilutive.

9. Equity Investments

The following table sets forth the Company’s investments in its subsidiaries as of December 31, 2004 and 2005 (in thousands):

	As of December 31,		Three Months Ended March 31, 2006
	2004	2005
Investment in Minda	$158	$—	$—
Investment in BRC	25,867	—	—
Investment in BRC’s unconsolidated subsidiaries	—	1,387	1,286
Investment in IBMexicano	1,021	—	—

	$27,046	$1,387	$1,286

On December 31, 2004, the Company combined its joint venture interests in Minda IMPCO Limited and Minda IMPCO Technologies Limited, which resulted in a reduction in the Company’s joint venture interests in India from 60% to a 50% interest in Minda IMPCO Limited or MIL. Beginning in January 2005, the Company no longer consolidates Minda IMPCO Technologies Limited and uses the equity method to report the results of MIL.

On March 31, 2005, the Company completed the acquisition of the remaining 50% of BRC and consolidated BRC’s financial statements into IMPCO’s consolidated financial statements beginning with the second quarter of 2005. At March 31, 2005, only the balance sheet of BRC was fully consolidated with IMPCO’s consolidated balance sheet.

In December 2005, the Company recorded a write-off of the investment balance in IBMexicano in connection with its planned liquidation because the Company and its 50% joint venture partner have agreed to wind-down the business with the Company continuing to sell in the Mexico market through independent distributors.

The following table sets forth the Company’s share in the earnings (losses) in unconsolidated affiliates for the fiscal years ended December 31, 2003, 2004 and 2005 and for the three months ended March 31, 2005 and 2006 (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Share in BRC earnings (losses), net of eliminations	$(536)	$1,575	$1,187	$1,187	—
Share in earnings of BRC unconsolidated affiliates, net	—	—	342	—	227
Share in Minda losses	(104)	(46)	—	(43)	—
Share in MIL losses	—	—	(33)	—	—
Share in IMPCO Egypt losses	(93)	—	(20)	(21)	—
Share in IMPCO China losses	(47)	—	—	—	—
Share in IBMexicano losses	—	—	(230)	(82)	—
Amortization of step-up in fair value of BRC fixed assets	(327)	(372)	(171)	(171)	—

Total	$(1,107)	$1,157	$1,075	$870	$227

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
Write-off investment in IBMexicano	$—	$—	$(920)	$—	$—
Write-off of investment in MIL	—	—	(125)	—	—
Write-off investment in China	—	(64)	—	—	—
Write-off investment in Egypt	—	(150)	—	—	—

	$—	$(214)	$(1,045)	$—	$—

The Company used the equity method of accounting to recognize the investment in the results of BRC in Company’s financial results for the year ended December 31, 2004. The condensed balance sheet for BRC as of December 31, 2004 and the statements of operations for period of July 22, 2003 to December 31, 2003, the year ended December 31, 2004, and the three months ended March 31, 2005 are presented below (in thousands):

December 31, 2004
Current assets	$45,147
Non-current assets	30,187

Total assets	$75,334

Current liabilities	31,968
Long-term liabilities	15,194
Shareholders’ equity	28,172

Total liabilities and shareholders’ equity	$75,334

	July 22, 2003 - December 31, 2003	Year Ended December 31, 2004	January 1, 2005 to March 31, 2005
		(Unaudited)	(Unaudited)
Revenue	$33,361	$58,616	$19,797
Operating expenses	33,845	52,800	16,810

Operating income (loss)	(484)	5,816	2,987
Interest income (expense), net	(222)	(403)	63
Other income (expense), net	(146)	438	1,353

Pre-tax loss	(852)	5,851	4,403
Income taxes	220	2,697	1,719

Net (loss) income	$(1,072)	$3,154	$2,684

The following table sets forth the Company’s share in the earnings (loss) of BRC as part of the equity share in losses of unconsolidated affiliates on the statements of operations for the period July 22, 2003 through December 31, 2003, year ended December 31, 2004 and the three months ended March 31, 2005. The amortization of the step-up in the basis of the assets of BRC from book value to fair market value recognizes IMPCO’s share of the depreciation affect over the remaining estimated useful life of BRC’s assets.

(in thousands)	July 22, 2003 - December 31, 2003	Year Ended December 31, 2004	January 1, 2005 to March 31, 2005
	(Unaudited)		(Unaudited)
Income (loss) of BRC	$(1,072)	$3,154	$2,684
% equity interest	50%	50%	50%
Share in earnings (loss)	(536)	1,577	1,342
Amortization of the fair value step-up of assets	(327)	(372)	(171)
Other	—	(2)	(155)

	$(863)	$1,203	$1,016

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

BRC uses the equity method of accounting to recognize the investment in the results of its unconsolidated affiliates. The condensed balance sheet for BRC’s affiliates as of December 31, 2005 and March 31, 2006 and the statement of operations for the nine months ended December 31, 2005 and the three months ended March 31, 2006 are presented below (in thousands):

	December 31, 2005	March 31, 2006
		(Unaudited)
Current assets	$11,908	$13,959
Non-current assets	3,079	3,940

Total assets	$14,987	$17,899

Current liabilities	$6,979	$7,964
Long-term liabilities	4,592	6,230
Shareholders’ equity	3,416	3,705

Total liabilities and shareholders’ equity	$14,987	$17,899

	Nine Months Ended December 31, 2005	Three Months Ended March 31, 2006
		(Unaudited)
Revenue	$15,613	$6,609
Operating expenses	12,978	5,655

Operating income	2,635	954
Interest income (expenses), net	443	(178)
Other income (expenses), net	(486)	35

Pre-tax income	2,592	811
Income taxes	1,592	542

Net income	$1,000	$269

BRC’s share of earnings from its investment in unconsolidated affiliates follows (in thousands):

	Nine Months Ended December 31, 2005	Three Months Ended March 31, 2006
		(Unaudited)
Income, net-BRC investees	$1,000	$269
% equity interest (1)	various	various
Share in (loss) earnings	426	135
Other (expenses) income, net	(84)	92

	$342	$227

(1)	Ranges from 13.59% to 50%

Other Transactions

In 2003, the Company recorded equity share in the loss of investments in joint ventures in Egypt and China in the amount of approximately $93,000 and $47,000, respectively. In the fourth quarter of 2004, the Company wrote-off investments in joint ventures in Egypt and China in the amount of $150,000 and $64,000, respectively. The changes and reductions to these operations were the result of a business strategy change recognizing that BRC products and existing distributors were capable of addressing the market requirements.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

During 2005, the Company determined that it would convert its joint venture in MIL into a distributorship and therefore recorded an impairment charge of approximately $0.1 million to write-off the investment balance.

In the fourth quarter of 2005, the Company determined that it would consider the liquidation of its 50% owned Mexico joint venture in IBMexicano because the Company and its 50% joint venture partner have agreed to wind-down the business. The Company intends to continue to sell its products in Mexico through independent distributors. As a result, the Company recorded an impairment charge of approximately $0.9 million to write-off the investment balance.

10. Revenue

The Company routinely sells products to a broad base of domestic and international customers, which includes distributors and original equipment manufacturers. Based on the nature of these customers, credit is generally granted without collateral being required. The Company does not anticipate that a significant credit risk exists as a result of these customer relationships.

In 2003, the Company had sales no one customer represented more than 10.0% of consolidated sales. In 2004, the Company had sales to one customer that represented approximately 27.5%. In 2005, the Company had sales to one customer that represented approximately 14.5% of consolidated sales. No other customer represented sales of more than 10% of the Company’s consolidated sales.

11. Business Segment and Geographic Information

Business Segments. The Company operates in three business segments: U.S. Operations sells products, including certified engines, fuel systems, parts and conversion systems, for applications in the transportation and industrial markets. International Operations in Australia, Europe and Japan provides distribution for the Company’s products, predominantly from U.S. Operations and some product assembly, and BRC Operations, which designs, manufactures and sells products for use in the transportation segment through its foreign subsidiaries, affiliates and independent channels of distribution. Beginning on January 1, 2005, the Company no longer consolidates its operations in India as part of International Operations. Since the Company’s ownership interest in the India operations was 50%, and since the Company did not have effective control over the operations of this entity, the Company uses the equity method of accounting for recognizing the results of this operation (see Note 9).

Corporate expenses consist of general and administrative expenses at the corporate level. Intersegment eliminations are primarily the result of intercompany sales from our U.S. Operations and BRC Operations to International Operations.

All research and development is expensed as incurred.

The Company evaluates performance based on profit or loss from operations before interest and income taxes. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

Financial Information by Business Segment. Financial information by business segment for continuing operations follows (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Revenue
U.S. Operations	$51,951	$92,430	$81,871	$20,009	$20,288
International Operations	36,107	37,672	28,171	8,170	8,012
BRC Operations (1)	—	—	74,656	—	31,530
Intersegment Elimination	(13,318)	(11,810)	(10,159)	(3,174)	(3,749)

Total	$74,740	$118,292	$174,539	$25,005	$56,081

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Operating (Loss) Income:
U.S. Operations	$4,549	$7,235	$5,697	$1,857	$3,267
International Operations	1,589	(176)	1,505	842	1,146
BRC Operations (1)(2)	—	—	8,740	(75)	5,592
Corporate Expenses (3)(4)	(6,992)	(8,105)	(11,395)	(4,760)	(2,896)
Intersegment Elimination	373	(14)	(5)	(48)	(281)

Total	$(481)	$(1,060)	$4,542	$(2,184)	$6,828

(1)	The Company consolidated BRC’s income statement beginning with April 1, 2005. During five months ended December 31, 2003 and year ended December 31, 2004, IMPCO accounted for BRC on an equity basis and included its 50% share in BRC’s net (loss) income of approximately ($0.5) million and $1.6 million respectively, in IMPCO’s net loss. In 2005, IMPCO included its 50% share in BRC’s net income for the three months prior to the acquisition in March 2005 or approximately $1.3 million in IMPCO’s net loss.
(2)	Includes $0.1 million in-process R&D expense for the three months ended March 31, 2005 relating to the acquisition of BRC.
(3)	Represents corporate expense not allocated to any of the business segments.
(4)	For the three months ended March 31, 2005, includes $2.2 million for compensation, lifetime medical benefits and for modifications to previously granted stock option awards to two former executive officers of the Company (see note 6).

	As of December 31,
	2004	2005
Total Assets:
U.S. Operations (including corporate)	$68,821	$21,352
International Operations	29,631	25,986
BRC Operations (1)	—	129,507

Total	$98,452	$176,845

(1)	The Company consolidated BRC’s balance sheet as of March 31, 2005.

	Years Ended December 31,
	2003	2004	2005
Capital Expenditures:
U.S. Operations (including corporate)	$1,646	$1,084	$1,293
International Operations	98	263	231
BRC Operations (1)	—	—	1,767

Total	$1,744	$1,347	$3,291

(1)	The Company consolidated BRC’s balance sheet as of March 31, 2005.

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

Revenue by Market Segment. The Company’s product revenue by application across all business segments follows (in thousands):

	Years Ended December 31,
	2003	2004	2005
Revenue:
Transportation	$29,523	$26,951	$90,824
Industrial	45,217	91,341	83,715

Total	$74,740	$118,292	$174,539

Geographic Information. The Company’s geographic information for revenue to unaffiliated customers and long-lived assets is shown below. The basis for determining revenue is the geographic location of the customer. Long-lived assets, excluding those classified under discontinued operation, represent long-term tangible assets that are physically located in the region as indicated (in thousands):

	Years Ended December 31,
	2003	2004	2005
Revenue:
North America	$32,053	$65,206	$59,826
Europe	21,724	29,519	87,689
Asia & Pacific Rim	9,223	14,258	19,319
Latin America	11,740	9,309	7,705

Total	$74,740	$118,292	$174,539

	As of December 31,
	2004	2005
Long-Lived Assets:
North America	$9,835	$8,080
Europe	2,001	50,168
Asia & Pacific Rim	3,340	3,173

Total	$15,176	$61,421

12. Warranties

Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience. Changes in the Company’s product warranty liability during the years ended December 31, 2003, 2004 and 2005 and three months ended March 31, 2005 and 2006 are as follows (in thousands):

	Years Ended December 31,			Three Months Ended March 31,
	2003	2004	2005	2005	2006
				(Unaudited)	(Unaudited)
Warranty reserve for the period ended:
Balance at beginning of period	$452	$674	$1,376	$1,376	$2,138
Accrued warranty costs—BRC	—	—	413	387	—
New warranties issued	397	739	1,072	91	215
Warranties settled	(175)	(37)	(723)	(135)	(174)

Balance at end of period	$674	$1,376	$2,138	$1,719	$2,179

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

13. Purchases

In 2003, Rangers Die Casting and Hsin Ho Metal Industrial Company constituted approximately 19.7% and 12.5% of our consolidated purchases. During 2004, 2005 and the three months ended March 31, 2006, Power Solutions, Inc. constituted approximately 40.4%, 18.9% and 17.4%, respectively of consolidated net inventory purchases. In 2003, 2004 2005 and the three months ended March 31, 2006, ten suppliers accounted for approximately 69.1%, 72.9%, 52.0% and 58.4% of consolidated net inventory purchases.

14. Supplementary Cash Flow Information

Interest and income taxes paid for 2003, 2005 and 2005 are as follows (in thousands):

	Years Ended December 31,
	2003	2004	2005
Interest paid	$2,387	$4,840	$841
Taxes paid (including franchise taxes)	$495	$716	$4,470

15. Goodwill and Intangibles

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, amortization of goodwill is no longer permitted. As required by SFAS No. 142, the fourth quarter has been established for the annual impairment review of goodwill. The annual review performed in the fourth quarter of 2004 resulted in the reduction of the carrying value of goodwill as of December 31, 2004 by approximately $2.8 million reducing the carrying value of goodwill on the balance sheet as of that date to approximately $8.0 million. As a result, the Company recognized an impairment loss of goodwill of $2.8 million as a component of operating loss in the fourth quarter of 2004. The impairment analysis was prepared using a discounted cash flow analysis for each of the Company’s reporting units from which the Company determined that an impairment loss was present in the Japan and Mexico reporting units in the amounts of $1.2 million and $1.6 million, respectively. The political environment and the potential legislation that could result in an excise tax on propane vehicles adversely affected the operating conditions in Mexico. In Japan, the business outlook for IMPCO was evaluated, which resulted in limited revenue growth opportunities and adversely affected the future cash flows. The annual review performed in the fourth quarter of 2005 resulted in no impairment to goodwill.

Goodwill relates to the allocation of the purchase price resulting from the Company’s business acquisitions, the majority of which is attributable to the acquisition of BRC (see note 2 for further discussion). Identified intangible assets arose from the acquisition of BRC and consist of existing technology, customer relationships and tradename. Amortization of these identified intangible assets for the three months ended March 31, 2006, was $0.4 million.

The changes in the carrying amount of goodwill by reporting unit for the years ended December 31, 2004 and 2005 and three months ended March 31, 2006 are as follows (in thousands):

	December 31, 2005	Additions from purchase accounting and transfer from investment in affiliates	Impairment Charges	Currency Translation	March 31, 2006
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
U.S. Operations	$3,657	$—	$—	$—	$3,657
International Operations	3,870	—	—	(56)	3,814
BRC Operations	28,811	—	—	567	29,378

	$36,338	$—	$—	$511	$36,849

	December 31, 2004	Additions from purchase accounting and transfer from investment in affiliates	Impairment Charges	Currency Translation	December 31, 2005
U.S. Operations	$3,657	$—	$—	$—	$3,657
International Operations	4,316	—	—	(446)	3,870
BRC Operations	—	30,396	—	(1,585)	28,811

	$7,973	$30,396	$—	$(2,031)	$36,338

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

	December 31, 2003	Additions from purchase accounting and transfer from investment account	Impairment Charges	Currency Translation	December 31, 2004
U.S. Operations	$3,657	$—	$—	$—	$3,657
International Operations	6,449	621	(2,833)	79	4,316
BRC Operations	—	—	—	—	—

	$10,106	$621	$(2,833)	$79	$7,973

See Note 2 for further discussion regarding goodwill related to the BRC acquisition.

The Company had no intangible assets at December 31, 2004. At December 31, 2005 and March 31, 2006, intangible assets consisted of the following (in thousands):

	As of December 31, 2005			As of March 31, 2006
	Gross Book Value	Accumulated Amortization	Net Book Value	Gross Book Value	Accumulated Amortization	Net Book Value
				(Unaudited)	(Unaudited)	(Unaudited)
Existing technology	$8,882	$(951)	$7,931	$9,057	$(1,296)	$7,761
Customer relationships	1,954	(255)	1,699	1,993	(342)	1,651
Tradename	1,480	(101)	1,379	1,510	(137)	1,373

Total	$12,316	$(1,307)	$11,009	$12,560	$(1,775)	$10,785

Intangible assets from BRC acquisition consist of existing technology, trade name and customer relationships (see further discussion at Note 2). Existing technology and trade name are being amortized using the straight line method and customer relationships are being amortized using the accelerated sum-of-the-years digit method. The sum-of-the-years digit method of amortization reflects the pattern in which the economic benefits of the intangible assets are consumed or otherwise used up.

Estimated amortization expense for the five succeeding fiscal years as of December 31, 2005 is as follows (in thousands):

Year Ending December 31,
2006	$1,715
2007	$1,684
2008	$1,652
2009	$1,621
2010	$1,589

16. Other Accrued Expenses:

The following table details the components of other accrued expenses as of December 31, 2004 and 2005:

	As of December 31,
	2004	2005
Income taxes payable	$1,851	$5,393
Accrued professional fees	496	561
Accrued warranty	1,376	2,138
Accrued sales, property and franchise taxes	484	425

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

	As of December 31,
	2004	2005
Accrued interest	31	31
Unearned revenues	168	709
Severance indemnities-BRC	—	1,476
Other	1,832	1,856

	$6,238	$12,589

The liability for severance indemnities relates primarily to the Company’s employees in Italy. The severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the balance sheet is the amount that the employee would be entitled to if the employee is terminated.

17. Closure and Liquidation of Operations in Mexico

In the fourth quarter of 2005, the Company determined that it would consider the liquidation of its 50% owned Mexico joint venture in IBMexicano because the Company and its 50% joint venture partner have agreed to wind-down the business. The Company will continue to sell its products in the Mexico market through independent distributors. As a result, the Company recorded an impairment charge of approximately $0.9 million to write-off the investment balance in the year ended December 31, 2005 (see Note 9). The Company expects to close and to liquidate the assets of IBMexicano by the end of the second quarter of 2006. Cash proceeds, or net realizable value, from this closure will be used to settle all or part of IBMexicano’s payable of $2.2 million to IMPCO Mexicano.

In addition, the Company plans to close its wholly-owned Mexico subsidiary, IMPCO Mexicano, which has not had any substantive operations since the 50% joint venture in IBMexicano was established in December 2004. As a result of the planned closure, the Company recorded approximately $1.3 million in additional inventory reserves and allowance for doubtful accounts and related party receivables. Due to the planned liquidation of IBMexicano, IMPCO Mexicano evaluated the net realizable value of the receivable due from IBMexicano and determined that approximately $1.3 million would be settled and established a $0.9 million reserve against the receivable in the year ended December 31, 2005.

18. Quarterly Results of Operations

A summary of the unaudited quarterly results of operations follows (in thousands, except per share amounts):

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
2004	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$28,603	$32,478	$30,064	$27,147
Cost of revenues	21,060	23,881	21,933	24,680
Operating expenses	5,112	5,619	5,740	11,327
Operating income (loss)	2,431	2,978	2,391	(8,860)
Interest expense, net	(1,155)	(1,504)	(1,504)	(1,346)
Net income (loss)	516	985	506	(17,886)

Net income (loss) per share:
Basic and diluted	$0.03	$0.05	$0.03	$(0.96)

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
2005	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Revenues	$25,005	$48,605	$49,073	$51,856
Cost of revenues	18,209	35,507	34,749	38,506
Operating expenses	8,980	10,488	13,870	9,688 c
Operating income (loss)	(2,184)	2,610	454	3,662
Interest expense, net	(257)	(123)	(126)	(184)
Net income (loss)	(2,181)	1,172	(9,219)	(460)

IMPCO TECHNOLOGIES, INC.

Notes to Consolidated Financial Statements–(continued)

(information as of March 31, 2006 and for the three months ended March 31, 2005 and 2006 is unaudited)

	First Qtr.	Second Qtr.	Third Qtr.	Fourth Qtr.
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss) per share:
Basic and diluted	$(0.10)	$0.04	$(0.32)	$(0.02	)a,b

a.	Includes in the fourth quarter of 2005, $1.0 million in impairment loss in unconsolidated affiliates.
b.	Includes in the fourth quarter of 2005, $0.5 million in write-offs relating to one of the Company’s wholly owned subsidiaries.
c.	Includes in the fourth quarter of 2005, $0.6 million in additional depreciation expense.

19. Comprehensive Income

The components of comprehensive income for the three months ended March 31, 2005 and 2006 are as follows (in thousands):

	Three Months Ended March 31,
	2005	2006
	(Unaudited)
Net income (loss)	$(2,181)	$3,699
Foreign currency translation adjustment	(405)	1,558

Comprehensive (loss) income	$(2,586)	$5,257

R EPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders’ of BRC SrL

We have audited the accompanying consolidated balance sheet of BRC SrL and its subsidiaries as of December 31, 2004 and the related consolidated statements of operations, changes in quotaholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRC SrL and its subsidiaries as of December 31, 2004 and the consolidated results of operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Milan, Italy

February 25, 2005, except for

Note 15 as to which the date is March 31, 2005.

BDO Sala Scelsi Farina S.p.A.

/s/ GIORGIO FARINA
Giorgio Farina

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Quotaholders of BRC S.r.l.

We have audited the accompanying consolidated balance sheets of BRC S.r.l. and its subsidiaries as of December 31, 2002 and 2003, and the related consolidated statements of operations, changes in quotaholders’ equity and cash flows for the two years ended December 31, 2002 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BRC S.r.l. and its subsidiaries as of December 31, 2002 and 2003 and the consolidated results of operations and cash flows for the two years ended December 31, 2002 and 2003, in conformity with accounting principles generally accepted in the United States.

/s/ RECONTA ERNST & YOUNG S.P.A.

Milan, Italy

March 5, 2004

BRC SRL

CONSOLIDATED BALANCE SHEETS

As of December 31, 2002, 2003 and 2004

(In thousands of Euros)

	2002	2003	2004
Assets
Current Assets:
Cash and cash equivalents	€5,883	€1,752	€5,627
Trade receivables, less allowance for doubtful accounts of 1,086. 988, and 684, respectively	6,706	4,743	11,829
Receivables from related parties (Note 12)	2,975	2,372	1,389
Current portion of the loan to quota-holders (Note 5)			1,882
Inventory, net (Note 3)	10,331	8,554	12,514
Prepaid expenses and other current assets	861	510	499
Deferred income taxes (Note 8)	565	737	461

Total Current Assets	27,321	18,668	34,201
Property, plant and equipment (Note 4)	14,052	14,749	15,333
Less: Accumulated depreciation	(9,440)	(10,524)	(11,722)

Net property, plant and equipment	4,612	4,225	3,611
Investments in affiliated companies (Note 6)	443	537	369
Loans to quota-holders (Note 5)	0	0	14,271
Loans to affiliated companies		1,920	1,356
Other non current assets	666	630	1,523

Total Assets	€33,042	€25,980	€55,331

Liabilities and Quotaholders’ Equity
Current Liabilities:
Short-term borrowings (Note 7)	€266	€0	€0
Current portion of long term debt (Note 10)	4,356	143	2,240
Accounts payable	4,344	2,810	15,270
Payables to related parties (Note 12)	680	361	2,633
Income taxes payable (Note 8)	0	24	1,511
Accrued expenses and other current liabilities (Note 9)	1,428	1,570	1,852

Total Current Liabilities	11,074	4,908	23,506
Long-term debt (Note 10)	950	976	8,657
Employees severance indemnities (Note 11)	1,717	1,897	2,235
Other non current liabilities	50	0	0
Deferred income taxes (Note 8)	485	436	280
Commitments and Contingencies

Total Non Current Liabilities	3,202	3,309	11,172
Quotaholders’ Equity:
Ordinary quota authorized 1,500,000 shares, issued and outstanding, par value 1.00 each	1,500	1,500	1,500
Additional paid in capital	221	221	221
Retained earnings	16,990	15,961	18,381
Other comprehensive income	55	81	551

Total Quotaholders’ Equity	18,766	17,763	20,653

Total Liabilities and Quotaholders’ Equity	€33,042	€25,980	€55,331

BRC SRL

CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2002, 2003 and 2004

(In thousands of Euros)

	2002	2003	2004
Net sales	€33,729	€31,709	€46,773
Other revenue	956	338	498

Total revenue	34,685	32,047	47,271
Cost and Operating expenses:
Cost of materials	(17,262)	(16,616)	(22,371)
Costs of external services	(6,185)	(6,082)	(8,955)
Salaries, wages and employee benefits	(7,809)	(7,814)	(9,359)
Depreciation and amortization	(1,058)	(1,084)	(1,138)
Other operating expenses	(394)	(617)	(702)

Total costs and operating expenses	(32,708)	(32,213)	(42,525)
Operating income (losses)	1,977	(166)	4,746
Interest expense	(694)	(305)	(437)
Interest income	37	92	112
Foreign exchange losses, net	(1,948)	(299)	(117)
Equity share in income (losses) of unconsolidated affiliates	(369)	(140)	193
Other income	956	0	34

Income (loss) before taxes	(41)	(818)	4,531
Income taxes	1,037	211	2,111

Net income (loss)	€(1,078)	€(1,029)	€2,420

BRC SRL

CONSOLIDATED STATEMENTS OF CHANGES IN QUOTAHOLDERS’ EQUITY

For the years ended December 31, 2002, 2003 and 2004

(In thousands of Euros)

	Ordinary Quota	Additional Paid in Capital	Retained Earnings	Other Comprehensive Income (Loss)	Total Quotaholders’ Equity
As at December 31, 2001	€1,500	€0	€18,068	€119	€19,687
Additional paid in capital		221			221
Foreign exchange translation adjustment				(64)	(64)
Net loss			(1,078)		(1,078)

Total Comprehensive loss					(1,142)

As at December 31, 2002	1,500	221	16,990	55	18,766
Foreign exchange translation adjustment				26	26
Net loss			(1,029)		(1,029)

Total Comprehensive loss					(1,003)

As at December 31, 2003	1,500	221	15,961	81	17,763
Foreign exchange translation adjustment				470	470
Net income			2,420		2,420

Total Comprehensive Income					2,890

As at December 31, 2004	€1,500	€221	€18,381	€551	€20,653

BRC SRL

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2002, 2003 and 2004

(In thousands of Euros)

	2002	2003	2004
Cash flows from operating activities:
Net loss/income	€(1,078)	€(1,029)	€2,420
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,058	1,084	1,138
Employees severance indemnities	223	180	338
Deferred taxes	300	(221)	120
Losses (income) in equity investees	369	140	(193)
Gain on partial sale of Brazilian business	(953)	0	0
Changes in operating assets and liabilities:
Account receivable	(921)	2,566	(6,103)
Inventories	6,686	1,777	(3,960)
Prepaid expenses and other current assets	577	351	11
Account payable	(76)	(1,853)	14,732
Accrued expenses and other current liabilities	122	142	282
Income taxes	(106)	24	1,487
Other	(169)	(50)	0

Net cash provided by (used in) operating activities	6,032	3,111	10,272

Cash flows from investing activities:
Purchases of property, plant and equipment	(526)	(709)	(584)
Disposals of property, plant and equipment	6,201	12	60
Proceeds on partial sale of Brazilian business	1,906	0	0
Investment in equity investees	(1,060)	(234)	361
Loan to affiliated companies		(1,920)	(15,589)
Increase in non current assets	(217)	36	(893)

Net cash provided by (used in) investing activities	6,304	(2,815)	(16,645)

Cash flows from financing activities:
Net change in short-term borrowings	(6,217)	(266)	0
Increase in long term debt	688	163	9,778
Repayment of long term debt	(2,136)	(4,350)	0

Net cash provided by (used in) financing activities	(7,665)	(4,453)	9,778
Translation adjustment	128	26	470

Net increase (decrease) in cash and cash equivalents	4,799	(4,131)	3,875
Cash and cash equivalents at beginning of year	1,084	5,883	1,752

Cash and cash equivalents at end of year	€5,883	€1,752	€5,627

Supplemental disclosures:
Cash paid during the period for:
Interest	€623	197	27
Taxes	€831	—	172

BRC SRL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2002, 2003 and 2004

(In thousands of Euros)

1. Basis of Presentation and Description of Business

The consolidated financial statements of BRC SrL, which we refer to as BRC or the Company include the accounts of the Company, of its wholly owned subsidiary MTM SrL and of MTM’s majority owned subsidiaries BRC Argentina S.A., BRC Brasil S.A. and NG LOG Armazen Gerais Ltda. All significant intercompany accounts and transactions have been eliminated. The company has a 50% interest in the joint ventures WMTM and MTE and 13.59% interest in Jehin and uses the equity method for reporting the results of these entities.

Prior to February 2001, MTM was owned directly by Mariano and Pier Costamagna. In February 2001, Mariano and Pier Costamagna incorporated BRC SrL and contributed their shareholdings in MTM to BRC SrL This contribution has been accounted for as a reorganization under common control under which it is assumed that BRC SrL has been the parent company from January 1, 2001 for all periods presented. Consequently, the carrying amounts of MTM and its subsidiaries were not adjusted at their transfer dates in accounting for the reorganization and the Company’s quota capital has been reported in the consolidated financial statements as if outstanding since January 1, 2001.

On July 22, 2003, the shareholders of BRC completed the sale of 50% of the Company to IMPCO technologies Inc., a U.S. Company.

The company is a designer, manufacturer and supplier of fuel technology systems for automobiles that enable traditional internal combustion engines to run on alternative fuels such as propane and natural gas.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies is presented to assist the reader in understanding and evaluating the accompanying financial statements. These policies are in conformity with accounting principles generally accepted in the United States and have been consistently applied.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist of time deposits and other short-term, highly liquid instruments with maturities of three months or less when acquired and are stated at cost, which approximates fair value.

Inventories

Inventories are stated at the lower of cost and market. Cost is determined using the weighted-average method. Elements of cost in inventories include raw materials, direct labor and manufacturing overhead. Any write-downs of inventory are recorded as an adjustment to the cost basis.

Inventory Valuation Reserve

Reserves for slow-moving or potentially obsolete inventories are accounted for based upon an analysis of inventory movement, age and saleability.

Allowance for Doubtful Accounts

The Company maintains provisions for uncollectible accounts for estimated losses resulting from the inability of its customers to remit payments. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that have been identified.

BRC SRL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property, Plant and Equipment

Property, plant and equipment is stated at cost and depreciated using the straight-line method over the following estimated useful lives:

Buildings	33 years
Machinery and equipment	10 years
Furniture and fittings	5 to 8 years

Impairment of long-lived Assets

The Company assesses its long-lived assets (primarily property, plant and equipment) for impairment whenever there is an indication that the carrying amount of the assets may not be recoverable. Recoverability is determined by comparing the estimated undiscounted cash flows expected from these assets to their respective net carrying values. The amount of impairment loss, if any, is measured as the difference between the net book value of the assets and their estimated fair value.

Investments in affiliates

Investments in affiliates that are not majority owned or controlled but for which the company exercises significant influence are accounted for using the equity method.

Income Taxes

Income taxes provided by each entity are included in the consolidation in accordance with the applicable local laws. Deferred income taxes are accounted for under the liability method, in accordance with SFAS No. 109 Accounting for income taxes, and reflect the tax effects of all significant temporary differences between the tax basis of assets and liabilities and their reported amounts in the financial statements and net operating loss carry-forwards. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will be realized.

Investment tax credits are accounted for as a reduction in current income taxes in the year in which the credit arises.

Foreign Currency Translation

The Company’s reporting currency and functional currency is the Euro. The financial statements of the Company’s subsidiaries are measured using the local currency as the functional currency. With respect to the Brazilian and Argentina subsidiaries, revenue and expenses have been translated into Euros using the average exchange rate for the period and assets and liabilities have been translated using the period-end exchange rate. With respect to the Argentina subsidiary, at December 31, 2001 through January 10, 2002, there was no exchangeability between the Argentine Peso and foreign currencies. On January 11, 2002 when the exchange market first opened, the exchange rate was ARP 1.5 to Euro 1. Under US GAAP, when exchangeability between two currencies is temporarily lacking at the balance sheet date, the first subsequent rate at which exchange could be made shall be used as of the balance sheet date.

The resulting cumulative translation adjustments have been recorded as a separate component of Quotaholders equity. Translation adjustments resulting from changes in exchange rates affecting balance sheet and income statement items amount to (losses)/gains of €64, €26 and €470 for the periods ended December 31, 2002, 2003 and 2004 respectively, and are presented in the Other Comprehensive Income.

Realized and unrealized foreign currency transaction gains and losses are included in the determination of net income.

Revenue Recognition

Revenue are recognized on product sales when title transfers, which generally corresponds to the date when products are shipped, and when collectibility is reasonably assured. Provisions for returns and other adjustments related to sales are provided in the same period the related sales are recorded on the basis of historical rates of return.

Research and Development Expenses

Research and development expenses are charged to expense as incurred, in the amounts of €1.5 million, €1.4 million and €1.3 million for the years ended December 31, 2002, 2003 and 2004.

BRC SRL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Warranty Costs

Estimated future warranty obligations related to certain products are provided by charges to operations in the period in which the related revenue is recognized. Estimates are based, in part, on historical experience.

Government Grants

The Company receives grants from Italian governmental entities to subsidize certain investments in plant and equipment and research and development expenditures. Grants are recognized when earned and there is no remaining risk of repayment. There is no remaining risk of repayment when the grant conditions are met or when there is no doubt that these conditions will be met in the future. Grants relating to plant and equipment are recorded as a reduction of the cost of the related assets. Grants relating to research and development expenditure are recorded in other revenue.

During 2002, 2003 and 2004 the Company recognized government grants relating to plant and equipment for €133, nil and nil, respectively, and relating to research and development expenditure for €507, €137 and nil respectively.

Statement of Cash Flows

Short-term borrowings arise primarily under the Company’s short-term lines of credit with its banks. These short-term obligations are payable on demand. The cash flows from these items are included under the caption “Net change in short-term borrowings” in the Consolidated Statements of Cash Flows.

Shipping and Handling Costs

Shipping and handling costs on product sales are classified in costs for external services and amount to €373, €362 and €418 for the years ended December 31, 2002, 2003 and 2004, respectively.

Comprehensive Income Loss

The Company presents comprehensive income (loss) in the Consolidated Statements of Stockholders’ Equity in accordance with SFAS No. 130, Reporting Comprehensive Income. Comprehensive income (loss) includes, in addition to net income (loss), charges in equity that are excluded from the consolidated statements of operations and are recorded directly into a separate section of quotaholders’ equity on the consolidated balance sheet.

3. Inventory Net

	December, 31 2002	December, 31 2003	December, 31 2004
Raw materials	€7,810	€6,189	€8,762
Work in progress	217	203	495
Finished goods	2,621	2,501	3,825

Total inventory	10,648	8,893	13,082
Inventory valuation reserve	(317)	(339)	(568)

Inventory, net of reserve	€10,331	€8,554	€12,514

4. Property, Plant and Equipment

	December, 31 2002	December, 31 2003	December, 31 2004
Machinery and equipment	€11,522	€11,813	€12,581
Office furniture and equipment	1,013	1,106	1,256
Vehicles	563	525	590
Other	954	1,305	906

Total property plant and equipment	14,052	14,749	15,333
Accumulated depreciation	(9,440)	(10,524)	(11,722)

Net property, plant and equipment	€4,612	€4,225	€3,611

BRC SRL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In July 2002, the Company sold its land and buildings to IMCOS 2 SrL, a real estate investment company controlled by the shareholders of BRC, and to a leasing company, which then leased the land and buildings to IMCOS 2 under capital lease arrangements. The portion of these land and buildings that were previously used by BRC were then leased back to BRC under operating leases arrangements. The remaining portion of the land and buildings were previously leased by BRC to a related company and a third party. As the sale-and-leaseback was undertaken between companies under common control, the transaction has been accounted for at historical cost and, consequently, the excess of the sale price over the carrying value of the land and buildings of €221 has been credited to additional paid-in capital.

The terms of the rental agreement between BRC and IMCOS 2 SrL require that the Company does not terminate the rental agreement until eight years have expired.

On December 13th, 2004 a lease contract between MTM and IMCOS 2 SrL for the building in Via Fondovalle 1—Cherasco has been signed and it is valid starting from January 1st 2005 till December 31st 2011 for an amount of €132/year. This building has been rented in order to carry out the installation of OEM vehicles sent to BRC by car manufacturers and to carry out the potential future activity of CNG conversion for buses.

5. Loans to Quotaholders

On December 23, 2004 the Company loaned Impco Technologies, Inc., an affiliated company, $22.0 million (€16.2 million). The loan was for the purpose of retiring certain debts of the affiliate. The loan carries an interest rate equal to the 3-month Euribor plus 1.5% per annum, which totaled 3.7% as of December 31, 2004. The loan is scheduled to be repaid to MTM in quarterly installments beginning April 1, 2005. The quarterly payments are required to be not less than $650 (€477.3) in the first two years, $800 (€587.4) in the third year, $1,000 (€734.2) in the fourth year, and $1,150 (€844.4) in the final year, with a $5.0 million (€3.7 million) balloon payment and any remaining unpaid principal and interest due on December 31, 2009. At December 31, 2004, $2.6 million (€1.9 million) was classified as a current portion and $19.4 million (€14.2) was classified as long term.

6. Investments in Affiliates

In February 2001, the Company acquired a 50% stake in MTE SrL for €25. MTE supplies the Company with electronic components for its fuel systems. The amount at which the investment is carried equals the amount of underlying equity in net assets.

In March 2002, the Company acquired a 18,5% stake in Jehin Engineering Company Ltd, a Korean manufacturer of fuel technology systems for €260. In 2004 the participation has been reduced to 13.59%, or €191. In accordance with the share purchase agreement, BRC was able to appoint a member of the Board Directors. In view of the influence that BRC gained through board membership, the investment has been accounted for using the equity method. The amount at which the investment is carried equals the amount of underlying equity in net assets.

In October 2001, BRC Brasil Ltda, or BRC Brasil signed a joint venture agreement with White Martin Gases Industriais S.A., which we refer to as WM, a Brazilian company and subsidiary of Praxair Inc, by which BRC and WM (the “joint venture partners”) agreed to establish a joint venture for the development, manufacture and supply of fuel technology systems in the Brazilian market. Pursuant to the agreement, the joint venture partners agreed to invest jointly up to a maximum of $4 million (€2.9 million) in the first three years of operations. In May 2002, the joint venture partners gave effect to the joint venture agreement and established WMTM Equipamentos de Gases Ltda., which we refer to as WMTM owned 50% by each joint venture partner with an initial cash investment of €819. At the same time the joint venture partners established another 50-50 owned company, BRC Gas Equipment Ltda, which we refer to as BRCGE, with the objective of succeeding BRC Brasil in its activity of importation and sale of BRC’s products on the Brazilian market until such time as WMTM had become fully operational. BRC Brasil subscribed to the creation of BRCGE by contributing the inventories and certain other assets for a value of €717. MTM has also provided for a bank guarantee to WMTM for an amount of €1.5 million, which was subsequently reduced to €275. In exchange for entering into the joint venture agreement, BRC Brasil received from WM $2.2 million (€1.6 million). The agreement also required that BRC Brasil pay WM a certain amount in the event that BRCGE failed to achieve a stipulated level of earnings before interest, income taxes, depreciation and amortization, or EBTIDA. Conversely, WM would pay BRC Brasil if the EBITDA exceeded the stipulated level of earnings before interest, income taxes, depreciation and amortization, as defined. In 2003, the parties agreed that the stipulated level of EBITDA had not been achieved and, accordingly, BRC Brasil paid €98 and recorded this amount as a reduction of the $2.2 million (€1.6 million). The company has accounted for this transaction in accordance with EITF 01-2 Interpretations of APB Opinion No 29 and has recognized

BRC SRL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

a partial gain in 2002 of €953, representing 50% of the excess of the fair value of the assets given up over the carrying value of such assets. The remaining 50% have been recorded as a reduction of the carrying value of Company’s investment in the joint venture companies.

In August 2003 BRCGE ceased operations and in September 2003 was merged into WMTM. The carrying value of the investments in WMTM at December 31, 2004 has been classified as an equity investment.

In August 2003, BRC Brasil and WM each made loans to WMTM in the amount of 5.0 million Real (€1.4 million) and each company subsequently made additional loans in the amount of 2.0 million Real (€0.6 million). The total of the loans made by BRC Brasil to WMTM has been classified as loans to affiliated companies. The loans are non-interest bearing and are due in January 2005

7. Short-term Borrowings

At December 31, 2004, the Company has an unsecured line of credit amounting to approximately €1.1 million with no outstanding balance. Additionally, the Company has up to a €6.1 million line of credit secured by customer account receivable drafts, which has current available of €3.3 million and has no outstanding balance. The weighted average interest rate on these short-term borrowings was approximately 3.5%, nil and nil par annum at December 31, 2002, 2003 and 2004. The lines of credit are callable on demand.

8. Deferred and Income Taxes

Italian and foreign income (losses) before income taxes is as follows:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Italian	€1,051	€(190)	€3,692
Foreign	(1,092)	(628)	839

Total Italian and foreign income (losses) before income taxes	€(41)	€(818)	€4,531

Significant components of the provision for income taxes are as follows:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Current	€737	€432	€1,991
Deferred	300	(221)	120

Total provision for income taxes	€1,037	€211	€2,111

Reconciliation between income taxes computed at the Italian statutory tax rate and the effective income tax provision is as follow:

	Year ended December 31, 2002	Year ended December 31, 2003	Year ended December 31, 2004
Income tax provision at the Italian statutory tax rate 34% in 2002 and 2003 and 33% in 2004	€14	€(278)	€1,493
Effect of Italian IRAP	383	356	605
Aggregated effect of different foreign tax rates	(15)
Permanent Differences:
Non deductible expenses	42	17	33
Investment tax incentive		(70)
Other	25	(4)	18
Change in valuation allowance	588	190	(38)

Effective income tax provision	€1,037	€211	€2,111

BRC SRL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The Italian “IRAP” tax is regional tax on productive activities, and has statutory rate of 4,25%. The IRAP tax is not deductible for corporate tax purposes. The IRAP tax base is similar to the corporate tax base, however does not permit a deduction for labor or interest.

The 2001 Italian investment tax incentive law was enacted in order to encourage capital investments in Italy. Companies are able to reduce their taxable income by up to 50% of the excess of new qualifying capital and other expenditures made in the second half of 2001 and in the year 2002 in fixed assets (tangibles and specified intangibles) over the average of the investments made in such assets during the five prior years. The incentive results in a current one time deduction and neither increases nor decreases the tax bases of the assets to compute future tax deductions for depreciation and amortization relating to investment deductions granted. In 2001 and 2003 the Company recognized a benefit from the investment deductions of €375 and €70, respectively.

The components of deferred income tax assets and liabilities at December 31, 2002, 2003 and 2004 are:

	December 31, 2002	December 31, 2003	December 31, 2004
Deferred tax asset	€1,771	€2,133	€1,819
Less: valuation allowance	(1,206)	(1,396)	(1,358)

Deferred tax assets	565	737	461
Deferred tax liabilities	(485)	(436)	(280)

Net deferred tax asset	€80	€301	€181

Principal items comprising the net deferred income tax assets (liabilities) as of December 31, 2002, 2003 and 2004 are:

	December 31,
	2002	2003	2004
Fixed assets	(485)	(407)	(354)
Warrantee provision	52	74	107
Inventories	163	327	377
Allowance for receivables	302	331	315
NOL carry-forwards	465	585	664
Equity investments	418	531	216
Foreign exchange losses	323	285	141
Other	48	(29)	73

Total deferred tax assets, net	1,286	1,697	1,539
Valuation allowance	(1,206)	(1,396)	(1,358)

Net deferred tax assets	80	301	181

9. Accrued Expenses and Other Current Liabilities

	December 31, 2002	December 31, 2003	December 31, 2004
Social Security and other contributions	€289	€299	€401
Withholding taxes on payroll and other sundry taxes	274	308	10
Accrued employee compensation	489	547	792
Warranty provision	137	200	300
Fiscal provision			60
Accrued interest	54	2	10
Pending litigation			60
Other	185	214	219

Total accrued expenses and other current liabilities	€1,428	€1,570	€1,852

BRC SRL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

10. Debt Payable

Debt payable is as follow:

	December 31, 2002	December 31, 2003	December 31, 2004
Loan from Interbanca bearing interest at 6.3% due in 2003 unsecured	€2,142	€0	€0
Loan from Cassa di Risparmio di Bra, bearing interest at 5.5% due in 2003, unsecured	1,886	0	0
Loans from Ministry of Industry, pursuant to Law 46/82 for research and development and capital expenditures, repayable in annual installments through 2011, bearing interest at an effective rate of 3.25%	1,021	1,077	884
Loan from Mediocredito Unicredito, bearing interest at 3.20% repayable annual installments through 2009			10,000
Other loans	257	42	13

Total Debt	5,306	1,119	10,897
Less: current portion	(4,356)	(143)	(2,240)

Non-current portion	€950	€976	€8,657

At December 31, 2004, long term debt is repayable as follows:

Year ended December 31
2005	€2,240
2006	2,114
2007	2,117
2008	2,119
2009	2,120
Thereafter	187

Total debt	€10,897

On December 2, 2004 MTM entered into an unsecured loan agreement with the Bank Unicredit Banca Medio Credito S.p.A. for €10.0 million in order to provide additional liquidity to provide to Impco a loan in the amount of $22.0 (€16.2 million). Conditions for the financing MTM signed with UniCredit Banca Medio Credito S.p.a. are the following:

Term: 5 years

Repayment schedule: 20 quarterly installments of €500 principal plus Interests.

Rate: Quarterly Euribor plus 1% of Spread Commitment fee, currently 3.2%.

Covenants: Requirement of quotaholders equity to be not less than €20.0 million. Requirement not to distribute profit for year 2004 and 2005. Requirement to keep the rate of debts to equity not higher than 0.80.

The $22.0 million (€16.2 million) loan from MTM granted to IMPCO, according to the Loan Agreement signed on December 23rd, 2004, has been used by the latter to extinguish the loan with Bison Capital Structured Equity Partners, LLC.

11. Employees Severance Indemnities

The liability for severance indemnities relates primarily to the Company’s employees in Italy. The severance indemnity liability is calculated in accordance with local civil and labor laws based on each employee’s length of service, employment category and remuneration. There is no vesting period or funding requirement associated with the liability. The liability recorded in the balance sheet is the amount that the employee would be entitled to if the employee terminates immediately. The charge to earnings was €381, €391 and €420 for the years ended December 31, 2002, 2003 and 2004, respectively.

BRC SRL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

12. Related Party Transactions

A detail of balances with related parties as of December 31, 2002, 2003 and 2004 is as follows:

	December 31, 2002	December 31, 2003	December 31, 2004
Receivables and advances:
WMTM Equipamento de Gases Ltda	€2,812	€2,317	€1,226
BRC Gas Equipment Ltda	137	0	0
MTE SrL	8	1	35
Jehin Engineering Company Ltd	18	54	128

Total receivables and advances	€2,975	€2,372	€1,389

Payables:
MTE SrL	€322	€185	€1,109
Europlast SrL	112	68	814
TCN SrL	246	108	710

Total payables	€680	€361	€2,633

In 2002 and 2003, the Company sold fuel technology systems to BRCGE for an amount of €882 and €85, respectively.

In 2002, 2003 and 2004, the Company sold fuel technology systems to WMTM for an amount of €3.4 million, €2.9 million and €2.0 million respectively.

In 2002, 2003 and 2004 the Company acquired from its affiliate, MTE SrL, electronic components for its fuel technology systems for an amount of €1.3 million, €1.3 million and €2.5 million respectively. In 2002, 2003 and 2004 the Company paid rent to MTE in the amount of €6 and sold products to MTE in the amount of €37, €29 and €58, respectively.

In 2002, 2003 and 2004, the Company acquired plastic components from Europlast SrL for an amount of €362, €552, and €1,416 respectively, and iron-made elements from TCN SrL for an amount of €779, €584 and €1,283 respectively. In 2003 and 2004, the Company sold products to Europlast in the amount of €47 and €33, respectively. In 2003, the Company sold products to TCN in the amount of €4. In 2003 and 2004, the Company sold products to MTM Hydro SrL in the amount of €14 and €7, respectively, and purchased products in the amount of €7 and €9, respectively. In 2003 and 2004, the Company received rent from BM2 in the amount of €6 and €16, respectively, and sold products to BM2 in the amount of €40 and €134, respectively. Europlast, TCN, MTM Hydro and BM2 are majority owned by the shareholders of the Company.

In 2002, 2003 and 2004 BRC rented an industrial building to TCN for €11, nil and nil, respectively.

In 2002, 2003 and 2004, the Company leased buildings from IMCOS2 SrL, a related company for an amount of €122, €450 and €450, respectively.

13. Commitments and Contingencies

Litigation

The Company is involved in legal proceedings arising in the normal course of business. As of December 31, 2004, the Company has accrued €60 for a lawsuit relating to a third party installers installation of the Company’s product. Management believes that, based on advice of legal counsel, the outcome of this and other proceedings will not have any material adverse effect on the Company’s financial statements.

Lease Commitments

The following are the minimum payments that will have to be made in each of the years indicated based on operating leases in effect as of December 31, 2004:

Year ended December 31
2005	€582
2006	582
2007	582
2008	582
2009	582
Thereafter	2,398

Total minimum lease payments	€5,308

BRC SRL

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Rental expense for all operating leases amounted to €122, €450 and €450 in the years ending December 31, 2002, 2003 and 2004, respectively. The major portion of these leases contains renewal options.

14. Financial Instruments

Off Balance Sheet Risk

The Company has not in the past enter into forward exchange contracts or purchase foreign currency options to hedge firm sales/purchases commitments, anticipated but not yet committed sales/purchases and investments in debt securities denominated in foreign currency.

Concentration of Credit Risk

Financial instruments that potentially subject the Group to concentration of credit risks consist principally of cash investments and trade accounts receivable. The Group maintains cash and cash equivalents and short-term investments with financial institutions located in the various countries in which it operates. The Company selects only financial institutions with high credit standards for use in its investment strategies.

Concentration of credit risk and the risk of accounting loss with respect to trade receivables is generally limited due to the large number of the Company’s end customers. The Company generally does not require collateral with respect to goods and services provided in Italy, but normally makes sales to foreign customers against secured letters of credit.

The Company’s two largest individual customers accounted for 18.9%, 22%, and 22% of net sales for the years ended December 31, 2002, 2003 and 2004, respectively.

Fair Value of Financial Instruments

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments.

Cash and cash equivalents—The carrying amount of cash and cash equivalents reported by the Company approximates their fair value.

Account receivable and payable—The carrying amount of accounts receivable and payable approximates their fair value.

Short and long-term debt—The fair value of long-term debt, as of December 31, 2002, 2003 and 2004, amounts to approximately €5,507, €934 and €8,657, respectively. The carrying amount of the Company’s other borrowings approximately their fair value. The fair values of the Company’s long term debt are estimated using cash flow analyses, based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

15. Subsequent Events

On October 22, 2004 a purchase agreement between Impco Technologies Inc. and Mariano and Pier Antonio Costamagna was executed for the sale of the remaining 50% of BRC Srl. On March 10, 2005 Impco shareholders’ approved the transaction. The transaction was completed and closed on March 31, 2005.

In January 2005, the Company entered into two foreign exchange contracts in connection with the $22.0 million (€16.2 million) loan to IMPCO Technologies. No foreign exchange contracts were outstanding as of December 31, 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

IMPCO BRC DE MEXICO, S.A. de C.V.

We have audited the accompanying balance sheet of IMPCO BRC DE MEXICO, S.A. de C.V. (the “Company”) as of December 31, 2005, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of IMPCO BRC DE MEXICO, S.A. de C.V. at December 31, 2005, and the results of its operations and its cash flows for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Hernández Marrón y Cía., S.C.

Mexico

June 8, 2006

IMPCO BRC DE MEXICO, S.A. de C.V.

BALANCE SHEETS

(In thousands of Mexican pesos)

	December 31, 2004		December 31, 2005
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	—	Ps.	4,490
Accounts receivable less allowance for doubtful accounts of Ps.0 and Ps.1,328, respectively		—		7,164
Inventory, net		37,095		8,554
Other current assets		4,910		259
Related party receivables		—		1,637

Total current assets		42,005		22,104
Property and equipment		3,365		739
Less: accumulated depreciation		—		(101)

Net property and equipment		3,365		638

Total Assets	Ps.	45,370	Ps.	22,742

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	Ps.	—	Ps.	289

Accrued payroll obligations		—		567
Other accrued expenses		—		127
Related party payables		31,852		23,914

Total current liabilities		31,852		24,897
Stockholders’ equity (deficit):
Capital stock		50		50
Additional paid-in capital		27,036		27,036
Subscription receivable		(13,568)		(6,427)
Accumulated deficit		—		(22,814)

Total stockholders’ equity (deficit)		13,518		(2,155)

Total Liabilities and Stockholders’ Equity (Deficit)	Ps.	45,370	Ps.	22,742

See accompanying notes to financial statements.

IMPCO BRC DE MEXICO, S.A. de C.V.

STATEMENTS OF OPERATIONS

(In thousands of Mexican pesos)

	From December 30, 2004 (inception) to December 31, 2004		Year Ended December 31, 2005
	(unaudited)
Revenue	Ps.	—	Ps.	70,222
Costs and expenses:
Cost of revenue		—		75,358
Selling, general and administrative expense		—		17,073
Impairment loss of long-lived assets		—		966

Total costs and expenses		—		93,397

Operating loss		—		(23,175)
Other income, net		—		380
Interest expense		—		(19)

Loss before income taxes		—		(22,814)
Income tax expense		—		—

Net loss	Ps.	—	Ps.	(22,814)

See accompanying notes to financial statements.

IMPCO BRC DE MEXICO, S.A. de C.V.

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

(In thousands of Mexican pesos)

	Capital Stock		Additional Paid-In Capital		Subscription Receivable		Accumulated Deficit		Total Stockholders’ Equity (Deficit)
Balance, December 30, 2004 – Date of Inception (unaudited)	Ps.	—	Ps.	—	Ps.	—	Ps.	—	Ps.	—

Net loss (unaudited)		—		—		—		—		—
Contribution from joint venture partners (unaudited)		—		27,036		(13,518)		—		13,518
Capital stock issued (unaudited)		50		—		(50)		—		—

Balance, December 31, 2004 (unaudited)	Ps.	50	Ps.	27,036	Ps.	(13,568)	Ps.	—	Ps.	13,518

Net loss		—		—		—		(22,814)		(22,814)
Subscription receivable payment from joint venture partner		—		—		7,141		—		7,141

Balance, December 31, 2005	Ps.	50	Ps.	27,036	Ps.	(6,427)	Ps.	(22,814)	Ps.	(2,155)

See accompanying notes to financial statements.

IMPCO BRC DE MEXICO, S.A. de C.V.

STATEMENTS OF CASH FLOWS

(In thousands of Mexican pesos)

	From December 30, 2004 (inception) to December 31, 2004		Year Ended December 31, 2005
	(unaudited)
Cash flows from operating activities:
Net loss	Ps.	—	Ps.	(22,814)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:
Depreciation and other amortization		—		2,635
Impairment loss of long-lived assets		—		966
Provision for doubtful accounts		—		1,328
Provision for inventory reserve		—		13,500
Increase in accounts receivable		—		(8,492)
(Increase) decrease in inventories		(23,577)		15,041
Increase in accounts payable		—		289
Increase in accrued expenses		—		694
Receivables from/payables to related party		31,852		(9,575)
(Increase) decrease in other assets		(4,910)		4,651

Net cash used in operating activities		3,365		(1,777)

Cash flows from investing activities:
Purchase of equipment and leasehold improvements		(3,365)		(874)

Net cash used in investing activities		(3,365)		(874)

Cash flows from financing activities:
Subscription receivable payment from joint venture partner		—		7,141

Net cash provided by financing activities		—		7,141

Net increase in cash and cash equivalents		—		4,490
Cash and cash equivalents at beginning of period		—		—

Cash and cash equivalents at end of period	Ps.	—	Ps.	4,490

Supplemental disclosures of cash flow information:
Non-cash investing and financing activities:
Contribution of inventory from joint venture partner	Ps.	13,518	Ps.	—
Purchase of inventory and fixed assets from joint venture partner via a related party payable	Ps.	26,942	Ps.	2,863

See accompanying notes to financial statements.

IMPCO BRC DE MEXICO, SA de CV

Notes to Financial Statements

(Information as of December 31, 2004 is unaudited)

1. Summary of Significant Accounting Policies

(a) Basis of presentation and description of the business—IMPCO BRC de Mexico, S.A. de C.V., which we refer to as “IBMexicano” or the Company, was established as a joint venture between IMPCO Technologies, Inc. (“IMPCO”) and Clean Fuels USA, Inc. (“CFUSA”) on December 30, 2004. IMPCO contributed approximately US$1.2 million of inventory assets from its wholly-owned subsidiary, Grupo IMPCO Mexicano, S. de R.L. de C.V. (“GIM”). In March 2006, IMPCO and CFUSA mutually agreed to dissolve and liquidate IBMexicano. The Company closed its facility on June 8, 2006 and expects to liquidate its assets prior to the end of 2006.

IBMexicano formerly manufactured and supplied alternative fuel products and systems to the transportation, industrial and power generation industries to the Mexican market. The Company’s components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

(b) Cash and cash equivalents—The Company considers all highly liquid investments with maturity of three months or less when purchased to be cash equivalents.

(c) Inventories—IBMexicano values its inventories at the lower of cost or market value. Cost is determined by the average cost method while market value is determined by replacement cost for raw materials and parts and net realizable value for work-in-process and finished goods.

(d) Equipment and leasehold improvements—Equipment and leasehold improvements are stated on the basis of historical cost. Depreciation of equipment is provided using the straight-line method over the assets’ estimated useful lives, ranging from three to seven years. Amortization of leasehold improvements is provided using the straight-line method over the shorter of the assets’ estimated useful lives or the lease terms. Depreciation expense in 2005 was approximately Ps. 2,635,000 and included accelerated amortization of leasehold improvements of Ps. 2,244,000.

Property and equipment consists of the following (in thousands of Mexican pesos):

	December, 31 2004		December, 31 2005
	(Unaudited)
Dies, molds and patterns	Ps.	56	Ps.	—
Machinery and equipment		426		—
Office furnishings and equipment		583		358
Automobiles and trucks		56		381
Leasehold improvements		2,244		—

		3,365		739
Less: accumulated depreciation and amortization		—		(101)

Net equipment and leasehold improvements	Ps.	3,365	Ps.	638

(e) Revenue recognition—Revenue is recognized when title is transferred, when products are shipped, and when management is reasonably assured of collectibility. Also, in accordance with Emerging Issues Task Force No. 00-10 (EITF 00-10), Accounting for Shipping and Handling Fees and Costs, the Company includes the costs of shipping and handling, when incurred, in cost of goods sold.

(f) Allowance for doubtful accounts—The Company maintains provisions for uncollectible accounts for estimated losses resulting from the inability of its customers to remit payments. The Company continuously monitors collections and payments from its customers and maintains a provision for estimated credit losses based upon its historical experience and any specific customer collection issues that have been identified. Accounts balances are charged off against the allowance when the Company determines it is probable the receivable will not be recovered.

IMPCO BRC DE MEXICO, SA de CV

Notes to Financial Statements – (continued)

(Information as of December 31, 2004 is unaudited)

(g) Impairment of assets—Impairment losses are recorded on assets used in operations when an indicator of impairment (significant decrease in market value of an asset, significant change in extent or manner in which the asset is used or significant physical change to the asset) is present and the undiscounted cash flows estimated to be generated by those assets are less than the assets’ carrying amount. In March 2006, the Company commenced liquidation and, as a result, recorded impairment losses on its assets during the year ended December 31, 2005 (see note 5).

(h) Use of estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires that management make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(i) Income taxes—The Company uses the asset and liability method to account for income taxes, which requires the recognition of taxes payable or refundable for the current year and deferred tax liabilities and assets for the differences between the basis recognized in the financial statements and tax returns. Significant management judgment is required in determining the provision for income taxes, deferred tax assets and liabilities and any valuation allowance recorded against net deferred tax assets. In the preparation of its financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items, such as deferred revenue, property, plant and equipment and losses for tax and accounting purposes. These differences result in deferred tax assets, which include tax loss carry-forwards, and liabilities, which are included within the balance sheet. The Company then assesses the likelihood of recovery of the deferred tax assets from future taxable income, and to the extent that recovery is not likely or there is insufficient operating history, a valuation allowance is established. To the extent a valuation allowance is established or increased in a period, the Company includes an expense within the tax provision of the statement of operations.

2. Inventory, Net

(in thousands of Mexican pesos)	December, 31 2004		December, 31 2005
	(Unaudited)
Raw materials	Ps.	—	Ps.	—
Work in progress		—		—
Finished goods		37,095		22,054

Total inventory		37,095		22,054
Inventory valuation reserve		—		(13,500)

Inventory, net of reserve	Ps.	37,095	Ps.	8,554

IMPCO BRC DE MEXICO, SA de CV

Notes to Financial Statements – (continued)

(Information as of December 31, 2004 is unaudited)

3. Income Taxes

The provision for income taxes consists of the following (in thousands of Mexican pesos):

	Years Ended December 31,
	2004		2005
	(Unaudited)
Current:
Federal	Ps.	—	Ps.	—

		—		—
Deferred:
Federal		—		(6,844)
Change in Valuation Allowance		—		6,844

		—		—

Total provision (benefit)	Ps.	—	Ps.	—

The Company incurred losses in 2005 and has a deferred tax asset for the net operating loss carryforward. The Company determined that more likely than not the deferred tax asset would not be recovered in the future. As a result, the Company recorded a full valuation allowance against the deferred tax asset.

A reconciliation of income taxes computed at the federal statutory income tax rate to income taxes reported in the statements of operations as follows:

	Year Ended December 31,
	2004	2005
	(Unaudited)
Federal statutory income tax rate	—%	30.0%
Valuation Allowance	—	(30.0)
Other	—	—

Effective tax rate	—%	—%

4. Commitments and Contingencies

(a) Leases

The Company had operating leases for facilities. The lease term ended on March 2006 and thereafter the Company has been on a month-to-month contract with rent payments of approximately Ps. 200,000 per month.

Total rental expense under the operating lease for 2005 was approximately Ps. 1,065,000.

(b) Employee severance

See note 8.

5. Impairment Loss on Long-Lived Assets, Inventory and Receivable Reserves and Write-Off of Other Assets

On March 15, 2006, IMPCO and CFUSA mutually agreed to dissolve and liquidate IBMexicano. The Company closed its operations in Mexico on June 8, 2006 and expects to liquidate its assets by the end of the second quarter of 2006. Cash proceeds, or net realizable value, from this closure will be used to settle its liabilities.

As a result of the planned liquidation, the Company recorded in 2005 approximately Ps. 966,000 in asset impairment losses related to the write-down of fixed assets, which consisted primarily of machinery and equipment and office furnishing and equipment to their net realizable value since they will be liquidated or scrapped. In addition, the Company also recorded a write-off of approximately Ps. 3,622,000 in other current assets primarily related to non-recoverability of VAT receivable and amortization of prepaid expense, included with selling, general and administrative expenses. Additional inventory reserves of Ps. 13,500,000 are included in the cost of revenue because the Company sold these inventories at a loss in 2006. The Company recorded approximately Ps. 1,328,000 in additional allowance for doubtful accounts included with selling, general and administrative expenses based on expected collections of the receivable balances.

6. Related Party Transactions

In 2004, the Company purchased inventory and fixed assets with a value of approximately Ps. 26,942,000, with related value added tax of approximately Ps. 4,910,000, from GIM. In 2005, IBMexicano purchased inventory from IMPCO, GIM and BRC SrL of approximately Ps. 49,346,000, Ps. 3,588,000 and Ps. 120,000, respectively.

The following table sets forth amounts that are included within the captions noted on the balance sheets at December 31, 2004 and 2005 representing related party transactions with the Company (in thousands of Mexican pesos):

	At December 31,
	2004		2005
	(Unaudited)
Current Receivables:
GIM (a)	Ps.	—	Ps.	1,615
WMTM Equipamento de Gases Ltd (b)		—		22

	Ps.	—	Ps.	1,637
Current Payables:
GIM (a)	Ps.	31,852	Ps.	22,762
IMPCO (c)		—		1,152

	Ps.	—	Ps.	23,914

(a)	GIM is a wholly-owned subsidiary of IMPCO.
(b)	WMTM Equipamento de Gases Ltd. is 50% owned by BRC SrL. which is a wholly-owned subsidiary of IMPCO.
(c)	IMPCO is a 50% joint venture partner of IBMexicano.

7. Supplementary Cash Flow Information

Interest and income taxes paid for 2003, 2004 and 2005 are as follows (in thousands of Mexican pesos):

	Year Ended December 31,
	2003		2004		2005
	(Unaudited)		(Unaudited)
Interest paid	Ps.	—	Ps.	—	Ps.	19
Taxes paid (including value added tax)	Ps.	—	Ps.	—	Ps.	147

8. Subsequent Event

Subsequent to year end, the Company entered into an agreement with 7 employees to pay severance in the amount of 4 months of their salary. The amount is approximately Ps. 381,000 and was recorded to accrued expenses in the first quarter of 2006. These employees are required to work until the operations are closed in June 2006 in order to receive their severance benefits.

On March 15, 2006, IMPCO and CFUSA mutually agreed to dissolve and liquidate IBMexicano. On June 8, 2006, the Company closed its facility and expects to liquidate its assets prior to the end of 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

IMPCO Technologies Inc.

The audits referred to in our report dated March 28, 2006 relating to the consolidated financial statements of IMPCO Technologies Inc., included the audit of the financial statement schedule for 2004 and 2005 listed in the accompanying index. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule presents fairly, in all material respects, the information set forth therein.

/s/ BDO SEIDMAN, LLP

Los Angeles, California

March 28, 2006

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

IMPCO TECHNOLOGIES, INC.

(in thousands)

	Balance at beginning of period	Additions from BRC acquisition at March 31, 2005	Additions charged (credited) to costs and expenses	Write-offs and other adjustments	Balance at end of period
Allowance for doubtful accounts for the period ended:
December 31, 2005	$1,687	$890	$723	$(106)	$3,194
December 31, 2004	629	—	1,110	(52)	1,687
December 31, 2003	1,295	—	430	(1,096)	629

Inventory valuation reserve for the period ended:
December 31, 2005	$3,669	$316	$2,609	$(3,587)	$3,007
December 31, 2004	2,269	—	1,800	(400)	3,669
December 31, 2003	1,666	—	984	(381)	2,269

Warranty reserve for the period ended:
December 31, 2005	$1,376	$413	$1,072	$(723)	$2,138
December 31, 2004	674	—	739	(37)	1,376
December 31, 2003	452	—	398	(176)	674

Deferred tax valuation allowance for the period ended:
December 31, 2005	$35,556	—	$10,448	$—	$46,004
December 31, 2004	26,479	—	9,077	—	35,556
December 31, 2003	24,000	—	2,479	—	26,479